Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

REPORT ON THE

MINERAL RESOURCES & MINERAL RESERVES

OF THE

NORTHERN TERRITORY OPERATIONS

Northern Territory, Australia

Prepared for

KIRKLAND LAKE GOLD Ltd.

Effective Date December 31, 2016

Dated March 30, 2017

Authors: Mark Edwards, FAusIMM (CP), MAIG

Jason Keily FAusIMM (CP), CPEng

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

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Important Notice

This Technical Report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) for Kirkland Lake Gold Ltd. (Kirkland Lake Gold). The data, information, estimates, conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with: the information available at the time of preparation; the data supplied by outside sources, which has been verified by the authors as applicable; and the assumptions, conditions and qualifications set forth in this Technical Report.

Cautionary Note with Respect to Forward-Looking Information

Certain information and statements contained in this Technical Report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes or developments that Kirkland Lake Gold Ltd. and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, assumptions and parameters underlying the life of mine update not being realized, a decrease in the future gold price, discrepancies between actual and estimated production, changes in costs (including labour, supplies, fuel and equipment), changes to tax rates; environmental compliance and changes in environmental legislation and regulation, exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the technical report. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; operating and capital costs; the Company’s ability to attract and retain skilled staff; sensitivity to metal prices and other sensitivities; the supply and demand for, and the level and volatility of the price of, gold; the supply and availability of consumables and services; the exchange rates of the Canadian dollar to the U.S. dollar; energy and fuel costs; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; market competition; ongoing relations with employees and impacted communities and general business and economic conditions. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof, or such other date or dates specified in such statements.

All forward-looking statements in this Technical Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Kirkland Lake Gold Ltd. and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

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Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

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Non-IFRS Financial Performance Measures

Kirkland Lake Gold has included a non-IFRS measure “total site costs”, “total site costs per ounce” and various unit costs in this Technical Report. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

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Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

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Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

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Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

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LIST OF FIGURES

FIGURE 4-1	NEWMARKET GOLD’S NORTHERN TERRITORY PROJECTS	18
FIGURE 4-2	NEWMARKET GOLD’S NORTHERN TERRITORY PROPERTIES	19
FIGURE 4-3	BURNSIDE AREA TENEMENTS	25
FIGURE 4-4	UNION REEFS AREA TENEMENTS	26
FIGURE 4-5	PINE CREEK AREA TENEMENTS	27
FIGURE 4-6	NEWMARKET GOLD’S ROCKLAND RESOURCES – JV AGREEMENT AREAS	30
FIGURE 4-7	NEWMARKET GOLD- PNX METALS JOINT VENTURE AREAS	32
FIGURE 4-8	BIDDLECOMBE ROYALTY AGREEMENT FOR ELIZABETH TENEMENTS	41
FIGURE 4-9	TITLES COVERED BY THE PINE CREEK ROYALTY AGREEMENT	42
FIGURE 4-10	TENEMENTS COVERED BY FRANCO-NEVADA AGREEMENT	43
FIGURE 4-11	TENEMENTS COVERED BY RED METAL ROYALTY AGREEMENT	44
FIGURE 4-12	TITLES COVERED BY ON AND GROVES ROYALTY AGREEMENT NEAR NORTH POINT	45
FIGURE 4-13	TENEMENTS COVERED BY MMP #0546-03	48
FIGURE 4-14	TENEMENTS COVERED BY MMP #0539-03	49
FIGURE 4-15	TENEMENTS COVERED BY MMP #0538-01	50
FIGURE 4-16	TENEMENTS COVERED BY AUTHORIZATION #0525-02	51
FIGURE 4-17	TENEMENTS COVERED BY AUTHORIZATION #0526-01	51
FIGURE 4-18	TENEMENTS COVERED BY AUTHORIZATION #0528-01	52
FIGURE 4-19	TENEMENTS COVERED BY AUTHORIZATION #0530-01	52
FIGURE 5-1	GEOGRAPHICAL REGIONS OF THE NORTHERN TERRITORY	54
FIGURE 6-1	LOCATION OF PROCESSING FACILITIES IN PINE CREEK REGION	61
FIGURE 7-1	CRUSTAL SUB-DIVISIONS OF AUSTRALIA	70
FIGURE 7-2	GEOLOGY - NORTHERN TERRITORY (AHMAD, ET AL., 2009)	72
FIGURE 7-3	REGIONAL GEOLOGY, PINE CREEK OROGEN (AHMAD, ET AL., 2009)	73
FIGURE 7-4	STRATIGRAPHIC COLUMN, PINE CREEK OROGEN (GILLMAN, ET AL., 2009)	74
FIGURE 7-5	DIAGRAMMATIC CROSS SECTION COSMO REGION LOOKING NORTH	75
FIGURE 7-6	SIMPLIFIED GEOLOGICAL MODEL FOR THE COSMO DEPOSIT (MILLER, 2015)	76
FIGURE 7-7	(A) ISOCLINAL FOLDS OF EARLY SILICA-PYRITE VEINS – COSMO MINE	77
FIGURE 7-8	(A) ISOCLINAL TO ELASTICA NON-CYLINDRICAL FOLDS IN MUDSTONE IN A DECOUPLED PRIMARY LAYER; COSMO MINE	77
FIGURE 7-9	3D VIEW LOOKING DOWN TOWARDS THE NW UPON THE COSMO (NORTHERN) AND PHANTOM (SOUTHERN) OPEN PITS SHOWING THE RELATIVE LOCATIONS OF MAIN DOLERITE BODIES (GREEN)	79
FIGURE 7-10	SCHEMATIC DIAGRAM SHOWING A CROSSECTION OF THE SEDIMENTARY CYCLES AND THE LOCATION OF THE 100 AND 200 LODES WITHIN THE CYCLE.	79
FIGURE 7-11	OUTCROPS OF IRON FORMATION AT COSMO	80
FIGURE 7-12	VARIOUS NODULE FORMS FROM COSMO	81
FIGURE 7-13	MAIN ROCK TYPES ASSOCIATED WITH GOLD MINERALIZATION AT COSMO MINE	82
FIGURE 7-14	ARSENOPYRITE RIMMING SILICA NODULE IN META-SILTSTONE (CP023W4; 753M 300 LODE)	82
FIGURE 7-15	EXAMPLES OF COARSE GOLD IN QUARTZ VEINS FROM COSMO MINE;	83
FIGURE 7-16	LANTERN 700 LODE DOLOMITE UNIT SHOWING TIGHT FOLDING OF INCLUDED NARROW MUDSTONE BEDS (CW93513 121.3M)	84
FIGURE 7-17	TYPICAL UN-MINERALISED LANTERN WESTERN LIMB STRATIGRAPHY EXHIBITING MUDSTONE-SILTSTONE-CARBONATE FACIES ROCKTYPES (CW101001A)	85

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December 2016	Northern Territory Operations

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FIGURE 7-18	BANDED IRON FORMATIONS FROM LANTERN DEPOSIT	85
FIGURE 7-19	ALTERATIONS TYPES FROM THE LANTERN 700 LODE	86
FIGURE 7-20	FOLDED GARNET-CHLORITE ALTERED CONTACT – LANTERN DEPOSIT.	86
FIGURE 7-21	RANGE OF BRECCIA TYPES IN THE LANTERN DEPOSIT HOST SEQUENCE;	87
FIGURE 7-22	HANGINGWALL MINERALIZATION. SHOWING FOLD COMPLEXITY AND LOCATION OF THE EASTERN MINERALIZATION LODES AND CORRESPONDING WESTERN LODES (YELLOW)	88
FIGURE 7-23	LONGITUDINAL SECTION OF THE COSMO MINE, GEOLOGY AND MAJOR FAULTS	89
FIGURE 7-24	MINERALIZATION EXAMPLES FROM COSMO MINE. LHS: EXAMPLE OF THE LINEAR EASTERN LODES. RHS: FOLDED EXAMPLE FROM THE HINGE ZONE	90
FIGURE 7-25	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL 100 LODES	91
FIGURE 7-26	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL 200 LODES	91
FIGURE 7-27	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL 300 LODES	92
FIGURE 7-28	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL 400 LODES	93
FIGURE 7-29	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL REDBELLY LODE	94
FIGURE 7-30	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T, AU ALL TAIPAN LODE	95
FIGURE 7-31	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU. ALL KEELBACK LODE	96
FIGURE 7-32	COSMO MINE FOOTWALL MINERALIZATON. SHOWING PLAN OF THE FOUR EASTERN LODES	96
FIGURE 7-33	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL 500 LODES	97
FIGURE 7-34	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL 600 LODES	98
FIGURE 7-35	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, SLIVER LODE	99
FIGURE 7-36	COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU, ALL LANTERN LODES	100
FIGURE 7-37	GEOLOGICAL INTERPRETATION CROSSSSECTION FOR THE LANTERN DEPOSIT	101
FIGURE 7-38	UNION REEFS DEPOSITS AREA	103
FIGURE 7-39	UNION REEFS MINERALIZED ZONES AND DEPOSITS – PLAN VIEW	104
FIGURE 7-40	DEFORMATION SUMMARY UNION REEFS	106
FIGURE 7-41	LOCAL GEOLOGY FOR UNION REEFS GOLD PROJECT	107
FIGURE 7-42	MINERALIZATION AND STRUCTURE, NORTH WALL OF CROSSCOURSE MINE	109
FIGURE 7-43	BLOCK MODEL DIAGRAM OF POTENTIAL STRUCTURES AT CROSSCOURSE	110
FIGURE 7-44	1.0 G/T AU GRADE SHELLS IN THE CROSSCOURSE PIT. (A) PLAN VIEW. (B) LONGITUDINAL SECTION	111
FIGURE 7-45	1.65 G/T AU GRADE SHELLS IN THE CROSSCOURSE PIT (A) PLAN VIEW. (B) LONGITUDINAL SECTION.	112
FIGURE 7-46	BURNSIDE – PROSPECTS AND DEPOSIT LOCATIONS	114
FIGURE 7-47	HOWLEY ANTICLINE DEPOSITS - SURFACE GEOLOGY	116
FIGURE 7-48	HOWLEY DEPOSIT SIMPLIFIED GEOLOGICAL SECTION (LOOKING NORTH) – HOWLEY ANTICLINE (GILLMAN, ET AL., 2009)	118
FIGURE 8-1	STRUCTURAL – STRATIGRAPHIC MODEL FOR DEPOSITS – PINE CREEK OROGEN (SENER, 2004)	125
FIGURE 8-2	PINE CREEK OROGEN STRUCTURAL INTERPRETATION ON TMI BASE	130
FIGURE 8-3	LOCATION AND INTERPRETED DISPLACEMENT OF THE F1 FAULT LOOKING WEST.	132
FIGURE 8-4	LONGSECTION SHOWING LOCATION OF THE F3, F8 AND F9 FAULTS - LOOKING WEST.	133
FIGURE 8-5	PLAN VIEWS OF COSMO	134
FIGURE 8-6	PLAN VIEW TAKEN AT THE 940RL SHOWING DISPLACEMENT OF THE FOOTWALL MINERALIZATION LODES DUE TO THE DEXTRAL STRIKE SLIP MOVEMENT ON THE F9 FAULT.	134
FIGURE 8-7	COSMO PIT PORTAL WALL LOOKING SOUTH-EAST SHOWING DEEPLY INCISED SLOTS AT THE TRACES OF FAULTS: F10 AND OTHER FAULTS. DOLERITES ARE IN GREEN STIPPLE.	136
FIGURE 8-8	DIAMOND CORE DEMONSTRATING F-10 FAULT FABRIC AT DEPTH IN THE FOOTWALL OF THE EASTERN LIMB	136
FIGURE 8-9	MINERALIZATION DEVELOPMENT HEADING ON THE 955-100 SOUTH DRIVE SHOWING THE 100 LODE ON THE LEFT, THE F10 FAULT, AND THE 200 LODE ON THE RIGHT (LOOKING SOUTH).	137
FIGURE 8-10	FLAT NORTH DIPPING FAULTS SEEN IN THE EAST WALL OF THE COSMO PIT.	138
FIGURE 8-11	SHALLOW F1 FAULT, OR UNDERLYING SHALLOW SPLAY FAULT, OBSERVED TO THE SW SIDE OF THE BRIDGE AREA BETWEEN THE MAIN COSMO, AND SOUTHERN PHANTOM, OPEN PITS.	138
FIGURE 8-12	LANTERN MINERALIZATION PARAGENESIS MODEL	139
FIGURE 8-13	EXAMPLES OF GOLD RICH LANTERN QUARTZ VEIN	141
FIGURE 8-14	CROSS SECTION 1270MN OF LANTERN DEPOSIT MINERALIZATION LODES AND GEOLOGICAL INTERPRETATION	142
FIGURE 8-15	CROSS SECTION 1330MN OF LANTERN DEPOSIT MINERALIZATION LODES AND GEOLOGICAL INTERPRETATION	142
FIGURE 8-16	CROSS SECTION 1300MN OF LANTERN DEPOSIT MINERALIZATION LODES AND GEOLOGICAL INTERPRETATION	143
FIGURE 9-1	COSMO MINE SECTIONS ILLUSTRATING EXPLORATION GROWTH TARGETS IDENTIFIED IN 2016 WHICH WILL BE FOLLOWED UP WITH DOWN PLUNGE DRILLING IN 2017	145
FIGURE 9-2.	LOCAL GEOLOGY MAP FOR THE SOUTHERN COSMO MINE CAMP PORTION OF THE COSMO-HOWLEY ANTICLINE	146
FIGURE 9-3	LOCATION OF COSMO MINE NEAR MINE TARGETS, DRILL TESTED IN 2016	147
FIGURE 9-4	TYPICAL SECTION THROUGH THE LANTERN MINERALIZATION	149
FIGURE 9-5	LANTERN ALTERATION AND VEIN TYPES	150
FIGURE 9-6	HOLE CW101005 107M EXAMPLE OF BANDED SILICA-CHLORITE	153
FIGURE 9-7	LANTERN ROCK TYPES	155
FIGURE 9-8	LANTERN STRUCTURAL EXAMPLES AND STEREONETS	156
FIGURE 9-9	EXAMPLES OF LANTERN FAULT ZONES	157
FIGURE 9-10	MINERALIZED EXAMPLES FROM LANTERN DEPOSIT	159
FIGURE 9-11	EQUAL AREA LOWER HEMISPHERE STEREOGRAPHIC PROJECTIONS FROM THE SLIVER N ZONE	160
FIGURE 9-12	EQUAL AREA LOWER HEMISPHERE STEREOGRAPHIC PROJECTIONS FROM THE SLIVER LODE	161
FIGURE 9-13	OPEN PIT GEOLOGICAL INTERPRETATION MAPS OF COSMO - 1991 AND 1995	163
FIGURE 9-14	1995 SIMPLIFIED STRUCTURAL MAP OF THE COSMO (MAIN) AND PHANTOM OPEN PITS	164
FIGURE 9-15	COMPILATION MAP SHOWING THE THREE KNOWN GOLD BEARING PORTIONS OF THE KOOLPIN FORMATION WITHIN THE MAIN COSMO-HOWLEY ANTICLINE	165
FIGURE 9-16	LOCATION OF DEPOSITS ALONG THE COSMO TREND, WESTERN SIDE OF THE BURNSIDE PROJECT	166
FIGURE 9-17	COSMO TREND DEPOSITS - SURFACE GEOLOGY	167
FIGURE 9-18	LONGITUDINAL SECTION ILLUSTRATING THE DEPTH OF MINING AT COSMO COMPARED TO THAT OF MINING AND DRILLING AT HOWLEY DEPOSITS.	168
FIGURE 9-19	SECTION THROUGH THE KAZI RESOURCE MODEL	169

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December 2016	Northern Territory Operations

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December 2016	Northern Territory Operations

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LIST OF TABLES

TABLE 1-1	SUMMARY OF MINERAL TITLES FOR KIRKLAND LAKE GOLD’S NT OPERATIONS	2
TABLE 1-2	MINERAL RESOURCES FOR NT OPERATIONS, AS AT DECEMBER 31, 2016	6
TABLE 1-3	NT OPERATIONS MINERAL RESERVE SUMMARY – EFFECTIVE DECEMBER 31, 2016	7
TABLE 2-1	TECHNICAL REPORTING RESPONSIBILITIES	13
TABLE 2-2	DEFINITIONS	14
TABLE 3-1	SITE EXPERTS WHO CONTRIBUTED TO THE TECHNICAL REPORTS	16
TABLE 4-1	SUMMARY OF MINERAL TITLES NEWMARKET GOLD NT OPERATIONS	18

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December 2016	Northern Territory Operations

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Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

1 EXECUTIVE SUMMARY

1.1	INTRODUCTION

This technical report has been prepared for Kirkland Lake Gold Ltd. (Kirkland Lake Gold), the beneficial owner of the Northern Territory Operations (collectively, the “NT Operations”) including the Cosmo Gold Mine. Kirkland Lake Gold Ltd. is listed on the Toronto Stock Exchange under the ticker symbol “KL”. On November 30, 2016, Newmarket Gold Inc. (“Newmarket”) combined with Kirkland

Lake Gold Inc. and the combined company was renamed Kirkland Lake Gold Ltd. As used in this Technical Report, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the subsidiaries. Reference to “Newmarket Gold” means the Company when it was previously named Newmarket Gold and its subsidiaries, prior to the completion of the arrangement with Kirkland Lake Gold Inc.

This Technical Report has been prepared at the request of Mr. Anthony (Tony) Makuch, President and Chief Execuative Officer of Kirkland Lake Gold and provides the Mineral Resource and Mineral Reserve estimates for the Northern Territory Operations that have resulted from ongoing exploration and resource definition and as a result of ongoing mine design and evaluation during the period January 1, 2016 to December 31, 2016.

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated Mineral Resources and Mineral Reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s Mineral Resources and Mineral Reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects Kirkland Lake Gold has determined it is prudent to prepare one technical report and treat the NT Operations as a single project.

Since the publication of the last technical reports, the Company has undertaken mining at the Cosmo Mine and processed ore through the mill at Union Reefs. During the same period the Company has completed exploration activities at the Cosmo Mine and other gold deposits within its mining tenements as well as completing detailed reviews of the exploration potential throughout the current mineral title holdings.

1.2	PROPERTY DESCRIPTION AND LOCATION

The NT Operations comprises a total of 77 mineral titles (including 72 granted and five applications) covering an area of approximately 209km2. The NT Operations also comprises a total of 25 Exploration titles (all granted) that covers a total area of 1,806km2. The number of Mineral Titles has reduced significantly over the past 12 months due to a consolidation and conversion process with the NT Government. Several joining Mineral Titles have been consolidated into a single new Mineral Lease. This means the number of titles has reduced but the overall holding has remained the same.

The majority of mineral tenements are generally 100% owned by Kirkland Lake Gold as detailed in Table 1-1 (there are six non-core titles operated by Kirkland Lake Gold with less than 100% ownership including four Mineral Titles, which are part of the PNX Metals farm-in agreement). PNX have now earned their

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

51% holding of these mineral tenements. No Mineral Resources or Mineral Reserves are located on these mineral titles.

Through the PNX farm-in agreement there are 20 exploration titles around the Burnside, Maud Creek and Moline Projects that are now jointly owned by PNX Metals and Kirkland Lake Gold on a 51% to 49% basis. No Mineral Resources or Mineral Reserves are located on these Exploration titles.

TABLE 1-1 SUMMARY OF MINERAL TITLES FOR KIRKLAND LAKE GOLD’S NT OPERATIONS

License Type	Number	Area (km²)
Exploration License
Exploration License (EL)	24	1,791.58
Exploration License Retention (ELR)	1	6.52
Sub Total	25	1,798.10
Mineral Leases
Mineral Claim (MC)	9	3.5
Mineral Lease (ML)	57	189.78
Mineral Lease Application (MLA)	5	15.01
Mineral Authority (MA)	6	0.82
Sub Total	77	209.11
Total	102	2,007.21

Note*: Some areas of Exploration Licenses includes areas of Mineral Leases.

Geographically, the NT Operations are centered between the villages of Adelaide River to the north and Pine Creek to the south. The area was historically an important gold mining center, and is serviced by the Stuart Highway They are located 248km south-southeast of Darwin, the capital city of the Northern Territory.

1.3	GEOLOGY & MINERALIZATION

The NT Operations Property falls within the Archaean to Palaeo-Proterozoic Pine Creek Orogen, one of the major mineral provinces of Australia. The Pine Creek Orogen is a deformed and metamorphosed sedimentary basin up to 14km maximum thickness covering an area of approximately 66,000km2 and extending from Katherine in the south to Darwin in the north. It hosts significant mineral resources of gold, uranium and platinum group metals (PGMs), as well as substantial base metals, silver, iron and tin-tantalum mineralization.

Gold mineralization within the Pine Creek Orogen is preferentially developed within strata of the South Alligator Group and lower parts of the Finniss River Group along anticlines, strike-slip shear zones and duplex thrusts located in proximity to the Cullen Granite Batholith. Of particular stratigraphic importance are the Wildman Siltstone, the Koolpin Formation, Gerowie Tuff, Mount Bonnie Formation and the Burrell Creek Formation.

The Cosmo Mine geology is made up of a series of distal cyclical marine depositional events contained in a sequence of inter-bedded siltstones, carbonaceous mudstones, banded ironstone, phyllites, dolerite sills and greywacke units.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Generally gold mineralization is associated with quartz veins that occur as stockwork veins, sheeted veins, and discordant quartz veins in faults and shear zones, and frequently as saddle-reefs. There is a common association with antiformal structures.

Gold occurs both as free gold, frequently associated with pyrite and arsenopyrite, and has been recorded as refractory in some deposits, but these are rare in the NT Operations deposits as reported.

The Cosmo Mine mineralization lies within a marine siltstone package (Koolpin Fm) located between the Inner Zamu Dolerite sill and a +30m thick pyritic carbonaceous mudstone unit identified as the “Pmc” unit. Siltstones, near the Pmc contact often contain boudinaged chert lenses. These cherts are recrystallized to resemble the sucrosic texture of quartzite. The unit intercalates with massive and banded siltstones. The width of the gold hosting siltstones is 30 to 50m in the footwall of the F1 Fault and from several meters to 50+ meters in the hangingwall due to variably developed folding.

Seven main lodes have been delineated in the Footwall Lodes and three in the Hangingwall Lodes in relation to the F1 Fault. These are the 100 Lode, 200 Lode, 300 Lode, 400 Lode, Redbelly Lode, Taipan Lode and Keelback Lodes in the footwall of the Eastern Limb, with the 500 Lode, 600 Lode, and 101 Lode (termed Sliver Lode) in the hangingwall. Additionally a new Mineral Deposit was defined during 2016 from within the Cosmo Gold Mine, the Lantern Mineral Resource, which consists of three different mineralization types and comprises six mineralized zones.

Gold mineralization at Cosmo is closely associated with arsenopyrite, often seen within the boudinaged greywacke unit (Pgtb), especially in the 100 Lode. The mineralization styles, both on the hangingwall and footwall of the F1 Fault are very similar, with the main mineralization associated with, but not necessarily totally constrained within the Pgtb unit. The main sulphide minerals in the fresh rock are pyrite and arsenopyrite, with traces of sphalerite and chalcopyrite. Pyrrhotite occurs below depths of 300m and is predominantly seen in the Pmc unit. Mineralization at the Lantern Deposit, by contrast, is hosted in similar fine grained siltstones and lesser silica nodular greywacke, but is without major carbonaeous sulfidic mudstones and holds a significantly higher carbonate / dolomite content.

The Union Reefs Deposit Model (including the Esmeralda Deposit) generally conforms and supports the Pine Creek Orogen Model. Gold mineralization has been focused within two zones, (Union and Lady Alice Lines at Union Reefs and Zone “A“ and Zone “B“ at Esmeralda) in the sheared axial zones of two adjacent faulted antiforms that strike NNW-SSE. At Esmeralda the northeastern “Zone A” is within 300m of the contact of the Allamber Springs Granite of the Cullen Suite and lies within the outer metamorphic aureole of the granite. It dips steeply southwest and has been significantly silicified and brecciated. Chert facies rocks are reported to coincide with the mineralized zones, which locally contain visible gold.

The Burrell Creek Formation hosts the Prospect and Crosscourse Deposits, consisting of a mixed sequence of mudstones, siltstones and greywacke units. The main lithology intersected in drilling was greywacke interspersed with thinner laterally continuous siltstone and mudstone beds and minor thin discontinuous conglomerate.

The Prospect Deposit is interpreted to be a steeply dipping semi-continuous gold (with minor silver) mineralized quartz stockwork domain, containing at times a centralized core of elevated gold mineralization associated with steep dipping quartz veining. The steep dipping quartz veining domain is often associated with visible gold occurrences.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Mineralization at Crosscourse is predominantly of the stockwork and sheeted-vein types, with lode-style veins comprising a lesser proportion of the deposit. Descriptions of the E-Lens itself demonstrates that it is composed mainly of stockwork-type veining in a greywacke host and that elevated gold grades within the ore shoot occur due to the overlap of multiple generations of gold-bearing veins. The steeply plunging aspect of the E-Lens suggests that ore shoot location and morphology is strongly controlled by structural intersections.

Gold mineralization at Pine Creek is focused on the axial zones of parallel major upright folds. The most productive is termed the Enterprise Anticline; others include the less productive International-Czarina Anticline. The folds plunge shallowly towards 135 degrees at around 10 degrees and the limbs dip southwest and northeast at around 65 degrees. The fold axis are sub-vertical.

The Pine Creek Orogen also hosts some world-class uranium deposits, occasionally gold/PGM rich, and stratabound gold ± silver rich base metal deposits.

1.4	EXPLORATION, DEVELOPMENT AND OPERATIONS

The area currently covered by the NT Operations has undergone a lengthy exploration and development history that has spanned over 140 years of historical prospecting and mining and several waves of modern exploration and development in the 1980’s and 1990’s.

Over 4.4Moz of gold has reportedly been produced from the Pine Creek Orogen through modern extraction techniques; of this in excess of 3.6Moz have been produced in the past from deposits that are currently within the NT Operations Property. It is estimated that over 1Moz of gold was produced from the Pine Creek region through alluvial operations

Over 800,000m of historical drilling have been completed within the land area covered by the Pine Creek Orogen. Since 2011, Crocodile Gold/Newmarket Gold has drilled roughly 270,000m across all NT Operations.

Between 2011 and 2016, Crocodile Gold/Newmarket Gold has drilled a total of 214,625m of diamond drilling into the Cosmo Mine. During the same period 2,969m of RC drilling was also completed within the same area.

At the Cosmo Mine, exploration efforts are centered on the definition of controls on gold mineralization to generate near-mine exploration targets. This work resulted in four ‘in-mine’, and four ‘near-mine’, prioritized drill targets and recommendations to reprocess geophysical data and conduct additional targeted research projects around the mine.

Cosmo Mine exploration growth drill programs were conducted in six individual areas; and complimentary to the above mentioned exploration programs was the mining of a drive at the 640RL level with the purpose of providing optimal drill platforms to drill targets such as the Sliver, Hinge and Western Lodes to the deeper northern end of the underground mine.

The Cosmo Mine has been operating consistently since commercial production was declared with quarterly gold production ranging between 12,000oz and 22,000oz.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Exploraiton and development plans for both Prospect and Crosscourse Deposits suggest the drilling of deeper holes to test the down plunge extensions of both the higher grade Prospect mineralization and the steeply plunging Crosscourse E-Lens mineralization and to test whether these two zones intersect below the current Propsect Mineral Reserves.

At the Esmeralda Deposit, located 7km south of the Union Reefs mill, a mapping program was completed in 2014, which led to a series of drill holes being completed with the objective of improving the mineral resource classification from Inferred to Indicated. This drilling was completed in 2015 and is reported within.

Exploration activities in the Burnside area included mapping and sampling following up on targets generated by the 2011 airborne VTEM geophysical survey. This work has identified new targets that will require additional follow up work to determine the potential for future work.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

1.5	MINERAL RESOURCES AND MINERAL RESERVES

KIRKLAND LAKE GOLD MINERAL RESOURCE STATEMENT - 31 December 2016													
		MEASURED MINERAL RESOURCE				INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE			
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Cosmo	Cosmo*#	2.0	1,455,000	3.25	152,000	2.0	2,864,000	2.99	275,400	2.0	911,000	2.86	83,700
	Lantern					2.0	566,000	3.05	55,500	2.0	1,119,000	2.89	104,000
	Sub-total		**1,455,000**	**3.25**	**152,000**		**3,430,000**	**3.00**	**330,900**		**2,030,000**	**2.88**	**187,700**
Burnside	Howley					0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
	Mottrams					0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
	North Point					0.7	139,000	1.43	6,400	0.7	117,000	1.31	4,900
	Princess Louise					0.7	394,000	1.30	16,500				
	Rising Tide					0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
	Fountain Head					0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
	Tally Ho*					2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
	Kazi									0.7	707,000	2.90	65,200
	Western Arm									0.7	1,548,000	1.90	92,800
	Bon's Rush									0.7	775,000	2.40	60,300
	Sub-total		**0**	**0.00**	**0**		**7,359,000**	**1.36**	**322,200**		**5,252,000**	**1.97**	**332,500**
Union Reefs	Prospect Claim*					2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens*					1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western Lode*					2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles									N/A	260,000	0.75	6,300
	Esmeralda*					0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice									0.5	68,000	1.88	4,100
	Millars/BigTree/PingQue									0.5	523,000	1.79	30,100
	Orinoco					0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North									0.5	559,000	1.52	27,300
	Union South/ Temple									0.5	818,000	1.33	35,000
	Sub-total		**0**	**0.00**	**0**		**3,580,000**	**2.37**	**273,300**		**3,342,000**	**2.30**	**247,000**
Pine Creek	Cox					0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina					0.5	1,046,000	1.80	60,600				
	South Czarina									0.5	294,000	1.49	14,100
	Enterprise									0.5	1,061,000	2.57	87,600
	Gandy's					0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International					0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor					0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise					0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Sub-total		**0**	**0.00**	**0**		**8,393,000**	**1.41**	**379,500**		**2,540,000**	**2.34**	**191,300**
	TOTAL		**1,455,000**	**3.25**	**152,000**		**22,762,000**	**1.78**	**1,305,900**		**13,164,000**	**2.26**	**958,500**

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Notes for Table 1-2:

1.	Mineral Resources have been estimated in accordance with CIM Standards (2014)
2.	Mineral Resources are stated as of December 31, 2016.
3.	Mineral Resources are inclusive of Mineral Reserves, which are set out below.
4.	Mineral Resources are calculated using these parameters.
(a)	Gold Price of US$1,200/oz ($A1,500/oz), metallurgical recovery of 90-92.0% depending on mineral resource.
(b)

Cut-off of 2.0g/t Au is used to calculate the mineral resources for underground deposit and 0.5g/t Au for open pit mineral resources at Pine Creek and Union Reefs and 0.7g/t Au for Burnside. A cut-off grade of 1.0g/t Au is used for underground Mineral Resources at Crosscourse due to size of potential deposit.

(c)	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
5.	The mining method, associated dilution and recovery factors, cut-off grade and costs for each mining operation are listed below their individual reserves tables following.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	The Mineral Resource estimates were prepared by Mark Edwards, B.Sc. FAusIMM (CP) MAIG, Geology Manager for Kirkland Lake Gold.

TABLE 1-3 NT OPERATIONS MINERAL RESERVE SUMMARY – EFFECTIVE DECEMBER 31, 2016

Mineral Reserves as of Dec 31, 2016
Deposit	Category	Tonnes	Grade (Au g/t)	oz Gold
Cosmo UG	Proven	98,000	2.95	9,300
	Probable	541,000	3.08	53,500
	Sub-Total	639,000	3.06	62,800
Union Reefs OP (Esmeralda)	Probable	244,000	1.61	12,700
Union Reefs UG (Prospect)	Probable	276,000	4.42	39,200
Pine Creek OP	Probable	1,245,000	1.55	62,100
Sub-Total Proven		98,000	2.95	9,300
Sub-Total Probable		2,306,000	2.26	167,500
Total Reserves		2,404,000	2.29	176,800

Notes to accompany Table 1-3

1.	The Mineral Reserve is stated as of December 31, 2016.
2.	All Mineral Reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.
3.	Mineral Reserves were estimated using a gold price of US$1,200/oz ($A1,500/oz).
4.	Reserve tonnes are rounded to the closest 1,000t and ounces to the closest 100oz.
5.	The mining method, associated dilution and recovery factors, cut-off grade and costs for each mining operation are listed below their individual reserves tables following.
6.	Mineral Reserve estimates were prepared by Jason Keily, FAusIMM (CP)

There are no known situations where the Mineral Resources outlined above could be materially affected by environmental, permitting, legal, title, infrastructure, metallurgical treatment, socio-economic or political issues, other than as outlined elsewhere in this technical report. There is, however, some risk, as with any gold mineral resource where the gold price achieved may affect the overall economic viability of a mining operation.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

1.6	CONCLUSIONS

The understanding of the fundamental geological controls on mineralization at Cosmo Mine is improving. Mineralization is structurally controlled but later offsetting faults and the complexities of the Cosmo-Howley Anticline are challenging. Nevertheless, the predictive model has led to considerable exploration success over the past 12 months .

Despite having seen a decrease in Mineral Reserves over the past year, exploration in the mine has been successful in delineating additional Mineral Resources in both the Cosmo Mine and the nearby Lantern Deposit. Some of these Resources are yet to be converted into Mineral Reserves and extensive work will take place over the coming 12 months in order to accomplish this objective.

A substantial program of underground diamond drilling and associated geological studies were undertaken throughout 2016 to increase Resources in the Cosmo Mine and this continues into 2017 Programs targeted areas outside the Eastern Footwall Lodes, which to date have been the mainstay ore source since the Cosmo underground mine was opened. Studies and new drill derived information while increasing the geological understanding of the distribution of mineralization across the mine are also challenging and changing the models for gold genesis for the deposit.

Much of the drilling conducted in 2016 built upon those targets confirmed last year and opportunities revealed in the footwall to the F1 Fault. In particular footwall lodes such as Redbelly, Taipan and Keelback were advanced to mining throughout the year, with drilling often intersecting these targets on route to the primary Sliver target.

Growth exploration drill programs were conducted at:

  Sliver (Lode 101) - northern extensions between 2080N and 2300N;
  Western Lodes - down plunge extension of Lodes 500 & 600, plus new shoots below the F1 Fault;
  Metasediment contact mineralization along each fold limb of the Zamu Dolerite (Z1000 target, Adder Lode, Hornet target plus new shoots);
  Hinge below the F1 Fault – named ‘Redbelly’ (Lode 800);
  Taipan (Lode 900);
  Keelback (Lode 1000);
  Cosmo Deeps Eastern Lodes (Lodes 100, 200, 300 below the F1 Fault); and
  Lantern (Inner Metasediments stratigraphically below the Zamu Dolerite)

The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in 2010. However, the robustness of the mining recovery and dilution estimates has to be improved.

It is the Authors’ view that the risk of not achieving projected economic outcomes is moderate given the operational experience gained since 2010. A foreseeable risk and uncertainty facing the operation is the changing character of geology, structures and mineralization at both depth and along strike in Cosmo Mine.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Reconciliation results in the past have provided confidence in the sample collection procedures, the quality of assays and the resource estimation methodology, but these processes will need to be continually adapted as different geological environments within the mine are defined. The Company needs to continue research to better understand the potential implications on future geological, mining and metallurgical processes and will continue to seek external advice during 2017 in relation to sampling, assaying and mineral resource estimation of various mining scenarios. Based on recommendations from previous external reviews, projects plans have been developed and implemented.

Past work has defined Mineral Reserves at two deposits in the Union Reefs area and a number of deposits in the Pine Creek area. Further work is required to bring these deposits into production and incorporate them into a longer term mine plan for NT Operations.

The Prospect Deposit at Union Reefs is a higher grade underground Mineral Reserve than the currently mined Cosmo Mine. While the mineralization is generally narrower than Cosmo, it is still open at depth and along strike. Work is underway to complete additional exploration around this deposit to extend the potential mine life. The scale of the deposit is significantly smaller than the Cosmo Mine but the economics of the Mineral Reserve suggest it would complement current mining operations. The proximity to the Union Reefs processing facility is also a positive factor for the deposit.

Drilling completed at the Esmeralda Deposit has demonstrated the potential for future mining activities.

At Pine Creek there are currently four different deposits with Mineral Reserves reported, including

International, Kohinoor, Cox and South Enterprise.. There is the potential to add one year’s additional processing material for the Union Reefs facility. Some work is required to further advance the permitting process for these operations. While the deposits are located on an active Mineral Lease, work is required on the development of a Mine Management Plan for operations

There is also the potential to identify additional mineral resources at Pine Creek, particularly around the

Enterprise South and Gandy’s North Deposits.

In the Burnside area the Western Arm, Kazi and Bon’s Rush Deposits are located relatively close to each other. These deposits contain Inferred Mineral Resources, which have been updated in the past 12 months. A review of these deposits has shown additional drilling is required to test the potential for future mining. None of these deposits have been previously mined and it is interpreted that they contain significant amounts of oxide mineralization. Drill core has been analyzed for required QA/QC purposes and this work should continue.

Numerous other deposits within the NT Operations’ tenements with significant Mineral Resource have also been defined in the past. The geological and structural understanding of these deposits is deemed to be fairly high and with additional work these deposits can be brought into the mineral inventory.

1.7	RECOMMENDATIONS

1.7.1	COSMO MINE

In order to improve the quality of the estimated Mineral Resource the following actions are recommended:

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations
  Undertake infill diamond drilling of the deeper extents of priority lodes to confirm the assumptions of geological continuity inherent in the current estimate;
  Continue to take density measurements on diamond core drilling to lend further support to the density values in the database;
  Continue the check and validation process for sampling and assaying by utilizing inter-lab repeats through an independent assay laboratory and duplicate split core sampling;
  Continue to review the performance of the Mineral Resource estimate through regular reconciliation between the mining and the processing facility.

The Cosmo Mine Mineral Reserves have seen a decrease in inventory over the past 12 months. Exploration in the mine has been successful to delineate additional Mineral Resources in both the Cosmo Mine and the Lantern Deposit. Some of these are yet to be converted into Mineral Reserves, which will take place over the coming 12 months. This work, as well as necessary development work, needs to take place in 2017.

1.7.2	UNION REEFS

Additional drilling and detailed engineering work are required in 2017 at the Prospect and Esmeralda Deposits in order to prepare them for production.

Work needs to continue on developing the Mine Management Plan (MMP) for the Esmeralda Deposit. This work advanced significantly over the past 12 months, with base line studies and a Notice of Intent supplied to the Northern Territory Environmental Protection Agency (NTEPA). This work will continue at an estimated cost of $80,000 to finalize the approval to mine.

With the potential to commence mining operations at the Esmeralda Deposit, it is recommended that all Mineral Resources around the Union Reefs processing facility be reviewed for mining potential. Some drilling was completed in 2011 at deposits such as Millars and Lady Alice. These drilling results should be used with the new understanding gained at Esmeralda and Prospect Deposits, and new Mineral Resource estimations should be completed. These could then be optimized to identify the potential for open pit mining. The costs of this work would be captured within the current NT Operations staff budget.

1.7.3	PINE CREEK

The Pine Creek Deposits have the potential to add supplementry tonnes to the current Cosmo Mine only mining schedule. These deposits should be further assessed in 2017 for possible ramping up into the life of mine plans.

The four deposits with Mineral Reserves are located on an active Mineral Lease and work is required on the development of a Mine Management Plan for operations. This will require $150,000 of test work and reporting to be completed.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

1.7.4	REGIONAL EXPLORATION

Exploration outside the immediate mining area is to screen for potentially economic >0.5 million-ounce gold deposits with the desired outcome being to locate large mineralized systems

Targeting studies of NT Operations’ tenements have recently been completed that have identified five highly-prospective areas of interest :

  Liberator to Big Howley – including the Cosmo & Lantern resource extensions,
  Union Reefs – including deeper potential at Crosscourse/Prospect and Union North and near surface targets
  Mt Paqualin – a known but sparsely-tested mineralized anticlinorium ~20km north of Cosmo,
  Bon’s Rush area
  Pine Creek – down plunge extension of the high grade North Gandy’s mineralization.
  McCallum Creek – early stage exploration targeting a repetition of the Cosmo Mine Sequence along the North Eastern flank of the Burnside Granitoid.

In order to work these five areas an exploration budget of A$9.8 million for 2017 and 2018 has been put forward with A$6.2 million proposed for 2017.

1.7.5	OTHER

Farm-in agreements have been completed that allow third parties to carry out exploration on significant parts of the Company’s land position. It is anticipated that this allows for increased exploration expenditure that should identify opportunities for more focused work.

The Company should also regularly monitor local competitor activities in the area in order to quickly identify opportunities that may be potentially beneficial; for example the opportunity to toll treat ore from defined, competitor deposits.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

2 INTRODUCTION AND TERMS OF REFERENCE

2.1	INTRODUCTION

The purpose of this technical report on the Northern Territory (NT) Operations is to support public disclosure of the Mineral Resource and Mineral Reserve estimates for the NT Operations, including the operating Cosmo Mine, as at December 31, 2016, and has been prepared for the use of Kirkland Lake Gold to provide technical information to assist with business decisions and future project planning. This technical report conforms to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) in accordance with Form 43-101F1, Guidelines for Preparation of Technical Reports. Mineral resource and Mineral Reserve estimations are prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards - On Mineral Resources and Mineral Reserves (May, 2014) as incorporated by reference in NI 43-101.

This technical report has been prepared for Kirkland Lake Gold Ltd. (Kirkland Lake Gold), the beneficial owner of the Northern Territory Operations (collectively, the “NT Operations”) including the Cosmo Gold mine. Kirkland Lake Gold Ltd. is listed on the Toronto Stock Exchange under the ticker symbol “KL”. On November 30, 2016, Newmarket Gold Inc. (“Newmarket”) combined with Kirkland

Lake Gold Inc. and the combined company was renamed Kirkland Lake Gold Ltd. As used in this Technical Report, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the subsidiaries. Reference to “Newmarket Gold” means the Company when it was previously named Newmarket Gold and its subsidiaries, prior to the completion of the arrangement with Kirkland Lake Gold Inc.

Kirkland Lake Gold is a Canadian-listed gold mining and exploration company with two operating mines in Australia, the Fosterville Gold Mine in the State of Victoria and the Cosmo Gold Mine in the Northern Territory as well as a number of mining operations in Canada.

This technical report has been prepared by Mr Mark Edwards of Kirkland Lake Gold, with Sections 1-3, 15-16, 18, 21-22 and 24-27 of this technical report reviewed by Jason Keily of Kirkland Lake Gold (collectively, the Authors).

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated a Mineral Resources and Mineral Reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s Mineral Resources and Mineral Reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects Newmarket Gold has determined it is prudent to prepare one technical report and treat the NT Operations as a single project.

Since the publication of the last technical reports in Q1 2016, Kirkland Lake Gold has undertaken mining at the Cosmo Mine and processed ore through the mill at Union Reefs. During the same period Kirkland Lake Gold has completed exploration activities at the Cosmo Mine as well as a series of reviews of Mineral Resources at Kazi, Bon’s Rush, Western Arm, Pine Creek and Union Reefs.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

2.2	SCOPE OF WORK

The purpose of this technical report is to demonstrate the viability of the NT Operations (including the Cosmo Mine) through:

  Updated Mineral Resources and Mineral Reserves estimates; and
  Updating the economic assumptions used in calculating Mineral Reserves, taking into account changes in capital and operating costs.

The Authors prepared this technical report in accordance with NI 43-101 and Form 43-101F1.

The Authors have relied upon information made available to them by Kirkland Lake Gold, which has included, in part, access to historical electronic databases and files, internal technical memorandums and reports, drill logs, assay reports, etc.

The Authors have also relied upon the technical assistance of the consultancy group Cube Consulting, a Perth, Australia, based consultancy group specializing in the generation and review of Mineral Resource estimates. This assistance relates to the several Mineral Resource outlined in this report, where they assisted with some technical aspects of the estimate process. Where they have contributed has been noted in the text of this report. This work has been reviewed by the Authors and is included as required.

Additional information from public domain sources and the Authors’ files were utilized to prepare this technical report.

One of the Authors, Mark Edwards, is the Geology Manager for Kirkland Lake Gold, NT Operations and is a Qualified Person under the requirements as set out in NI 43-101 and is not independent. The other Author, Jason Keily is the Manager Mining for Kirkland Lake Gold, NT Operations and is also a Qualified Person under the requirements as set out in NI 43-101 and is also not independent.

The Authors have reviewed all such information and determined it to be adequate for the purposes of this technical report. The Authors do not disclaim any responsibility for the above noted information.

2.3	AUTHORS, QUALIFICATIONS AND RESPONSIBILITIES

Responsibilities for the preparation of certain sections of this technical report have been assigned to individual authors as shown in Table 2-1.

Technical reporting responsibilities of this technical report, and such individual authors are not responsible for sections of this technical report other than those indicated in this table.

TABLE 2-1 TECHNICAL REPORTING RESPONSIBILITIES

Technical Report Section	Qualified Person	Employer
1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 17, 19, 20, 23, 24, 25, 26 & 27	Mark Edwards, BSc, FAusIMM (CP) MAIG	Kirkland Lake Gold
1, 2, 3, 15, 16, 18, 21, 22, 24, 25, 26 & 27	Jason Keily, B.Eng. (Mining), FAusIMM (CP)	Kirkland Lake Gold

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

2.4	DEFINITIONS

In this technical report, reference to the “NT Operations” of Kirkland Lake Gold refers to all deposits and operations located in the Northern Territory. Additionally, reference to “Cosmo Mine” (Cosmo) of Kirkland Lake Gold refers to the current mine area, which has been in operation since 2010. This deposit was previously reported in 2009, 2011, 2013, 2014 and again in 2015 with other deposits in the Pine Creek region, owned and operated by Kirkland Lake Gold (formally Crocodile Gold/Newmarket Gold). Other deposits in the NT Operations area were reported previously in a single report in 2011 and separately in 2013.

The regional coordinate system utilized throughout the properties is the Universal Transverse Mercator System (UTM) projection. The Global Positioning System (GPS) datum is WGS-84, Zone 52L. Local mine grid conversion will be detailed later in the report. Mineral Resource estimates were carried out on the local grid corresponding to each individual Mineral Resource. All units, unless expressed otherwise, are in the Metric System. All gold assay grades are expressed as grams per metric tonne (g/t) unless otherwise specified, with tonnages stated in metric tonnes. Gold metal is reported in troy ounces.

Unless otherwise stated, monetary values are in Australian Dollars ($A).

TABLE 2-2 DEFINITIONS

Abbreviation	Unit or Term
$A	Australian Dollar
$C	Canadian Dollar
$US	United States Dollar
%	Per cent by weight
°C	Degrees Celsis
Ag	Silver
AIG	Australian Institute of Geoscientists
AMC	Australian Mining Consultants
AOI	Area of Interest
Au	Gold
AusIMM	Australasian Institute of Mining & Metallurgy
Azi	Azimuth
BCM	Bulk Cubic Meter
BJV	Burnside Joint Venture
BLEG	Bulk Leachable Gold analysis for soil sampling
BOPL	Burnside Operations Pty Ltd
CIM	Canadian Institute of Mining, Metallurgy & Petroleum
CRF	Cement Rock Fill
CRK, CGA, CGAO	Crocodile Gold (now Newmarket Gold)
Cu	Copper
DD, DDH	Diamond Drilling, Diamond Drill Hole
DPIR	Northern Territory Department of Primary Industry and Resources (Mines Department)
FAR	Fresh Airway Rise
Fm	Formation

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Abbreviation	Unit or Term
g or gm	Gram (s)
g/t	Grams per tonne
GCPL	Geotechnical Consultants Pty Ltd
ha	Hectare (10,000m2)
Historical Mineral resource

Non-compliant Mineral Resource as reported in publicly available documentation. In no terms is this type of Mineral Resource to be included or quantified but is noted in this technical report to reflect previous work that has been completed on deposits outside the current listing in this Mineral Resource statement.

IRR	Internal Rate of Return
kg	Kilogram(s)
km	Kilometer(s)
m	Meter (s)
MMP	Mine Management Plan
Mt	Million tonnes
Mtpa	Million tonnes per annum
NMI	Newmarket Gold Inc.
NPV	Net Present Value
NT	Northern Territory, Australia
NTG	Northern Territory Government
NTGS	Northern Territory Geological Survey
Oz	Troy ounces (31.1035 g)
Oz/an	Ounce (gold) per annum
PAF	Potential Acid Forming
Pb	Lead
PEA	Preliminary Economic Assessment
Pmc	Graphitic Mudstone Unit at Cosmo
ppb	Parts Per Billion
ppm	Parts Per Million
QA/QC	“Quality Assurance – Quality Control”
QP, Qualified Person	“Qualified Person” has the meaning as ascribed to such term in NI43-101
RAB	Rotary Air Blast drill hole
RAR	Return Airway Rise
RC	Reverse Circulation Drill Hole
ROM	Run of Mine mineralization pad
t	Metric tonne (2,204lbs)
U3O8	Uranium Oxide
VTEM	Versatile Time Domain Electromagnetic Surveying – Geophysical Surveying technique
WA	State of Western Australia, Australia
WDL	Water Discharge License
WRD	Waste Rock Dump
Zn	Zinc

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

3 RELIANCE ON OTHER EXPERTS AND DISCLAIMER

This technical report has been prepared by the Authors for Kirkland Lake Gold and is based, in part, as specifically set forth below, on the review, analysis, interpretation and conclusions derived from information which has been provided or made available to the Authors by Kirkalnd Gold, augmented by direct field examination and discussion with former employees, current employees of Kirkalnd Gold and consultants who have previously worked for past operators or are currently working for Kirkalnd Lake Gold and its predecessors.

Kirkland Lake Gold used the assistance of internal employees to assist with the generation of this technical report. Table 3-1 is a summary of those roles and the areas they were responsible for within this technical report.

TABLE 3-1 SITE EXPERTS WHO CONTRIBUTED TO THE TECHNICAL REPORTS

Area of Contribution	Site Expert	Sections
Metallurgy and Recovery	Chris Buda Union Reefs Plant Manager	13 & 17
Geological Review	Wess Edgar Chief Geologist	7, 8, 9, 10, 11, 12 & 14
Mineral Resource Review	Owen Greenberger Senior Exploration Geologist	11 & 14
Environmental Studies	Paul McHugh Environmental Manager	4 & 20
Contracts and Financial Considerations	Annette Blunt Finance Manager	19, 21 & 22

The Authors have reviewed all such information provided by the internal employees and determined it to be adequate for the purposes of this technical report. The Authors do not disclaim responsibility for this information.

3.1	LEGAL ISSUES – AGREEMENTS, LAND TENURE, SURFACE RIGHTS, ACCESS & PERMITS

With respect to Sections 4 and 20, one Author (Jason Keily) has not researched property ownership information such as tenement ownership or status, joint venture agreements, surface access or mineral rights and has not independently verified the legal status or ownership of the Property. With respect to Sections 4.2 and 4.4 of this technical report, the Authors have previously relied upon tenement information and legal opinions provided to te Company by their independent Tenement Management Consultants based in Darwin. The consultancy group is called Complete Tenement Management but the information in Sections 4.2 and 4.4 was prepared by individuals who are not Qualified Persons as defined by National Instrument 43-101. Advice was given on these sections by Complete Tenement Management in March 2013 for a previous technical report. There have not been any significant changes to tenement regulations since 2013 so the information has been deemed by the Author as being current.

Wherever possible, the Company gains the assistance of legal counsel on matters requiring expert opinions. This is generally done using legal counsel based in Darwin, who has a sound and working

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

knowledge of all local and federal legislation. These legal groups are also used to assist with generating agreement and contacts whenever required.

3.2	HISTORICAL INFORMATION

Information relating to historical exploration, production and mineral resources and mineral reserves, mining and metallurgy has in part been sourced from summary documentation prepared by past operators and Kirkland Lake Gold, from previously filed technical reports and corporate filings and press releases available on the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.SEDAR.com and from other public sources. Where required the source of this information has been noted in this technical report. These historic reports would be previously lodged under the name of Crocodile Gold.

Interpretations and conclusions contained herein reflect the detail and accuracy of historical exploration data available for review. Given the nature of mineral exploration, and with more detailed modern exploration work and new exploration and mining technology, more precise methods of analysis and advances in understanding of local and regional geology and mineral deposit models over time, the interpretations and conclusions contained herein are likely to change and may be found to be in error or be obsolete. As part of Kirkland Lake Gold’s ongoing process to improve mineral resource estimates, all mining information is reconciled against the models to ensure accuracy; this assists in improving the accuracy of the models.

3.3	ENVIRONMENTAL ISSUES

The Authors are not experts in the assessment of potential environmental liabilities associated with these properties and no opinion is expressed regarding the environmental aspects of these properties. Liabilities for this project are summarized in Section 20.5 of this report, including an estimation of the closure costs associated with current mining activities.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4 PROPERTY DESCRIPTION AND LOCATION

The Northern Territory Property described within this technical report is located within the Pine Creek region of the Northern Territory of Australia (Figure 4-1).

4.1	LOCATION

The Northern Territory Property is comprised of 77 mineral titles (72 granted and five applications covering 20,009ha) and 25 exploration titles covering a total area of approximately 1,798.10km 2, as follows:

TABLE 4-1 SUMMARY OF MINERAL TITLES NEWMARKET GOLD NT OPERATIONS

License Type	Number	Area (km²)
Exploration License
Exploration License (EL)	24	1,791.58
Exploration License Retention (ELR)	1	6.52
Sub Total	25	1,798.10
Mineral Leases
Mineral Claim (MC)	9	3.5
Mineral Lease (ML)	57	189.78
Mineral Lease Application (MLA)	5	15.01
Mineral Authority (MA)	6	0.82
Sub Total	77	209.11
Total	102	2,007.21

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Geographically, the Property is centered north of Pine Creek, a small village which historically was an important gold mining center, on the Stuart Highway, 248km south-southeast of Darwin, the capital city of the Northern Territory (population of greater Darwin area is 139,200), at Latitude 13°49’24”S, Longitude 131°50’05”E and UTM (“AMG”) coordinates (WGS-84, Zone 52L) 806,474mE and 8,469,997mS, elevation 208mASL.

The Property is located between Adelaide River (population 237) and Pine Creek (population 380), 125–248km respectively south-southeast of Darwin (Figure 4-2).

The Union Reefs processing facility is located on MLN1109. This title was granted on the December 16, 1993 for a period of 23 years. It was renewed in 2015 for a period of 19 years.

The Cosmo Mine is located with a converted local grid (mine grid). All drill collars are stored within the drillhole database within the mine grid co-ordinates. The mine grid is rotated approximately 45o to the UTM grid. The conversion from the local mine grid to UTM co-ordinates can be seen in Section 10.

4.2	MINERAL RIGHTS, MINING LAWS AND REGULATIONS

Mineral Rights in the Northern Territory of Australia are governed by the Mineral Titles Act 2015 (the Act).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Exploration for minerals and the extraction of minerals and extractive minerals (sand, gravel, rocks, peat and soil) may only occur by title holders who are authorized to do so under the Act by the grant of a mineral title.

The Mining Management Act 2015 provides for the management of operational activities on exploration and mining sites.

Exploration and mineral titles on Aboriginal freehold land are subject to the provisions of Part IV of the

Commonwealth Aboriginal Land Rights (Northern Territory) Act (ALRA); other parts of the Territory may be subject to the provisions of the Commonwealth Native Title Act (Native Title Act).

Administration of these acts is the responsibility of the Minerals Titles Group of DPIR.

4.2.1	MINERAL RIGHTS

The Minister for Mines and Energy is responsible for the Mineral Titles Act, which is administered on his behalf by the DPIR.

The Act provides a legislative framework for the management of the application, granting and maintenance of mineral exploration and mineral titles in the Northern Territory. The primary function of the Act is the administration and regulation of exploration and mineral titles. Originally the Act also contained provisions for the management of operational activities on exploration and mining sites; however, these provisions were more recently incorporated into the Mining Management Act.

Both the Act and the Mining Management Act are supported by regulatory legislation, the NT Mineral Titles Regulations and NT Mining Management Regulations, respectively, which enable the DPIR to administer the industry.

Other relevant legislation applicable to the exploration and mining industry operating in the Northern Territory includes:

  Bushfires Act;
  Environmental Assessment Act;
  Heritage Act Aboriginal Land Rights Act;
  Native Title Act;
  Northern Territory Aboriginal Sacred Sites Act;
  Public Health Act;
  Territory Parks and Wildlife Conservation Act;
  Waste Management and Pollution Control Act;
  Water Act; and
  Weeds Management Act.

A major policy objective of the Northern Territory Government is to ensure that the maximum amount of land is being actively explored and mined at any one time. The Mineral Titles Act includes a number of provisions that attempt to encourage the active exploration and mining of commodities as well as providing equitable opportunities to access land for large, medium and small enterprises.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The primary vehicle for mineral exploration in the Act is the exploration license, a title that provides for systematic exploration and regular reductions of the title area so as to provide for a turnover of land available for exploration purposes.

The Act also contains provisions relating to mineral leases for conducting mining activities. Where the mining of material is required for construction materials, such as road works or material for concrete manufacture, the Act provides for titles such as extractive mineral permits and extractive mineral leases to be issued.

Apart from the Act, the form and operations of the mining industry are shaped by a variety of legislation and policies such as the Territory’s Parks and Wildlife legislation and Sacred Site legislation, the ALRA and the Native Title Act. One of the objectives of the Act is to ensure that it is compatible with these and other relevant legislation.

Central to the establishment and operation of a mineral resource industry in the Northern Territory is the ability to access land in a transparent, equitable, timely and cost effective manner. The Northern Territory Government’s Multiple Land Use Policy means that all land is potentially available for exploration and mineral production.

The ability to deal in exploration and mineral titles is integral to a successful mining industry. The Act provides for these transactions and for a register of legal transactions to be maintained as a matter of public record.

Additionally, the Act also provides mechanisms for the consideration of submissions and objections to the grant of titles and the resolution of disputes through the Lands Planning and Mining Tribunal.

The Mineral Titles Act is also able to exclude land from the general provisions of the Act for the purposes of either temporarily or permanently prohibiting exploration and/or mining on a particular area or to provide for controlled development of that area.

4.2.2	TITLES

Exploration and mineral titles in the Northern Territory are administered in accordance with the provisions of the Act and the Mineral Titles Regulations. Applications for mineral titles are made in accordance with the Act and where the underlying land is Aboriginal Freehold land or land that is subject to native title, the applicant must also follow additional processes.

The Act has a variety of title categories to provide for a range of activities from low level and non-intrusive exploration to major mining projects.

The principal forms of mineral tenure that are issued under the Act are summarized below and elaborated upon in the section following (Table 4-6):

Exploration License (EL): Provides exclusive rights for the holder to undertake exploration activities within the license area and to apply for a mineral title.

Exploration License in Retention (ELR): Grants the holder the right to retain an area of land under title where there is evidence of a mineralization body or anomalous zone of possible economic potential,

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

which requires further assessment. This assessment may involve the conduct of further exploration, feasibility studies or waiting for market and economic conditions to change before production commences.

Mineral Lease (ML): Provides legal title for the mining of minerals. Generally used for substantial mining operations and may be used for constructing related mining infrastructure. (Previously known as MLN).

Mineral Claim (MC): Provides legal title for the mining of minerals, principally for small miners. (Previously known as MCN). These titles are classified under the Mineral Titles Act (2015) as non-compliant titles, the process to convert these titles to compliant titles is outlined within the act and has progressed over the past 12 months.

Mineral Authority (MA): The Minister may declare mineral reserves in the Territory that exclude certain land from particular exploration or mining activities. Exploration for, or mining of, a particular mineral may be excluded for example. The declaration of a mineral reserve, however, does not necessarily mean that the land is completely excluded from exploration and mining activities. An (MA) may be declared by the Minister in respect of general mineral reserved land. An MA is a mineral title that corresponds to a mineral title that may be otherwise granted under the Mineral Titles Act.

Extractive Mineral Lease: Provides title for the larger scale mining of extractive minerals by quarrying or other means.

Extractive Mineral Permit: Provides title for shorter term or smaller extractive operations.

Extractive Mineral Exploration License: Provides title for shorter term or smaller extractive operations.

Exploration licenses and mineral leases are the predominant titles in the Northern Territory.

4.2.3	EXPLORATION LICENSES

An exploration license can be granted to explore up to 250 graticular blocks of land, or approximately 805km2. Exploration licenses may be granted for periods of up to six years and may be renewed for periods, of two year terms. Applications for renewal must be made prior to the expiry of the exploration license.

Exploration licenses are subject to regular size reductions. Those reductions occur at the end of years two, four and six. The license area must be reduced by half its previous size on each reduction, or a waiver may be requested. As part of the annual review process, explorers are required to report both technically and expenditure annually on their exploration programs.

Prior to commencing any substantial disturbance, explorers are required to obtain an authorization under the Mining Management Act.

4.2.4	MINERAL LEASES

A mineral lease can be unlimited in area (recorded as hectares) and may be granted for the period of the mine with renewal options. The lessee is authorized to explore and mine for minerals on the lease area subject to other legislation such as the Mining Management Act. A mineral lease may be issued for other

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

purposes as specified in a lease document such as constructing related infrastructure. A mineral lease may also be issued for ancillary purposes in conjunction with mining of minerals.

The Mining Management Regulations provide administrative procedures for management of the Act.

4.3	ADMINISTRATION

Exploration and mineral titles in the Northern Territory are administered by the Titles Division within the Minerals and Energy Group of the Northern Territory Department of Primary Industry and Resources (DPIR). In addition to administering the Act and Regulations the Division manages the procedures associated with the ALRA and the Native Title Act.

The Authorizations and Evaluations and Compliance Divisions of the Minerals and Energy Group also administer the requirements of the Mining Management Act and Regulations for operational activities within the Northern Territory. These activities include exploration activities such as drilling and bulk sampling which are defined as causing substantial disturbance. These divisions grant authorizations for operational activities, manage rehabilitation securities, regulatory reporting and audit environmental performance. They also conduct mine audits and inspections to ensure compliance with Mining Management Plans and relevant standards. Compliance issues relating to occupational health and safety are administered by Northern Territory Worksafe.

4.4	MINERAL TENURE

4.4.1	MINERAL TENURE – BURNSIDE (INCLUDING COSMO MINE)

The Burnside area contains several listed mineral resources and the Cosmo Mine. This project area consists of 69 Mineral Leases in the forms of ML’s, MLN’s and MCN’s, all of which are described in more detail in Section 4.2.2 above. The Cosmo Mine Mineral Lease is MLN993, which was recently renewed in 2012 for a period of 10 years. In the Burnside deposits area there are also 15 Exploration Licenses covering a combined area of 1,012km2. During 2012 several MCN’s were converted into ML’s which is required under the Mineral Titles Act. This reduced the total number of MCN’s in the Burnside area from 44 to 3. While it appears a lot few leases are listed this year it is due to several MCN’s being converted into a single ML.

Also during 2016 three Mineral Leases (MLN’s 794 and 795 and ML30936) were sold to PNX Metals under a general sales agreement. These leases were seen as non-core to the Company. The details of this agreement can be seen in Section 4.5.

The Mineral Lease title allows the owner to conduct mining activities once the Government has approved a Mine Management Plan (MMP). During the assessment of the MMP, the Government will request that a security bond be paid to cover the cost of future mining disturbance. The MMP will also set in place the requirements and scope of work to be completed. These MMP’s are updated annually for all mining activities. More details for the MMP process is outlined in Sections 4.2 and 20.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Under the terms of the Act, NT Mining Operations Pty Ltd is the nominated operator of the mining operation. The Mineral and Exploration Licenses are owned by Kirkland Lake Gold NT Holdings Pty Ltd. Both companies are 100% owned by Kirkland Lake Gold Ltd.

At the Cosmo Mine there is another lease, which forms part of the Cosmo Mine area (MLA27938) this is a Mineral Lease under application with the DPIR. The Company believes (but cannot guarantee) that this lease would be granted within the next 12 months. The lease was applied to encompass the Cosmo Village Mine Camp. Currently the camp is located on Exploration License EL25748, which is owned by Kirkland Lake Gold.

Also within the Burnside Deposits area are 17 Exploration Licenses, which include both EL’s and one ELR for the Western Arm Deposit. All EL’s are owned by Kirkland Lake Gold but are included in the PNX Metals Farm-in agreement, which is described in more detail in Section 4.5.3. All 16 of the Exploration Licenses are part of the PNX farm in agreement, this means that Kirkland Lake Gold are in a JV partnership with PNX with Kirkland Lake owning 49% of the titles and PNX 51%. See section 4.5 for more details.

TABLE 4-2 SUMMARY OF MINERAL TITLES BURNSIDE (*MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)

License Type	Number	Area (km²)
Exploration License
Exploration License (EL)	16	1,005.64
Exploration License Retention (ELR)	1	6.52
Sub Total	17	1,012.16
Mineral Leases
Mineral Claim (MC)	3	1.12
Mineral Lease (ML)	44	85.28
Mineral Lease Application (MLA)	5	15.014
Sub Total	52	101.41
Total	69	1,128.24

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.4.2	MINERAL TENURE – UNION REEFS

The Union Reefs Deposit consists of 10 Mineral Leases including the newly granted ML27999, which covers the Esmeralda Deposit Mineral Resource and Mineral Reserve. The Union Reefs processing facility is located on MLN1109, which was renewed in 2015 for a period of 19 years. As with Burnside, several MCN’s were converted during the year to ML’s. This was a direct replacement of tenure reducing the total number of leases but not the total area under lease.

Also within the Union Reefs Deposit are four Exploration Licenses covering 79.92km 2. These leases are all owned and operated by the Company. These titles are not part of any Farm-In agreement and are maintained by Kirkland Lake Gold.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 4-3 SUMMARY OF MINERAL TITLES – UNION REEFS (* MINERAL LEASES ARE INCLUED IN EXPLORATION LICENSES)

License Type	Number	Area (km²)
Exploration Licenses
Exploration Licenses (EL)	4	79.92
Sub Total	4	79.92
Mineral Leases
Mineral Claim (MC)	0	0.00
Mineral Lease (ML)	5	48.06
Mineral Authority (MA)	5	0.79
Sub Total	10	48.85
Total	14	128.77

4.4.3	MINERAL TENURE – PINE CREEK

The Pine Creek area comprises a total of seven mineral titles (all granted) and one exploration title (granted) covering a total area of approximately 172.47km 2, as outlined below. The Mineral Resources and Mineral Reserves for Pine Creek are located on MLN13 and MLN1103, which are due to expire in 2030.

All leases in the Pine Creek group are not part of any Farm-In JV and are therefore still fully maintained by Kirkland Lake Gold.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 4-4 SUMMARY OF MINERAL TITLES PINE CREEK (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)

License Type	Number	Area (km²)
Exploration License
Exploration License (EL)	1	163.86
Sub Total	1	163.86
Mineral Leases
Mineral Lease (ML)	3	8.58
Mineral Authority (MA)	1	0.03
Sub Total	4	8.61
Total	5	172.47

4.4.4	MINERAL TENURE – OTHER PROJECTS

Other areas owned by Kirkland Lake Gold include the Maud Creek Project, which is currently part of a stand alone PEA review completed by SRK (Australia) Pty. Ltd. Other projects include the Moline area, which is located to the east of Pine Creek and is a part of the PNX Metals Farm-In agreement and the Yeuralba area, which is located northeast of the Maud Creek Project. Both Moline and Yeuralba do not contain any Mineral Resources or Mineral Reserves.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Moline area is include in the PNX Metals Farm-In agreement and is currently managed by them. Parts of the Maud Creek Project area are included in the same agreement (excluding the Mineral Leases containing the mineral deposit). As noted above PNX have now reached their stage 1 earn in and now maintain a 51% holding over the Moline area and parts of the Maud Creek Project area. The Mineral Lease hosting the Maud Creek Mineral Resource is not part of the PNX agreement and is wholly maintained by Kirkland Lake Gold.

The other projects outside of the reported Mineral Resources and Mineral Reserves in this technical report consist of 11 Mineral Leases (ML’s, MLN’s MCN’s and MA’s) covering 50.24Ha, and three Exploration Licenses covering 542.16km 2.

TABLE 4-5    SUMMARY OF MINERAL TITLES FOR NT OPERATIONS OUTSIDE BURNSIDE, UNION REEFS AND PINE CREEK (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)

License Type	Number	Area (km²)
Exploration License
Exploration License (EL)	3	542.16
Sub Total	3	542.16
Mineral Leases
Mineral Claim (MC)	6	2.38
Mineral Lease (ML)	5	7.86
Sub Total	11	50.24
Total	14	592.4

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 4-6 SUMMARY, MINERAL TITLES, NORTHERN TERRITORY, AUSTRALIA

Exploration License (EL)	Exploration License in Retention (ELR)	Mineral Lease (ML)	Extractive Mineral Exploration License (EMEL)	Extractive Mineral Permit (EMP)	Extractive Mineral Lease (EML)	Mineral Authority (MA)
Purpose	To explore for minerals	To carry out feasibility study or retain mineralization body not economically viable	To mine for minerals, and/or erect infrastructure	To explore for extractive minerals	To extract, remove, store or process extractive minerals	To mine for extractive minerals and/or erect infrastructure	To correspond with any mineral title.
Maximum Area	250 blocks 1 block = 3.22 sq kms approx	Not to exceed the area of the granted Mineral Exploration License	No Limit	4 blocks 1 block = 3.22 sq kms approx	100 hectares	100 hectares	As per corresponding title type
Type of land	Any land	Any land held under granted exploration license	Any land – special conditions apply to Aboriginal Freehold Land	Any land	Any land	Any land	Reserved Land - General
Term	Up to 6 years. May be renewed for ongoing periods of up to two years	5 Years – can be renewed more than once	For a term the minister considers appropriate. May be renewed.	2 years, not renewable	5 years, can be renewed more than once	10 years, can be renewed more than once	As deemed appropriate by the Minister
Security Deposits	May be required	May be required.	May be required	May be required	May be required	May be required	May be required
Work Obligations	To carry out approved exploration program	To be worked subject to license conditions	To be worked continuously subject to lease conditions	To carry out activities subject to exploration for extractive minerals	To be worked continuously subject to permit conditions.	To be worked continuously subject to lease conditions	As per grant conditions
Is it Transferable	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Compensation to Land Owners	May be required	May be required	May be required	May be required	May be required	May be required	May be required
Prior Approval for Disturbance	Yes	Yes	Yes, subject to lease conditions	Yes	Yes	Yes	Yes
Special Provisions	Licensee must relinquish 50% of license area at end of each 2 years during the term for which the EL was granted, including the last year if renewal is sought	Must continue to evaluate the commercial viability of the area	Must be surveyed by a licensed surveyor if over 40 hectares. Under 40 hectares – must be marked out prior to grant.	Rent payable (in advance) for full period of grant.	Must be marked out prior to grant	Survey depends on size and location of application. Refer to Part 3 *Mineral Titles Regulations*	As per corresponding title type
Annual Rent/Cost	$35* per block yrs 1 & 2 $71* per block yrs 3 & 4 $143* per block yrs 5 & 6 $201* per block year renewed	$20* per hectare	$20* per hectare	$35* per block per year	$62* per hectare	$258* per hectare	As per type of corresponding title
Application Fees	$402	$230	$862	$230	$230	$575	As per type of corresponding title
Annual Administration Fee	$287	$230	$230	N/A	$115	$230	As per type of corresponding title

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.5	AGREEMENTS

4.5.1	JOINT VENTURES 3& OPTION AGREEMENTS

The NT Operations project is subject to a number of “farm-out” Joint Venture Agreements on certain areas (see Figure 4-6), the terms of which are summarized in Section 4.5.2 below.

4.5.2	FARM OUT AGREEMENTS

“Farm-out” agreements provide for third parties to explore on mineral titles, which are not owned 100% or substantially controlled by Kirkland Lake Gold.

On November 6, 2013, Thundelarra Exploration Limited Uranium Exploration (Thundelarra) withdrew from a joint venture agreement with Crocodile Gold. Thundelarra was replaced by Rockland Resources Pty Ltd (Rockland) as party to the joint venture agreement; a 100% owned subsidiary of Oz Uranium Pty Ltd. Rockland was then replaced as a party to the agreement with Oz Uranium Exploration Agreement for the Pine Creek Tenements. Rockland Resources Pty Ltd (Rockland), a wholly-owned subsidiary of Oz Uranium, and Crocodile Gold (now Kirkland Lake Gold) formed a joint venture on November 6, 2013, in regards to uranium exploration and development on the Maud Creek, Burnside, Cosmo, Pine Creek, Union Reefs and Moline Projects. Rockland has a minimum expenditure commitment of $1M over the next four years. Rockland has the rights to apply for a mineral tenement in its own right as long as it does not conflict with the Company’s operations.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Over the past 12 months Rockland have completed only limited work in the Pine Creek region. A review of this agreement is currently underway as the term of the agreement expires on November 5, 2017, however, activities completed in the first 2 years of the agreement expended a large proportion of the required spend under the terms of the agreement.

4.5.3	FARM IN AGREEMENTS

In 2014, Phoenix Copper Pty Ltd (now PNX Metals) entered into a “Farm-in” agreement with Crocodile Gold (Now Kirkland Lake Gold). The Heads of Agreement was signed in August 2014 and was completed in December 2014. The “farm-in” agreement relates to exploration activities on the Burnside Exploration

Licenses as well as at the Chessman (close to Maud Creek) and Moline Projects.

The Farm-in Tenements include the Burnside Exploration Titles (ELR97 and exploration licenses EL10012, EL10347, EL23270, EL23431, EL23536, EL23540, EL23541, EL24018, EL24051, EL24058, EL24351, EL24405, EL24409, EL24715, EL25295, EL25748, and EL9608), the Maud Creek Project including exploration licenses EL25054 and EL28902, and mineral lease ML30293 and the Moline Project including exploration license EL28616, and mineral leases ML24173 and MLN’s1059 and 41. In 2015 the title ELR97 was removed from the agreement by mutual consent of Newmarket and PNX Metals. In 2016 EL23270 was relinquished as a non-core title for both PNX and Newmarket.

The “Farm-in” agreement will allow Phoenix to earn up to 51% through the spending of $A2M on exploration activities over a two year period. They can then earn a further 39% by spending an additional $A2M for another two year period. On November 10, 2016 PNX announced to Newmarket that they had reached their stage 1 commitment by spending $A2M on the project and have notified Newmarket of their intention to continue to the Stage 2 earn-in. This will potentially take their ownership of these projects to 90%. Kirkland Lake Gold retains a claw-back right to precious metal discoveries. While this agreement is not over the Cosmo Mine area or the Maud Creek Mineral Resource, it covers the exploration licenses that surround the Cosmo and Maud Creek Deposits. No other mineral resources or reserves are included in this agreement.

PNX Metals has been active since signing the Heads of Agreement in August 2014 spending over $A2M in the first two years of the agreement. This spend now results in PNX holding a 51% stake in the titles shown in Table 4-7.

TABLE 4-7 LIST OF PNX TITLES UNDER FARM-IN AGREEMENT

Title	Project	Area	Units	PNX	Kirkland
EL10012	Burnside	5	Blocks	51%	49%
EL10347	Burnside	3	Blocks	51%	49%
EL23431	Burnside	4	Blocks	51%	49%
EL23536	Burnside	23	Blocks	51%	49%
EL23540	Burnside	5	Blocks	51%	49%
EL23541	Burnside	1	Blocks	51%	49%
EL24018	Burnside	7	Blocks	51%	49%
EL24051	Burnside	26	Blocks	51%	49%

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Title	Project	Area	Units	PNX	Kirkland
EL24058	Burnside	1	Blocks	51%	49%
EL24351	Burnside	9	Blocks	51%	49%
EL24405	Burnside	2	Blocks	51%	49%
EL24409	Burnside	7	Blocks	51%	49%
EL24715	Burnside	17	Blocks	51%	49%
EL25295	Burnside	3	Blocks	51%	49%
EL25748	Burnside	194	Blocks	51%	49%
EL9608	Burnside	3	Blocks	51%	49%
EL25054	Chessman	21	Blocks	51%	49%
EL28902	Chessman	64	Blocks	51%	49%
ML30293	Chessman	114.32	Hectares	51%	49%
EL28616	Moline	81	Blocks	51%	49%
ML24173	Moline	3126	Hectares	51%	49%
MLN1059	Moline	418.7	Hectares	51%	49%
MLN41	Moline	8.9	Hectares	51%	49%

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.5.4	OTHER AGREEMENTS

Within the past two years the Company has divested tenements in the Glencoe, Redbank, Iron Blow-Mt Bonnie and Sandy Creek areas as well as the tenements that host the Bridge Creek Deposit in the Burnside area.

The Bridge Creek tenements included MLN’s 1060 & 766, MCN’s 4293-429 and MCN’s 4956-4958. The agreement only applies to non-alluvial mining operations. Kirkland Lake Gold retains a 1% NSR on any mineral production from the leases.

Kirkland Lake Gold divested tenements in the Iron Blow – Mt Bonnie area to Phoenix Copper Limited

(now PNX Metals). Tenements included MCN’s 3161, 504 and 505, MLN’s 1033, 1039, 214, 341, 342, 343, 346, 349, 40, 459, 811 and 816. Kirkland Lake Gold retains a 2% NSR on any gold and silver produced from the leases.

In March, 2016, Newmarket Gold and PNX Metals entered a Sales and Purchase Agreement for the Sandy Creek Project which is located to the southwest of the Mt Bonnie Project area. Three tenements were included in the agreement (MLN’s 794 and 795 and ML30936). Terms of the sales agreement include a royalty set at 2% NSR on metals produced from the leases.

To date, Kirkland Lake Gold had not received any royalty payments from any other party. This will continue to be monitored to ensure all rights are maintained.

4.6	SURFACE RIGHTS – LAND ACCESS

4.6.1	PASTORAL LEASES

The Northern Territory Operations area is located on a pastoral lease. Holders of mineral and exploration tenements have rights of access to their tenements, including access through neighboring pastoral leases, and are not obligated to remunerate pastoral leaseholders for recovered minerals because by law they do not have any title to the minerals on the tenements. However, as a matter of commercial practice, mining companies and pastoral leaseholders often reach access agreements governing their activities and relationships.

Tenements comprising the Cosmo Mine are located on a single pastoral lease, as follows:

  Perpetual Pastoral Lease No. 2683 (Mt Douglas Station).

Tenements comprising the Union Reefs area are located on various pastoral and Crown leases, as follows:

  Perpetual Pastoral Lease No. 815 (Mary River West);
  The Darwin to Alice Springs Railway easement (Operated by GWA);
  Abandoned Northern Australian Railroad (NT Crown Leases 884, 900 & 1074); and
  A Gas Pipeline easement, which runs close to Esmeralda Deposit and to the east of the Union Reefs mill site.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Tenements comprising the Pine Creek area are located on various pastoral and Crown leases, as follows:

  Perpetual Pastoral Lease No. 643 (Bonrock Station);
  Perpetual Pastoral Lease No. 815 (Mary River West Station);
  Perpetual Pastoral Lease No. 1058 (Jindare Station);
  Freehold land Lot 285 (Whiting);
  Freehold land Lot 213 (Fitzgerald); and
  Other Gazetted government land classified as Vacant Crown Land.

Relations with each pastoral lease owner and/or operator are reported to have been harmonious and regular communications are reportedly maintained with the lease operators for the active mining and exploration areas. No formal agreements exist with the pastoral leaseholders, although historically past operators prepared draft agreements for submission to the pastoralists at various points in time.

4.7	OPERATING AUTHORIZATIONS

The mining regime in the Northern Territory is governed by the Mining Management Act (2015) (the Mining Act). In accordance with this legislation, the owner of an exploration license or mineral lease is required to submit MMP to DPIR. This plan, covering key aspects of mine operations and exploration activities, health and safety, environmental management and mine closure is assessed and audited by DPIR. Upon approval of the MMP, an Authorization to Operate for a 12-48 month period is issued to the mining operation. Depending on the status of operating or exploration activities involved, the MMP can be a relatively simple or detailed document akin to a Notice of Intent (NOI).

Kirkland Lake Gold develops MMPs for all Mineral Leases as required under the Mining Management Act, this process is ongoing and is required before mining, or exploration such as drilling, can commence. In places where the MMP has expired, the DPIR can allow mining to continue while the new MMP is approved. Kirkland Lake Gold currently has an MMP in place for the Cosmo Mine, which is updated annually. More details on this process can be found in Sections 4.11and 20.

4.8	MISCELLANEOUS LICENSES & ACCESS

Access to the Northern Territories Property is generally through Kirkland Lake Gold-managed tenements and/or access roads.

Several of the properties are subject to infrastructure easements; including the Darwin and other gas supply pipelines, the Adelaide-Darwin Transcontinental Railway line, telecommunication towers and overhead electricity power supply lines and equipment. These easements are located throughout the tenement holdings but generally do not impact directly on any mineral resources or mineral reserves reported in this technical report. The only exception is the Amadeus Gas Pipeline, which is located in close proximity to the Esmeralda Deposit south of Union Reefs. There is an exclusion zone around the pipeline and restrictions to mining around the pipeline. These factors have been included in the mineral reserve estimations for the deposit and Kirkland Lake Gold continues to work with the owners of the pipeline to ensure all regulations are complied with.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.9	NATIVE TITLE

The majority, i.e. over 96%, of the current mineral resource and mineral reserve base within the Northern Territory Gold Properties lies within granted mineral leases for which Native Title has been extinguished. Hence, Native Title issues will not affect the development and operation of mining operations within these project tenements. This excludes the Esmeralda Deposit which has an active land use agreement in place.

The Cosmo Mine is located on a Mineral Title where Native Title has been extinguished. Native Title is an issue for MLA27938, however, this is a Mineral Lease marked for infrastructure and not mining so any agreement reached will not affect mining activities at Cosmo Mine. This agreement is required before the title can be granted and Kirkland Lake Gold is working with the Northern Land Council in conjunction with the Traditional Owners to finalize the agreement. The Authors see no significant issues to having this agreement finalized in the coming 12 months, which will allow the DPIR to continue with the approval process for the Mineral Lease application. This process has no influence over MLN993, which was granted prior to Native Title being granted. Details of this process are outlined below.

No sites of Aboriginal or other historical significance have been located or documented for the project area.

4.9.1	NATIVE TITLE PROCESS - SUMMARY

Native Title is a complicated issue and the Authors are not experts in this area; the information below, which is extracted from Northern Territory Government websites and is provided for information purposes, may not be complete, accurate or current, and is presented subject to the disclaimer provided in Section 3, above.

4.9.2	EXPLORATION & MINING ON NATIVE TITLE AFFECTED LAND

Application for exploration and mineral title may, depending on the underlying land tenure, be required to comply with the Native Title Act prior to the grant of a title.

Typically, compliance with the Native Title Act is required where an application is over Pastoral Lease or Crown Lease land.

The Native Title Act provides an option of seeking an expedited right to negotiate procedure for the grant of exploration licenses compared to the right to negotiate procedure that applies to mining tenure. Applicants may also enter into Indigenous Land Use Agreements (ILUA) with Native Title parties to facilitate tenure grant.

4.9.3	EXPEDITED PROCEDURE

In the Northern Territory, applications for the grant of an exploration license are generally required to comply with the expedited right to negotiate procedure, which provides a faster route for the grant of exploration title that have lower impact.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Native Title Act defines an act attracting the expedited procedure, as one that is not likely to interfere with Indigenous community or their social activities, significant sites, or involve major disturbance to land or waters.

The expedited procedure is activated when the notification process includes a statement that the government “considers the act of granting the exploration license is an act attracting the expedited procedure”.

Registered Native Title claimants may object to the inclusion of this statement within the four month notification period. If the objection is not withdrawn after a period of negotiation the matter is required to proceed to arbitration. In the Northern Territory, the National Native Title Tribunal (NNTT) is the arbitral body, which handles the expedited procedure objection inquiry.

Agreements, which allow the objection to be withdrawn, may be reached at any stage during the expedited procedure. The Northern Territory Government encourages such agreements.

The Northern Territory Government has successfully used the expedited procedure for the grant of exploration licenses. This success is largely the result of additional conditions placed on exploration holders to further protect the rights and interests of Native Title holders and the requirement for exploration license holders to comply with Northern Territory’s Aboriginal Sacred Sites Act.

4.9.4	RIGHT TO NEGOTIATE PROCEDURE

Applications for all forms of mining tenure, on which development may occur, are required to comply with the right to negotiate procedure.

This procedure is commenced by a public notification process in which details of the mineral tenement applications are placed in a Northern Territory and an Indigenous newspaper.

If a Native Title claim is lodged and registered within four months of the notification date, it is a requirement of s31(1)(b) of the Native Title Act that an agreement be reached, formalized by the execution of a Tripartite Deed prior to the grant of title.

This Deed between the Northern Territory Government, the Native Title parties and the applicant will generally be supported by an Ancillary Agreement between the title applicant and the Native Title parties.

A feature of the Native Title Act is the requirement for negotiation to be carried out in good faith.

The Northern Territory Government, through the DPIR Titles Division, plays an active part in managing the right to negotiate procedure.

If the negotiating parties are unable to reach agreement the matter may be referred to the NNTT for either mediation or arbitration.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.9.5	INDIGENOUS LAND USE AGREEMENTS (ILUA)

Applications for exploration and mineral tenure may also be granted where the applicant/s and the Native Title Representative Body enters into an ILUA.

There are a number of ILUAs registered under the Native Title Act for exploration and mining within the Northern Territory. These are flexible agreements that can provide for various activities including exploration and mining activities, suitable for small exploration or large mining projects.

4.9.6	EXPLORATION & MINING ON ABORIGINAL FREEHOLD LAND

Some 44% of the Northern Territory is Aboriginal freehold land and subject to the ALRA. Under that Act, Land Councils administer this land on behalf of the traditional owners. There are four Land Councils in the Northern Territory, the Northern Land Council, the Central Land Council, the Tiwi Land Council and the Anindilyakwa Land Council.

4.9.7	THE MINING ACT PROCESS

Applications for exploration and subsequent mining titles on Aboriginal freehold land are required to comply with the Northern Territory Mining Act. It is a requirement of the ALRA that a miner seeking to explore on Aboriginal freehold land initially applies for an exploration license.

Applications for exploration licenses must be made through the Department of Primary Industry and Resources (DPIR) Titles Division office. Following receipt of an exploration license application the Department will assess the application to ensure legislative compliance and the adequacy of the exploration proposals. The application is also subject to a public notification process. On completion of this initial review process, the Northern Territory Minister for DPIR may issue consent to negotiate. This consent activates the mining processes under Part IV of the ALRA.

4.9.8	THE ALRA PROCESS

Once consent is issued, the applicant is required, to develop and lodge an exploration proposal with the relevant Land Council within three months. These proposals must contain details of proposed exploration activities and details of the method of extraction and treatment of any commodity that may be discovered, as required by s41(6) of the ALRA.

Guidelines on developing proposals are available from the relevant Land Council. The DPIR has also published a booklet titled Exploring Country to assist with exploration and mining agreements. This can be accessed on line.

Once the proposal is accepted by the Land Council, the parties, the applicant and the Land Council, have an initial 22 month negotiation period in which to reach an agreement. During the process, the Land Council is required to consult with the traditional owners.

The consultation process may include the convening of one or more meetings with traditional owners.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Applicants are entitled to attend certain meetings for the purpose of explaining and discussing the proposed exploration activities.

The Department of Business, Economic and Regional Development’s Indigenous Business Industry Services Branch is available for guidance on how to best present this material in a culturally sensitive manner.

4.9.9	REACHING AGREEMENT

When an agreement is reached, it is a requirement of the ALRA that consent is given by the Land Council and the Federal Minister for Families, Community Services and Indigenous Affairs. The agreement and the consents are required to be submitted to DPIR, following which the exploration license can be granted.

Following grant, the Department administers the exploration license in accordance with the Mineral Titles Act.

4.9.10	NEGOTIATING TIMEFRAMES

Under the ALRA, negotiation towards agreement is to be carried out within prescribed timeframes.

If an agreement is not reached within the standard negotiating period, there is provision for extension to the negotiation period by agreement between the Land Council and the applicant. The first extension is for a two year period, followed by periods of one year. The standard negotiation period commences upon lodgment of the proposals with the Land Council and ending 22 months from January 1st following the date of lodgment.

4.9.11	CURRENT NATIVE TITLE AGREEMENTS

4.9.11.1 Esmeralda Land Use Agreement

This Agreement has been negotiated between Crocodile Gold (Now Kirkland Lake Gold), The Northern Land Council (NLC) and representatives of the Wagiman, Warai and Jawoyn peoples. This agreement was required for the granting of Mineral Lease ML27999, which covers the Esmeralda Deposit located to the south of Union Reefs processing plant. This agreement was signed in 2015 with the terms now active after the granting of ML27999.

4.9.11.2 Kazi Land Use Agreement

The Agreement is being negotiated between Kirkland Lake Gold, The Northern Land Council (NLC) and representatives of the Warai, Kungarakan, Wagiman and Kamu peoples. This agreement is required for the granting of several Mineral Leases;

  MLN1135, 1144 (Western Arm Deposit);
  MLN1152 (Kazi Deposit);
  MLN1129 (Big Howley Deposit); and
  ML27938 (Cosmo Village).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

This agreement remains in negotiation between Kirkland Lake Gold, the NLC and traditional owners. More work is required to complete this agreement. Kirkland Lake continues to hold discussions with the NLC over this agreement.

In late 2016, Newmarket Gold and NLC held several meetings to ensure this agreement continues down the path to approval. As there is some difficulty in determining the native title parties that should be referenced for the Western Arm and Big Howely Deposits, Kirkland Lake Gold has agreed to split the agreement to cover the Kazi and Cosmo Village titles to allow for the agreement to be approved. Negotiations will continue on the Western Arm and Big Howley leases. The terms of the agreement will remain the same as they have been approved for both the Esmeralda and the parties related to the Kazi and Cosmo Village claims. It is hoped that by splitting the agreement it will allow for the granting of leases MLN1152 and ML27938 in a timely manner.

4.10	ROYALTIES

All tenements within the Northern Territory, Australia are subject to a Northern Territory Government Minerals Royalty in accordance with the Northern Territory Mineral Royalty Act 1982 (as amended) (Mineral Royalty Act). This royalty is calculated as 20% of the “Net Value” of mine production, where “Net Value” equals the gross revenue from the relevant production unit less the operating costs of the production unit for the year, a capital allowance on eligible capital assets expenditure, eligible exploration expenditure and additional deductions as approved by the Northern Territory Minister for Mines.

Royalty calculations are detailed below:

From July 1, 2010 the Mineral Royalty Act levies royalty at a rate of 20 per cent (prior to July 1, 2010 the rate was 18 per cent) of the Net Value of mineral commodities sold or removed from a production unit, regardless of the type of mineral commodity or whether the mine is situated on Crown, freehold, leasehold or aboriginal land. Net Value is calculated as follows:

Net Value = GR – (OC + CRD + EEE + AD)

Where: –

GR is the Gross Realization from the production unit;
OC represents the Operating Costs of the production unit for the royalty year;
CRD is the Capital Recognition Deduction on eligible capital assets expenditure;
EEE is any Eligible Exploration Expenditure; and
AD represents Additional Deduction as approved by the Minister.

A "production unit" is a mineral tenement of two or more mining tenements operating as part of an integrated operation. It also extends to other facilities (whether or not adjacent to the mineral tenements) that are essential for the production of a saleable mineral commodity.

Net value for royalty is thus defined as the value of minerals sold or removed without sale plus an adjustment for assets disposed of, less

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations
  All operating costs directly attributable to the production of saleable mineral commodity including certain marketing and administration costs, except income tax, royalty and royalty-like payments;
  An allowance for capital investments called Capital Recognition Deduction (CRD). CRD is akin to depreciation and incorporates an interest rate factor (based on the Australian Federal Securities long term bond rate plus an effective annual premium of four per cent) over a CRD life category life category of 3, 5 or 10 years. The CRD life category is based on the period over which depreciation is allowed for income tax purposes;
  Approved negative Net Value from previous years, which can be carried forward provided the production unit continues to operate, if approved by the Department; and
  Any additional deductions under section 4CA of the Act.

Furthermore, the first $50,000 of Net Value is not liable to royalty. This exempts a number of small mines from royalty payment entirely.

Royalty is payable by six monthly provisional payments. An annual return detailing the actual royalty payable together with payment for any additional liability must be lodged within three months after the end of each royalty year. Interest applies for late payment and further penalties may apply if the sum of the provisional payments is less than 80 per cent of the actual royalty payable.

The Authors have not reviewed or investigated individual title information and this information, which may not be complete, accurate or current, and is presented subject to the disclaimer provided in Section 3, above.

4.10.1	UNION REEFS AREA ROYALTIES

A vendor royalty of 1.5%, if mining for the purposes of commercial production of gold commences on 10 tenements held by Kirkland Lake Gold in the Union Reefs area is payable to the estate of Robert Michael Biddlecombe. The Royalty is not payable on gold mined from the main Union Reefs mineral lease (MLN1109) but on leases to the north around the historical Elizabeth Mine. The tenements that this royalty apply to are ML31122 (previously MCN’s 734, 506, 507, 735, 738 and MLN’s 779, 135, 779, 780, 822) and MLN856.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 4-8 LIST OF UNION REEFS ROYALTY’S CURRENTLY REQUIRED BY KIRKALND LAKE GOLD

Project	Parties Involved		Royalty Commitment	Tenements	Comments	Paid to date
Union Reefs	Newmarket Gold	The Estate of Biddlecombe	1.5% Gross Royalty for all minerals	ML31122 and MLN 856	Elizabeth north of Union Reefs	No
Esmeralda	Newmarket Gold	NLC	2.0% Gross Royalty for all Minerals	ML27999	Required for land use agreement	No

As part of the land use agreement negotiated between the NLC, the Traditional Owners and Kirkalnd Lake Gold a 2.0% NSR royalty is payable on all minerals produced from ML27999, which contains the Esmeralda Deposit.

4.10.2	PINE CREEK AREA ROYALTIES

A vendor royalty of $A4 per ounce of gold produced from certain Pine Creek tenements is payable to a privately owned company, Silver Coin Mining and Prospecting Pty Ltd. Silver Coin Mining is a company formed from local members of the Pine Creek Community. Several MCN’s have recently been converted to ML31020, which still carries this royalty.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

In late 2016, Newmarket Gold agreed to a partial relinquishment of ML31020 to comply with the requirements of the local council. A rubbish tip was incorrectly established on this lease so the area covered by the tip has been relinquished back to the local council for all future management.

TABLE 4-9 LIST OF PINE CREEK ROYALTIES PAYABLE BY NEWMARKET GOLD

Project	Parties Involved		Royalty Commitment	Tenements	Comments	Paid to date
Pine Creek	Newmarket Gold	Silver Coin Mining	$4/ounce produced	MLN's 13, 1130, MA416 and ML31020	Pine Creek Deposit Royalty	No

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.10.3	BURNSIDE AREA ROYALTIES

Franco-Nevada Australia Pty Ltd has a vendor royalty of $A20 per ounce on gold produced and sold from the Brocks Creek underground mine. Royalty payments have been made under this royalty agreement.

Red Metal Limited (formally owned by Cyprus Amax Australia Corp) has a vendor royalty of 1% of gold produced from certain tenements in the Brocks Creek area, which includes the Brocks Creek underground mine; the royalty becomes payable only after recovery of all operating and capital costs involved with the post-1995 development of the Brocks Creek tenements. In late 2012 Crocodile Gold was contacted by a party representing Cyprus as they were looking to sell the royalty for Brocks Creek. Cyprus, on September 1, 2015, agreed to sell the royalty to Red Metal Limited to which Kirkland Lake Gold is now dealing with for any future royalties. This royalty is payable on mining activities at both Brocks Creek and Rising Tide Deposits.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Karen On (formally Ben Hall) and Mary and Joseph Groves have a vendor royalty of 3% of gross product from any mining operation on four tenements held by Kirkland Lake Gold in the North Point area.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 4-10 LIST OF ALL ROYALTIES CURRENTLY REQUIRED BY NEWMARKET GOLD

Project	Parties Involved		Royalty Commitment	Tenements	Comments	Paid to date
Burnside	Newmarket Gold	Franco-Nevada Australia Pty Ltd	$20/ounce gold produced	MLN1139	Payable on mining from Brocks Creek	Yes $566,059
	Newmarket Gold	Red Metal Limited	1% NSR on Gold	MLN's 1139, 176	Payable on mining from Brocks Creek and Rising Tide	Yes $443,037
	Newmarket Gold	On and Groves	3% on Gross Product	MCN's 46, 47, 49 & 50	Royalty on Temperance	No

4.10.4	ENVIRONMENTAL CONSIDERATIONS

For more details on environmental matters, please refer to Section 20 of this technical report.

The Northern Territory Operations lies within areas, which have been subject to significant historical mining and mineralization processing activities for over 100 years. This historical activity, like many mining areas worldwide, has left permanent evidence of this activity on the physical landscape and the natural environmental balance may also have affected.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Location of the NT Operations lies within an environment characterized by low relief, abundant ephemeral and permanent drainage and, particularly closer to the coast, sizeable billabongs and wetlands and a monsoonal wet season with heavy rainfall requires careful management of water, particularly discharge water from mining and milling operations.

Acid rock drainage is an issue at several locations and various systems have been developed to carefully manage this issue.

The Company has included environmental management as an integral part of its operations. All exploration activities and mining operations have been performed in compliance with all environmental regulations within a defined environmental management plans. Past operators reported that environmental assessments and project reviews have been completed as required and were thoroughly scrutinized before commencement of operations.

Site rehabilitation and reclamation has also been completed in a number of locations. This is currently an active part of the mining operations with waste dump rehabilitation a part of the daily mining activities. Site rehabilitation is factored into the operation costs for the earth-moving contractor and is required to be completed as soon as areas become available.

All recent mining operations have operated in accordance to MMPs submitted to DPIR, with various environmental permits in place, particularly including Waste Discharge Licenses (WDLs).

Since Crocodile Gold took over the responsibility of the tenements in November 2009 several steps have been taken to ensure the environmental sustainability of the project. Several historical issues have been noted and the Comapny is in the process of ensuring these legacy issues are managed. An example of this is the activity where Crocodile Gold treated a legacy stockpile and rehabilitated the area at the Golden Dyke Deposit to reduce the impact of weathering of this material on the local environment.

There are currently no investigations of breaches of any regulatory regime or are there any current sanctions or restrictions imposed by Government Departments. The Northern Territory Government has a constant review process including site visits. On these visits they inspect current and past mining areas to ensure the Comapny is compliant with the MMPs approved as well as the relevant legislation. To date no major issues have been identified or recorded against the Company.

The Authors are not expert in the assessment of potential environmental liabilities associated with mineral properties.

4.11	ENVIRONMENTAL MANAGEMENT PLAN

Under the terms of the Northern Territory Mining Management Act 2015, existing mining operations in the Northern Territory are required to submit an annual MMP to the Department of Primary Industry and Resources (DPIR). This plan covers key aspects of mine operation, environmental management and mine closure. This plan is then assessed and audited by the DPIR. Upon approval of the MMP, an Authorization to Operate is issued to the mining operation.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Company has submitted annual MMPs for all of its operating and exploration activities, and provided required annual reports to the DPIR and other relevant departments.

The Company has MMP’s in place with the DPIR for the Cosmo Mine area under Authorization numbers 0546-03, for the Union Reefs area under Authorization numbers 0539-03.

Unconditional performance bonds totaling $13,520,225 (Table 4-11) for all of the NT Operations area have been lodged with the Northern Territory Government to cover the anticipated cost of the rehabilitation commitments associated with the Project. This was reduced by 10% and replaced with a yearly 1% charge to be used by the Northern Territory Government on rehabilitation of legacy sites in 2015.

TABLE 4-11 PERFORMANCE BONDS – 2017

Project/Site	Authorization No	Tenements	Bonds
Maud Creek	0524-02	EL25054; EL28902; ML30260; ML30293	$122,498
Moline	0525-02	MLN1059; ML24173; EL28616; MLN41	$338,486
Fountain Head	0526-01	MLN4; MLN1020; MLN1034; ML31124	$1,263,462
Brocks Creek	0528-01	MLN1139	$1,410,601
North Point & Princess Louise	0530-01	MLN826; MLN827; MLN828; MLN829; MLN861; MLN862; MLN863; ML31059	$1,322,547
Pine Creek	0538-01	MLN13; MLN1130; MA416, ML31020	$538,738
Union Reefs	0539-03	ML27999; MA398; MA399; MA400; MA401; MA402; MLN833; MLN856; MLN1109; ML31122	$1,511,369
Cosmo Howley	0546-03	ML30892; ML30887; MLN890; MLN891; MLN892; MLN993; MLN1000; MLN1027; MLN1053; MLN1062; ML31269; ML31017	$7,012,524
Total			$13,520,225

4.11.1	MMP – COSMO HOWLEY 0546-03

The Cosmo MMP contains bonding to the value of $7,012,524. The current MMP that is used for the Operations is 0546-03 and is valid for the period 2013-2017. This MMP covers the Cosmo Mine as well as the Howley and Mottrams Deposits.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.11.2	MMP – UNION REEFS 0539-03

The Union Reefs MMP contains bonding to the value of $1,511,369. The current MMP that is used for the processing facility is 0539-03 and is valid for the period 2013-2017. This MMP covers all of the Union Reefs Mineral Resources and Mineral Reserves including the Prospect and Esmeralda Deposits.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.11.3	MMP – PINE CREEK 0538-01

The Pine Creek MMP contains bonding to the value of $538,738. The current MMP that is used for the care and maintenance of the Pine Creek deposit is 0538-01 and is valid for the period 2013-2017. This MMP covers all of the Pine Creek Mineral Resources and Mineral Reserves such as the International Deposit.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.11.4	OTHER NT OPERATIONS MMPS

There are several other MMP’s that are managed and updated by The Company, these are summarised below;

0525-02 – Moline. Bonding of $338,486 covering Care and Maintenance. Valid 2014-2018. There are no reported Mineral Resources or Mineral Reserves on the Moline Project.

0526-01 – Fountain Head. Bonding $1,263,462 covering Care and Maintenance activities. Valid 2014-2018. This MMP covers the Fountain Head and Tally Ho Mineral Resources.

0528-01 – Brocks Creek. Bonding of $1,410,601 covering Care and Maintenance activities. Valid 2013-2017. This MMP covers the Rising Tide Mineral Resources.

0530-01 – North Point/Princess Louise. Bonding of $1,322,547 covering Care and Maintenance activities. Valid 2013-17. This MMP covers the North Point and Princess Louise Mineral Resources.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Legend
ML Covered by MMP
EL Granted
Newmarket Gold
Tenements covered by MMP Authorisation #0525-02
01 January 2017
GDA94
0
5
10
Kilometres

FIGURE 4-16 TENEMENTS COVERED BY AUTHORIZATION #0525-02

Legend
NL Granted
EL Granted
NL Covered by MMP
Newmarket Gold
Tenements covered by MMP Authorisation #0526-01
01 January 2017
GDA94
0
1
2
Kilometres

FIGURE 4-17 TENEMENTS COVERED BY AUTHORIZATION #0526-01

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Legend
ML Granted
EL Granted
ML Covered by MMP
Newmarket Gold
Tenements covered by MMP
Authorisation #0528-01
01 January 2017
GDA94

FIGURE 4-18 TENEMENTS COVERED BY AUTHORIZATION #0528-01

Legend
ML Granted
EL Granted
ML Covered by MMP
Newmarket Gold
Tenements covered by MMP
Authorisation #0530-01
01 January 2017
GDA94

FIGURE 4-19 TENEMENTS COVERED BY AUTHORIZATION #0530-01

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

4.12	WASTE DISCHARGE LICENSE

A Waste Discharge License (WDL) is the formal approval under Section 74 of the Northern Territory Water Act that authorizes and regulates the release of potential contaminants to water in the Northern Territory to ensure environmental protection objectives are met.

The WDL controls the type, quality and quantity of the release and ensures that monitoring and reporting occur on a regular basis. The Company currently has 3 active WDL’s for the NT Operations. There is one active for the Cosmo Operation (WDL 180-03), Pine Creek (WDL166-03) and Union Reefs (WDL138-03). The Cosmo license is valid until December 2017, while the Union Reefs and Pine Creek licenses are valid until December 2016. Applications for renewal of the Union Reefs and Pine Creek license have been lodged with the Northern Territory Environmental Protection Agency.

Waste discharge licenses are not required on any other projects as there is no active discharge from the remaining care and maintenance sites.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTURE AND PHYSIOGRAPHY

The Northern Territory is the least populated of all areas in Australia. It encapsulates a total area of 1.35Mkm 2 and accounts for 20% of the whole country; however, just 244,000 (Australian Bureau of Statistics 2014) or 1% of Australia's population reside there.

The Northern Territory varies considerably in topography, climate, and infrastructure. The “Top End”, where the Northern Territory Gold Properties are located, is home to the vast Aboriginal Arnhem Land, which includes the Kakadu National Park. The region is dry between April and September, and wet between October and March. During the wet season everything is green and there is no dust; however, the humidity and temperatures are high and access “off road” is difficult.

The center is extremely arid, with greatly varying temperatures and is known as the “Red Center” named because red is the predominant colour found in the soil.

Darwin, capital of the Northern Territory, lies on the coast to the north and provides the majority of infrastructure support and services for the mining industry. The Stuart Highway, which virtually bisects the country, is the main road that leads from Darwin to Alice Springs then on to Adelaide in South Australia.

5.1	TOPOGRAPHY

Generally the topography of the Property area is flat, locally gently undulating near the coast and slightly more elevated and locally rugged towards Katherine at the southern extremity of the Northern Territory Properties.

In the vicinity of Union Reefs, elevations range from 35m to 50m above mean sea level. Drainage is generally to the north to the Timor Sea via ephemeral creeks, streams and gullied tributaries to Mary and Alligator Rivers, two major rivers running north to the coast.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Further north, the Burnside area is made up of a complex of landforms, which include plains, peneplains, rises and low hills that are built of undifferentiated Paleoproterozoic metasedimentary units. A series of east-west trending hills comprising granite pavements punctuate the plains and are characterized by rocky outcrops and sandy gravely soils. The topography of the area varies from 35m to 300m above sea level.

Numerous ephemeral watercourses including the Adelaide, McKinley and Margaret Rivers drain northwards to the Timor Sea across the Company’s tenements.

5.2	ACCESS

Access to the Property is from Darwin, capital of the Northern Territory, which is an important communication and transportation center, with a busy port and international airport providing daily services to other Australian capital cities and several Asia-Pacific destinations.

The Stuart Highway, the area’s major thoroughfare, and the Adelaide-to-Darwin transcontinental railway line bisect Australia in a north-south sense and provide access to The Company’s Northern Territory Projects. The Cosmo Mine and Union Reefs plant sites are easily accessed via good all-weather roads and there is excellent road, rail, water and electric power infrastructure available in the region. A major gas pipeline is also located in close proximity to operations.

The Northern Territory Properties lies between the towns of Pine Creek and Adelaide River to the southeast of Darwin. Access is gained to the Cosmo Mine from Darwin by travelling for some 160km along the sealed Stuart Highway, then turning southwest onto Fountain Head West Road for around 2km.

The Union Reefs processing facility is located approximately 185km southeast of Darwin, 15km north of the town of Pine Creek. All of the Company’s projects are located in close proximity to the Stuart Highway and can generally be accessed through the use of sealed roads, government operated gravel roads or other minor farm tracks.

5.3	CLIMATE AND VEGETATION

The “Top End” of the Northern Territory has a tropical monsoon climate characterized by two distinct seasonal patterns: the ‘wet’ monsoon and the ‘dry’ seasons. The wet season generally occurs from November through to April and the dry season between May and October. Almost all rainfall occurs during the wet season, mostly between December and March, and the total rainfall decreases with distance from the coast. Mining operations are largely unaffected by normal seasonal conditions. Average annual rainfalls for Darwin average at about 1,713mm, however, this can be quite variable with an extreme in 2011 of 2,680mm. In 2016 the rainfall was 1,353mm.

The mean daily maximum temperature, as recorded at Darwin on the northern coastline, is 31°C in the coolest months of June to August and 33°C in the hottest months of October and November. The mean daily minimum temperature in Darwin range from approximately 19°C (dry season) to 25°C (wet season).

During the wet season, high intensity rainfall events are common, resulting in local flash flooding of ephemeral streams and watercourses. Mining operations are continuous throughout the year; however,

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during open pit mining activities increased ore stockpiling is undertaken in the lead up to the wet season thereby offsetting the reduced mining movements over that period. Experience has shown that it is best to shut down mineralization hauling during periods of extreme rainfall as damage to haul roads by large trucks may occur quickly.

The annual evaporation rate remains high throughout most of the Northern Territory, ranging from 2,400mm to 4,000mm per annum. Monthly evaporation exceeds rainfall for eight months of the year at the coast increasing to the whole year inland. It remains relatively high even during the wet season.

Climate gradually moves from seasonally wet tropical in the north to arid in the south, with corresponding changes in landscape, with areas of rocky escarpment and plateau which break a low relief in the north and rocky ridges in the south.

The Northern Territory has a diversity of vegetation that is maintained by its variety of climate and soils. Natural vegetation of the Properties is typical of savannahs of the northern part of Australia, dominated by Eucalypt species with a grassy understory dominated by sorghum species. The Northern Territory is the only area in Australia that does not have conspicuous temperate flora.

In the north, the vegetation is typically tropical savannah (eucalypt woodland and eucalypt open woodland with a grassy understory). This landscape experiences dramatic seasonal changes with intense growth in the wet season (summer) and widespread fires in the dry season (winter). Internationally famous for the tropical wetlands and rugged sandstone escarpments of Kakadu National Park, the wetlands are of importance for conservation, providing breeding areas, habitat and refuge for important wildlife populations.

From the north, a transition area moves from eucalypt woodlands into areas of melaleuca and acacia forests and woodlands and south into the spinifex (hummock grasslands), Mitchell grass (tussock grasslands) and acacia woodlands and shrublands. The vegetation increases in diversity around Alice Springs with areas of mulga, mallee, chenopods, hummock grasslands, small pockets of eucalypt woodlands and salt lakes.

Major land uses are traditional Indigenous uses, nature conservation (including parts of Kakadu National Park and World Heritage Area and Litchfield National Park), urban and other intensive uses and grazing. Approximately 85,000ha have been cleared.

The Property lies within the Pine Creek and Daly River Bioregions. The Pine Creek Bioregion consists of hilly to rugged terrain and is within the tropical monsoonal belt of northern Australia. Dominant vegetation is tropical eucalypt woodlands/grasslands with some eucalypt open forests, melaleuca forests and woodlands and rainforest and vine thickets.

The region has undergone some localized clearing and the major land uses are grazing, nature conservation (including parts of Kakadu National Park and World Heritage Area and Litchfield National Park), traditional Indigenous uses and other intensive uses including horticulture.

The Daly Basin Bioregion consists of gently undulating plains and scattered low plateau remnants and has a tropical monsoonal climate with distinct wet and dry seasons and high temperatures throughout the

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year. Dominant vegetation is tropical eucalypt woodlands/grasslands and eucalypt open forests. Smaller patches of eucalypt woodlands and melaleuca forests and woodlands are present.

The major land use is grazing on native pastures and traditional Indigenous uses with some horticulture, grazing on modified pastures and nature conservation. The region has undergone some clearing (approximately 167,000ha) for these developments.

The Property is characterized by tall, open eucalypt forests, typically dominated by Darwin woollybutt (Eucalyptus miniata) and Darwin stringybark (E. tetrodonta), and woodlands (dominated by a range of species including E. grandifolia, E. latifolia, E. tintinnans, E. confertiflora and E. tectifica), with smaller areas of monsoon rainforest patches, Melaleuca woodlands, riparian vegetation and tussock grasslands.

5.4	LOCAL RESOURCES AND INFRASTRUCTURE

Darwin has an estimated population in excess of 142,000 (Australian Bureau of Statistics 2014) and is the capital city of the Northern Territory. It is the administrative center of the Northern Territory Government and a major transportation hub, with an international airport and deep-water port and the Adelaide to Darwin transcontinental railway terminating at the East Arm port. As it is the largest city in the Northern Territory, Darwin also has excellent schools, hospitals, and retail, commercial and light industrial services.

Darwin is rapidly developing into a significant freight interchange for trade with southeastern Asia. A considerable proportion of consumer and other goods reaching the Northern Territory are brought by road from Queensland or South Australia. The Stuart, Arnhem, Kakadu, Barkley and Victoria Highways ensure high service levels to the Darwin region from the Australian capitals and other regional centers.

Despite its low population, the area between Darwin and Katherine in the Northern Territory is well serviced with infrastructure. Significant mining operations have been developed in the area over the past 30 years, with gold mining and processing operations conducted within or in close proximity to the project areas.

The regional mining communities of Pine Creek, with a population of 380 (Australian Bureau of Statistics 2014) and Adelaide River (population of 237 (Australian Bureau of Statistics 2014)) support the Northern Territory Property.

The Arnhem Highway to the east-southeast of Darwin provides a communication link to the Kakadu National Park and Jabiru, a town of 1,135, which provides accommodation for the uranium mines in the vicinity. Accommodation and services are available along the highway, primarily for the tourist trade.

5.5	POWER

Power in the Northern Territory is generated and distributed by the Northern Territory Power and Water Authority (NTPWA). The NTPWA’s main gas turbine power station is located at Channel Island in Darwin, which is capable of producing 254 megawatts (MW). A 19.5 MW power station exists at Pine Creek and is interconnected to the 132 kilovolts (kV) line from Darwin to Katherine. A 66kV line connects

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the Union Reefs processing facility, Brocks Creek, Cosmo Howley and the Cosmo Village to the Pine Creek Township.

Gas is supplied to the area via the Amadeus Basin to Darwin pipeline. Spurs off this pipeline service Katherine, Pine Creek and the Cosmo site. The Bonaparte gas pipeline also runs through the area, connecting with the Amadeus pipeline near the Fountain Head/Tally Ho Deposits area.

5.6	WATER

The Union Reefs processing plant sources its water from two main storage dams off the McKinley River with total storage capacity of some 1,970 million liters. In addition, the Union Reefs Deposit has on-site water storage capabilities within the former Crosscourse open pit, which is currently partially flooded and is used for tailing storage. Pit dimensions are 1,300m by 600m by 240m deep. The processing plant does re-cycle most of its water from the Crosscourse pit via a return water system.

The Property area receives approximately 1,500mm in rainfall each year.

The Cosmo Village accommodation camp has capacity for 280 people and has its own potable water bore field and treatment plant, which softens and chlorinates the water supplied to the camp.

5.7	COMMUNICATIONS

The project areas have landline telephone communications (Telstra) as well as satellite and microwave communication systems. Mobile telephone coverage under the Telstra Next-G network exists throughout a large area of the mining and plant sites and standard VHF radio communications are used for operational purposes. Work was completed in 2014 to upgrade the mobile coverage in the Cosmo Village, which has shown a great increase in the signal strength.

5.8	MINING PERSONNEL

The Property is located within an area that has a strong mining tradition and, as a result, the mining industry within the region is well understood and supported by the surrounding centers. Mining activities have a direct impact on the manufacturing, service and hospitality sectors of the local economies immediately surrounding the Property area, with past mining operations at Tom’s Gully, Mount Todd, Maud Creek, Cosmo Howley, Brocks Creek, Pine Creek (Enterprise) and Union Reefs gold mines previously employing significant numbers of local residents.

The surrounding provincial centers of Pine Creek and Adelaide River, which occur within an 80km radius of the projects, provide good support facilities including housing, law enforcement, basic medical and community facilities.

Further afield, the Darwin central business district is the administrative center for the Northern Territory and lays one to three hours’ drive from the project tenements. Mining, engineering and consulting firms as well as commercial assay laboratories are based in Darwin and other population centers in the Northern Territory such as Pine Creek.

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The Company is involved with safety, management, mining engineering, geology and exploration, survey, stores control, processing and maintenance, environmental and permitting, and administration functions. Contractor personnel are involved primarily in the mining and haulage functions.

Underground mining at Cosmo is conducted by Downer. This contract was placed out for tender and won by Downer during the Q4, 2013. Downer commenced operation at Cosmo in Q1, 2014 and opted to continue the contract for an additional 12 months in 2016. Negotiations are currently underway for the mining contract past Q1-2017.

Haulage of mineralization from the mining centers to the Union Reefs mill is completed by Fawcett’s; they have supplied this service since the start of 2015, taking over from Ostojic’s.

A number of other contracting groups were engaged for maintenance services, labor hire services, road repairs, drilling activities and other typical contracted activities. These service providers are covered in more detail in Section 18 of this technical report.

The Union Reefs Operations Center (i.e. processing facility) has a workforce of approximately 60 people including 45 employees and 15 contractors. The Company recruits people by offering residential accommodation opportunities and good camp facilities.

Mining operations run 24 hours a day, each day of the year primarily based on two 12 hour shifts working a range of rosters. Milling operations at the Union Reefs mill currently run on a 9 days on, 5 days off roster with two 12 hour shifts. During the off days, maintenance is conducted on the plant.

5.9	ACCOMMODATION

The majority of The Company’s personnel live in the local towns or the Cosmo Village. The Pine Creek accommodation village was placed on care and maintenance in December 2013.

The 120-person Pine Creek camp, located in the town of Pine Creek, was used to house the processing and administration personnel, however, since being placed on care and maintenance all these personnel have been housed at the Cosmo Village.

The 280-person Cosmo Village, located adjacent to the Cosmo-Howley mining areas, is used to house all personnel. The camp is an excellent facility with full kitchens, recreation facilities and single ensuite rooms. The camp provides two hot meals per day, pack lunches, hospitality, and laundry service and also has entertainment facilities such as tennis courts, swimming pool and pool tables.

Rented housing accommodation is also available for site personnel in the local communities of Adelaide River and Pine Creek, if required.

5.10	PROCESSING FACILITIES

All mineral processing is conducted at the Union Reefs site. More details of the processing facility can be found in Section 17 of this technical report.

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December 2016	Northern Territory Operations

6   HISTORY

Darwin (previously named Palmerston) was initially settled in 1869. In the following year, a decision was made to build a telegraph line overland between Port Augusta in the state of South Australia and Port Darwin to link Australia with the rest of the world. It was by chance that a significant discovery was made when hole diggers found gold in the Pine Creek area (Jones 1987).

The discovery of gold in the Northern Territory was followed up by exploration hoping that the area would establish itself on gold mining. Senior Surveyor George McLachlan was appointed on April 29, 1871 to the new post of Warden of Pine Creek Gold Find. McLachlan and his members organized a number of wells along the course of Pine Creek in an effort to discover the extent of the gold find. The results were promising as traces of gold were found in every case.

The gold rush began shortly after the discovery. A group of people from Adelaide migrated up to join the mining boom. In 1873, the suggestion of employing Chinese ‘coolie’ labor was raised and Douglas Bloomfield took the responsibility of recruiting laborers from Singapore. He secured 176 Chinese and 10 Malays who arrived at Port Darwin in 1874. There were also independent Chinese gold seekers who took part in the mining activities. The first group of Chinese gold seekers reached Port Darwin in October 1877.

Since the first discovery of gold in 1870, the Northern Territory has produced approximately 14.9Moz of gold. Of this total, an estimated 4.4Moz have been produced through modern operations (processing facilities) from the Pine Creek Orogen (Edwards & Hitchman, 2017 (to be published)). Additional to this is an estimated 1Moz produced from alluvial operations since the discovery of gold. This number is harder to estimate, however, due to the quality of record keeping in the late 1800’s and early 1900’s. up Until the early 1970’s the Northern Territory was administered through the government of South Australia, who may hold some historic mining records.

There are about eight hundred documented gold occurrences of potential economic significance and a mineral resources inventory of 17Moz gold.

TABLE 6-1 HISTORICAL GOLD PRODUCTION – PINE CREEK OROGEN

Location	Years of Operation	Estimated Production
Union Reefs	1994-2016	1,588,000oz
Pine Creek	1986-1996	774,000oz
Cosmo, Howley / Woolwonga	1987-1995	760,000oz
Goodall	1988-1993	228,000oz
Brocks Creek	1996-2000	270,000oz
Tom’s Gully	1988-2011	240,000oz
Rustler’s Roost	1994-1998	110,000oz
Moline	1988-1992	100,000oz
Mt Bonnie	1983-1986	75,000oz
Mt Todd	1993-2000	347,000oz
Total		4,492,000oz

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There have been three significant periods of exploration and gold production. Early mining (1870-1915) was selective and concentrated on high-grade (several 10’s of g/t Au) veins, mainly in the Pine Creek Orogen. During this period, mining was from highly selective shallow pits, shafts and narrow adits that systematically followed the auriferous lodes. These old mines generally were confined to the oxide zone and stopped at the water table.

The next significant phase commenced with the discovery of medium-high grade (15-20 g/t Au) ironstone hosted deposits in the Tennant Creek inlier in 1936, with production peaking during 1971-75.

The current phase of gold exploration and production commenced in 1983 and concentrated on bulk open cut mining of relatively low-grade (2-3 g/t Au) mineralization. The short lived Mt Bonnie mill was the first modern processing plant operated in the region. Since that time a total of 9 processing facilities and one major heap leach operation (Rustlers Roost) have operated in the Pine Creek Gold Province (Figure 6-1). Of these facilities only the Union Reefs plant is still operating with the Toms Gully plant in care and maintenance. All other facilities have been dismantled and removed from site.

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December 2016	Northern Territory Operations

6.1	COSMO MINE AND SURROUNDING AREAS

Gold was discovered at Brocks Creek in 1871 and at Cosmo Howley in 1873 during the construction of the Adelaide – Darwin overland telegraph line. This was the prelude to a long period of alluvial working by Chinese miners and lode mining by English companies and Chinese tribute miners until 1914.

Balfour (Balfour, 1981) estimates that approximately 1,028kg of gold was produced from the Brocks Creek line of workings from discovery to 1914, with some 823kg produced from high grade gold reefs at Zapopan; the name Brocks Creek and Zapopan seem to have been used interchangeably in the early years. A historic estimate (Blanchard, 1937) suggests that about 71,000t of mineralization was mined along the Howley Line during this period, producing about 24,000oz of gold at a recovered grade of about 10 g/t Au.

The field subsequently declined in the mid-1910s and there was little activity in the area for the next 60 years apart from limited small scale mining and minor exploration. The Brocks Creek and Howley areas were explored for gold and base metals during the 1970’s and 1980’s by numerous mining and exploration companies, often in joint venture. Most of these companies carried out extensive drill testing of various costean (trench) intercepts, IP/resistivity geophysical surveys and soil geochemical anomalies with mixed results.

In 1975, Dampier Mining acquired an exploration license over the Howley line, and under a joint venture with Dampier Mining, Homestake Gold Mining conducted the first major assessment in 1977 to 1978.

Several small alluvial shows in the Chinese Howley area were mined between 1986 and 1990. Mining operations commenced at Cosmo Howley in 1987 with gold mined from the Cosmo Howley, Phantom, Chinese South, Chinese Howley and Big Howley pits. All mining ceased prior to April 1995.

TABLE 6-2 ESTIMATED HISTORICAL GOLD MINED. COSMO HOWLEY GOLD PROJECT

Deposit	Years	Tonnes (Mt)	Grade ( g/t Au)	Ounces (Moz)
Cosmo, Howley	1987 – 1993	6.9	2.1	0.48
Woolwonga	1991 – 1995	2.9	2.5	0.22
Howley-Big Howley	1992 – 1995	1.1	1.8	0.06
Total		10.9	2.2	0.76

During 2002, exploration activities focused on compilation and validation of data in relation to the Cosmo underground mineral resource and the re-evaluation and reassessment of the near surface mineral resources at Howley, Western Arm and Yam Creek Deposits. Acquisition of detailed airborne magnetic geophysical data, Landsat and SPOT remote sensing imagery and GIS topographic data provided the basis for a structural interpretation and targeting definition over the Brocks Creek/Zapopan, Yam Creek and Woolwonga areas. Infill and extensional mineral resource definition drilling at Brocks Creek/Zapopan, the commencement of the Brocks Creek/Zapopan underground decline, mineral resource modeling of the Cosmo mineralization and initial Scoping Studies on the Cosmo underground mineral resource were all undertaken.

In March 2003, pre-production activities within the Burnside Gold Project were postponed, pending an improvement in the gold price and the decline into the Brocks Creek/Zapopan underground deposit was suspended at a vertical depth of approximately 125m below surface.

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December 2016	Northern Territory Operations

In 2004, infill drilling was undertaken to define high-grade mineralized zones within Cosmo and a Scoping Study into the potential for Cosmo to be mined as an underground gold operation was initiated.

In early 2005, further mineral resource definition drilling of eight RC/diamond drillholes was completed at the Cosmo Deposit with the aim of infilling the upper levels of the deposit to bring the mineral resource to a mineral reserve category. Samples from the Cosmo Deposit were sent for metallurgical test work at Amtec Laboratories in Perth, Western Australia. This test work demonstrated that the Cosmo mineralization is amenable to good recoveries through the Union Reefs processing facility.

From late-2005, past operators carried out exploration and mineral resource definition drilling programs, which have led to the updating of several mineral resource models and optimized mine designs. These programs were mainly focused on prospects within the western and southern portions of the Burnside deposits, principally along the Howley and Brocks Creek-Zapopan Anticlines.

DURING 2009 TO 2012 CROCODILE GOLD MINED FROM THE OPEN PITS AT HOWLEY, MOTTRAMS, PRINCESS LOUISE, NORTH POINT, RISING TIDE DEPOSITS AS WELL AS OBTAINING ORE FROM THE BROCKS CREEK AND COSMO UNDERGROUND MINES. A TOTAL OF 7.63MT OF ORE HAS BEEN MINED SINCE PRODUCTION RECOMMENCED IN NOVEMBER 2009 UNTIL THE END OF DECEMBER 2016. THE OVERALL RECONCILIATION WITH THE MILL HAS PERFORMED WELL WITH GRADE CONTROL ESTIMATING A GRADE OF AROUND 2.08 G/T AU AND THE MILL AVERAGING AROUND 2.08 G/T AU (SEE Table 6-4).

During the past few years some additional material has been milled from historic stockpiles located around the Pine Creek region. A low-grade stockpile of around 80,000t was transported from Moline Mine area to the Union Reefs mill for processing in 2011 and 2012. It is estimated that the grade was around 0.8 g/t Au. Also in the period around 23,000t at 1.0 g/t Au was hauled from the Glencoe Deposit. This is included in the Milling and Mining Figures. A third stockpile from the Golden Dyke pit, which was rehabilitated during 2014, with around 58,000t of material at an average grade of around 0.92 g/t Au was also processed at the Union Reefs processing facility.

TABLE 6-3 SUMMARY OF HISTORIC OWNERSHIP OF COSMO HOWLEY MINING AREA

Period	Company
1975-1977	Dampier Mining
1977-1982	Homestake Gold Mining
1982-1984	Golden Dyke Joint Venture (Geopeko-Anaconda)
1984-1987	Regent-Southern Goldfields JV
1987-1995	Dominion Mining
1995-2003	Territory Goldfields NL
2003-2005	Burnside Joint Venture (Buffalo Creek Mines Pty Ltd and Territory Goldfields)
2005-2008	GBS Gold Australia
2008-2009	Receivership of GBS Gold
2009-2016	Crocodile Gold Australia/Newmarket Gold NT Operations

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December 2016	Northern Territory Operations

TABLE 6-4 RECONCILIATION FIGURES FOR CROCODILE GOLD/NEWMARKET GOLD MILLING - 2009-2016

	Milled			Mined
Year	Tonnes	Grade g/t Au	Ounces produced	Tonnes	Grade g/t Au	Ounces Reconciled
2009	29,000	1.71	1,200	186,000	1.56	9,300
2010	1,856,000	1.55	82,000	1,998,000	1.53	98,400
2011	1,885,000	1.21	68,000	1,871,000	1.18	71,200
2012	917,000	1.51	40,700	826,000	1.59	42,300
2013	719,000	3.55	74,100	741,000	3.63	86,500
2014	868,000	3.14	77,700	847,000	3.15	85,800
2015	725,000	2.99	63,300	727,000	3.00	70,100
2016	647,000	2.87	55,800	646,000	2.87	59,500
Total	7,647,000	2.08	462,900	7,841,000	2.08	523,110

6.1.1	BON’S RUSH

At the Bon’s Rush Deposit, Western Mining Corporation (W.M.C.), as part of their Mount Ringwood Joint Venture previously explored the area of the deposit in the late 1980’s. WMC undertook extensive regional exploration including an aeromagnetic survey, ground magnetic survey, rock chip sampling, stream sediment sampling, soil sampling, costeaning, RAB drilling, RC drilling, and diamond drilling programs. They identified numerous areas of anomalous gold mineralization, including the Bon’s Rush area.

In the late 1990’s to early 2000’s, Northern Gold explored the Bon’s Rush area as part of their Mt Paqualin Project, completing regional BLEG soil surveys, detailed regional geological mapping and a detailed aeromagnetic survey. Prospective targets generated from this initial work were followed up with infill LLFA soil sampling and/or RAB drilling, which resulted in the discovery of the Bon’s Rush Deposit.

Northern Gold completed at least 234 RAB holes (4,102.5m) at Bon’s Rush, which along with the soil sampling results identified five main target areas. Detailed 1:5000 geological mapping and a structural interpretation of the area accompanied this RAB drilling. Follow up of limited RC drilling (45 drill holes (3,372.1m) was completed on four of these targets and two diamond drill holes (150.3m) were completed on the Bon’s Rush Main Zone.

Western Mining Corporation as part of their regional exploration completed three RC holes over the Bon’s Rush South target (FSDC 57, 58 and 59).

6.2	UNION REEFS AREA

Gold was discovered by prospectors at Union Reefs in December 1873 and since then approximately 1,600 pits, shafts, adits and open cuts have been worked to a depth of approximately 60m. Chinese miners held most of the claims until 1894. Much of the gold recovered during this time was not recorded but data for the period 1884 to 1910 show production of 48,000oz of gold from 58,000t of mineralization for a recovered grade of 26 g/t Au (Hossfeld, 1936).

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December 2016	Northern Territory Operations

Very little work, other than small-scale mining and exploration was conducted over the next 50 years.

Drilling during the 1960’s, by the Bureau of Mineral Resources, identified a gold mineral resource at the Crosscourse Deposit. This was followed by further drilling in 1969 and 1970 at the Crosscourse and Lady Alice North Deposits. Between 1984 and 1988, 25 exploration holes were drilled at Ping Que and Crosscourse Deposits, which gave encouraging results and led to an historical resource estimate. In 1988, 68 percussion holes were drilled along the northern half of the Union and Lady Alice Lines of mineralization. No further work was carried out until 1991 when detailed soil sampling, geophysical surveying and percussion and diamond drilling was carried out within the Union Reefs leases. By 1994 a mineral resource had been defined at the Crosscourse and Union North Deposits that led to the completion of a detailed feasibility study, open cut mining and the construction of a 1.7Mtpa CIL processing plant.

In 1997, Union Reefs was expanded to process harder fresh rock and increase throughput to 2.5Mtpa and increased gold production from 87,000 to 120,000oz per annum. The expansion included adding two leach tanks and a tertiary crusher. Mine production was primarily from the Crosscourse, Union North, Prospect Claim, Lady Alice and Ping Que Deposits.

In 1998, exploration drilling to the north of the Crosscourse open pit identified shallow mineralization over a 1.2km strike length. As drilling continued in this area, several shallow and continuous zones of mineralization varying from 5 to 15m in width were defined over a 700m strike length at the Alta and Orinoco Deposits. A new mineralized zone, Dam A, was identified 400m northeast of the Union North Deposit and extended for more than 300m. In late 1998 and early 1999, head grades declined as mining progressed in lower grade areas on the eastern margins of the Crosscourse pit and at Union North Deposit.

By 2003, mining at the project was moving towards its final stages and was directed towards small, dispersed remnant mineral resources in proximity to the plant. Total gold production from the commencement of operations at Union Reefs in 1994 to June, 2003 was estimated by AngloGold to be 879,824oz.

GBS Gold’s Union Reefs Operations Centre was officially opened on November 10, 2006. Gold production commenced in late 2006 with mineralization being sourced from historical stockpiles, the Brocks Creek/Zapopan underground mine and the Rising Tide and Fountain Head open pit mines. The Fountain Head Mine has extracted mineralization from both the Fountain Head and the Tally Ho Lodes. Total production from the Union Reefs operations, until December 31, 2007 was 1,084,000t at an average head grade of 2.43 g/t Au producing 80,092oz Au. In 2008, total production was 1,660,496t at an average grade of 1.64 g/t Au to produce 87,538oz gold. For details on production by Newmarket Gold refer to section 6.1.

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December 2016	Northern Territory Operations

6.2.1	ESMERALDA DEPOSIT

In 1990-1991 Zones “A” and “B” were defined by Cyprus within EL6880 by a soil geochemical survey. Gold and arsenic were determined. Cyprus was earning equity from registered owners, Astron-Solpac, within the Esmeralda Joint Venture.

In 1991-1992 Cyprus Gold drilled 25 RC drill holes into the prospect (ERC0001-ERC0025). The holes were allocated to Zone “A” (ERC0001-ERC0010) and to Zone “B” (ERC0011-16). This drilling program was completed in two phases: a 16 hole/1,110m phase followed by a nine hole/740m program. The initial phase was targeted on soil and rock anomalies, the second phase providing selective down dip testing of phase one intersections. Phase two drilling was allocated to Zone “B” (ERC0017-ERC0019) and to Zone “A” (ERC0020-ERC0025). The best result from Zone “A” was 12m @ 3.03 g/t Au from 22m in ERC0002. The best result from Zone “B” was 13m @ 2.33 g/t Au from 37m in ERC0023.

In 1994 Billiton Australia reviewed the Cyprus data and drilled 15RC holes (EAP0001-0015) into Zone “A” for a total of 938m and a diamond tail of 21m on EAP0015 (renamed EAD0015).

In 1995 Acacia drilled 40 RC holes (ERC0041-0080) into Zone “A” and “B”, for a total of 2,573m. In August 1995, a manual mineral resource calculation was completed with the available data. Bulk densities of 2.52g/cm 3, weathered, and 2.74g/cm 3, fresh were used. This uncut geological mineral resource estimates using a 0.7 g/t Au lower cut-off gave a combined Inferred Mineral Resource of 879,000 tonnes @ 2.0 g/t Au.

In 1996 Acacia completed 27 RC holes for 1,794.5m and 4 diamond drill holes for 155.5m. Twenty three of the holes were drilled on Zone “A”.

In 1997 50 RC holes and one re-entry were completed for 4,495m. All holes were surveyed with Eastman single shot. At Zone “A” the deposit was tested to 100m vertical depth. A new lens 100m west of Zone “A” was discovered on four sections. Further drilling to extend the southern limits was unsuccessful. Also during the year a structural analysis of the deposits was commissioned, with a further eight costeans dug for 514m. An airborne radiometric/magnetic survey was completed by UTS. (50m line spacing, 60 degree orientation, 20m terrain clearance, 127km2 total area.) Aerial photography and digital terrain modeling were undertaken.

A Mineral Resource estimate was completed using all data. M&RT Consultancy defined an Inferred Mineral Resource of 1.26Mt @ 1.62 g/t AuNB1.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or the Company, as current Mineral Resources or Mineral Reserves, as the Authors have not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves. In additional an updated Mineral Resource estimate is included in Section 14.

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December 2016	Northern Territory Operations

6.2.2	PROSPECT DEPOSIT

In 2005 Bill Makar (Makar, 2005b), Chief Mine Geologist for AngloGold at Union Reefs wrote a report on the Prospect Deposit. A summation of his comments and findings follows:

  Prospect Deposit was originally mined in the late 1800’s, mainly by underground means but also a few shallow pits and gouges. It was recorded as one of the richest prospects in the Union Reefs Mining District.
  In the mid-1990’s. Prospect was mined as an open pit by Acacia /AngloGold in two stages.
  Initial stage was in 1997. The mining was strongly influenced by the old working, being largely a remnant mining exercise of the remaining low-grade mineralization and remaining pillars. The old workings continued below the 1207.5RL and were found to extent below the 1170RL final pit floor along the main ramp access.
  The second phase was the mining of the pit from the 1207.5RL to the final depth of 1150RL.
  Total mined by Acacia/ AngloGold was 443,886t @ 1.55 g/t Au for 22,090oz gold.
  Gold recoveries were in excess of 93% with nearly 50% recovered by gravity means.
  High-grade gold values are associated with intense quartz veining and stockworks within a near vertical shear zone. These quartz veins/stockworks pinch and swell from <1m up to 5-10m both along strike and down dip. The lode appears to plunge to the north.
  A preliminary underground mineral resource evaluation was carried out on the Main Lode to assess if it was a viable underground target. The Main Lode is the down dip extension of the main zone mined by the open pit. The maximum depth that the pit was mined down to was the 1150RL.
  A preliminary Mineral Resource of 103,000t @ 8.04 g/t Au (1) (applying a 45 g/t Au top-cut) was identified. The Mineral Resource extent is between 7160N to 7600N and from 1150RL to 1060RL. The Mineral Resource is relatively well drilled from below the mined pit to the 1120RL and poorly drilled to the 1050RL. It was open down dip.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of Mineral Resources and Mineral Reserves, may not comply with NI43-101 and is not considered by either the Authors or the Company, as current Mineral Resources or Mineral Reserves, as the Authors have not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Rreserves. In additional a Mineral Resource estimate is included in Section 14.

  Five addition lodes were identified by exploration or mining and were mined because of their proximity to the Main Lode. The grades were generally lower, discontinuous structurally, with strike extents between 30 and 220m.
  The base of weathering is approximately 1170RL; top of fresh was 1155RL. Majority of the mineralization mine was oxide with approximately 15m of transitional and 5m of fresh.
  In mining it was evident that the Main Lode was a continuous high-grade mineralized structure of approximately 450m strike length and down dip from surface to the base of the pit mined. Grade control results from the bottom benches indicate that the Main lode continues strongly down dip.

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Makar subsequently calculated a Mineral Resource for the Prospect Deposit. In summary:

  A database of all exploration and grade control drilling was created along the strike extent of the deposit. Cross-sections were interpreted of the mineralized zones along the strike at a lower cut- off of 0.5 g/t Au. Using the 0.5 g/t Au interpretation as a guide, cross-sections of underground lodes were interpreted at a 2.5 g/t Au lower cut-off. Using the 2.5 g/t Au interpretations the various lodes were identified with only the Main Lode being wire-framed.

  A block model of the Main Lode was generated with a block size of 470m Y (strike) x 40m X (width) x 210mZ (dip). The cell size used was 5m (Y) x 1m (X) x 2.5m (Z). Only the cells within the wire-frame were updated with gold values, using only assay values within the wire-frame. Four block models were generated using top-cuts of; 30 g/t Au, 45 g/t Au, 60 g/t Au and no top-cut. No dilution factors were applied.

TABLE 6-5 HISTORIC GRADE COMPARISON OF PROSPECT DEPOSIT MAIN LODE AT VARIOUS AU CUT- OFF GRADES (NB1)

cut-off g/t Au	Surface to 1150RL			1150RL to 1060RL
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
30	23,342	5.85	4,390	103,903	7.2	24,052
45	23,342	6.29	4,720	103,903	8.04	26,858
60	23,342	6.62	4,968	103,903	8.58	28,662
Un-cut	23,342	7.26	5,448	103,903	10.12	33,806

Notes for Table 6-5:

1.	Material above 1150RL mainly transitional and ozide;
2.	Material below 1150RL is all fresh SG of 2.7g/cm3;
3.	Average Oxide surface ~1170RL ; SG 2.5g/cm3;
4.	Transitional horizon between 1170RL to 1155RL; SG 2.6g/cm3; and
5.	Deepest Prospect pit was mined, was ~1151RL (bottom of Good-bye cut in the north pit)

NB: (1) The Mineral Resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of Mineral Resources and Mineral Reserves, may not comply with NI43-101 and is not considered by either the Authors or the Company, as current Mineral Resources or Mineral Reserves, as the Authors have not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves. In additional an updated Mineral Resource estimate is included in Section 14,.

Makar’s conclusions and recommendations included:

•	Sufficient tonnes and grade exist at Prospect to be considered as a small underground mineral resource;
•	It is open down-dip;
•	It is sufficiently drilled to be able to classify as a Mineral Resource;
•	The stability of the old underground workings indicates that narrow stopes and small -scale development working should hold up well;
-	It can be easily accessed and developed by underground means,

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-	Portal access is within 300m of the Union Reefs ROM pad,
-	Exploration drilling and open pit mining has identified additional lodes, which may be economical to mine by underground means.
•	Gold recoveries in processing should be good.

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7 GEOLOGICAL SETTING AND MINERALIZATION

The Precambrian rocks of the Northern Territory have been subdivided into two principal orogenic provinces: the North Australian Craton; and, the Central Australian Mobile Belt. Orogenic domains within the North Australian Craton include the Pine Creek Orogen, the Tanami region, the Murphy, Tennant and Arnhem Inliers and the Northern Arunta Province. These underwent extensive orogenic movements and regional metamorphism between 1870 and 1830ma (Barramundi Orogeny) followed by variably developed transitional tectonics and igneous activity from 1850ma to 1800ma (Ahmad, et al., 2009).

7.1	REGIONAL GEOLOGY

The Northern Territory Properties, including the Cosmo Mine and surrounding projects, fall within the Archaean to Paleoproterozoic Pine Creek Orogen (PCO), one of the major mineral provinces of Australia (Figure 7-1, Figure 7-2 and Figure 7-3). The PCO is a deformed and metamorphosed sedimentary basin up to 14km maximum thickness covering an area of approximately 66,000km2 and extending from the Katherine area in the south to Darwin in the north. It hosts significant mineral resources of gold, uranium and platinum group elements (PGEs), as well as substantial base metals, silver, iron and tin-tantalum mineralization.

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The PCO comprises a series of late Archaean granite-gneiss basement domes, which are overlain by a fluvial to marine sedimentary sequence. Several highly reactive rock units are included within this sedimentary sequence including carbonaceous shale, iron-stones, evaporite, carbonate and mafic to felsic volcanic units of the South Alligator and Finniss River Groups. This sequence has been subjected to regional greenschist facies metamorphism and multiphase deformation, which has resulted in the development of a northwest trending structural fabric. Subsequent widespread felsic volcanism and the intrusion of granitoids caused contact metamorphism, in aureoles between 500m and 2km wide that overprint the earlier regional metamorphism. After the granitoid intrusions an extensive array of northeast and northwest trending dolerite dykes intruded the metasedimentary sequence during regional extensional deformation.

Gold mineralization within the Pine Creek Orogen is preferentially developed within strata of the South Alligator Group and lower parts of the Finniss River Group along anticlines, strike-slip shear zones and duplex thrusts located in proximity to the Cullen Granite Batholith. Of particular stratigraphic importance are the Wildman Siltstone, the Koolpin Formation, Gerowie Tuff, Mount Bonnie Formation and the Burrell Creek Formation.

The Wildman Siltstone consists of medium to thinly bedded, to laminated fine grained pyritic carbonaceous sediments with minor sandstone and tuff beds, with an overall thickness of approximately 1,000m.

The Koolpin Formation consists of sulphidic and carbonaceous argillite, ferruginous chert, ironstone, silicified dolomites and phyllitic mudstones, which were deposited in a low energy environment. The contact between the Wildman Siltstone and the overlying Koolpin Formation is partially conformable and partially an angular unconformity. The Koolpin Formation varies in thickness from less than 300m to in excess of 1,000m, but its overall thickness is difficult to determine due to the presence of several intrusive sills of Zamu Dolerite, which vary from several meters to a few hundred meters in thickness.

The Mount Bonnie Formation is a transitional unit between the Koolpin and Burrell Creek Formations, comprising greywacke, carbonaceous siltstone, chert, tuff and ironstone and with a variable thickness between 150m and 400m.

The Burrell Creek Formation comprises a 1,500m thick sequence of turbiditic sediments including greywackes, siltstones and mudstones.

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Legend
Major Towns
Towns
Railway
Main Road
Mineral Occurences
Mesozoic-Cenozoic
Neoproterozoic-Palaeozoic
Palaeo-Mesoproterozoic Basins
Palaeo-Mesoproterozoic Orogens
Archean
DARWIN
JABIRU
NHULUNBUY
PINE CREEK
KATHERINE
BORROLOOLA
TENNANT CREEK
ALICE SPRINGS
YULARA
Money Shoal Basin
Arafura Basin
Carpentaria Basin
Arnhem Province
Pine Creek Orogen
Bonaparte Basin
Daly Basin
Fitzmaurice Basin
McArthur Basin
Victoria Basin
Wolfe Basin
Carpentaria Basin
Murphy Inlier
Ord Basin
Birrindudu Basin
Kalkarindji Province
South Nicholson Basin
TENNANT
Tomkinson Province
Lawn Hill Platform
TANAMI
Wiso Basin
Birrindudu Basin
Kalkarindji Province
Warramunga Province
REGION
REGION
Canning Basin
Georgina Basin
Davenport Province
Murraba Basin
ARUNTA
Aileron Province
Ngalia Basin
REGION
Irindina Province
Warumpi Province
Amadeus Basin
Pedirka Basin
Eromanga Basin
Eromanga Basin
Musgrave Province
0 100 200
Kilometres
Newmarket Gold
Geology Regions Northern Territory
16 February
GDA94

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The Gerowie Tuff (GTF) is up to 400m thick and consists of tuff, tuffaceous chert and tuffaceous siltstone, with subordinate amounts of laminated cherts and carbonaceous siltstones.

Numerous semi-conformable sills of pre-orogenic Zamu Dolerite intrude the Koolpin Formation and the Gerowie Tuff. The post mineralization Burnside Granite and Mount Goyder Syenite intrude the sedimentary sequence.

The Northern Territory Operations area lies in the central part of the Pine Creek Geosyncline. Proterozoic rock units in the Burnside area comprise the Mt Partridge Group of the South Alligator Group and the overlying Finniss River Group.

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7.2	COSMO MINE GEOLOGY

The Cosmo gold deposit occurs within strongly deformed, fine-grained, meta-sedimentary rocks of the Koolpin Formation, part of the Palaeoproterozoic South Alligator Group in the SW part of the Pine Creek Orogen. Strong evidence exists (Matthaei, et al., 1995a) from early veins and mineral assemblages that these metasediments were recrystallized at low amphibolite grade temperatures (550-620oC) by contact metamorphism related to the Cullen Batholith. It is likely that a shoulder of this batholith underlies the Cosmo and along strike the Howley Deposits, probably at a depth of <2km (Crawford, 2006).

The Koolpin Formation consists of interbedded siltstone, carbonaceous mudstone, banded ironstone, phyllite, dolomitic carbonate (typically recrystallized) and greywacke (locally nodular) intruded by dolerite sills (Alexander, et al., 1990). This mineralized sequence is thinly bedded, commonly laminated and hornfelsic. The carbonaceous mudstone, identified as the “Pmc” unit, is characterized by abundant (up to 70%) pyrite and pyrrhotite strataform bands that have been deformed and attenuated in an erratic ductile manner. This thick unit is extremely carbonaceous and along with the dolerite sills is used as a definitive stratigraphic marker (Carbon content tests for commercial viability were conducted upon Pmc samples in 2014. The majority of gold mined to date is within 30m below the contact of the Pmc unit).

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(Matthaei, et al., 1995b) showed that the sedimentary protolith most likely accumulated in a low-energy, inter-to supra-tidal environment, and showed convincingly that the ‘banded Fe formation’ rocks are not recrystallized from deep-sea floor, ferruginous hot spring deposits as had been previously reported, but represent metasomatic/hornfelsic products from the Fe-rich siliclastic sequence.

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7.2.1	FOLDING

These units have been folded and faulted by a series of regional structural events during the Paleoproterozoic Pine Creek Orogen. This period of deformation lead to the formation of the local Burnside intrusion and the Cosmo Anticline, which is the main mineralization control at the Cosmo Mine. The Cosmo Anticline is a kilometer-scale, tight, gently inclined fold that plunges between 50o to 75o northwards. The eastern fold limb is slightly overturned (east-verging). Numerous parasitic folds are present within the Cosmo Anticline, evident down to millimeter scale. Flexural slip and layer-parallel decoupling are apparent indicating significant local tectonic activation of bedding planes and contacts. The Cosmo Anticline and the smaller-scale folds, appear to be critical controls on localising gold mineralization. The various fold styles are illustrated in Figure 7-6. The host sequence has been folded and faulted during a series of regional structural events related to the Paleoproterozoic Pine Creek Orogeny. This period of orogenes has lead to the emplacement of the nearby Burnside intrusion and the Cosmo Anticline.

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Figure 7-7 shows:

(a)	Isoclinal folds of early silica-pyrite veins localized in the hangingwall of an open fold with a faulted-out short limb; late quartz- pyrite infill of irregular veins is also evident.
(b)	Open fold with bedding parallel pyrrhotite locally reoriented to define a penetrative axial planar fabric.
(c)	Disharmonic folds of bedding influenced by silica nodule; thinner layers show shorter fold wavelengths; carbonate-quartz veins crosscut bedding and folds.
(d)	Gentle to open folds of bedding in a parasitic fold hinge in siltstone; note sulfide remobilization into fold hinges (Beeson, et al., 2015).

Notes:

(a)	Sulfide remobilization in hinges and along limbs.
(b)	Closely to tightly folded siltstone with sulfide remobilization into hinges.
(c)	Parasitic folded chlorite-cordierite-garnet siltstone; note thickened fold hinges and thinned limbs (Beeson, et al., 2015).

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Fold style is significantly influenced by host rock, and varies from open to isoclinal with attenuation, boudinage and shearing commonly evident along the short limbs of asymmetric folds. The carbonaceous sulphidic mudstone unit shows the most variety in fold style and orientation. This relatively incompetent unit appears to have localized strain resulting in the formation of mostly close to isoclinal folds (elastic folds are also locally evident), many of which are noticeably non-cylindrical. Folds in the carbonaceous graphitic mudstone unit commonly form at wavelengths of meters to centimeters (Matthai, et al., 1995). By contrast, folding in the underlying nodular greywacke and siltstone units is typically developed at much broader wavelength (meter to decameter scale), although domains of tighter folding at centimeter-scale are evident locally, particularly in the vicinity of the gold-mineralized zone.

7.2.2	HOST ROCK TYPES

The host rock types and general mineralization style at Cosmo are very similar to those known for the large world-class Homestake gold mine in South Dakota, where banded iron formation sediments hosts gold mineralization adjacent to highly sulfide and carbonaceous bearing black shales, both of which are metamorphosed to low-amphibolite grades (Rye, et al., 1974) (Steadman, et al., 2016). (Matthai, et al., 1996) describe in detail the stratigraphy, geochemistry and depositional environment for the Koolpin Fm. at the Golden Dyke Deposit and Cosmo-Howley Mines. Like the Homestake Mine, the origins of gold mineralization remain inconclusive with models from deep-water exhalative (Nicholson, et al., 1990) and (Alexander, et al., 1990) or shallow water evaporative syngenetic (Matthai, et al., 1996) styles being proposed against the epigenetic granite derived fluid-mixing models.

Although other dolerite sills occur within the Koolpin Fm., four tholeiitic dolerite sills are found within the immediate mine region and other dolerite sills occur within the Koolpin Fm. Two approximately 20m spaced ‘outer’ dolerite units, generally 10-15m thick, have intruded highly carbonaceous and sulfidic mudstones of the Upper Koolpin sequence and are folded to envelope the underground and open pit mines. The best-exposed ‘Zamu Dolerite’ unit is found in the fold core to the Cosmo open pit (Figure 7-9) and has been often been mined exposed through in the underground decline development. It is commonly 40-50m thick, and best defined on the eastern limb of the major Cosmo-Howley Anticline. Found in the south end of the Phantom open pit (Figure 7-9) the ‘Phantom Dolerite’ unit is interpreted from RC drill data as being approximately 40-60m thick and folded plunging ~50o towards the NNW. Collectively all these sills are known as the Zamu Dolerite in academic literature and are generally conformable with the host sediments.

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The sedimentary package between the Zamu Dolerite and the outer dolerites includes the Cosmo Mine Sequence. The Zamu Dolerite appears to have intruded a carbonate-rich dolomitic unit (now recrystallized) resulting in a thin quartz-carbonate vein marking the outer boundary into the mineralized host siltstone (Keelback Zone is located in this stratigraphic package). The recrystallized dolomite unit averages approximately 7m true width and marks the inner contact of the Zamu Dolerite and the upper contact of the Lantern inner metasediment sequence (Middle Koolpin Formation).

The recrystallized dolomite contains siltstone beds, many with cherty interbeds up to 1cm in width that commonly exhibit incipient boudinage. The siltstone interbeds are similar in appearance to the siltstone sequence that hosts mineralization.

The section in Figure 7-10 is based on Hole CE1055011, collared in Zamu Dolerite (West) and terminated in the ‘Pmc’ Carbonaceous Mudstone Unit (“Cd” = Cordierite spotting).

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Adjacent to the carbonaceous mudstone (Pmc) unit is a 10-20m wide banded coarser siltstone / greywacke (“Pgt”) unit. Within the greywacke (Pgt) unit are irregular intervals containing metamorphosed interbedded chert nodules, which are termed nodular greywacke, coded as “Pgtb”. The nodular greywake (Pgtb) unit is the main host of gold mineralization in the Cosmo Deposit with over 85% of the contained gold ounces mined to date associated with this unit in one of at least 3 stratigraphic horizons. The Pgt/Pgtb units have the appearance of a greywacke and are logged as such. Petrographic studies (Crawford, 2006) (Mason, 2005) have indicated that these units are more likely to be a recrystallized narrowly-laminated carbonate and carbonaceous siltstone with regular compositional banding and diagenetic nodules exhibiting pseudo-boudinaged dog-bone shapes (Figure 7-12 (d)). Some of the finer mudstones are distinguished by the presence of 1-2mm chloritoid blebs and 1mm sericite-chlorite pseudomorphs after garnet.

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Figure 7-11 above highlights Iron Formation outcrops of mine sequence lithologies at Cosmo with photo of:

(a)	An outcrop of Iron Formation at Cosmo showing the bedded elogated form of chert beds and nodules, which can be traced discontinuously along strike for many 100’s of meters.
(b)	Typical Banded Ironstone from SW of Cosmo Mine showing the alternating silica and hematite beds (Photos taken from (Wilkinson, 1982)).

Figure 7-12 represents the various nodule forms from the Cosmo Mine, photo

(a)	Is an example of diagenetic pyrrhotite nodules from the Proterozoic un-deformed Nabarru Basin, Western Australia.
(b)	Pyrite rimmed silica nodules alligned with bedding of highly chlorite-silica-actinolite altered siltstone.
(c)	Sedimentary bed of unaltered silica nodules which are orthogonal to the bed which is sub-parallel to the weak foliation; CE840101.
(d)	Example of dog-bone necked silica bed and above lying nodules with highly silica-sulfide altered matrix; CE67518)

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Figure 7-13 Illustrates the common forms of Cosmo Mine Mineralization:

(a)	Pgt (Greywacke) unit containing quartz-carbonate-pyrite veins with ankerite-pyrite selvedges overprinted by chloritic shear vein associated with abundant euhedral arsenopyrite.
(b)	Pgtb (Nodular Greywacke) Unit containing silica nodules with euhedral arsenopyrite overgrowths after fine-grained pyrite localized along silica nodule margins.
(c)	Pmc Carbonaceous Mudstone Unit containing pyrrhotite and pyrite replacements oriented sub-parallel to bedding and within incipient fracture mesh.

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More coarse gold is recognized from larger massive quartz veins in the Sliver and Taipan portions of the existing mine than was previously identified for the 200-100 Lodes across the eastern FW mining areas.

Figure 7-15 Highlights examples of coarse gold in quartz veins from the Cosmo Mine, photos;

(a)	Is gold found aligned on axial cleavage which cross cuts the quartz-Chlorite-Pyrite vein at high angle (CE65004; 149.65m Taipan Lode),
(b)	Massive quartz-Carbonate vein with strong Chlorite+Arsenopyrite alteration against the vein margin showing gold associated with an isolated arsenopyrite occurrence (HOLE; 75.73m Sliver Lode),
(c)	8cm wide Quartz-Chlorite-Carbonate vein with strong arsenopyrite altered vein walls and visible gold (red circle, CE70003; 28.16m Redbelly Lode).

7.2.3	LANTERN DEPOSIT HOST STRATIGRAPHY

The Lantern Deposit host sequence encompasses all rocks between the Zamu and Phantom Dolerites and was previously referred to as the Inner Meta-sediment Sequence, or Middle Koolpin Formation. The main difference from the Cosmo Mine Sequence is the absence of any Pmc carbonaceous mudstone and an increase in carbonate (dolomite) facies metasedimentary rocks across the Lantern Host Sequence. To date only one diamond hole has intersected the Phantom Dolerite. Most holes drilled are from the eastern limb and as such the stratigraphy of this limb is relatively well understood.

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Based on the Lantern drilling the stratigraphy encountered (from top down) is;

Massive recrystallized dolomite; commonly chaotically folded at centimeter-scale and containing stylolitic textures (see Figure 7-16):

  Meta-siltstone, commonly laminated, but poorly mineralized;
  Narrow chlorite-iron formation, rare nodular greywacke and remnant carbonate of the Z1000/Dolomite contact horizon, which is commonly mineralized with high gold grades over short (single sample) intervals;
  Meta-siltstone with minor chlorite-iron formation and low, irregular gold grade;
  Carbonate interbedded with siltstone, mudstone, etc. (photo CW93513);
  Nodular greywacke and siltstone: host of the moderately-mineralized 700 lode (20-30m true thickness); and
  Well-foliated phyllite, (20-30m wide) with abundant sericite/chlorite poikiloblasts (pseudomorphs after cordierite).

Lantern host rocks comprise an intercalated and folded sequence of greywacke and siltstone with lesser mudstone, weakly carbonaceous mudstone (non-sulfidic) and dolomite/carbonate metasediments (Figure 7-17). Gold mineralization is associated with a prominent banded, dark green-colored alteration assemblage comprising chlorite-sericite-carbonate-pyrite (retrograde after an amphibolite-facies biotite-quartz-K-feldspar-hornblende-garnet-tourmaline assemblage).

A further geological difference exhibited by the Lantern host sequence is a range of breccia zones with textures consistent with either hydraulic fracture or primary sedimentary brecciation (i.e. pre-lithification brecciation). These are yet to be fully characterized and spatially modelled but one breccia type associated with carbonate infill and jigsaw fit fragments has been modelled as a sub-vertical structure adjacent to major NW fault. Most breccia zones don’t appear to be spatially associated with gold unless overprinted by later silica-chlorite-sulfide alteration or quartz-pyrite veining.

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Rare very narrow (<1m) mafic dikes seen in diamond core on the eastern side of the Cosmo-Howley Anticline are interpreted as sub-vertical units invading axial cleavage within the axial zones of parasitic folds. Previous pit mapping has identified narrow dioritic dykes and work is underway to ascertain the whole rock composition of these dikes.

Figure 7-18 shows typical banded iron formation (chlorite-silica-actinolite) associated with Lantern gold mineralization about the 700 Lode horizon. Arsenopyrite bands can be common but irregularly distributed through this unit (cw93513 128.3m) .

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Figure 7-19 Shows a range of alteration types from the 700 Lode within the Lantern mineralization. Coarse arsenopyrite bands are mixed amongst variable chlorite+garnet+carbonate+actinolite alteration with splashy to bedded pyrite stringers (cw93513, ~126.m, Au=0.32ppm, 2.96ppm & 4.33ppm) .

Figure 7-20 shows a folded garnet-chlorite altered contact and quartz-pyrite boudinaged vein with sericite+chlorite selvage. CW101012 visible coarse gold cluster at ~160m down hole – Lantern Project drill hole.

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Figure 7-21 represents a range of breccia types in the Lantern Deposit host sequence;

(a)	Gold-barren angular siltstone clast breccia with carbonate+silica matrix fill showing a spectrum of red hematite / Fe- hydroxyoxide altered clasts (CW101003 Au <0.1 g/t),
(b)	Rounded & dislocated silica bed breccia with relatively homogenous chlorite altered matrix (CW101012, Au = 0.19ppm).

7.2.4	FAULTS

A series of crosscutting faults displace the host sequences, with several of these faults forming key domain boundaries, and influencing the location of high-grade lodes. The F1 Fault is a significant structure which crosscuts the entire Cosmo mineralized body in a broadly east-west direction. Re-assessment of pit maps and exposures during 2016 suggests that the F1 Fault is a curvi-planar structure, which crosscuts or is contemporaneous with the F2 Fault, which strikes approximately north-south and dips steeply to the west.

The F2 Fault is another significant structure, known only from drilling data and historical pit mapping. It is evident within the carbonaceous sulphidic mudstone sequence located along the Western Limb of the Cosmo Anticline. It has a north to locally north-northeast trending orientation, and is interpreted to generate a number of northeast-migrating splays in the Western Lodes area that flatten slightly at shallower levels.

This later aspect may suggest that the F2 Fault becomes similar to the F1 Fault in orientation with depth and distance to the north, away from the present mine development. The Phantom Fault as mapped by (Matthaei, et al., 1995b) is presently interpreted to comprise at least three fault segments, each with differing orientation, with the middle, more E-W oriented fault segment labeled on maps as “Phantom Thrust” that is interpreted as a footwall portion or proximal footwall splay off the F1 Fault. The N-S orientated western segment is a parallel, yet slightly gentler-dipping (50-60o) fault segment relative to the F2 Fault, and can be found continuing northwards into the western arm of the Cosmo open pit.

The F1 Fault is an oblique-slip, planar thrust zone that shows up to 100m of vertical displacement (Smith, et al., 2014). This fault separates the Cosmo Eastern Lode mineralization into hangingwall and footwall domains and appears to have a significant impact on the distribution and tenor of gold mineralization along the Eastern Limb of the Cosmo Anticline. Other crosscutting faults also play a significant role in localizing gold mineralization.

The F10 splay fault has been shown to have a very close spatial association with ore grade gold mineralization in the Eastern Lode System (Miller, 2014). This fault reflects tectonic activation of the F10

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marker unit, resulting in gross decoupling of its hangingwall and generating a series of tight to isoclinal folds and fault-bound slivers of the nodular greywacke host unit towards the hinge of the Cosmo Anticline. Ore grade gold mineralization is located in the hinges of the decoupled folded host sequence as well as within planar segments of the host sequence preserved in proximity to the F10 splay fault. Miller also proposes a key control on high-grade gold mineralization imparted by steeply-dipping northwest-trending faults that crosscut the Eastern Lode System (Miller, 2014).

The current interpretation is that the F9 Fault is likely to pre-date the F1 Fault, as the F9 Fault isn’t observed in the hangingwall of the F1 Fault. Displacement could be anywhere from a few meters to ~40m+, similar to the F9 Fault.

In the Phantom Pit a newly interpreted NW trending fault, re-named the F3 Fault, is seen from mapping and drill core data. This sub-vertical fault is postulated to have similar displacement as the F9 Fault and possibly the same positive influence on gold mineralization in adjacent rocks (i.e. is interpreted to be a correlative of the F9 Fault).

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Figure 7-23 displays major faults relative to mine development and mineralization. It also shows NW trending crosscutting faults – F9, F8 and the newly interpreted F3 in the Lantern mineralization.

7.2.5	METAMORPHISM & ALTERATION

The metasedimentary sequences at Cosmo Mine have been metamorphosed up to amphibolite facies with abundant garnet and cordierite spotting and hornblende, biotite, K-feldspar and quartz found throughout the mine sequence. A variety of retrograde mineral assemblages are observed; preserved compositional banding reflect is original sedimentary bedding. Apart from the preserved compositional bands, all other components of the protoliths were completely recrystallized to fine to medium grained, and locally porphyroblastic, metamorphic assemblages.

Gold mineralization is associated with silicification, chlorite, biotite, carbonate and pyrite and arsenopyrite. Trace chalcopyrite, sphalerite and galena are found in the mine although base-metal sulfides are not strongly associated with gold distribution.

Carbonaceous mudstone and siltstones interbedded with formerly carbonate-bearing mudstone form a chemically reactive host sequence (Matthai, et al., 1996). As the Lantern Deposit is drilled and assessed underground it is expected that additional studies of the structure, host lithology and alteration will be advanced significantly as understanding of genetic controls on gold mineralization throughout this emerging regional-scale gold camp.

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7.2.6	COSMO MINE MINERALIZATION

The Cosmo Mine mineralization lies within a marine siltstone package located between the Inner Zamu

Dolerite sill and a +30m thick pyritic carbonaceous mudstone unit identified as the “Pmc” unit. Siltstones, near the Pmc contact often contain boudinaged chert lenses. These cherts are recrystallized to resemble the sucrosic texture of quartzite. The unit intercalates with massive and banded siltstones. The width of the gold hosting siltstones is 30 to 50m in the footwall of the F1 Fault and from several meters to 50+ meters in the hangingwall due to variably developed folding.

Seven main lodes have been delineated in the Footwall Lodes and three in the Hangingwall Lodes in relation to the F1 Fault. These are the 100 Lode, 200 Lode, 300 Lode, 400 Lode, Redbelly Lode, Taipan Lode and Keelback Lodes in the footwall of the Eastern Limb, with the 500 Lode, 600 Lode, and 101 Lode (termed Sliver Lode) in the hangingwall. Generally, the 100-400 Lode mineralization is remarkably planar in the footwall of the F1 Fault along the long Eastern Limb of the fold. However, lodes such as the Sliver, Redbelly, Keelback and Taipan Lodes across the main Cosmo-Howley Anticline axis are more structurally complex due to parasitic folding, which may be isoclinal, causing localized thickening and shortening. Each lode is correlated by grade within its stratigraphic position in the ore bearing siltstones.

Footwall Lodes (Eastern Lodes)

100 Lode – This lode is constrained between the contact of the Graphitic Mudstone (Pmc) and the F10 unit, which is highly sheared on the footwall side of the F1 Fault. The thickness of the 100 Lode ranges between 5m up to 8m true width. The 100 Lode contains, near its center, a thin internal Graphitic Mudstone unit approximately 10-30cm thick, which is often un-mineralized. Grades are easily correlateable in plan and section. The 100 Lode mineralization can be traced with confidence, with the current drilling, down to the 480mRL, giving the mineralization a vertical extent of 670m. In the footwall the 100, 200, 300 and 400 Lodes are split and offset by a northwest/southeast dextral fault called the F9 Fault. The displacement along this fault is strike slip movement with approximately a 20-30m offset.

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200 Lode – This is the first mineralization that occurs west of the F10 faulted unit. Grades are usually more erratic and lower grade than in the 100 Lode, but it is still clearly correlateable through changes in lithology. The thickness of the 200 Lode ranges between 5m and up to 10m true width.

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300 Lode – This is the next lode to the west of the 200 Lode. This lode is usually low grade with variable and indistinct grade contacts although at depth and in the southern extent of this lode grades have been demonstrated to improve. The mineralization appears to correlate with coarser grained recrystallized siltstone units and is parallel to the bedding. The thickness of the 300 Lode ranges between 1m up to 3m true width.

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400 Lode – This is the inner-most lode. It is located close to the dolerite and is consistently low grade and like the 300 Lode it has indistinct grade boundaries. The thickness of the 400 Lode is very similar to the 300 Lode with ranges between 1m up to 3m true width.

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Redbelly Lode – Located immediately below the F1 Fault, the Redbelly Lode was initially identified as a disconnected, high-grade zone by drill results obtained from drilling the Eastern Footwall Lodes at depth. However, after the completion of several holes targeting the Sliver Lode from the 640 Drill Drive, the newly discovered Redbelly Lode was highlighted as having significant potential for future mining. Due to the proximity of the Redbelly Lode, whose uppermost most part was located only 25m from existing underground development, drilling completed in mid-2016 resulted in the delineation of mining areas with ore extracted in late 2016.

Taipan Lode – As with the Redbelly Lode, the discovery of the Taipan Lode was identified through drilling that was targeting the Sliver Lode from the 640 Drill Drive. Drilling to date indicates that the Taipan mineralization is high-grade and of widths amenable for underground mining. The northern extension of this lode is approximately 20m from the planned Sliver access development. Additional drilling is required into this newly discovered lode ahead of resource modelling before it can be included in near-term mine planning.

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Keelback Lode – This newly discovered lode sits between the Taipan Lode and Zamu Dolerite, and was identified through drilling lower extents of the Sliver and Taipan Lodes. The Keelback Lode is constrained up dip and to the east by the F1 Fault, and is open at depth. The extents of this lode have been tested to some degree in 2016 by drilling and development at 630mRL, where it has been shown to be of a grade and width similar to the Taipan Lode.

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FIGURE 7-31 COSMO MINERALIZATION – LONGITUDINAL SECTION OF BLOCK MODEL >2 G/T AU. ALL KEELBACK LODE

Western Lodes

Following a review of past drilling in context of new geological knowledge gained from underground mining and drilling in 2014 it was proposed to test the western Cosmo Anticline limb near significant mineralization in surface hole CP003W1. Gold mineralization in that hole was close to the Pmc – greywacke contact, analogous to areas being mined on the Eastern Lodes.

Drilling in 2015 of the Western Lodes focused on the prospective NW shoulder to the Cosmo Anticline and generated further significant gold intersections (see (Miller, 2014) and Section 9). Although this mineralization is hosted in very similar host rocks and stratigraphic location the results did not support a structural style such as the very linear zones within the Eastern Lodes.

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Late in the year structural studies were conducted, which suggested the Western Lode mineralization occurs as a series of high-grade shoots, which plunge moderately north, approximately parallel to the Zamu Dolerite contact. Millar (Miller, 2015), however, appreciated that the Western Lodes may be a westerly continuation of the Hinge Zone. This area remains to be drill tested in 2016.

Hangingwall Lodes:

500 Lode – This is actually a continuation of the 100 Lode as it wraps around the fold hinge becoming part of the Western Lodes. Like the 100 Lode it occurs nearest to the Graphitic Mudstone and is bounded by the F10 mudstone unit.

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600 Lode – This is actually the 200 Lode and it is interpreted to wrap around the fold hinge and become part of the Western Lodes mineralization.

On the western limb of the Hinge Zone in the hangingwall, the 500 Lode and 600 Lode are offset by the F9 Fault with displacement of approximately 15-20m. Collectively the 500 and 600 Lodes are referred to as part of the “Hinge Zone”.

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101 Lode – Termed the “Sliver”, this lode is a subsidiary fold on the eastern hangingwall limb of the fold. The lower extents of this mineralization were drilled to a scoping level in 2015 and have become a high priority for Mineral Resource definition and exploration in 2016.

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December 2016	Northern Territory Operations

Lantern Lodes

Mineralization at Lantern, by contrast, is hosted in similar fine grained siltstones and lesser silica nodular greywacke, but is without major carbonaeous sulfidic mudstones and holds a significantly higher carbonate / dolomite content. High in the Lantern mineralization sequence are extensive Fe-oxides seen as red, late, overprint found through the host rocks. High, single vein gold grades (up to 170 g/t Au) are found in Lantern as a substantially higher amount of coarse visible gold is present in quart-chlorite-pyrite veins, which often crosscut the folded strata at high angles or parallel to axial cleavages for the parasitic folds.

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Figure 7-37 Illustrates the geological interpretation cross section for the Lantern Deposit - and Cosmo Mine Sequences, demonstrating the relative location of the two main dolerite sills and stratigraphic units and mineralized gold lodes.

7.3	UNION REEFS GEOLOGY AND MINERALIZATION

The Union Reefs deposits occur along the northwest striking Pine Creek Shear Zone about 15km north along strike from Pine Creek and like these deposits is closely flanked to both the east and west by the Cullen Batholith. The area contains numerous historical workings developed over an area 3.5km in length, 400m in width and to a vertical depth of 300m. The Union Reefs mill, where all the Company’s mineralization is processed, is located here and during mining from 1995-2003 a total of 202Mt of mineralization from the Union Reef deposits at an average grade of 1.47 g/t Au were estimated to be have been processed (Ahmad, et al., 2009).

These workings follow the NW trend of the Pine Creek Shear Zone and are located on two smaller sub parallel NW trends within tightly folded inter-bedded metamorphosed greywackes and shales of the Burrell Creek Fm. Folds are tight, upright, recumbent and asymmetrical due to several folding events. The eastern trend is known as the ‘Lady Alice Line’ and the western trend is the ‘Union Line’ (Figure 7-39).

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The Lady Alice Line mineralization occurs in a sub vertical shears on the western limb of the large Lady Alice anticline and is parallel to the axial plane; deposits include Millars, Ping Que, Lady Alice and Lady Alice North.

The Union Line is a steeply east dipping shear on which the Union South, Union Central, Prospect and Union North Deposits are located. The Crosscourse Deposit is the largest known deposit within the Union Reefs area and occurs where the two trends are proximal to each other. A crosscutting mineralization zone spans the shorter distance between the two structures and is interpreted to be a shear jog dilatational system later exploited by mineralizing fluids (Hellsten, et al., 2001).

The position of the pits along strike is believed to correlate with a series of crests along the anticlinal trace, which occurred during horizontal NNW-SSE shortening. The biggest of these being at Crosscourse; this is supported by changes in plunge of the axial trace observed by Hewson (Hewson, 1997).

From (Karpeta, 2011)

Gold mineralization at Union Reefs and other gold mines in the area occurs in four end member styles, summarized as follows;

1.	Lode style veins: up to 4m thick, discontinuous, with variable but locally high gold grades. Lode style veins are pod- shaped and occur in highly sheared, dominantly shale host rocks.

2.

Stockwork vein systems: complex en echelon vein swarms largely restricted to greywacke-dominated horizons. Tend to form around fault & shear zone intersections, bedding/joint intersections, and anticlinal hinges. Typically of moderate gold grade.

3.	Sheeted vein systems: sub-parallel, laminated crack-fill vein sets that tend to occur in thinly inter-bedded greywacke- shale sequences. Typically of low gold grade.

4.

Saddle reef association (not seen at Union Reefs): in some deposits, gold is associated with the margins of folded quartz veins in plunging anticlinal hinges (“saddle reefs”). Studies have shown that the quartz reefs themselves are barren and pre-date gold mineralization, but their fractured and sheared margins have served as traps for gold mineralization during subsequent deformation and hydrothermal activity. Typically moderate to high grade with short strike length, and may have significant plunge extent.

Mineralization at Union Reefs is predominantly of the stockwork and sheeted-vein type, with lode-style veins comprising a lesser proportion of the deposits. Photos and descriptions of the Crosscourse E-Lens suggest that it is composed mainly of stockwork-type veining in a greywacke host and that elevated gold grades within the mineralization shoot occur due to the overlap of multiple generations of gold-bearing veins. The steeply plunging aspect of the E-Lens suggests that mineralization shoot location and morphology is strongly controlled by structural intersections.

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Technical Report	Kirkland Lake Gold Ltd.
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Consulting geologist, Paul Karpeta (Karpeta, 2011) was retained by Crocodile Gold to study the Union Reefs geology and structures. His comments, which the Authors have reviewed and agree with, are as follows:

The deposits occur along a major NNW-SSE striking shear zone, the Pine Creek Shear Zone and are largely hosted by the Burrell Creek Formation slates and greywackes.

Bedding (S0) in the Union Reefs area is unimodal and subvertical averaging 87° to 255°, though way-up structures indicate the presence of tight, upright, isoclinal folds. Bedding strike varies along the Pine Creek Shear from 350° in Union North through 355° at Lady Alice and 335° at Crosscourse to 352° in Union South indicating a 20° swing in strike to the east at Crosscourse Pit corresponding to the swing in shear direction.

Foliation (S1) in the Union Reefs area generally dips 80° to 270° and appears to be axial planar to the isoclinal folding (F1). Shallow plunging minor fold axial planes dip 80° to 280° and represent folds parasitic to the major 1st order folding. The plunge of these shallowly plunging folds varies between 33° to 114° at Lady Alice through 18° to 325° at Crosscourse to 15° to 145° at Union South indicating reversals in plunge from north to south related to cross folding.

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Steeply plunging minor fold axial planes also dip 80° to the west but have plunges varying between 85° to 354° at Union North and Lady Alice through vertical (90°) at Crosscourse back to 85° to 353° at Union South.

These steeply plunging minor folds (F3) appear to be later than the shallow plunging folds (F2) occurring in shear zones with a sinistral sense of movement.

At least two sets of bedding plane parallel lineations have been observed in the Union Reefs area, an earlier steeply plunging set (L1) and a later shallowly plunging set (L2). The earlier set is probably related to bedding plane movement during F1 flexural slip isoclinal folding. Plunge of L1 varies from 80° to 340° at Union North through 84° to 346° at Lady Alice and 80° to 142° at Crosscourse to 82° to 332° at Union South, again indicating a change in plunge along the Pine Creek Shear. The later shallowly plunging lineations (L2) appear to be related to the sinistral shearing event and plunge again shows a north-to-south variation. At Union North they plunge 7° to 170°, at Lady Alice 9° to 160° whereas at Crosscourse this changes to 15° to 330° reverting to 10° to 150° at Union Reefs South. Total quartz vein orientation data for Union Reefs shows an overwhelming sub-vertical north-south striking population, which may represent bedding plane and shear zone parallel veins.

The bedding plane parallel veins (QV1) are usually boudinaged parallel to the fold axes by bedding-plane movement associated with the flexural slip folding. The shallow plunges of these boudins show a north-to-south variation plunging 15° to 155° at Union North, at Lady Alice, 7° to 345°, at Crosscourse, 10° to 334° and 8° to 160° at Union South. The later shear zone parallel veins (QV2) plunge steeply varying between 80° to 340° at Union North through 85° to 345° at Lady Alice and 80° to 140° at Crosscourse to 80° to 335° at Union

South. These variations in plunge of various structures are attributed to low amplitude E-W striking cross folding. Late north-south striking, E-over-W and W-over-E brittle thrusts are also recognized dipping 30° to 245°, flat and 45° to 070°.

The structural evolution of the Union Reefs area involved initially horizontal E-W compression (D1) and the formation of tight, upright, N-S striking, isoclinal flexural slip folding (F1) accompanied by bedding plane slip and boudinaged bedding plane parallel quartz veins (QV1). This folding would have been buttressed against the Pine Creek Fault Zone, which was originally a normal fault.

The Zamu dolerite sills were also folded by D1. Subsequently the horizontal compression direction rotated clockwise to NW-SE producing a sinistral shear couple on the Pine Creek Fault, which then became reactivated as a sinistral shear zone (D2). Subordinate sinistral shears formed on optimally oriented bedding planes either side of the main shear. However, it appears that at the aptly named Crosscourse Pit, the Pine Creek Fault has a left-hand extensional stepover, which forms an area of dilation. Vertically plunging quartz veins were formed on the hinges of sinistral shear folds within these shear zones (QV2). The horizontal compression direction then rotated clockwise to approximately north-south (D3), producing E-W striking, open (30° interlimb angle), long wavelength (~1,000m) folds (F3), which tilted previously formed lineations, boudins and mineralization bodies to the north or south depending on which limb of the fold they were on. Subsequently the Pine Creek Shear Zone appears to have been reactivated as a dextral shear though this was not directly observed in the field (D4) but has been documented elsewhere. The last deformation event was the conjugate, E-over-W and W-over-E, brittle thrusting (D5) possibly a result of horizontal E-W compression.

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Gold mineralization at Union Reefs appears to be related to the two major sets of quartz veins and lodes (QV1 & QV2). The first set comprises bedding plane parallel veins having a shallow plunge parallel to the F1 upright fold hinges and produced by bedding plane movement on the hinges of these flexural slip folds. Gold mineralized quartz veins are associated with folding and are probably therefore similar to the saddle reefs reported worldwide from slate belts. The second set is found on the D2 sinistral shear zones but plunging steeply down them. Since the D2 shears are usually bedding plane parallel, both sets of veins are effectively bedding-plane parallel.

The intensity of gold mineralization appears to be highest in the Crosscourse Pit, where the Pine Creek Shear Zone undergoes a left handed extensional stepover. Such an extensional stepover would produce an area of better permeability to allow the migration of mineralizing fluids and is therefore similar to the model proposed for shear zone hosted gold deposits.

The turbiditic Burrell Creek Formation of Union Reefs has thick, more competent beds of greywacke in mudstones producing a series of large amplitude, long wavelength folds. These folds would have been initiated against a normal fault and propagated backwards (westwards). Therefore at Union Reefs the first and biggest fold to form would have been immediately to the west of the Pine Creek Fault (the Lady Alice Anticline). Subsequent rotation of the compression direction to NW-SE would result in a sinistral shear fault reactivation

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of both the Howley Structure and the Pine Creek Fault, and thrusting/folding in the Rising Tide and Hayes Creek Faults.

7.3.1	PROSPECT DEPOSIT GEOLOGY AND MINERALIZATION

The Burrell Creek Formation hosts the Prospect Deposit, consisting of a mixed sequence of mudstones, siltstones and greywacke units. The main lithology intersected in drilling was greywacke interspersed with thinner laterally continuous siltstone and mudstone beds and minor thin discontinuous conglomerate. Graded bedding and flame structures indicate that the sedimentary sequence within the deposit youngs to the west. Bedding is vertical to steeply westerly dipping indicating that the area lies on the west limb of the Lady Alice Anticline. Very minor parasitic folds of limited extent were recognized in the area.

The area underwent regional metamorphism during early Proterozoic orgenisis, which reached sub-greenschist to greenschist facies. There was very little evidence for contact metamorphism observed, although, when evident, consisted of cordierite(?) and andalusite(?) porphyroblast growth/spotting within the siltstone horizons.

Three sub-vertical mineralized lodes, sub-parallel to foliation have been traced across the deposit.

Based on the variable distribution of vein measurements, and given previous studies at Union Reefs/Crosscourse (eg, Newton et al 1998; Hellsten et al 2001) have found that “discordant” or sheeted veins are the most abundant gold-bearing veins, it is likely that these veins also control the main gold lodes at Prospect.

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Regardless, these sheeted or discordant veins are enveloped within NNW-trending, steeply-dipping structures (eg, 400 lode, as defined by drilling) and these “envelopes” will most likely control the distribution and continuation of gold-bearing structures along strike and at depth

Generalized characteristics of these mineralized lodes are as follows:

  Mineralized zones always contain an envelope of disseminated arsenopyrite, which is variable in quantity;
  Strongly mineralized sections contain a massive quartz vein with visible gold. The vein contains variable amounts of galena, sphalerite and some short sections of massive arsenopyrite;
  Mineralized zones consist of a stockwork, flooding and/or massive quartz veins with disseminated arsenopyrite associated, with the zone of quartz enrichment extending beyond the mineralized section. The zone of strong vein type mineralization is located indiscriminately within the section of quartz enrichment – stockwork;
  The gold mineralized zone is occasionally associated with variable degrees of intensity but generally weak sericite alteration; and
  Along strike the mineralized zone varied from a stockwork of quartz veins and veinlets to massive quartz. The massive quartz vein is probably continuous but pinches and swells along strike and up and down dip.
7.3.2	CROSSCOURSE DEPOSIT GEOLOGY AND MINERALIZATION

Jaques Stacy (Stacy, 2011) a consulting geologist with Taiga Consulting was contracted to reconstruct the Crosscourse Deposit using an extensive drill database, which included AngloGold’s entire grade control drilling data set. His extensive comments on the Union Reefs area and more specifically the Crosscourse Deposit, which the Authors have reviewed and agree with, are as follows:

Mineralization in the Union Reefs area is confined to a 300m-wide section of the Pine Creek Shear Zone (PCSZ), a 300km-long, NNW- trending regional shear with an overall sinistral sense of displacement. Gold occurrences in the region are broadly classified as “Orogenic-type” deposits and occur in a wide variety of lithological and structural settings. In the Pine Creek/Union Reefs area, the PCSZ is located in a narrow embayment of sedimentary rocks sandwiched between two lobes of the Cullen Igneous Complex (CIC). Field evidence suggests that the PCSZ was active before, during, and after intrusion of the CIC. Many gold deposits in the area, such as Cosmo Howley and Enterprise, are intimately associated with fold axes in their sedimentary host rocks. Union Reefs is one of the few deposits, which does not display an obvious fold association, and mineralization is instead hosted by faults and shear zones oriented sub-parallel to bedding.

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Mineralization at Union Reefs seems to have been predominantly of the stockwork and sheeted-vein type, with lode-style veins comprising a lesser proportion of the deposit. Photos and descriptions of the E-Lens itself suggest that it is composed mainly of stockwork-type veining in a greywacke host and that elevated gold grades within the ore shoot occur due to the overlap of multiple generations of gold-bearing veins. The steeply plunging aspect of the E-Lens suggests that ore shoot location and morphology is strongly controlled by structural intersections.

Geological mapping at the mine site has identified three sets of steeply dipping shears, oriented 010°, 330°, and 355°, which both crosscut and run sub-parallel to NNW-trending bedding. When plotted on a stereonet, the intersection lineation established by the confluence of these structures plunges north to NNW at angles of 50-60°, depending on the dip of the intersecting structures. This is consistent with the observed orientation of the E-Lens ore shoot, suggesting that the intersection of structures was the primary controlling factor in the formation of this mineralized zone.

The planar distribution of the East and West lodes suggests that fault zones host them, but controls on the morphology of the E-Lens lode are not well understood. One possibility is that the E-Lens is hosted by a NW(?)-trending “transfer fault” that links the structures hosting the East and West lodes. This type of structural host may explain the narrow, plunging, pipe-like distribution of the E-Lens, and may have implications for future exploration in the Union Reefs area. If high-grade ore shoots are controlled by transfer faults between major

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shears, then these structures become high-priority exploration targets, especially if they are located proximal to known mineralized trends within the environment of the regional Pine Creek shear zone.

A block model (above) illustrates the principle of a transverse fault. The combination of dip slip and strike slip movement opens up near vertical, pipe-shaped open spaces. In consideration of the fact that gold mineralizing system needs to access and permeate host rock this provides a possible explanation for the distribution of the E-Lens shape mineralization. The higher gold grades will deposit in the spaces with the most dilation while lower grades will form where mineralizing fluids permeate the surrounding less permeable host rock. In real life large voids or open spaces do not stay open like in the cartoon above but the effect on permeability will be the same as if they were open.

The pipe-like morphology of the E-Lens becomes sharply evident at a cut-off grade of 1.65 g/t Au at which point the widely distributed, diffuse low-grade planar mineralization becomes focused into the main mass of the E-Lens. The transition from diffuse to focused mineralization is abrupt, occurring at cut-off grades between 1.63 g/t and 1.65 g/t Au.

Mineralization in the upper E-Lens remains as a contiguous pipe up to cut-off grades of 3.0 g/t Au. With each successive increase in cut-off grade, the volume of mineralized material retreats toward the center of the E-Lens. This reflects a significant grade zonation, with the central core of the mineralization shoot containing the highest grade material. The cause of this zonation is unclear, but may be related to the intersection of fault structures in the core of the E-Lens. There is a gap in the 3.0 g/t Au grade shell between the 1,025 and 975m levels of the Crosscourse pit but high-grade material reappears beneath this level and seems to continue below the pit floor as the lower extension of the E-Lens. The discontinuous nature of the 3.0 g/t Au grade shell may reflect a propensity for pod-shaped to cigar-shaped mineralization shoots in the Union Reefs system. If this is the case, then the lower extension of the E-Lens may represent the upper portion of a second high-grade mineralization “pod” underlying the mined-out segment of the E-Lens within the pit. Before mining, the upper 3.0 g/t Au pod had a plunge extent of about 250m, and similar dimensions are expected to be encountered in the lower section. Currently, the lower extension of the E-Lens is defined over a plunge extent of ca. 170m but more drilling is needed to determine in detail the true extent of the zone.

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7.3.3	ESMERALDA DEPOSIT GEOLOGY AND MINERALIZATION

The Esmeralda Deposit has three main areas of gold mineralization, Esmeralda A, B and C, together with a single known base metal occurrence, Caroline.

The local geology of the Esmeralda and Caroline areas comprises an NNW-striking tightly folded inlier of Mount Bonnie Formation slates, greywackes and cherts, conformably overlain to the west by the younger Burrell Creek slates that host the Union Reefs Mines and to the east by the Allamber Springs lobe of the Cullen Batholith (Figure 7-41).

Gold mineralization was detected in four areas, the already drilled Esmeralda A and B areas, an area of shearing south of Caroline (Esmeralda C), indicated by geochemical anomalies and rock chip samples and an area to the NW of Esmeralda A and the NE of Esmeralda B (here termed Esmeralda D).

Esmeralda A: The gold mineralization at Esmeralda A occurs in a series of NNW-SSE striking, bedding plane parallel quartz-tourmaline veins associated with pyrite-sericite alteration in a sequence of alternating slates and greywackes. These veins are thought to have formed during an episode of dextral strike-slip movement between a series of right-lateral step-overs. However, evidence of sinistral movement was also seen on these faults and the mineralization could instead have been formed during left-lateral movement similar to Esmeralda B. The extent of this gold mineralized vein system is governed by a WNW-ESE striking cross fault to the north and the hornfelsed aureole of the Allamber Granite to the south.

Esmeralda B: The gold mineralization at Esmeralda B occurs in a series of NNW-SSE striking, bedding-plane parallel quartz veins in an alternating slate-greywacke sequence. Gold mineralization also occurs in NE-SW striking sinistral cross fractures and in the culminations of parasitic folds as pyrite-sericite alteration. Little or no tourmaline appears to be present. This mineralization appears to have formed during an episode of sinistral strike-slip movement between a series of left-lateral step-overs (Figure 9-34). The extent of this mineralization appears to be cut off to the north by the same WNW-ESE striking cross fault as Esmeralda A. The southern end of Esmeralda B is not constrained but disappears under a cover of siliceous rubble towards Caroline Hill.

Esmeralda C: The gold mineralization at Esmeralda C occurs in a NNW-SSE striking sinistral 5m wide shear zone cutting through a 20m thick greywacke and is associated with pyrite-sericite alteration that was picked up by soil and chip sampling. This mineralization appears to be limited by cross faulting to the north but is unconstrained to the south, an area covered by siliceous rubble.

Esmeralda D: The gold mineralization at Esmeralda D was located by chip sampling (up to 0.3 g/t Au) and comprises pyrite-sericite alteration in the culmination of a major NNW-SSE striking anticline. It is cut off to the south by the same WNW-ESE striking cross fault, as Esmeralda A but is unconstrained to the north.

7.4	BURNSIDE GEOLOGY

Gold mines within the Burnside area have been responsible for a large portion of the historical gold production in the Pine Creek Orogen (Figure 7-46). Early prospectors first located most of the recent and current modern gold mines in the late 1800’s when alluvial production was significant. Today these occurrences and mines contain the bulk of the Company’s Mineral Resources.

Although there are many similarities amongst the deposits described below, with most having some structural control, each is uniquely different in its structural setting and style of mineralization.

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7.4.1	HOWLEY LINE DEPOSITS GEOLOGY AND MINERALIZATION

The Howley Anticline is a macroscopic NW swinging to north trending, asymmetric, tight, non-cylindrical fold with a strike length of 30km, located 5-10km from the southwest and western surface boundary of the Burnside Granite.

The Howley Anticline hosts the largest mineralized deposits in the area. Due to the doubly plunging anticlinal structure, the sediments exposed at surface change along the axial trace younging from Cosmo-Howley to Big Howley Deposits, reversing south of the Bridge Creek Deposit and again around Mt Paqualin Deposit (Figure 7-47). The stratigraphic position of these deposits is important as this controls the style of mineralization.

Parallel fold axis lie east and west of the Howley Anticline. The hinge zone of these anticlinal structures can also host gold mineralization.

All deposits are proximal to the Howley Anticline or parasitic anticlinal structures. Several plunge reversals occur along the fold axis, resulting in a range of host stratigraphy with the Middle Koolpin Fm, Gerowie Tuff Fm and Lower Mt Bonnie Fm along with bedding concordant sills of Zamu Dolerite, subsequently, several different mineralization styles occur. These can be broadly classified by two end members (Sener, 2004):

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  Rocks which are brittle and have low geochemical contrasts, which form vein stockwork mineralization, and;
  Rocks with both contrasting competency and geochemistry form vein stratabound deposits Intermediate styles include shear zone hosted and saddle reef style quartz stockworks.

The carbonaceous and iron rich units in the Middle to Lower Koolpin Formation host the vein stratabound type deposits of Cosmo Mine

In the lower stratigraphy, where the Zamu Dolerite is present, gold is hosted in fractures, which formed in the brittle dolerite during the D2 folding event and were later filled with auriferous fluids. The fracturing is most intense in the Hinge Zone resulting in the saddle reef geometry of the mineralization. Mineralization also occurs in quartz shears along the dolerite/sediment contact. Dolerite hosted mineralization occurs at South Howley Extension and Bon’s Rush Deposits.

Dolerite hosted gold lode thickness can range from 2-10m (thickening of the dolerite unit due to duplex thrusts is evident at Howley South Extension). Gold occurs in extensional quartz-carbonate veins with disseminated pyrrhotite, pyrite and chalcopyrite, widespread chlorite alteration and localized sericite alteration occurs around mineralized veins. Visible gold is often present.

Axial parallel shears occurred during the intense D2 folding which created duplex thrusts along the limbs of the Howley Anticline. Lodes are sub-parallel and roughly concordant with the bedding along a 900m strike length of the tightly folded Howley anticline at the Chinese-Howley pits and at Mottrams. At Kazi, which is located on a parasitic fold to the east of the Howley Anticline, a mineralized strike length of 200m has been outlined.

The majority of gold mineralization is strongly associated with an en-echelon quartz-sulphide vein system, gold mineralization also occurs in conjugate vein arrays and stockworks. Gold occurs as <40 micron sized grains in quartz-sulphide veins containing sulphides pyrite, arsenopyrite, chalcopyrite and sphalerite. Gold mineralization is strongly associated with arsenopyrite and pyrite (Sener, 2004). Chlorite-sericite alteration associated with mineralized zones is common.

The Western Arm Deposit is located on a parasitic domal anticline structure running parallel to the Howley Anticline, located approximately 4km to the west of the Bridge Creek Deposit and the main Howley Anticline. The main mineralized zone extends approximately 1,200m along strike and up to 50m in width. Western Arm lies stratigraphically higher than the Bridge Creek Deposit, occurring on the contact between a major sequence of greywacke, siltstone and mudstone in the hangingwall (Mt Bonnie Formation) and carbonaceous shale, sulphidic shale, tuffaceous mudstone, nodular mudstone (Gerowie Tuff) in the footwall (Hardy, et al., 2001b). Gold mineralization at Western Arm occurs as ‘saddle reef’ style in a series of quartz-sulfide stockwork lodes semi-conformable to bedding, and is best developed in mudstone and siltstone units in the hinge and eastern limb positions of the fold.

Mineralization in the Western Arm and Big Howley Deposits is hosted in quartz-sulphide stockworks conformal to bedding along the anticline limbs and as “saddle reefs” in the anticlinal hinge zone. These saddle reefs occur between units of contrasting competencies; the upper mudstone of the Gerowie Tuff Formation and lower greywacke unit of the Mt Bonnie Formation at the Western Arm Deposit and inter-bedded shale and siltstones of the upper Gerowie Tuff Formation at the Big Howley Deposit.

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At the Western Arm Deposit, gold is mostly fine grained (<40 microns) but some grains observed are as large as 200 microns (Zerovitch, 1994). Gold mineralization is associated with a quartz vein stockwork zone containing silicified wall rock. Most of the gold occurs in late cross cutting fractures, spider veinlets, veins of K-feldspar, veins of massive pyrite and at the contact between quartz and carbonaceous mudstone (Hardy, et al., 2001a). Sulphides present include (in decreasing order of abundance) pyrite, chalcopyrite, arsenopyrite, pyrrhotite, sphalerite and galena. High-gold values are strongly associated with arsenopyrite. Visible free gold occurs in late fractures, spider veinlets, and near contact between carbonaceous mudstone and quartz veins.

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7.4.1.1 Howley Deposit Geology and Mineralization

Located about 2.0km NW of the Cosmo Mine, stretching for approximately 5km along a NW trending part of the Howley Anticline is a historically rich Chinese-Howley alluvial gold mining site. Modern hard rock mining occurred in the late 1980’s/early 1990’s from several small pits with further mining by Crocodile Gold from late 2009–2011. During 2010 a total of 1.26Mt of ore was mined from the Howley area and was the main source of gold for NT Operations during this time.

The Howley Deposit is a combination of the pits in this area and includes (from south to north) Howley South Extended, West Howley (mined by Crocodile Gold), Chinese-Howley pits 1, 2 and 3, Mottrams (mined by Crocodile Gold) and Big Howley. Historically, these were reported separately but are now combined due to the geological and spatial relationship of these deposits. These deposits occupy a shallow 10° NW plunging portion of the Howley Anticline resulting in surface stratigraphy to young in this direction. All mineralization in this area is structurally controlled (due to absence of the highly carbonaceous sediments of the Koolpin Formation at Howley), but the change in stratigraphic position has resulted in slightly differing geology and different structural hosts for mineralization within the Howley deposit. The whole area is mostly depleted at surface, but drilling indicates that mineralization continues at depth.

Mineralization is hosted in thinly laminated, moderately carbonaceous pelites and siltstones and more massive thin beds of tuff and chert of the middle Gerowie Tuff Formation. The Gerowie Tuff was conformably intruded by the Zamu Dolerite and other smaller dolerite sills, which were then folded during D2 to form the Howley Anticline. Three structural hosts for quartz-sulphide vein mineralization are identified: folded Zamu Dolerite, axial planar shears and “saddle reef” style.

The Zamu Dolerite associated mineralization is close to surface in the south, i.e. within the Howley South extended pit. Here, the brittle dolerite was fractured during D2 folding and later in-filled with auriferous fluids, forming the “saddle reef” geometry of these lodes. However, the highest grades (~2 g/t Au; (Muller, et al., 2008)) occur in quartz stockworks along the lower contact of the dolerite, particularly on the western limb of the anticline. Due to the north plunging anticline the Zamu Dolerite and associated mineralization plunges deeper below surface to the north, below Chinese-Howley 1, 2, 3 and Mottrams Deposits where mineralization is then hosted at surface by axial planar shears.

Axial planar shear mineralization is controlled by D2 thrust faulting on the limbs of the Howley Anticline and preferentially occurs in moderately carbonaceous pelites. Lodes are sub-vertical, sub-parallel to bedding and occur in a series of stacked planar shoots. In Chinese-Howley pits 1 and 2, shears are proximal to the fold hinge/close of the Howley Anticline. West Howley, Chinese-Howley No.3 and Mottrams Deposits follow shear zones along the western limb of the Howley Anticline.

The geometry of mineralization lodes is complicated by northerly striking duplex thrust zones, which occurred during the main folding event (D2) as well as deformation from subsequent events (D3-D4). This has resulted in structurally complex lodes which pinch and swell creating quartz ‘pods’ of mineralization and in some cases can terminate the mineralized lode such as in Chinese-Howley pit No. 1.

Big Howley occurs 3km NW along strike from the Chinese-Howley pits where the structural setting for mineralization is different again. Mineralization occurs in the anticline hinge as 1-2m wide quartz-sulphide stockwork zones in proximity to saddle reefs (Sener, 2004). There are 3 types of lodes: vertical eastern lodes, central lodes (dipping 40° to 70° to the west) and western lodes (dipping 60° to the west). The westerly dipping lodes have the highest average grade of ~3.5 g/t Au (Muller, et al., 2008). All are hosted in the Gerowie Tuff Formation.

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Conceptual geological modeling by past operators, taking into account the stratigraphic relationships of the Koolpin Formation, Gerowie Tuff and Mt Bonnie Formations, together with local structural evidence, has highlighted the possibility of continuations of the Cosmo gold system beneath the Howley Pit area. (Figure 7-48) illustrates the integrated Cosmo-Howley Model and show target zones that should be tested in future exploration drilling. Significantly, there is virtually no effective historical drilling in the gap between Cosmo and the Howley area.

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7.4.2	PAQUALIN GROUP GEOLOGY AND MINERALIZATION

The Paqualin Group comprises deposits along the 12km north-south trending portion of the Howley Anticline, 5km to the west of the Burnside Granite. The Bon’s Rush Deposit is the northern most prospect with mineralization sitting in the Howley Anticline. The Kazi Deposit occurs on folds parasitic to the Howley Anticline.

Along the 12km north trending strike length, the Koolpin Formation, Zamu Dolerite, Gerowie Tuff and Mt Bonnie Formations are exposed as a gross domal structure on the HowleyAanticline, which plunges north at Bon’s Rush and south at Bridge Creek.

The Bon’s Rush Deposit was not discovered until the late 1990s as it is concealed beneath 1-5m of black soil.. Gold is interpreted to occur in the hangingwall of the Zamu Dolerite. The Zamu Dolerite is positioned stratigraphically between the carbonaceous shale from the Upper Koolpin Fm, and tuff, shale and chert beds from the Gerowie Tuff Formation. Mineralization occurs on the eastern limb in the form of shear controlled fractures and associated crackle breccia type mineralization. Due to the similar position in the stratigraphy to Cosmo and Bridge Creek Deposits, stratabound style mineralization should be considered as an exploration target at Bon’s Rush.

The Kazi Deposit is located on the eastern limb of a north trending syncline immediately east of the Howley Anticline structure. The deposit is almost entirely concealed beneath 1-5m of black alluvium. It was discovered as a gold in soil anomaly during exploration conducted in the 1980’s. The deposit is located in a thinly bedded sequence of inter-bedded laminated rhyolitic tuff, chert, tuffaceous siltstone and minor greywacke of the Gerowie Tuff, which has been conformably intruded by the Zamu Dolerite. Gold occurs in shear parallel quartz veins and en-echelon veins in the hangingwall of moderately west dipping thrust faults (Parrington, et al., 1997). Some minor mineralization extends into the Zamu Dolerite. The main zone is interpreted to be a moderately west-dipping, north-striking, tabular high-grade lode approximately 200m in length, sub-parallel to bedding, within the hinge and east limb of an easterly overturned anticline. Gold mineralization remains open at depth.

In the Paqualin area, the sequence has been folded into a south-plunging anticlinal structure where the western limb has been affected by a NW-trending fault. The Zamu Dolerite occupies the hinge of the fold and appears to have been interlayered within the Koolpin Formation and Gerowie Tuff – an artifact of deformation.

The Bon’s Rush Deposit is associated with quartz-carbonate veins that dip shallowly (~25-30°) to the northeast. The mineralized zone is hosted by a carbonated, sulphidised, sericitised and occasionally silicified granophyric phase of the Zamu Dolerite. The higher grades are associated with a zone of quartz veining, chloritization, pyrite, arsenopyrite and minor pyrrhotite, hosted within a shear zone in the hangingwall of the Upper Zamu Dolerite Sill.

Outcrop within the Rhodes Group of tenements (including the Kazi Deposit) is very limited due to extensive black soil and creek alluvium deposited by Howley Creek located immediately to the south. Interpretation from regional mapping, and supported by drilling, shows that the Gerowie Tuff, underlies much of the area. This unit has been intruded by mafic Zamu Dolerite sills and folded into north trending structures.

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Gold mineralization at the Kazi Deposit has been interpreted to occur in four parallel lodes within the interbedded metasedimentary units of the Koolpin Formation. Each lode is divided by the reverse faults to create enechelon zones within each lode. Lodes 100, 200, 300 & 400 (from surface down) are subparallel to the Zamu Dolerite intrusion and strike ENE with a southerly dip ranging between 200m to 350m. The lodes range from 2m to 6m vertical thickness. Minor mineralization extends into the Zamu Dolerite, mainly represented by Lode 400. A high-grade zone exists between 10,000N and 10,130N and is coincident with a quartz-pyrite rich, sheared fault zone interpreted to thrust the Koolpin rocks to the north, over the Zamu Dolerite (Harris, et al., 2005).

The Western Arm mineralization is hosted by a folded and sheared sedimentary sequence..of siltstones, greywacke and mudstone with some tuffaceouse members and variable diagenetic pyrite. The rocks have been folded along the north-south axes and high strain zones occur on the limbs of the folds and upon parasitic fold structures sub-parallel to the fold axes. The high strain zones have been channelways for gold bearing fluids, which have introduced quartz, pyrite and arsenopyrite into fractures. Potassic alteration is reflected in fine feldspathic veinlets and patches.

The gold distribution is controlled by steep east and west dipping fracture sets with east dipping sets dominating. Bedding and lithology exerts some control on gold distribution. Mudstone-siltstone packages are favored hosts, while massive greywackes and tuffaceous rocks are less so (Shaw, 2005).

7.5	DEPOSIT DIMENSIONS

TABLE 7-1 NT OPERATIONS DEPOSIT DIMENSIONS

Deposit	Lode	Horizontal Length (m)	Vertical Length (m)	Horizontal Widths (m)
Cosmo	100	750	700	7-20m
	101	375	100	2-80m
	200	300	650	6-14m
	300	675	350	5-14m
	400	300	625	5-15m
	500	425	500	6-60m
	600	250	375	3-17m
	Redbelly	125	130	2-23m
	Taipan	120	100	2-38m
	Keelback	140	90	5-12m
	Adder	180	150	2-8m
Lantern	Combined	400	550	4-28m
Howley	Combined	3200	250	700
Mottrams	Combined	670	120	60
North Point	Combined	900	80	25
Princess Louise	Combined	580	156	60
Rising Tide	Combined	300	860	40
Fountain Head	Combined	420	160	90
Tally Ho	Combined	160	60	18

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Deposit	Lode	Horizontal Length (m)	Vertical Length (m)	Horizontal Widths (m)
Kazi	Combined	200		2-6
Western Arm	Combined	1100	130	100
Bon's Rush	Combined	650	100	50
Prospect	Combined	650	450	70
Crosscourse E-Lens	Combined	430	450	130
Crosscourse Western Lodes	Combined	270	490	30
Esmeralda	Zone A	1150	150	200
	Zone B	570	150	115
Lady Alice	Combined	270	135	22
Millars/Big Tree/Ping Que	Combined	1100	130	60
Orinoco	Combined	460	160	40
Union North	Combined	1300	300	60
Union South/Temple	Combined	800	220	40
Cox	Combined	300	130	40
Czarina	Combined	600	110	40
South Czarina	Combined	660	135	60
Enterprise	Combined	800	200	30
Gandy’s	Combined	1280	115	60
Kohinoor	Combined	1,000	120	60
International	Combined	1300	120	90
South Enterprise	Combined	400	230	20

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8 DEPOSIT TYPES

8.1	MINERALIZATION DEPOSIT MODELS

A variety of genetic models, ranging from magmatic through hydrothermal to syngenetic, have been postulated in the past for the formation of gold deposits in the Pine Creek Geosyncline. Gold and base metal mineralization in the Pine Creek Geosyncline is commonly associated with granite intrusions and have often been classified as high temperature contact aureole deposits. A secondary host rock control has also been suggested due to the association of gold mineralization with carbonaceous metasedimentary rocks, such as at Cosmo Mine.

However, much of the gold mineralization is interpreted to have occurred after the main intrusive event. The intrusion of the Cullen Batholith and the relationship of gold mineralization and carbonaceous rocks is not the most important control on mineralization. Various authors have argued that gold mineralization is structurally controlled; occurring in brittle-ductile structures at the greenschist-amphibole facies boundary and hence has an epigenetic origin (Parrington, et al., 1997).

In places, such as the Cosmo-Howley area, duplex thrust folds with buckle folding or basin and dome structures appear to be more significantly mineralized. The presence of shear systems linking anticlines higher in the sequence also appears to have provided the ideal fluid focusing mechanisms to localize gold-bearing fluids.

Accepting that gold deposits of the Northern Territory have a structurally controlled mesothermal setting, then on the basis of host rock and mineral association they can be divided into seven types:

  Gold-quartz veins, lodes, sheeted veins, stockworks, saddle reefs (Pine Creek Orogen);
  Gold-ironstone bodies (Tennant Inlier);
  Gold in iron rich sediments (Pine Creek Orogen, Tanami);
  Volcanogenic massive sulphide deposits (Iron Blow, Mt Bonnie);
  Gold-PGE deposits (South Alligator River area);
  Uranium-gold deposits (Pine Creek Orogen, Murphy Inlier); and
  Placer gold deposits.

Over half of the gold occurrences are gold-quartz vein deposits.

Native gold is the main mineralization mineral and is commonly present as micron sized grains; coarse nuggets are rare. Gold is commonly associated with pyrite, arsenopyrite and pyrrhotite and in places with minor base metal sulphides. Quartz, chlorite, sericite and carbonates are the common gangue minerals in the gold-quartz deposits.

All gold deposits in the Northern Territory show some structural control at the regional and deposit scales, with most deposits within the Pine Creek Orogen trending northwest-southeast.

Base metal mineralization in the Pine Creek Orogen strike significantly differently than the gold veins, suggesting different discrete mineralizing events. They are syngenetic.

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Most deposits show a preference for competency contrast situations in dilatant or low pressure zones, such as anticlinal crests, recurrent shear zones and necking zones. Gold mineralization is invariably late, occurring after orogenic events.

Common factors for most gold deposits include:

  Gold deposits are nearly all in low-grade, sub-greenschist to lower greenschist facies regionally metamorphosed sediments (commonly greywacke-siltstone-shale);
  Anticlinal hinges and shear zones are generally the most favorable loci;
  Subsequent to regional metamorphism and deformation, the metasediments were intruded by I- type granite and the gold mineralization are within the contact metamorphic aureole;
  Fluid inclusion data suggest the involvement of moderate to high salinity fluids in temperature range from 200 - 300°C; and
  Stable isotope data suggest a magmatic/metamorphic origin of these fluids.

Five main types of mineralization have previously been recognized within the Pine Creek Orogen. These include:

1.

Sheeted and stockwork quartz vein systems located along major anticlinal hinges in the Mount Bonnie and Burrell Creek Formations and to a lesser extent, the Gerowie Tuff. Mineralization is hosted by carbonaceous or sulphidic host rocks (Woolwonga) or along zones of competency contrast between greywacke and shale (Enterprise, Union Reefs, Goodall, Alligator, Faded Lily, Howley, Big Howley, Yam Creek and Fountain Head) or dolerite (Bridge Creek). Axial planar quartz veins have been identified in some deposits (Enterprise and Woolwonga). Stratabound quartz reefs occur in most of these deposits, and may develop into saddle reefs along fold hinge zones (Enterprise, Union Reefs and Fountain Head);

2.	Sediment-hosted stratiform gold mineralization and quartz-sulphide-vein-hosted stratabound gold mineralization in cherty ironstone and carbonaceous mudstones of the Koolpin Formation (Tom’s

Gully, Cosmo Howley, Golden Dyke and Rising Tide) or the Gerowie Tuff (Brocks Creek);

3.	Stratiform, massive to banded, sulphide-silicate-carbonate mineralization in the Mount Bonnie Formation (Mt Bonnie and Iron Blow);

4.	Sediment-hosted stratiform and stratabound gold mineralization in cherty, dolomitic and sulphidic shales of the Mount Bonnie Formation, with sheeted quartz-sulphide veins (Rustler’s Roost); and

5.	Sheeted or stockwork quartz-feldspar-sulphide veins hosted by Zamu/Maud Creek Dolerite sills (Maud Creek, Howley, Howley South, Bridge Creek and Kazi).

Most gold mineralization in the Pine Creek Orogen occurs within the South Alligator Group, especially above the Middle Koolpin Formation, and in the lower parts of the Burrell Creek Formation. At Maud Creek, gold mineralization is hosted by the Tollis Formation that represents the uppermost unit of the El Sherana Group and unconformably overlies the Burrell Creek Formation. Most of the fold-associated deposits were probably formed during intrusion of granitoids such as the synorogenic Cullen Batholith and the Burnside Granite.

The most important regional-scale exploration vectors to the orogenic style of gold mineralization are:

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  The position of the biotite isograd in the contact-metamorphic aureole of the Cullen granitoids. The biotite isograd needs to be mapped out carefully in areas of exploration interest and exploration focused on the biotite-albite epidote contact-metamorphic zone;
  NNW-NW oriented anticlinal axes appear to be the most productive. However, exploration cannot be totally restricted to anticlines in this orientation, as other anticlines or even synclines may be mineralized;
  Strongly inter-bedded and contrasting rock types (e.g., greywacke-siltstone) particularly in the upper parts of the stratigraphy in the Mount Bonnie and Burrell Creek Formations in particular; and
  Carbonaceous or iron-rich lithologies in proximity to indications of gold mineralization. Such lithologies and any veins within them need to be mapped out carefully to help locate potential trap sites for economic gold mineralization.

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TABLE 8-1 PINE CREEK OROGEN MINERALIZATION MODELS

	Dilatant Zone Mineralization		Compressive Zone Mineralization
Type:	Fold Structure	“Telfer Type”	Fold - Brittle Fracture	Thrust
Examples		• Cosmo	• Fountain Head	• Rising Tide
	• Brocks Creek	• Goodall	• Woolwonga	• Kazi
	• Faded Lily	• Howley Ridge

Economics		• +5 g/t Au	• +2.5 g/t Au	• +2.5 g/t Au
	• +10 g/t Au	• 100,000-4,000,000oz	• 20,000-	• 60,000 -1,500,000oz
	• 50-800,000oz	• Open Pit,	1,000,000oz	• Open Pit
	• Open Pit	• u/g extensions	• Open Pit	• Small u/g
• u/g extensions
	• Anticline hosted	• Anticline hosted	• Anticline	• Reverse fault hosted
Geological		• Stratabound	hosted	• Discordant
Features	• Strataform	• Dilational (Area B &	• Stratabound	• Compressive (Area A &
	• Dilational (Area B & C)	C)	• Compressive	D)
		• Fe-Carb stratigraphic	(Area A & D)	• Stratigraphic association with
	• Fe-Carb Stratigraphic	association	• Stratigraphic association	Greywackes & siltstones
	association	• Greywackes, Fe/carbonate	with Fe-Carb
	• Greywackes & Graphitic	altered silts &	• Greywackes &	• Often amphibolite facies
	Siltstones	graphitic silts	siltstones	alteration
Target
Ranking	#1	#2	#3	#3
	HIGH Priority	High Priority O/P	Moderate Priority	Moderate Priority O/P
O/P
	• Small	• Large tonnage	• Moderate tonnages	• Moderate tonnages
	• high grade	• Elevated grade	• Elevated grades	• Moderate grades

8.2	STRUCTURAL MODELS

8.2.1	NORTHERN TERRITORY PROPERTY

Assuming that the majority of gold deposits within the Pine Creek Orogen are structurally controlled and mesothermal/orogenic (Groves, et al., 1998) in origin, it is likely that the known gold deposits are associated with regional shear zones and fault systems that were formed during orogenesis. By analyzing maps displaying total magnetic intensity (TMI) data, a number of continuous, NNW-tending first-order faults can be defined within the sedimentary-dominated rock sequences of the tenement area (Figure 8-2).

The majority of known gold deposits within the tenement area are spatially associated with the first-order, NNW-trending shear zones. It is therefore likely that these first-order shear zones acted as conduits for epigenetic gold-bearing fluids during/after orogenesis and they control the distribution of gold mineralization known in the tenement area. Additional factors such as the presence of the South Alligator Group, proximal antiformal hinges (e.g., Cosmo-Howley) or converging secondary shear zones (e.g. Crosscourse Deposit) would also play an important role in localizing gold mineralization.

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The major shear zones are separated by rock sequences that regularly preserve NNW-trending, doubly-plunging antiformal hinges with no clear evidence for strike-slip deformation along these NNW-trending structures. South of the Burnside Granite area, a series of NE-trending shear zones and faults have also been defined (Figure 8-2). Based on preserved asymmetries of rock sequences either side of these NE-trending faults, dextral-dominated strike-slip deformation possibly occurred along these relatively later structures.

Consulting geologist Paul Karpeta’s comments (Karpeta, 2011), which the Authors have reviewed and agree with, include the following:

The origin of the gold mineralization in the Pine Creek Belt is controversial. Matthai et al (Matthaei, et al., 1995) argue for an intrusive-related thermal aureole model associated with the Cullen Granite Batholith. However, Partington and McNaughton (Parrington, et al., 1997) and Sener et al (Sener, et al., 2003) prefer a structurally related model with gold mineralization being related to duplex-fold-thrust systems. This study indicates that gold mineralization in Howley, Brocks Creek and Union Reefs areas is structurally controlled and three structural styles of mineralization can be identified.

The first style of mineralization is found in the Koolpin Formation at Cosmo Howley and Rising Tide and is thrust related being found as bedding-concordant quartz veins and lodes associated with thrusts. The optimum location for such mineralization appears to be where the main thrust surface changes orientation possibly because of a change in lithology/competency or the buttressing effect of normal fault planes. Ore bodies will be oriented orthogonal to the (D1a) thrust direction and plunge in the direction of the local D3 cross fold limb.

The second style of mineralization is found in the Gerowie Tuff and Burrell Creek Formations at Howley, Faded Lily, Zapopan and Union Reefs and comprises gold mineralized quartz veins associated with large amplitude anticlinal folds. These large amplitude folds would be formed by buttressing on an inverted normal fault plane (Howley Structure or Pine Creek Fault) and be associated with thick competent sills of Zamu Dolerite or beds of greywacke inter-bedded with less-competent tuffs and meta-pelites. Such folds would propagate backwards away from the buttressing fault plane, the fold nearest the buttress being the oldest and largest, which would act as the optimum location for mineralization by fluids migrating up the fault plane. Ore bodies would form parallel to the D1b fold axis and plunge in the direction of the local D3 cross fold limb.

The third style of mineralization is found on the Gerowie/Mount Bonnie contact at Mottrams and in the Burrell Creek Formation at Union Reefs. The third style is shear zone related where an inverted normal fault is reactivated as a strike slip fault and mineralizing fluids migrate up the fault zone. Optimum mineralization will be in areas of transtension (sinistral stepovers) with good competency contrasts and a good reductant (e.g. graphite – though the graphite may itself be a product of methane migration up the shear zone) that is where the shear has a releasing bend (e.g. Crosscourse). Ore bodies would form parallel to the local D2 fold axes, orthogonal to the shear direction with a plunge related to the local D3 cross fold orientation.

In all these styles, previously existing structures (rift-related normal and transfer faults) play an important role in localizing the mineralized structures.

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Sedimentology and Volcanology

This evolution from subaerial through shallow marine to deep marine sediments accompanied by bimodal volcanism suggests of the opening of an intra-cratonic rift system accompanied by a marine transgression. The Koolpin meta-pelites and BIFs are thought to be shallow lagoonal sediments. The Gerowie Tuffs are thought to be the products of repeated subaqueous eruption of felsic magmas into shallow water similar to the Bergslagen area in Sweden. A gradual change to more mafic volcanism occurred towards the top contact with the overlying shallow marine Mount Bonnie Formation clastics. At this contact syn-volcanic VMS-style mineralization can be expected at favorable locations (Iron Blow). The Burrell Creek Formation comprises deep water turbidites with thick greywackes and slates.

Structural Geology

The structural evolution of the Pine Creek Belt in the Howley-Pine Creek area is thought to be as follows:

•	D0 – Intra-cratonic rifting and east-west extension accompanied locally by bimodal volcanism and a marine transgression. An array of normal faults, oblique and lateral transfer faults were formed.
•	D1a – Basin inversion marked by east-west compression causing bedding-plane parallel thrusting and localized duplexing around fault buttresses.
•	D1b – Intrusion of the Zamu Dolerites along thrust surfaces.
•

D1c – Further east-west compression causing further thrust ramping and longer wavelength folding near buttressing normal fault planes and oblique ramps (Brocks Creek area) and tear faults (Hayes Creek Fault) around transfer faults.

•	D2 – Clockwise rotation of compression direction to NW-SE resulting in the reactivation of the N-S striking faults as sinistral strike-slip faults/shear zones.
•	D3 – Further clockwise rotation of the compression direction to a N-S direction producing low-amplitude E-W striking folds and thrusts.
•	D4 – A subtle dextral reactivation of the major faults.
•	D5 – Further late E-W compression producing late brittle east-over-west and west-over-east thrusting especially in Union Reefs and conjugate strike slip fractures in Howley.

This episode of compressive structural deformation is interpreted as a phase of basin inversion during which previously extensional structures were reactivated as compressional structures.

Mineralization

The Early Proterozoic tuffs in the Bergslagen area in Sweden provide a close analogue for the Gerowie Tuffs. In the Bergslagen area subaqueous acid volcanic tuffs are associated with stratiform polymetallic tuff associated deposits (Broken Hill Type), stratabound polymetallic limestone skarn deposits and distally, BIF-associated gold deposits. The REE-bearing skarns at Basnas are nearby.

Syn-Volcanic Mineralization: Iron Blow in the Pine Creek Belt probably represents polymetallic syn-volcanic mineralization i.e. a VMS-type deposit, which would explain the high silver-gold ratio. The deposit needs to examined in more detail and alteration and volcanic facies mapped.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Skarn Mineralization: The mineral assemblage (diopside-garnet-calcite) at Rising Tide suggests that it could be a skarn though the gold mineralization there is not thought to be skarn related but is probably much later. The presence of this skarn coupled with the anomalous REE content of the Burnside Granite suggests that Rising Tide may have enhanced REE mineralization.

Gold Mineralization: Three structural styles of gold mineralization have so far been identified:

•	Thrust related gold mineralization found as bedding-concordant quartz veins and lodes associated with thrusts in the Koolpin Formation at Cosmo Howley and Rising Tide.
•	Quartz saddle-reefs and veins associated with large amplitude anticlinal folds in the Gerowie Tuff and Burrell Creek Formations at Howley, Faded Lily, Zapopan and Union Reefs.
•

Shear zone related gold mineralization where an inverted normal fault is reactivated as a strike slip fault and mineralizing fluids migrate up the fault zone especially in zones of transtension, e.g. Crosscourse in Union Reefs.

All of these structures appear to be directly related to pre-existing structures and result from the buttressing effect of earlier rift-related normal faults.

The plunge of the ore bodies can be directly related to the plunge of lineations, fold axes and boudins.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Star of the North
Bons Rush
Bridge Creek
Brocks Creek
Woolwonga
Iron Blow
Cosmo Deeps
Elizabeth
International
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
Newmarket Gold
Pine Creek Orogen
Structural Interp on TMI
17 February 2017
GDA94
Legend
Deposits
Primary Faults
Primary Faults Inferred
Hayes Creek Faults
Hayes Creek Faults Inferred
0
5
10
Kilometres

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

8.3	COSMO MINE MODELS

Whilst there have been advances to the geological understanding of the Cosmo gold deposit since commencing underground mining six years ago, much of this has been within the Eastern Footwall mineralization at the expense of the nearby, and more structurally complex, adjacent gold lodes.

Cosmo gold mineralization is hosted across a stratigraphic sequence (‘Cosmo Mine Sequence”) that lies between a major dolerite sill (‘Zamu’ dolerite unit) and a thick package of high-sulfide, graphitic mudstone (‘Pmc’ unit). This sequence is folded across the major Cosmo-Howley Anticline with numerous limb parallel faults found to splay and roll inwards across the anticline nose as they migrate northwards down plunge. Also of major significance is the shallow (-40o to -55o) east-west F1 Fault which shows local steps and thrust related jogs and is suggested to be at least partly contemporaneous with limb parallel faults. The majority of gold mined to date comes from within ~200m above or below the F1 Fault so an empirical major control on mineralization is credited to this fault.

The gold deposit is an interplay of fold & fault structure and host-rock chemistry. The Cosmo-Howley Anticline fold is the large scale fluid trap which also defines the internal spatial distribution of ductile, tight parasitic folded host stratigraphic horizons. These preferred host-rocks of contrasting interbedded carbon, sulfur, iron & silica rock mineral chemistries provide the reactive rock environment for a fluid-mixing model to gold precipitation. The faults have provided the conduits to introduce rising oxidized gold-bearing fluids into contact with the trapped reduced fluids post peak lower amphibolite-grade metamorphism.

There are five known distinctive styles of faulting identified within the Cosmo Mine. The majority of these have been demonstrated to have an impact to the Cosmo East Limb and associated gold mineralization;

•

Approximately east-west crosscutting faults (F1 Fault) that cut the entire folded package (including dolerite) with offsets in the scale of tens of meters. These faults are moderate to shallow dipping, predominantly towards the north. Thrust faulting has been interpreted along these fault planes and there is suggestion by past geologists these faults are late relative to the northwest striking cross faults;

•

Northwest striking faults that appear to crosscut the entire folded stratigraphy (F9, F8 & F8a, F3 Faults). These have been identified on both the footwall and hangingwall of the Cosmo Mine. These faults are sub vertical with up to 30m of conclusive strike slip dextral movement;

•

North-south striking faults that both crosscut the stratigraphy and become limb parallel, mainly identified on the Western Limb (F2 Fault & Phantom Fault). Evidence exists that these can roll and flatten above the anticline axis, and of likely contemporaneous timing with the east-west faulting;

•	Limb sub-parallel faults that offset and thrust repeat the mineralization package with minor displacements of several meters; and

•

Short scale flat to shallow-dipping faults identified within the Zamu Dolerite, western hangingwall dolerites and possible within the eastern Lantern meta-sediments that are possibly confined to dolerites as a means to accommodate deformation during folding and thrusting. Also, there are flat dipping faults within the sedimentary package that appear to be associated with the thrusting event.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

8.3.1	COSMO MINE EAST-WEST FAULTS

The most important east-west fault currently identified in the Cosmo System is the F1 Fault. The F1 Fault is a thrust fault with a southeast strike slip movement of the hangingwall. The total up thrust displacement is currently interpreted to be approximately one hundred meters, but the east-west displacement is tens of meters. The movement was estimated by correlating a distinct strike change in the lodes in the footwall and the hangingwall which is related to the F9 Fault offset.

The F1 Fault divides the Cosmo system into two domains, the Footwall Domain and the Hangingwall Domain. The highest grade mineralization on the 100 Lode plunges parallel to and within 120m of the footwall of the F1 Fault (see Figure 8-3). This fault postdates mineralization.

Recent interpretation of Taipan and Keelback mineralized lodes central to the Cosmo-Howley Anticline beneath the F1 Fault has shown the fault as having a number of steps and splays which create a less than planar fault surface with common shallow embayments and jogs. Underground diamond drilling of the Inner Metasediments, targeting the Lantern gold mineralization do not support the previous interpretation of the F3 Fault as being east-west and this fault name has now been re-assigned to a major NW dextral fault interpreted across the Lantern mineralization (ie. F9 analogue).

8.3.1	COSMO MINE NORTHWEST STRIKING FAULTS

The F9 and F8 Faults are significant northwest structures, which crosscut the Eastern Limb of the Cosmo Deposit (Miller, 2014) (See Figure 8-4). The F9 Fault can be traced from the footwall of the Eastern Limb through and into the hangingwall, where it is displaced by approximately 100m by the F1 Fault. This fault can be observed on the western high wall of the pit as a sub-vertical fault with up to 30m of dextral strike slip movement. Both faults predate the F1 thrust fault and although being un-mineralized, empirical evidence shows a spatial relationship with higher gold grades in the adjacent Eastern Lodes (e.g. F8 Fault & 300 Lode) (Miller, 2014).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Another northwest cross fault postulated in 2015 to intersect the hangingwall (F1) Sliver mineralization from preliminary drilling data to the north of F9 Fault was not confirmed in 2016. Nor were any other northwest faults in the footwall further north of mining areas.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 8-5 highlights plan views of Cosmo showing the strong NW control that the F9 Fault (northern green surface) and newly interpreted F3 Fault (southern green surface) have in the Cosmo pit & mine and Phantom pit & Lantern mineralization respectively. The figures also clearly show the change in strike for the 100 Lode (red) to a more regional near northerly strike (mine grid) after it intersects the F9 Fault. The most well mineralized portion of the 100 Lode occurs where it is northwest striking or sub-parallel to the F9 Fault.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

8.3.3	COSMO MINE NORTH-SOUTH STRIKING FAULTS

A large north-south striking fault has been identified on the Western Limb of the fold hinge. This fault is known as the F2 Fault. The F2 Fault occurs immediately to the west of the 500 Lode and can be traced south to the western side of the Cosmo and Phantom open pits, and also north to the 2300N section. This large fault has a relatively uniform strike and consists of 5-20m of highly graphitic gouge and finely crushed rock. It is modelled that the western extents of the F1, F8 and F9 Faults terminate into this fault. Gold mineralization appears to be almost completely confined to the east of this normal fault, which strongly suggests it to be a major control on gold deposition. The F2 Fault is found to flatten significantly to shallow depths such as modelled in the Phantom pit, but otherwise is well defined, by diamond drilling data as dipping about 60° to the west.

Recent pit mapping and re-interpretation associated with Lantern resource modelling suggests the F2 is similar in timing to the F1 Fault and may even be offset at the scale of 5’s meters by the F1 Fault.

8.3.4	COSMO MINE LIMB-PARALLEL STRUCTURES

In the footwall of the Eastern Limb, there are a series of limb-parallel faults. The most continuous of these faults is the F10 Fault. This is a bedding-plane fault in the Eastern Limb of the deposit, which occupies the 10 Unit, a graphitic mudstone and a zone of weakness. The F10 Fault is associated with limb-parallel deformation associated with the high strain zone on the long limb of the fold and is usually about 0.5 -2.0m in width. This shale unit is graphitic and metallurgical studies have shown it to have preg-robbing characteristics

The F10 Fault separates the 100 Lode from the 200 Lode. It has minor and major discontinuous northwest splays associated with changes in orientation of the dolerite and sedimentary stratigraphy. Strong shearing, significant brecciation and milled gouge zones characterize the fault.

There is evidence that the F10 Fault intersects the base of the Cosmo pit. There are also a series of other faults that can be identified on surface at the 1100mRL. These faults manifest at surface as eroded incisions in the Cosmo pit wall (Figure 8-7); these faults are not seen as major structures in the underground and appear to be discontinuous.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

There are small 0.2 -0.5m fault splays off the main F10 Fault in the footwall that can be identified and mapped underground. These do appear to offset mineralization on the 200 and 300 Lodes.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

8.3.5	COSMO MINE – FLAT TO SHALLOW-DIPPING FAULTS

Underground mapping has identified a series of shallowly dipping faults with the Zamu Dolerite. These are relatively tight accommodation faults formed during folding and thrusting.

There are several other flat dipping faults that have been identified within the Cosmo Deposit. The most obvious are the north shallow dipping reverse faults that can be seen in the eastern wall and the western wall of the pit. The displacement along these faults is in the order of 5-10m (See Figure 8-10).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Within the development of the Cosmo underground a major shallowly north 10° dipping, east-west striking fault has been identified on the 875mRL level. This fault, of 1.0 -1.5m thickness, appears to be a footwall (?) splay off the major F1 Fault and of unknown strike extent. A similar shallow north dipping splay fault is recorded from the 625mRL level to be splaying away from the F1 Fault (Dan Ball pers. comms.) and with the absence of any steeper fault sections these shallow splays are thought to dissipate (or ‘horsetail’) rather than re-connect to the F1 Fault. The former mentioned splay fault probably extends into the Lantern Inner-metasediment siltstones and is interpreted to be found in wall exposures on the SW side of the area bridging the two open pits (Figure 8-11).

8.4	LANTERN DEPOSIT MODELS

A synthesis of past academic and mine studies with new 2016 mining and drill geological evidence has been undertaken by John Beeson and Company staff to generate a mineralization paragenesis for the Cosmo and Lantern gold system. Figure 8-12 details the interpreted vein timing relationships and alteration types for the stages of deformation, metamorphism and hydrothermal metasomatism.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Lantern
Litho-structural and Paragenetic Model
John Beeson, Hector Galam and Wess Edgar, January 2017.
Sedimentary Host-Sequence
$CO_2 + CH_4$
Zamu Dolerite – Dolerite sills and dykes
Peak Regional Metamorphism
Cullen Batholith – Mc Minns Bluff Granite
Peak Contact Metamorphism
Early veining
Veining – Vqa
Quartz veins,
Pressure gradient,
Retrograde Metamorphism
Gold Mineralization Event
$CO_2 + SO_2$
Red Alteration
Veining – Vqp
Veining – Vqb and Vq
Au, Base metals
Veining – Vm
Veining – Vt
Veining – Vqc
Veining – Vch
Fluid Access and Traps
Veining – Vqb
Veining – Vc
Veining – Vc
Brittle Faulting
Brittle Faulting
Brittle Faulting
7.86

FIGURE 8-12 LANTERN MINERALIZATION PARAGENESIS MODEL

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Lantern gold mineralization can be found at a number of different stratigraphic levels within the Inner Metasediments, which comprise the Middle Koolpin Formation (see Figure 7-5, Figure 7-16, Figure 7-17, Figure 7-18 and Figure 7-19). Three broad Lantern mineralization domains are:

1.

Mostly linear stratabound lodes subparallel with and close to the Zamu Dolerite fold limbs. This comprises the Hornet and Adder Lodes and probably the 700 Lode, with mineralization spatially associated with dolomite/carbonate stratigraphic horizons either in contact with, or short meters from, the carbonate. This mineralization can contain siltstones with minor, weak nodular silica occurrences and disseminated sulphides with lesser quartz-pyrite (+/-chlorite-serite-carbonate). The Adder and Hornet horizons are undoubtedly the same stratigraphic siltstone unit and are found mineralized commonly with nearby major quartz-carbonate veins of 1-4m widths, which model as single sub-vertical veins with persistent depth & strike continuity.

Where the Hornet stratigraphy is heavily faulted by low-angle highly graphitic shears (eg holes CW101010, CW101013 and CW101006) gold is rarely present other than at trace/low grades.

2.

Axial Lodes not far from, between, or across axial planar near vertical faults, including the F3 northwest trending fault (probably dextral movement by analogue with the F9 & F8 Faults in Cosmo Mine). These lodes are strongly associated with local open to tight folding and adjacent barren carbonate filled banded silt and ironstone breccias. Rare massive sulphide (>50%) veins up to 2m thick can be found amongst this mineralization comprising pyrite, pyrrhotite and sphalerite with low magnetite, arsenopyrite or galena contents in places.

The axial lodes are associated with high vein contents, with these veins probably forming local arrays and irregular or folded sheets. Arsenopyrite can be seen as a common coarse grained banding amongst the highly chlorite-silica-actinolite-carbonate altered siltstone and greywacke beds.

Where carbonate, as dolomite, with interbedded mudstones it located adjacent to or within these lodes the gold grades are generally lower and of lower intersection lengths. These axial lodes are the most difficult to correlate like stratigraphic or structural units between diamond core holes and have the lowest confidence in lode shape and continuity.

3.

Western Limb Lantern Lodes (W1 – W3) are the highest grade lodes drilled to date and occur as open folded banded silica-chlorite-ironstone beds close to 3 main steeply west dipping faults. These near north-striking, broadly limb-parallel Faults (Lan_F1 to Lan_F3) can be closely spaced and may splay into each other as currently interpreted for Lan_F1 & F2. Where parasitic folding occurs near these faults, local increases in mineralization thicknesses occur.

The Western Lantern Lodes are dominantly greywacke and siltstone hosted with low nodular greywacke contents. High gold grades are found in larger quartz veins and quartz-vein breccias adjacent to the main western faults. In these areas mudstone units can be intensely sericite altered taking on a strong, two-tone green colour where chlorite is also present. Siltstones in these mineralised lodes are commonly banded with coarse arsenopyrite and even narrow quart-chlorite- sericite-pyrite veins can have high visible gold contents.

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December 2016	Northern Territory Operations

(a)	Coarse gold + pyrite in a weakly boudinaged quartz vein from Lantern (CW93513, 0.3m @ 46.3 g/t Au from 364.75m);
(b)	Gold in phyllite overprinted quartz-sericite-pyrite vein with pseudomorphed cordierite dark spots; and
(c)	Very coarse gold in narrow 12mm wide quart-chlorite-pyrite vein with late laminated quartz-carbonate margin (CW93515, 233.25m; 1.0m @ 521 g/t Au from 233.0m).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

F1 Fault
Phantom Open Pit
Zamu Dolerite
Hornet Horizon
W1 Lode
F3 Fault
A2 Lode
100 Lode
Adder Horizon
Zamu Dolerite
Phantom Fault
W2 Lode
W2 Lode
Zamu Dolerite
Metres
Legend
Axial Lode
Mineralisation Lodes
Dolerite
Phyllite Unit
Carbonate/Dolomite Unit
Siltstones & Greywacke
Pmc
Development
Newmarket Gold
Lantern Section 1270N
14 February 2017

F1 Fault
Phantom Open Pit
100 Lode
F2 Fault
Phantom Fault
Hornet Horizon
Zamu Dolerite
W1 Lode
A1 Lode
A2 Lode
100 Lode
Adder Horizon (1100 Lode)
Zamu Dolerite
W2 Lode
W3 Lode
Metres
Legend
Axial Lode
Mineralisation Lodes
Dolerite
Phyllite Unit
Carbonate/Dolomite Unit
Siltstones & Greywacke
Pmc
Development
Newmarket Gold
Lantern Section 1330N
14 February 2017

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9 EXPLORATION

Exploration within the Cosmo Mine and across the wider regional NT Operations holdings was ramped up in 2016 with additional funds and human resources being made available. Significantly, the Lantern

Project located beneath the 1990’s era open pits, and at shallow levels adjacent to the underground mine development, was recognized as a separate project capable of becoming a second mining front or open pit resource. As such this chapter is similarly separated to discuss work programs and studies for the Cosmo Mine and Lantern Deposit resource areas.

Other exploration studies described in this section are;

•	Lantern Structural Study by John Beeson	February 2016
•	Lantern Deposit Diamond Core Petrographic Study by Crawford	May 2016
•	Sliver Structural Review by John Beeson	February 2016
•	Cosmo Mineralization Petrographic Study by Crawford	(still in progress)
•	Lantern Au-in-vein ¼ Core Sampling	April 2016
•	Research for Phantom/Cosmo Pit Geological Plans and Sections	April 2016
•	Kazi Structural Review and Regional Observations by John Beeson	June 2016
•	Initiation of Structural and Target-Generation Studies from Cosmo to Bon’s Rush
(Sept-Oct 2016 ongoing)
•	Structural Stereonet Study of Lantern Vein Orientations & Gold Grades by John Beeson
Dec 2016
•	Western Arm Pit Floor Rock Chip Sampling by Greenberger	March 2016

9.1	COSMO EXPLORATION

A substantial program of underground diamond drilling and associated geological studies were undertaken throughout 2016 to increase gold resources in the Cosmo Mine. Specifically, many programs targeted areas outside the Eastern Footwall Lodes, which to date have been the mainstay ore source since the Cosmo underground mine was opened. These studies and new drill core information while increasing the geological understanding of mineralization distribution across the mine are also challenging and changing the models for gold genesis.

Much of the exploration drilling conducted in 2016 built upon those targets confirmed last year, and opportunities revealed in the footwall to the F1 Fault. In particular footwall lodes such as Redbelly, Taipan and Keelback were advanced to mining throughout the year, with drilling often intersecting these targets on route to the primary Sliver target. Growth exploration drill programs were conducted at (additional details can be found in Section 10.1):

  Sliver (Lode 101) northern extensions between 2080N and 2300N;
  Western Lodes (down plunge extension of Lodes 500 & 600, plus new shoots below the F1 Fault);
  Metasediment contact mineralization along each fold limb of the Zamu Dolerite (Z1000 target, Adder Lode, Hornet target plus new shoots);
  Hinge below the F1 Fault – named ‘Redbelly’ (Lode 800);

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  Taipan (Lode 900);
  Keelback (Lode 1000);
  Cosmo Deeps Eastern Lodes (Lodes 100, 200, 300 below the F1 Fault); and
  Lantern (Inner Metasediments stratigraphically below the Zamu Dolerite)

Complimentary to the above exploration programs at Cosmo Mine was the mining of the 640RL level Western Drill Drive (640WDD) with purpose to provide optimal drill platforms to drill targets such as the Sliver, Redbelly, Taipan, Keelback and Western Lodes at the deeper, northern end of the underground mine. This 640WDD was completed in May 2016 after which additional diamond drill rigs were deployed to increase the rate of testing targets and their follow up Resource Definition infill drilling.

Drill success from the 640WDD programs prompted new mine development (625RL Northern Decline) in the last quarter of 2016, through the F1 Fault to generate drill platforms, primarily closer to the Sliver, but also Taipan and 500 Lodes. This decline is also a likely ore production access for mining of Sliver and 500 Lode resources in 2017.

Grid South
Grid North
1500mN
2000mN
2500mN
Mine Portal
Mine offices
Phantom Pit
Cosmo Pit
Surface
1000mRL
1000mRL
1925 mN XS
Lantern
Redbelly Lode
750mRL
750mRL
Sliver Lode
Northern Decline
(mining access to northern Sliver and new drill sites)
Open
500mRL
500mRL
Open
640 Western Drill Drive
Taipan Lode
F1 Fault
Mine Grid North
Hangingwall
Footwall
250mRL
250mRL
Scale
0
250
metres
View looking west (Cosmo mine grid)
1000mN
1500mN
2000mN
2500mN
LEGEND
Lode
Reserve stopes
Mine development drives
RESOURCE BOUNDARIES
Measured
Indicated
Inferred
Newmarket Gold
Cosmo Deeps
Longitudinal Section
February 2017

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.1.1	COSMO MINE EXPLORATION STUDIES

Figure 9-3 illustrates the three most successful exploration areas of new mineral resource potential:

(a)

The northern down-plunge continuation of the Sliver Lode with successful surface and underground drilling programs suggesting a shallower dip to the F1 Fault and a potential new NW-striking cross fault;

(b)	Discovery of the Redbelly, Taipan, Keelback and Adder Lodes during the year has identified additional Mineral Resources within close proximity to the mining development; and
(c)	Initial Mineral Resource identified in 2016 for the Lantern Project,

9.1.2	LANTERN PROJECT

The Lantern Project was originally called the Inner Meta-Sediment target in previous years but was poorly drilled prior to more advanced worked being completed in 2016. The target was identified through previous mining activities in the Phantom open pit (within same existing pit shell as Cosmo but to the south of the Cosmo orebody). Weak Lantern mineralization was first intersected in hole drill PHP0001 completed in 2010.

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December 2016	Northern Territory Operations

Mining occurred between 1986 and 1992 by Dominion Mining NL where it is reported they produced around 3Mt of material at an average grade of 2.04 g/t Au for just under 200,000oz of gold produced. After mining was completed an academic study was completed on the Cosmo/Phantom open pit by (Matthaei, et al., 1995), which has been referenced extensively through this document. This work has been used in drill planning and Mineral Resource modelling.

Mining commence at Cosmo in 2010 when the portal was cut in the southeastern corner of the Cosmo/Phantom pit with first ore mined in 2011. Later in 2014 Professor John Miller completed a review of the exploration targets at Cosmo including the potential in the Phantom (now termed Lantern) area. It was through this review that two holes were drilled in early 2015, with both intersecting the 700 Lode mineralization with intersections of 7.54m @ 5.3 g/t Au and 4.7m @ 4.0 g/t Au. One hole also intersected the Hornet target which is the western limb of the anticlinal structure. Both holes successfully drilled through the target, down plunge from the Phantom open pit. Four more holes were drilled in late 2015, all of which intersected some mineralization in the target area.

During 2016 a fourth phase of drilling was completed into the Lantern target with focus on the 700 Lode due to its proximity to the current mine development. One hole in this program was pushed across the Lantern target, which identified several visible gold occurrences (CW93513). This resulted in a significant effort to understand the style and geometry of the mineralization in mid-2016 with a detailed review of the previous phases of drilling and pit mapping used to assist with designing of additional drilling required to delineate mineralization. At that point it emerged that a significant portion of the high gold grades were associated with crosscutting quartz veins in contrast with mineralization across the Cosmo Mine Sequence. This resulted in the fifth phase of mainly infill drilling being completed towards the end of 2016 to gain some proof of continuity to the higher-grade portions, which would form the basis of resource studies. The combined five phases of drilling completed into the Lantern target area since 2015 were then re-logged using current understanding and then included in an initial Mineral Resource estimate,.

More details of the exploration work completed are summarized below.

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Some conjecture exists about the stratigraphic sequence, which hosts the Lantern mineralization with past workers (Parrington, et al., 1997) describing the rocks in the Phantom pit as being quartz-mica schists, laminated & carbonaceous siltstones belonging to the Wildman Siltstone, which are lower than the Koolpin Fm. metasediments known in the Cosmo pit and underground mine. It is appreciated that the Lantern sediments with lower nodular chert bearing interbedded siltstones and thick carbonaceous mudstones (Pmc unit) are different between the two pits, and that the F1 Fault (then known as the ‘Phantom Thrust’) was probably the tectonic feature confusing that stratigraphic conclusion.

With underground exposures and diamond core evidence gained in the past 5 years it is now concluded that many similar sedimentary features exists between the Cosmo Mine Sequence of the Upper Koolpin and the Middle Koolpin Fm host sequence to the Lantern prospect and Phantom pit. Present theory is that the Wildman Sandstone is not seen in the Cosmo-Howley Anticline corridor until >1km further south underlying the Liberator Dolerite located south of the Dorat Road (consistent with NTGS maps and regional interpretations).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 9-5 shows the typical Lantern alteration and vein types;

(a)	banded iron-rich (chlorite+actinolite) siltstone unit with 8mm late cross cutting quartz-carbonate-pyrite vein RHS (CW93513 ~399m, interval grade 3.16 g/t Au),
(b)

finely garnet spotted mudstone with silica bed being cross cut by a 20mm late quartz-pyrite+/-chlorite+sericite vein which shows gold against the vein margin within the silica bed (red circle) (CW101001A, 299.2m, interval grade 0.27 g/t Au)

9.1.2.1 Lantern Petrographic Study (Crawford, 2006)

Dr. Tony Crawford from A & A Crawford Geological Services of Hobart, TAS was contracted to prepare rock thin sections and petrographically describe thirteen samples from Lantern diamond core. Petrographic descriptions of 13 rocks from drillholes into the Lantern mineralization document the range of rocks types, their likely protoliths, the nature of sequence of veining and associated alteration/selvages, the deportment of gold, and the distribution and possible origin and significance of

Summary petrographic & mineralogical study outcomes are:

  Gold is associated with multi-stage quartz-pyrite-carbonate veins;
  The red colour is Fe-oxyhydroxides rather than hematite, which post-dates the main gold mineralizing event;

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  Silver content in gold grains is variable; only 4% Ag in arsenopyrite cores but 10-14% Ag in fractures on the arsenopyrite crystals;
  Lantern Deposit rocks are stratigraphically below the main Cosmo Mine Sequence and although more carbonate rich are but a variation on the mineralization style (ie. similar ore genesis processes although differing host rock compositions);
  Most of the reddening is seen to be due to non-reflective Fe-oxyhydroxides, mainly goethite and appears to be predominantly replacing chlorite rather than pyrite; and
  Lantern Deposit has similar potential for large resources as did the Cosmo Eastern FW before mining.

The following edited excepts come from the (Crawford, 2006) petrographic report;

Lantern host rocks are a sequence of thoroughly recrystallized, fine-grained, mainly granoblastic and hornfelsic rocks, lacking a penetrative fabric, and often showing cm- and sub-cm, sometimes almost skarnoid compositional banding. This banding is taken to reflect original bedding compositional mineralogical variations in the fine-grained sedimentary protoliths. Peak metamorphic mineral assemblages are partly preserved and include garnet, biotite, hornblende, cummingtonite, quartz, both calcite and dolomite, and minor now-altered cordierite. Disseminated pyrite may have replaced peak metamorphic pyrrhotite, as this pyrite typically lacks euhedral crystal development and occurs in short, streaky, bedding-parallel bands. These assemblages indicate low amphibolite grade metamorphism has affected these rocks, with the recrystallization likely attributable to thermal (contact) metamorphism by a shoulder of the Cullen Batholith that probably underlies the mine area at 1-2km.

Strong but not pervasive retrogression of the amphibolite-grade mineral assemblages to greenschist assemblages has produced abundant chlorite from garnet, biotite and amphiboles, actinolite from amphiboles, sericite from K-feldspar, and minor rutile and titanite, and probably pyrite from pyrrhotite.

Two major vein generations are recorded in the rocks studied. The earlier vein generation is represented by multi-stage auriferous quartz-pyrite-carbonate veins that often contain schlieren of the immediate host rocks and are mainly heavily fractured and even brecciated. These veins typically show significant development of pyrite along the vein margins, in vein selvages and along fractures in the veins, but not throughout the veins. Lithic fragments in these veins contain fresh and retrogressed peak metamorphic assemblages, and veins transect large garnet porphyroblasts and peak metamorphic amphiboles in the host rocks, indicating that this veining was post-peak metamorphic. Later veins are laminated, narrow quartz-carbonate-chlorite veins that are pyrite poor and not associated with gold mineralization.

The concentration of pyrite along many early generation vein margins may reflect redistribution of Fe and S from peak metamorphic host rock pyrrhotite and retrograde disseminated pyrite during vein emplacement, coupled with mixing with sulphur derived from the hydrothermal fluids from which the veins formed. Sulphur isotope data reported by (Matthaei, et al., 1995a) suggested a significant component of magmatic sulphur in the sulfides from the mineralized early veins, and on this basis they invoked a gold precipitation mechanism involving mixing between granite-derived, hot hydrothermal fluids, with metamorphic fluids derived from the reduced carbonaceous host rock package. Vein margin pyrite in the earlier vein generation is typically associated with chlorite, quartz, actinolite, less common carbonate, and importantly, most of the gold in these rocks. In several samples, the vein margin pyrite is clearly replacing magnetite that may be part of the peak metamorphic assemblage, or part of the selvage in these relatively Fe-rich host rocks.

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Despite being relatively common phases in the main mine sequence at Cosmo, both pyrrhotite and graphite (carbonaceous material) are rare, and generally absent, in the Lantern rocks examined.

Gold is relatively uncommon within veins, and in host rocks away from vein selvages. The vast majority of gold grains located in samples examined occur as sub-10mm grains strewn out along vein margins and selvages, occurring both in the common selvage pyrite and in surrounding selvage silicates, mainly chlorite quartz and actinolite.

Several samples in this set were provided to investigate the origin of red ‘hematitic’ alteration that was hereto considered to be associated with higher gold grades. Although fine-grained, porous hematite does occur in occasional patches, most of the reddening is seen to be due to non-reflective Fe-oxyhydroxides, mainly goethite. Much of the Fe-oxyhydroxides appears to be replacing chlorite rather than pyrite. The timing of the red Fe oxyhydroxides alteration, and its relation to gold mineralization, remains elusive and deserves a more focused study using more samples.

Last year three samples of ‘green host rock’ from gold bearing Lantern hole CW101002 were petrographically described and subject of studies by John Millar. These are thinly laminated metasedimentary rocks with strong compositional/mineralogical contrasts between adjacent beds, and mineral assemblages indicating amphibolite grade metamorphism. The dominant mineral assemblages included biotite-quartz, biotite-quartz-Kspar, hornblende-quartz, dolomitic carbonate bands, and some bands containing trails of garnet and tourmaline. Fresh andalusite was recorded coexisting with Kspar in one sample, suggesting that thermal metamorphism occurred at <2.5kbar at temperatures around 600-630oC, in agreement with (Matthaei, et al., 1995) P-T estimate. In broad terms, therefore, given the small-scale variability in mineral assemblages and mineral banding, the ‘green host rock’ appears to be similar to the rocks described herein, with the possible difference that the extent of retrograde chlorite development is greater in CW101002 and thus responsible for the greenish color of this unit.

Vein Types and Mineralogy

Disseminated pyrite, often as discontinuous streaks parallel to banding/bedding, is present in most samples. This disseminated, streaky pyrite typically shows anhedral, quite irregular grain shapes. As pyrrhotite is the stable Fe sulfide phase at amphibolite grade conditions, it is possible that this disseminated pyrite at least in part replaces disseminated peak metamorphic pyrrhotite. Despite the common occurrence of pyrrhotite in carbonaceous units in the main Cosmo Mine Sequence, pyrrhotite is notably rare in the rocks examined, being preserved as only occasional small inclusions in arsenopyrite and lining a few fractures in quartzose nodules.

Late veins are almost all laminated, narrow quartz-carbonate-chlorite veinlets, lacking significant sulfides and not seen to have any associated with gold, in keeping with the observations of (Beeson, et al., 2015).

As noted above, many samples contain veins that can be confidently correlated with Beeson & Edgar’s work.

As the mineralized quartz veins are themselves not strongly pyritic (ie. most pyrite occurs along their margins and in immediate vein selvages, and also extends into veins along major fractures), I consider that this pyrite has been concentrated along vein margins during and after vein emplacement by redistribution (including by volume loss and pressure solution associated with vein formation and emplacement) of disseminated pyrite in the host metasedimentary rocks. Crawford confirms (Matthaei, et al., 1995a) suggestion that the fluids from which the veins formed had a significant magmatic component. Conclusion may be that gold is precipitated by mixing between high-temperature, granite-derived hydrothermal fluids and fluids derived from within the carbonaceous host rock package.

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Observations by (Miller, 2015) and Company project geologists have suggested that there is a tendency for higher Lantern gold grades to be associated with visible reddening, taken to be hematite alteration. However, the reddening is due to development of colloform- and botryoidal-textured Fe oxyhydroxides (likely to be mainly goethite and limonite) replacing chlorite in the quartz.

The hematite in these samples does not appear to be replacing pyrite. In fact, it is clear that pyrite seams grow directly across patchy hematite/Fe oxyhydroxides domains, and therefore the pyrite is certainly not being replaced by the hematite/Fe oxyhydroxides. No gold was observed associated with hematitic domains in these samples.

Figure 9-6 above shows hole CW101005 at 107m highlighting an example of banded silica-chlorite with actinolite/chlorite retrograde altered to red fe-oxyhydroxides, which also alter chlorite within the later quartz-carbonate crosscutting veins (yellow circles are halo spectral analysis sites).

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Electron Microprobe Study – Crawford part of May 2016 petrology studies (Crawford, 2006)

Using Scanning Electron Microprobe analysis all Lantern gold was found to have a Ag content of 10-14%, whether hosted in pyrite or in silicates. In the brecciated quartz vein sample from 91.6m in CW101005, across the axial Lantern mineralization arsenopyrite is the dominant sulfide and gold occurs dispersed as tiny grains within the arsenopyrite crystals and as coarser grains on fractures through the arsenopyrite. Significantly, gold on fractures was found to be consistently more Ag-rich (10-14% Ag) than the fine-grained gold in arsenopyrite cores (4% Ag).

Of interest, in CW93513 @ 288.45m, the electron microprobe study showed replacement of some relic magnetite within pyritized grains by Fe-pyrosmalite (Fe2+,Mn)8Si6O15(OH, Cl)10), a mineral usually encountered as small crystals trapped within fluid inclusions in quartz from diverse polymetallic mineral deposits. In this instance, the Fe-pyrosmalite likely results from interaction of post-veining briny fluids with magnetite and pyrite.

Further petrographic and other alteration characterization studies are warranted and planned for 2017.

9.1.2.2 Cosmo Mineralization Petrographic Study by Crawford (Nov 2016)

A three day site visit was made to the Cosmo and Brocks Creek core-yard facilities by Prof. Tony Crawford (A & A Crawford Geological Consultants) to study and select core samples for petrology and mineralogical or paragenetic studies. A ‘typed-section’ across the eastern FW limb was selected for whole rock geochemistry and petrographic analysis as part of a greater petrographic study where 43 samples were taken and >600 core photos gained for reference.

Those samples are awaiting thin section preparation ahead of Tony’s petrographic descriptions and other mineralogical studies.

Another planned study area using Tony Crawford is the selection of un-altered dolerite samples for whole rock analysis to assess the degree of gravitational fractionation across dolerite limb profiles. This would also provide a definitive ‘way up’ and thus a means of locating re-folded folds or dislocated and overturned dolerite limbs across the larger Cosmo trend and other Pine Creek Orogen projects.

9.1.2.3 Lantern Structural Study (Beeson, February 2016)

Dr John Beeson of Geoscience Now Pty Ltd conducted structural logging and measurement of key structures from oriented drill core, which at that time comprised six holes. This included graphic logging to illustrate structural form line trends and delineate key structural domains. The data was used to construct a sectional lithostructural interpretation to develop a Lantern targeting model. Three priority targets were then defined for the Lantern mineralization: up-down plunge, eastern fold limb and up and down dip in fold hinge and sliver pendants (fold ‘Axial’ areas). Findings from this study are;

  Several meter- to decameter-scale parasitic fold closures are evident down the western limb of the anticline (associated with repetition of the chloritic host rocks encountered down-hole). The parasitic folds are typically close to tight, show variable profile (rounded fold closures to almost chevron) and appear to be slightly non-cylindrical.

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  There is no evidence that a single host bed or section of stratigraphy is folded and responsible solely for the high-grade gold mineralization. There is a possibility that a series of beds can be a host and these can be easily misinterpreted with the sparsity of drill data above and below the rough section plane presently drilled.

Figure 9-7 displays Lantern rock types including:

(a)	Disseminated pyrite-arsenopyrite replacements after pyrrhotite sub-parallel to bedding and along the margins of silica nodules (CW101002, 14.4-14.8m, 2.3 g/t Au);
(b)	Phyllite with strong penetrative fabric and abundant sericite-chlorite pseudomorphs after cordierite poikiloblasts (CW101001A, 35.3-35.4m);
(c)	Chlorite-sericite-carbonate altered siltstone from the Lantern Zone (CW101001A, 73.5-73.8m, 2.27 g/t Au); and
(d)	Folded hematite-stained and chlorite-sericite-carbonate altered siltstone(?) with crosscutting quartz veins (CW101002 160.5-160.9m, 21.6 g/t Au).
  The penetrative fabric commonly observed in phyllite (see Figure 9-7 b) is also evident in Figure 9-8 (c) where it is observed to be oriented approximately axial planar to parasitic fold axis. The 20-30m domain of phyllite (west of 700 Lode) characterized by this same steeply-dipping penetrative fabric may reflect strong flattening in or proximal to the axial zone of the Cosmo- Howley Anticline. Figure 9-8 (f) shows the penetrative fabric data from the Lantern drilling plotted in stereographic projection; the fabric data is well clustered and shows an average orientation of 74o - >249o.

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  Stereographic calculations indicate that the parasitic folds plunge gently to moderately to the north to northwest with the average fold axis plunge being 66o - >304o. At this stage the relationship between metal distribution within fold hinges versus fold limbs remains unresolved. However, it is possible that mineralization may be preferentially focused within fold hinges, in which case the local fold hinge orientation may be a reasonable predictor of mineralization plunge.

Figure 9-8 above shows:

(a)	Fold hinge in chlorite-sericite-carbonate altered Lantern Zone with veins oriented sub-parallel and oblique to bedding (CW101002 78.6-79m, 2.39 g/t Au).
(b)	Folded bedding and bedding sub-parallel veins in greywacke; preserved biotite-quartz-feldspar (amphibolite facies) assemblage (CW101001A 260.5-261).
(c)

Close to tight folds in greywacke with hinge zones approaching a chevron profile; note that the main penetrative fabric is axial planar to the folds. Sericite-chlorite pseudomorphs after cordierite poikiloblasts are distributed along the axial planar fabric (CW101002, 39.5-39.8m).

(d)	Tight to isoclinal folds adjacent to quartz-carbonate-pyrite vein showing local limb attenuation and hinge thickening (CW101001A 101.2-101.6, 2.32 g/t Au).
(e)

Equal area, lower hemisphere stereographic projection of calculated intersections between folded bedding pairs and bedding- fabric pairs (axial planar) representing a proxy for local fold plunges at Lantern.

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a)	Equal angle lower hemisphere stereographic projection of axial planar fabric at Lantern.
  The six Lantern diamond drill holes intersected a number of significant crosscutting to sub-axial- planar fault zones and breccia zones that have a significant impact on mineralization with common chlorite and/or graphite on slip surfaces.
  Sub-axial planar (broadly N-S to NNW trending) faults predominantly show sinistral strike- displacement of unknown magnitude; faults with a broadly E-W orientation appear to show either dip slip (sense uncertain) or sinistral oblique-slip displacement of unknown magnitude. It is interesting to note that both of these fault trends are recognized in pit mapping above and slightly north of the Lantern drilling; indeed it has been possible to project some of the faults measured in drill core up dip into the open pit and correlate these with known faults in the old pit.

Figure 9-9 above shows:

(a)	Open brittle fault zone between 77-78m in CW101001A;
(b)	Portion of a healed fault evident as a prominent breccia zone between 95.5-108.2m in CW101002; the breccia-fill comprises re-cemented gouge, chlorite and carbonate;
(c)

Portion of a healed fault evident as a prominent breccia zone between 114.75-141.35m in CW101003. Breccia fill comprises re-cemented gouge and carbonate with minor chlorite seams; some breccia fragments are hematitic; and

(d)	Lower hemisphere, equal angle stereographic projection of faults measured from the Lantern drill core.

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•

Prominent, decameter-scale and smaller, centimeter-scale healed breccia zones are evident in some of the Lantern diamond drill holes (see Figure 9-10 for examples). These typically brittle breccia zones comprise angular to sub-rounded breccia clasts that show significant size variation (degree of comminution during milling). Internal textures in the breccia zones vary from jigsaw-fit through to chaotic, and clast supported to infill supported. Some breccia zones contain chloritic seams suggestive of localized brittle-ductile failure during brecciation. Breccia fill is typically dominated by re-cemented rock flour (gouge), chlorite and carbonate, some of which shows moderate to strong hematitic staining. The hematite stain is also evident along carbonate-bearing beds within wall rocks adjacent to hematitic breccia zones. Some of these hematite-stained wall- rocks also contain high-grade gold mineralization (e.g. Figure 9-7d).

•	These observations suggest that there may be a link between gold mineralization and brecciation.

•

Presence of hematite suggests introduction of an oxidized fluid along the breccia corridors and interaction with relatively reduced pyrite-pyrrhotite stable fluids typical of the arsenopyrite- bearing chlorite-sericite-quartz altered host rocks.

•

Much like other mineralised zones within the Cosmo–Howley Anticline, Lantern Zone contains a complex vein paragenesis. The main vein types from youngest to oldest (Figure 9-8 and Figure 9-10 show examples of vein types at Lantern) are:

-	Sparry to saccharoidal dolomite veins and replacements;

-	Carbonate-quartz (+/-chlorite-sulphide veins – non mineralized); and

-	Quartz-pyrite-arsenopyrite-pyrrhotite-carbonate+/-haematite veins (spatial association with gold mineralization).

•	Similar to the Callie Gold Mine in the Tanami region of the Northern Territory, crosscutting structures are likely to generate corridors of gold bearing vein arrays.

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Figure 9-10 highlights mineralization examples from Lantern including:

(a)	Dolomitic vein with minor pyrite proximal to margin and in late cavity fill with dolomite (CW101001A 365-365.2m).
(b)	Carbonate-quartz vein cutting haematic fractures and bedding replacements in chlorite-quartz-sericite altered greywacke.
(c)	Weakly laminated quartz-carbonate-pyrite vein (CW101001A 196.8-197.2m), 1.15 g/t Au).
(d)	Laminated, and brecciated irregular quartz-carbonate-pyrite–haematite vein i(CW101001A 17.8-18.1m ,4.45 gt Au).
(e)	Sugary to brecciated quartz-carbonate-pyrite-pyrrhotite-haematite vein cutting bedding (CW101001A 210-210.3m, 4.21 g/t Au).

The targeting model and single section structural interpretation made during this study has been replaced in late 2016 by a more detailed model following additional drilling and other studies. Separate 3D wireframes now exist for faults, litho-stratigraphic units, veining and gold mineralization, which were used for a resources estimation.

9.1.2.4 Sliver Structural Review by John Beeson (February 2016)

A total of seven diamond drill holes targeting the northern extension of the Sliver Zone were reviewed by Dr John Beeson to assist in building a preliminary geological model of this target area so as to assist with further drill planning.

Sliver host rocks encountered are similar to those in the Eastern Lode System. Gold mineralization is hosted by a nodular greywacke sliver within the eastern part of an intercalated greywacke, siltstone, phyllite and carbonaceous mudstone package.

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Mineralization is associated with alteration of the amphibolite facies biotite-quartz-feldspar assemblage typical of the broader greywacke sequence. The mineralization-related alteration comprises a dark-grey to greenish-grey chlorite-sericite-carbonate assemblage that is variably sulfidic (predominantly pyrite with lesser pyrrhotite). Relatively higher-grade gold mineralization is associated with fine- to medium grained, anhedral to euhedral arsenopyrite clots and aggregates up to several percent. The sulphide minerals commonly form as irregular trains and cryptically-laminated replacements along bedding planes; the sulphides locally form discordant fracture-fill within higher-grade intervals. There appears to be a reasonable correlation between gold grade and sulphide abundance (particularly arsenopyrite).

Figure 9-11 to Figure 9-12 present stereographic plots of the bedding and vein data from the Sliver Zone. The following observations are evident from the stereographic analysis:

Bedding dips steeply in a generally west to west-northwest dip direction (Figure 9-11a); different bedding orientations probably reflect non-cylindrical folding and re-orientation/deflection near faults and vein margins. Figure 9-11b,c and d show bedding measurements taken from intervals grading +1 g/t Au, +2 g/t Au and +5 g/t Au (respectively). These plots indicate that intervals hosting progressively higher grades show a significant re-orientation in trend. Bedding orientations measured from intervals grading +2 g/t Au and +5 g/t Au are well clustered and dip steeply southwest or northeast. As noted in the drilling at Sliver and elsewhere within the Cosmo-Howley Anticline, the host rocks rather than the veins appear to host the majority of the gold, with mineralization associated with bedding parallel silica-sulphide-carbonate replacements. These observations suggest that local anticlockwise deflections in the strike of the host sequence shows an association with higher gold grades in the Sliver Zone.

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Equal area lower hemisphere stereographic projections of bedding data from the Sliver northern extension drilling (Figure 9-11). The stereonets show:

  all bedding data from the Sliver norther extension;
  bedding data measured from intervals grading +1 g/t Au;
  bedding data measured from intervals grading +2 g/t Au; and
  bedding data measured from intervals grading +5 g/t Au.

It is apparent that arsenopyrite-pyrite associated veining shows an association with gold mineralization. Figure 9-12 presents a similar grade versus orientation analysis for veins measured in the Sliver drill core. Figure 9-12a shows all veins measured from the Sliver northern extension drilling. Veins measured from intervals grading +1 g/t Au, and +4 g/t Au are shown as Figure 9-12 b,c respectively. The vein data shown on Figure 9-12 shows a combination of gently-dipping to sub-horizontal veins and steeply dipping veins that generally trend between N-S and NE-SW. As the veins are filtered for progressively higher grade ranges the sub-horizontal vein set does not persist. The steeper vein sets persist through to intervals grading +1 g/t Au but show marked rotation in trend towards a NW-SE trend and E-W trends. The NW-SE trending veins appear to persist within intervals grading +4 g/t Au. The data is fairly sparse but the anticlockwise rotation of vein trends through higher grade ranges is consistent with observations from the bedding data (Figure 9-11).

These observations should be considered preliminary and require further investigation as drilling progresses. If it can more reliably be shown that locally rotated bedding and vein trends are a characteristic of higher-grade gold domains, then this may have implications for predicting planar continuity trends within mineralized zones. The orientation of the fold axis within mineralised zones may have some potential as a predictor of linear continuity trends within these zones. As such it would be useful to maintain the density of structural measurements currently being collected and/or increase the density of structural measurements taken within mineralised domains.

Figure 9-12 shows equal area lower hemisphere stereographic projections of vein data from the Sliver northern extension drilling. The stereonets show:

(a)	all vein data from the Sliver norther extension;
(b)	vein data measured from intervals grading +1 g/t Au; and
(c)	vein data measured from intervals grading +4 g/t Au.

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9.1.2.5 Research for Historical Pit & Local Mine Geological Mapping Plans

To better understand the emerging gold target at Lantern and identify new near-mine targets, historical maps and plans were compiled throughout 2016 and integrated into 3D mine and drilling data. The first of these were pit maps from mining in the 1988-1995 period. Two pit geological maps were used to inform fault wireframes in the Phantom pit;

1.

(Matthai, et al., 1995) ,which was based on mapping by PhD student Stephan Matthäi during the period 1991-1994 when pit mining ceased. He has taken the bench maps and either projected upwards or downwards to some floor or bench heights. This map was recently proofed by site geologists, and subsequently by structural consultant Dr John Beeson who found it to be a solid interpretation of the pit information available -see (Beeson, et al., 2017). (Figure 9-12a)

2.

Dominion Mining compilation map (at 1100mRL) by Steve Rose (Chief Mine Geologist) – interpretation map with many structural measurements, which was compiled about 1991-92 at a relatively early stage of mining. It has good small scale detail for the Cosmo pit folds & main faults, but less so for the Phantom pit, as the Cosmo pit would have been deep than the Phantom pit. There was also a academic understanding that the Phantom stratigraphy was part of the ‘Wildman Siltstone’ with tectonic separation from the Koolpin Fm. as seen in Cosmo pit. This would have been the Phantom Thrust of Matthäi, which part of now is referred to as the F1 Fault, a major E- W striking north dipping (-40o) thrust fault. Maybe without seeing the nodular ‘100 Lode style’ units in the Phantom pit they concluded this, but drill core and mining (1010RL & decline development) has clearly shown that similar nodular carbonate-graphitic (weakly) units do occur amongst the Lantern Inner Metasediments, albeit at lower volumes and less obvious stratigraphic continuity. The original version of this map was apparently lost in a fire on site, but A4/A3 sized scans of it have made a tile compilation possible. It was digitized by Crocodile Gold but all the detailed structural info and other small sized comments left off the digital version. (Figure 9-12b)

Efforts were also made to locate other detailed pit flysch or sections used by Dominion Mining during operations, with contact made with relevant geological personnel who worked in the pits (Antony Sheperd, Rudy Vooys, Steve Rose, Stephan Matthäi and Nick Burn). Although useful in gaining understanding about the geological concepts employed during pit mining no further sections or plans were directly obtained.

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Figure 9-13 shows open pit interpretation maps of Cosmo used to assist Lantern Fault Modelling;

(a)	Dominion Mining Map at 1100RL circa 1991, S. Rose compilation,
(b)	Multi-level map by S. Matthäi Made as part of his Phd Thesis and published in Econ. Geol. (1995a). The other unlabeled grid is GDA94.

The maps are reasonable consistent, with more pit wall lithologies resolved to higher detail in the Matthai map. However, the Phantom pit shows some major differences in structural orientations, especially the NW faults which in Matthai’s map are 300o compared to 320-340o in the Dominion map. Both show the Cosmo-Howley Anticline axis with the same orientation and location in the Phantom pit (Mathai map with -45o plunge shown), however, the Dominion map suggests at least minor F1 Fault parallel structures occur across the axis closely underlying the F1 Fault (“Phantom Thrust” in Figure 9-14).

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Superposed Folds
RL 1170
Main Pit
Isoclinal Folds
RL 1090
Main Pit Shear
Phantom Thrust
RL 1110
F9
Phantom Pit
Foliation of Sup. Fold
RL 1150
0 50 100
Approx. Metres
4700
4800
4900
5000
5100
5200
5300
1800
1600
1400
1200
1000
Newmarket Gold
Cosmo / Phantom Structural Mapping
19 February 2017
Cosmo Grid
Legend
Diabase
Silicified Metapelite
Carbonaceous Slate
Hornfels
Slate
Dolomite
Biotite Schist
Osborne Lode
Bedding
Overturned Bedding
Vertical Bedding
Strike-Slip Fault
Fold Axis
Major Fault
Reverse Fault
Pit Outline (1991)

FIGURE 9-141995 SIMPLIFIED STRUCTURAL MAP OF THE COSMO (MAIN) AND PHANTOM OPEN PITS

Figure 9-14 above shows a simplified structural map of the Cosmo and Phantom open pits as published by (Matthaei, et al., 1995a) using pit mapping conducted from 1991. Dashed lines define the pit outline, flysch bench levels and pit floor so that the areas between 1090RL and 1170RL represent the pit wall mapping, which is projected into plan view. Larger faults are colored over blue. Hornfels referred to by Matthäi correlates with the metamorphosed nodular units such as Lode 100 or 200.

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Note that large single quartz veins (silicified nodular chemical sediment beds?) are mapped as continuous stratabound units over 100m long on the western limb – one such is named the Osborne Vein as shown in Figure 9-14.

As part of the target review across the Cosmo to Bon’s Rush Gold Trend the area south of Cosmo Mine site was researched for past exploration data and geological maps were gained from a number of sources to assess the Lantern to Liberator portion of the Cosmo-Howley Anticline (see Figure 9-15). Generation of a litho-structural Cosmo south regional map (Figure 9-15) was greatly aided by field fact & interpretation maps of (Wilkinson, 1982) and 2011 mapping by David Reid for Newmarket Gold .

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9.1.2.6 Cosmo to Bon’s Rush Structural Trend & Target Generation Review

Total past production and current resources of the Pine Creek Orogen is >13Moz, the bulk of these ounces being defined since 1983. Despite a legacy of ~30 years of ‘modern’ exploration, potential exists to discover additional high-value gold resources and the Cosmo to Bon’s Rush Trend has been selected as the first project.

The Cosmo gold trend stretches from near the Cosmo Deposit in the south to the Goodall Mine in the north. This is a trend of over 30km with numerous, almost continuous mineral occurrences noted along the trend including Bon’s Rush, Bridge Creek (not owned by the Company) and the Howley Deposits (Figure 9-16). The Western Arm, Rhodes and Kazi Deposits seem to be outside this trend on parallel fold axes in areas of flexure. Detailed controls on mineralization are not well understood and the ongoing study aims to assist with future exploration targeting and prospect ranking.

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The Cosmo-Howley Anticline is a macroscopic NW swinging to north trending, asymmetric, tight, non-cylindrical fold located 5-10km from the southwest and western surface boundary of the Burnside Granite. The Cosmo-Howley Anticline hosts the largest mineralized deposits in the area. Due to the doubly plunging anticlinal structure, the sediments exposed at surface change along the axial trace younging from Cosmo-Howley to Big Howley, reversing south of Bridge Creek and again south of Bon’s Rush (Mt Paqualin) -(Figure 9-17). The stratigraphic position of these deposits is important as this controls the style of mineralization.

The process includes the review of the current Mineral Resources at Kazi and Western Arm Deposits, which have shown a higher-grade trend within the drilling and modelled data. Some of these structures may be suitable for higher-grade underground mining and may also change how to target mineralization along the Cosmo trend.

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As part of the overall approach being used to assess various targets areas (Kazi, Bon’s Rush, Western Arm, etc.) appropriate consideration is being given to the following:

•	determining most likely mineralization controls;

•	implications of these controls on both determining the likely gold endowment of each target as well as what opportunities exist to extend each target;

•	assessing the quality and reliability or previous exploration data;

•	developing appropriate follow-up exploration programs (re-sampling drill core, mapping/sampling surface and pit exposures, infill/extensional/confirmation drilling); and

•

benchmarking the potential of each target based on potential tonnage and grade in context of the more obvious geological and economic risk factors peculiar to each target (interpreted geometry, continuity, up-side, location with respect to infrastructure).

Regional re-interpretation of magnetic, radiometric, VTEM and gravity survey data is being done with a primary aim of building a more comprehensive structural geological layer that assists in understanding the distribution of mineralization, understanding variations in mineralization style across the project area and assist in targeting and prioritizing ongoing exploration.

Work to date has built an integrated 3D and GIS framework to assess targets of largest discovery scales. All main Areas of Interest (AOI) for exploration along the trend have been defined with follow up actions noted for each and “best of geology” FACT & INTERP maps made. It is planned to document the whole Project Target Generation process so it can be efficiently rolled out upon other NT project areas such as Brocks Creek or Union Reefs etc.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.1.2.7 Kazi Structural Review by John Beeson

The Kazi gold deposit is a NNE-trending mineralized zone possibly linked to a northeasterly, kilometre-scale deflection from regional northerly stratigraphic-structural trend. A northwest trending corridor of mineralization is suggested by alignment of Kazi with Bon’s Rush and Rhodes but at present a related controlling structure has yet to be identified (this structure may be a regional dextral kink axis rather than a discrete fault-like structure).

Moderately west-northwest dipping, relatively planar mineralized zones with linking mineralized zones show a slightly gentler dip and slightly more north-westerly dip. There is also indications of similar splay structures penetrating the immediate footwall of the main mineralized zone.

Intersection of the moderate west-northwest-dipping mineralized zones with the shorter-dip-length mineralized splays appears to be associated with two moderately-steeply north-plunging shoots.

Some of the drilling has not been drilled deep enough to adequately tested the footwall splay system at the northern end of the Kazi mineralized zone. Testing for additional shoots along strike appears to have been limited.

The fold-fabric model proposed in the B.Sc.(Hons) (Clayton, 1996) thesis appears to be appropriate. Mineralized intervals are associated with cryptically laminated, streaky to clotted, pale blue-grey quartz-carbonate-chlorite-sulfide veins. These veins appear to form in two main orientations: sub-parallel to the dip of mineralized wireframes (approximately fabric-parallel) and at a high angle to fabric (these latter veins are relatively subordinate and tend to be folded). Arsenopyrite is locally evident within veins (along fractures), along vein margins and within vein selvedges. Milky quartz veins appear to overprint these veins (and may be barren).

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December 2016	Northern Territory Operations

FIGURE 9-20EXAMPLE OF KAZI QUARTZ VEINING FROM MINERALIZED INTERVAL IN DRILL HOLE SGD2, 93.5-96.9M

FIGURE 9-21EXAMPLE SHOWING THE TWO MAIN VEIN ORIENTATIONS AT KAZ SGD2, 92.3-92.6M

FIGURE 9-22KAZI LAMINATED QUARTZCCARBONATECCHLORITE SULFIDE VEIN WITH ARSENOPYRITE AND BLEACHING (SERICITE-CARBONATE?) ALONG VEIN SELVEDGE, SGD2, 86.4-86.6M

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December 2016	Northern Territory Operations

9.1.2.8 Lantern Selective Quarter Core Sample Studies

Selective ¼ core sampling and gold assay of two Lantern core holes (CW93513 & CW101001A) was undertaken to assess the relative proportion of gold in quartz veins compared to the matrix wallrock alteration in narrow and highly gold anomalous intersections showing visible gold in the quartz+/-carbonate veins. From the six samples it is suggested gold is also present as finer grained distributions amongst the matrix alteration than singularly in the late x-cutting quartz veins, which were removed from the ¼ core submitted to assay. If this conclusion holds, it is a positive outcome with Lantern having a baseline amount of very fine gold, which may be stratigraphically continuous and also less correlatable coarser grained gold in late quartz-pyrite-carbonate (+/-sericite/chlorite/pyrrhotite) veins.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.1.2.9 Lantern Stereonet Structural Analysis

As part of the Lantern resource modelling all valid structural measurements from Lantern core holes was provided to John Beeson who undertook stereonet structural analysis of the data, this information was not included in a report but the details were given to the Mine Geologist for use in future logging and wireframing activities. Results of this analysis are provided below with vein codes used being;

TABLE 9-1 LOGGING CODES FOR LANTERN PROJECT

Vein	Description
Va	Talc rich zone in ultramafic
Vb	quartz carbonate typically boudinaged
Vc	carbonate +/- quartz late stage
Vcb	carbonate vein
Vch	chlorite vein
Vdt	quartz with py +/- apy pressure shadow boudinage (large)
Ve	dark brown non magnetic veins in chert
Vf	quartz + chlorite + carbonate in chert
Vgp	quartz with py +/- apy pressure shadow boudinage (small)
Vh	chlorite/pyrite thin wispy black veins
Vk	carbonate+/- chlorite in ultamafic
Vm	quartz carbonate chlorite/sulphides
Vp	sulphides +/- chlorite +quartz + chert
Vqb	quartz carbonate vein
Vqc	quartz chlorite vein
Vqh	quartz+chlorite+pyrite vein
Vqk	quartz K-feldspar veining +/- sulphides
Vqm	quartz molybdenite
Vqp	quartz pyrite vein
Vqt	quartz tourmaline vein
Vqz	quartz vein
Vs	late stage quartz veins (grey)
Vt	magnetie + chlorite in chert
Vy	quartz + carbonate + molybdenite + pyrite
Vz	quartz + tourmaline
Xc	breccia with carbonate matrix
Xm	breccia with chlorite +/- magnetite matrix
Xo	breccia with O alteration matrix
Xq	breccia with quartz matrix
Xt	quartz tourmaline breccia

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 9-26 shows lower hemisphere stereonet plots of all bedding, faults and foliations. The foliation data looks to be fairly consistent but there is one strangely oriented measurement that may be a measurement or orientation error. The Fault data shows the usual complexity with predominant WSW and ENE dips with other orientations also represented. The bedding data still indicates a moderately-steeply NW plunge for the local fold axis. The bedding-grade subsets suggest that the steeply SW dipping limb hosts the bulk of the high-grade gold-bearing structures.

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December 2016	Northern Territory Operations

Figure 9-27 shows lower hemisphere stereonet plots showing all vein data (regardless of vein type and including veins that have no logged structure code, i.e. vein type log code = null). This data has been subset by grade of each interval within which a vein was measured (veins from intervals grading >1 g/t Au and >5 g/t Au are shown: see next Fig for veins measured within higher grade intervals).

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Figure 9-28 is continued from the previous figure. Lower hemisphere stereonet plots showing veins (undivided by vein type) measured from intervals grading >10 g/t Au and >25 g/t Au. The RHS stereonets show data from veins that contain visible gold. This and the last slide indicate that high-grade veins commonly dip moderately-steeply SW-WSW, with lesser moderately NNW-NNE dipping veins and minor steeply S-dipping veins. There is a clear intersection point defined by both the veins measured from within high-grade intervals and veins that contain visible gold. This vein intersection plunges approximately 50-600 towards the NW. The veins with visible gold indicate a slightly gentler plunge (between 200-400 to the NW) this may indicate a local-scale high-grade and/or high-tonnage shoot orientation(s). A variety of veins have been logged as containing visible gold, either in the vein or in the vein selvedge. The majority of veins that have visible gold logged within are Vqh, with Vqb veins also comprising a major but subordinate part of the visible gold bearing vein population. A few Vqz, Vm and Vqp veins have also been logged as containing visible gold.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 9-29 is showing the lower hemisphere stereonet plots of veins that have a logging code for vein type (i.e. all veins with vein type log code = null have been excluded). More than half of the veins contain no log code for vein type (i.e. vein type = null). The stereonets have been subset into intervals that grade >1 g/t Au and >5 g/t Au; higher grade subsets are shown on the next Fig.).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 9-30 is continued from the previous figure. Lower hemisphere stereonet plots of all veins with a logged vein type that have been measured from intervals that grade >10 g/t Au and >25 g/t Au. The RHS stereonet plots show veins that contain iron oxy-hydroxides (the majority, or just over 80% of these ‘red’ veins, were measured from Au-bearing intervals that have a grade >0.2 g/t Au). This suggests that the ‘red’ veins are closely but not exclusively related to gold mineralization (i.e. if iron oxy-hydroxides are evident in the veins then they are quite likely to be localized within gold anomalous intervals but the absence of iron oxyhydroxides in veins is not an indicator of the absence of gold mineralization). Despite removing the veins where vein type = Null the resulting average vein orientations and predicted vein intersection plunge ranges are quite similar to stereonets that have used all of the vein data (including veins with a vein type = null). The average calculated plunge of trend vein intersections is steeper but the data looks very similar to the high-grade vein data evident on the stereonet plots shown on this slide). They thus appear to be a subset of the gold-bearing vein population rather than a different vein set.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 9-31 represents the pivot table showing total number of veins logged under each log code. The majority of veins by far have been logged as Vqh. Other vein types have been logged with Vqb, Vqp, Vqz and Vm being the next four most commonly logged vein types (in that order). The five lower hemisphere stereonet plots show the data for Vqh, with Vqb, Vqp, Vqz and Vm as a means of determining whether or not there is any significant difference in the orientation of these apparently different vein sets. The Vqh (Qz-Chl-Py) veins appear to have some variability in strike and dip but show a reasonable clustering of poles. The Vqp (Qz-Py) veins are a much smaller population in the logged data but potentially show a similar orientation range as the Vqh veins (this may mean that Vqh and Vqp are the same generation of veins). The Vqb (Qz-Cb) veins show some similarities to Vqh and Vqp veins but a greater variety in trend is evident (with three distinct pole clusters evident on the steronet plot). This potentially indicates that the Vqb veins may be a different vein generation compared to Vqh and Vqp veins (blue arrows show potential related data sets). The Vqz veins, also a very minor population in the logged data, show a distribution most similar to Vqb veins, and thus Vqb and Vqz veins may be part of the same vein generation (again the blue arrows indicate potentially related vein sets. It thus appears possible that at least two vein generations are present: Vqh-Vqp-Vm and Vqb-Vqz. A paragenetic analysis may be worthwhile to add some detail.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.2	UNION REEFS AREA

Historical exploration activity is summarized in Section 7.3 of this report. The exploration work completed by Crocodile Gold/Newmarket Gold relates to improving the geological understanding. This information is outlined below.

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December 2016	Northern Territory Operations

9.2.1	ESMERALDA MINE AREA

Esmeralda and Caroline Deposits (collectively under ML27999) and on the Mary River Pastoral Lease covers approximately 834 hectares and are situated 170km southeast of Darwin and 8km northeast of Pine Creek (Figure 9-33) (Shaw, 2005) It is located 6km down strike (southeast) of the Union Reefs processing facility. Underlying lithologies belong to the Mount Bonnie Formation. Mineralization has previously been described as being hosted within anticlinal shears and subsidiary fault splays in Zone A with anticlinal shears, analogous to the southern Union Reefs mineralization style within Zone B.

Mapping Program - 2014

Crocodile Gold commissioned W.P. Karpeta of Bastillion Pty Ltd to conduct a mapping project over the Esmeralda project area for six weeks from April 15, 2014 to May 25, 2014.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Esmeralda Area has three main areas of gold mineralization, Esmeralda A, B and C, together with a single known base metal occurrence, Caroline.

The aim of the mapping exercise was to establish the distribution and geometry of the mineralization in areas A, B and C (Caroline South). Grab samples were taken of key rock types during the mapping field work. The results of the mapping exercise were as follows:

Sedimentology & Palaeovolcanology

Five lithofacies (Lithofacies A to E) have been identified in the Mount Bonnie Formation in the Esmeralda area; slates, greywackes, cherts & massive and banded siliceous rocks. These are thought to represent a shallow, mostly muddy marine shelf environment (slates and greywackes) influenced by occasional submarine felsic volcanic eruptions (cherts, massive and banded siliceous rocks). These felsic volcanic systems may have produced VMS deposits, which could have had low-grade gold mineralization (~0.1 g/t) that was remobilized during regional and/or thermal metamorphism and concentrated in suitable sites. The mechanism appears to be quite common elsewhere in the world.

Intrusives

A single example of an aplitic sill, 5cm thick, was seen in the Esmeralda A area in a greywacke/slate sequence approximately 100m away from the granite/sediment contact. This may be associated with the Allamber Springs Granite.

A deeply weathered, NW-SE striking 5m thick dolerite dyke was seen in the road cut in the southern part of Esmeralda and another deeply weathered NW-SE striking 2m thick dolerite dyke was seen in an old trench just north of the Caroline area. These may represent strike continuations of the same intrusive and can be traced from aeromagnetic results. They may represent Zamu type dolerites. Two other thin (<1m) NW-SE striking lamprophyric dykes were seen in the Esmeralda A area and south of Caroline Hill.

The large irregular intrusive body of the Allamber Springs Lobe of the Cullen Batholith marks the eastern boundary of the Esmeralda area. Its intrusion has hornfelsed the sediments in contact with it.

Structure

Bedding in the Esmeralda area is dominated by steep dips (>70°) towards the NE and SW, related to the tight to isoclinal NW-SE striking folding. Younging directions marked by graded bedding and ripple marks were observed on bedding planes enabling the fold facing to be ascertained and indicating that the western limbs of the major anticlines are mostly the right way up and the eastern limbs are overturned.

At least three foliations/cleavages have been observed, an earlier axial planar cleavage dipping steeply SW associated with the tight NW-SE striking folds, a NW-SE zonal anastomosing shear foliation associated with the strike-slip faulting and a later cross-cutting moderately eastward dipping fracture cleavage possibly associated with the Allamber Springs Granite intrusion.

Three phases of folding were seen in the Esmeralda area, an early steeply plunging, asymmetric set of folds confined to Lithofacies E, interpreted as flow folds in felsitic lava flows, a subsequent upright, shallow plunging tight fold set formed under NESW compression and a later set of tight steeply plunging small scale folds associated with sinistral and occasionally dextral shear zones.

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Early bedding plane parallel thrusting can be seen in the Esmeralda area marked by small duplexes with northeastwards vergences suggesting an early SW-over-NE thrusting event. This early thrusting may have been responsible for the initial folding of the rocks whereas later thrusting resulted in the displacement of fold axes to the NE, as at Esmeralda A.

NW-SE and NE-SW striking shear zones are found in the Esmeralda area marked by shear foliation, asymmetrical, steeply plunging folds and sulphide-mineralized brecciation in greywackes. A dominant early sinistral but subordinate later dextral sense of movement is indicated.

Several generations of quartz veins have been encountered: early barren, massive, white quartz veins, then subsequent barren, sheared white quartz veins and finally late massive and brecciated auriferous grey quartz -tourmaline veins. The early massive white quartz veins appear to represent saddle reefs on the culminations of second order upright folds (F2) of the D2 deformational event. The sheared quartz veins occur within and between the sinistral shear zones of the D3 deformational event. The late massive gold bearing quartz tourmaline veins are also found within and between the sinistral shear zones of the D3 deformational event but closer to the granite. Despite their differing parageneses, all these quartz vein generations appear to be parallel to bedding.

Mineralization and Alteration

Five alteration types were noted during mapping comprising silica, epidote, chlorite, tourmaline, and sericite.

Silica alteration involves the silicification of the massive and banded siliceous lithologies (Lithofacies D and E) and the country rocks around the quartz veins. The former is probably due to seafloor early diagenetic alteration/remobilization of silica in felsic volcanic rocks.

Pyrite alteration occurs in two settings: as randomly distributed euhedral-subhedral cubes up to 20mm across in the massive and banded siliceous lithologies (Lithofacies D and E) and as disseminated anhedral aggregates around quartz veins and in altered/sheared greywackes. The former may be due to early propylitic alteration and the latter due to alteration by regional and/or thermal metamorphic fluids.

Epidote alteration comprising irregular fine-grained patches of epidote was noted in the massive and banded siliceous lithologies (Lithofacies D and E), especially near the thicker developments of these lithologies. This alteration is possibly related to propylitic alteration produced by the migration of Fe- and S-bearing hydrothermal fluids.

Chlorite alteration was again noted in the massive and banded siliceous lithologies (Lithofacies D and E) associated with epidote-pyrite alteration.

Fine needles and rosettes of black tourmaline are found in the auriferous quartz veins at Esmeralda A but are rarer elsewhere in the meta-sedimentary rocks at Esmeralda.

Sericite alteration comprising irregular disseminated books of sericite is found mainly around shears and quartz veins associated with pyrite and tourmaline alteration especially in greywackes.

Metamorphism of the rocks in the Esmeralda area has resulted in two types of metamorphic alteration, an earlier regional metamorphism and a later thermal metamorphism. The regional metamorphism is

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

generally Upper Greenschist with the formation of biotite, chlorite, andalusite and garnet in the shales. The Zamu Dolerites also show Upper Greenschist metamorphism with the formation of amphibole, chlorite, sericite, biotite and albite. The thermal metamorphism associated with the intrusion of the Allamber Springs Granite has resulted in the formation of garnet, amphibolite and cordierite in a sillimanite to hornblende- hornfels 300m wide around the granite.

Gold Mineralization

Gold mineralization was detected in four areas, the already drilled Esmeralda A and B areas, an area of shearing south of Caroline (Esmeralda C) indicated by geochemical anomalies and rock chip samples and an area to the NW of Esmeralda A and to the NE of Esmeralda B (here termed Esmeralda D). Base metal mineralization has been noted at Caroline. The gold mineralization in Esmeralda A occurs in a series of NNW-SSE striking, bedding plane parallel quartz-tourmaline veins associated with pyrite-sericite alteration in a sequence of alternating slates and greywackes. The extent of this gold mineralized vein system is governed by a WNW-ESE striking cross fault to the north and the hornfelsed aureole of the Allamber Granite to the south. The gold mineralization at Esmeralda B again occurs in a series of NNW-SSE striking, bedding-plane parallel quartz veins in an alternating slate/greywacke sequence. This mineralization appears to be cut off to the north by the same WNW-ESE striking cross fault. The southern end of Esmeralda B is not constrained but disappears under a cover of siliceous rubble towards Caroline Hill. The gold mineralization at Esmeralda C occurs in a NNW-SSE striking sinistral 5m wide shear zone cutting through a 20m thick greywacke unit and is limited by cross faulting to the north but is unconstrained to the south. The gold mineralization at Esmeralda D was located by chip sampling (up to 0.3 g/t Au) and comprises alteration in the culmination of a major NNW-SSE striking anticline. It is cut off to the south by the same WNW-ESE striking cross fault as Esmeralda A but is unconstrained to the north.

The base metal prospect at Caroline has been looked at in the field and comprises massive sulphides in an epidote-chlorite altered brecciated siliceous bed (Lithofacies D). It is thought to represent a poorly developed VMS body and may indicate that other better developed VMS bodies may be in the area. Some gold mineralization is also present.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Legend
Structural
Fault
Fault, Approximate
Anticline
Syncline
Geology
Alluvium
Brecciated Greywacke
Chert
Ferricrete
Granite
Greywacke
Hornfels
Massive Quartz
Rubble
Silicified Slate, Laminated BIF
Slate, Shale
Newmarket Gold
Esmeralda
2014 Geology Mapping
17 February 2017
MGA94 Z52
0
0.25
0.5
Kilometres

FIGURE 9-34ESMERALDA GEOLOGICAL MAPPING CARRIED OUT BY W P KARPETA

West
East
Mineralization
D3 Cross
Fractures
F2 Fold
Granite
Esmeralda B
Esmeralda A

FIGURE 9-35SCHEMATIC EAST-WEST SECTION THROUGH ESMERALDA A AND B WITH MINERALIZATION MARKED IN ORANGE

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Along with the structural measurements, a total of 64 grab samples were collected from the Esmeralda Deposit (Figure 9-37). The results for these samples can be viewed in Table 9-2 below.

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December 2016	Northern Territory Operations

805000
805500
806000
806500
0.33
4.62
0.99
0.97
1.04
Esmeralda B
2.34
Esmeralda A
Caroline
0.89
0.34
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
Newmarket Gold
Esmeralda
2014 Grab Samples
17 February 2017
MGA94 Z52
0
0.25
0.5
Kilometres
Legend
Grab Samples
Au g/t
< 0.01
0.01 - 0.10
0.10 - 0.30
0.30 - 1.0
1.0 +

FIGURE 9-37ELR97 GRAB SAMPLES LOCATIONS AND RANGE OF ASSAYS - AU G/T

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December 2016	Northern Territory Operations

TABLE 9-2 2014 ESMERALDA GRAB SAMPLE RESULTS AU G/T

Easting	Northing	Au	Easting	Northing	Au
805373.9	8477941.5	0.33	806079.0	8477487.0	0.15
805350.2	8477974.5	0.04	805988.0	8477525.0	-0.01
805339.8	8477996.1	0.13	806031.0	8477383.0	0.04
805340.5	8477995.5	0.01	806217.0	8477300.0	0.1
805537.6	8476986.8	-0.01	805395.0	8477802.0	-0.01
805563.1	8477025.4	0.22	805376.0	8477838.0	0.02
805565.7	8477023.2	0.04	805151.0	8477942.0	0.04
805661.6	8476999.8	0.08	806571.0	8476226.0	0.01
805889.9	8477538.6	-0.01	806732.0	8476090.0	0.22
805839.4	8477754.7	-0.01	807183.0	8475778.0	0.06
805802.9	8477748.2	0.01	805126.0	8477505.0	0.97
806158.0	8476654.0	-0.01	806963.0	8476089.0	0.03
806065.0	8476696.0	-0.01	806628.0	8476385.0	0.03
805314.6	8477405.1	2.34	806607.0	8476283.0	0.03
805729.9	8476940.5	0.11	805817.0	8476692.0	-0.01
805752.2	8476909.9	0.01	805820.0	8476675.0	0.1
806030.6	8476721.7	-0.01	805643.0	8476578.0	0.11
805845.0	8476925.1	0.18	805643.0	8476578.0	0.89
805207.0	8477504.0	0.17	806165.0	8476475.0	0.25
805202.0	8477499.0	1.04	806159.0	8476472.0	0.26
805085.0	8477601.0	0.09	806212.0	8476462.0	0.19
805267.0	8477448.0	0.03	806213.0	8476463.0	0.34
805222.0	8477657.0	0.01	806252.0	8476328.0	0.04
805305.0	8477565.0	-0.01	806331.0	8476443.0	-0.01
805205.2	8477233.0	0.06	806073.0	8476599.0	-0.01
805102.1	8477189.3	0.02	806314.0	8477236.0	0.11
805050.0	8477207.0	-0.01	806577.0	8477020.0	-0.01
805040.8	8477208.8	0.05	805570.0	8477849.0	-0.01
805030.3	8477242.3	-0.01	805082.0	8478093.0	-0.01
805032.0	8477550.0	0.09	805082.0	8478093.0	-0.01
805080.9	8477606.4	0.99	805082.0	8478093.0	-0.01
806205.0	8477384.0	0.19

Historical Exploration Work and Results

Prior to the 2015 RC and diamond drill program at Esmeralda Zone A and B, Esmeralda and Caroline had 179 RC holes, three diamond tails and two diamond holes to develop an Inferred mineral resource of 1.26Mt at 1.62 g/t Au with a 0.7 g/t Au cutoff. This is comprised of 550,000t of oxide at 1.58 g/t Au, transition of 120,000t at 1.5 -2 g/t Au and a fresh mineral resource of 590,000t at 1.67 g/t Au, all in the Inferred category(NB1). Twenty eight of these holes are within the Caroline leases, down strike from Zone B and have not been historically reported in conjunction to the Esmeralda holes and are not a part of the current mineral resource.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of MineralRresources and Mineral Reserves, may not comply with NI43-101 and is not considered by either the Authors or the Company, as current Mineral Resources or Mineral Reserves, as the Authors have not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves.

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December 2016	Northern Territory Operations

Exploration over these leases is relatively mature with infill drilling within the current mineral resource and further drilling down strike of Zone B proposed to increase confidence and volume of what has been previously modeled.

No mining activities have been recorded on either Esmeralda or Caroline, however, some small workings and an in-filled shaft have been recorded at Caroline (Bajwah, 2007c).

The Armadeus Gas Pipeline crosses the east flank of Zone A, which has potential to effect project economics (Makar, 2005a) (Figure 9-38).

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Geomin Exploration undertook stream sediment and follow up soil sampling and costeaning in 1968, defining the Caroline base metals anomaly (Bajwah, 2007c) (Butler, 1991). Costean results adjacent to the old shaft included 3.64m with 5.2% Pb, 0.47% Zn and 40.3 g/t Ag. Over a different anomaly a costean is reported to have intersected 1.83m with 2.9% Pb, 0.35% Zn and 102.3 g/t Ag.

Cyprus established the Zone A and B deposits through a soil sampling program in 1990-1991. Zone A was found underlying a gold anomaly and Zone B underlying an arsenic anomaly. Follow up rock chip sampling confirmed the anomalies and drilling over the zones was undertaken. In 1992-1993 Cyprus undertook an IP/resistivity survey, which suggested that Zone A deposit was offset to the west at the south end and did not pass under the gas pipeline although drill results do not support this. In 1996 Acacia Resources commissioned an airborne magnetic and radiometric survey to be undertaken. From 1994 to 1999 Acacia Resources held the license to Esmeralda. Nine costeans were dug along grid northings of anomalous gold sites in 1996.

In 1997 50 RC holes and one re-entry were completed.

In 1998 Acacia Exploration Darwin completed a rock chip sampling program over potassium-altered zones between Zones A and B with no significant results.

In 1999 channel chip sampling was undertaken over a quartz tourmaline vein area with no results considered worthy of follow up from the 30 samples taken.

2000-2001 AngloGold took over Acacia Resources but did no fieldwork.

In July 2003 AngloGold closed Union Reefs and put the property up for sale; in 2004 Burnside Operations took over the leases. In 2005 Burnside Operations undertook a review of previous work done and created a work proposal for 2006.

9.2.1	ELIZABETH MINE AREA

In 2012 Crocodile Gold elected to selectively look at some of its gold assets in the Union Reefs area to ultimately determine if some of them required additional work to determine their potential economic viability. The Elizabeth Mine was chosen for further study due to the high-grade nature of past production and its proximity to the Unions Reefs mill facility.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

R.M. Biddlecombe (1985) (Biddlecombe, 1985) estimated a possible mineral resource volume of approximately 300,000t of material grading 8 g/t Au and 25 g/t Ag based on an unsubstantiated outline of mineralization displayed in Figure 9-40 Without further drilling and confirmation at depth there is no reason to believe this mineralization may be present (NB1). An examination of the old underground workings by Biddlecombe indicated everything within 30m of surface has been mined out. The Author has noted that there is evidence of open stopes at surface.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of MineralRresources and Mineral Reserves, may not comply with NI43-101 and is not considered by either the Authors or the Company, as current Mineral Resources or Mineral Reserves, as the Authors have not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves.

The historic workings at Elizabeth are centered on narrow 1 to 2m wide, steeply east dipping, shear hosted quartz veins near the interpreted western margin of the Pine Creek Shear Zone. The old workings occur over two NW striking ridges that are cut by the McKinlay River with the northern ridge having been subjected to more extensive historical mining activity.

During the period 1875-1897 the Elizabeth Mine reportably produced 3,450oz of gold averaging about one ounce gold per tonne (Stuart-Smith, et al., 1993). The down dip and plunge potential of mineralization is largely untested.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 9-3 ROCK CHIP SAMPLING INFORMATION FOR ELIZABETH

ID	Easting	Northing	Type	Location
EL-01	797694	8489289	chloritic slate with qtz	dump N most shaft, central workings
EL-02	797713	8489226	Qtz with chloritic slate	dump central workings
EL-03	797721	8489140	chlorite, sericite altered bedrock	shaft dump E of central workings
EL-04	797715	8489139	gossan like oxidized qtz with bedrock	shaft dump E of central workings
EL-05	797710	8489140	sericitic bedrock with trace qtz	shaft dump E of central workings
EL-06	797820	8489156	Qtz with altered slate and greywacke	dump next to E most shaft, workings
EL-07	797880	8488981	massive oxide coated qtz incl asp	dump Schoolteachers Adit
EL-08	797885	8488973	massive qtz incl asp, ch se altered bedrock	dump Schoolteachers Adit
EL-09	797885	8488973	qtz with weathered ch se bedrock	dump Schoolteachers Adit
EL-10	798333	8488251	fe qtz with altered bedrock	Chinese workings, high Au area
EL-11	798270	8488244	Qtz with silicified greywacke	Chinese workings, high Au area
EL-12	798114	8488302	moderately oxidized qtz with si greywacke	Chinese workings, high Au area

TABLE 9-4 ROCK CHIP SAMPLING ANALYTICAL RESULTS FOR ELIZABETH

Sample	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cu	Fe	Mn	P	Pb	S	Sb	Zn
Description	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	%	ppm	ppm	ppm	%	ppm	ppm
EL-01	0.01	3.5	0.62	89	230	1.3	<2	0.06	98	12.7	16550	300	2050	<0.01	17	1600
EL-02	0.01	3.1	1.04	60	60	0.7	3	0.02	283	3.52	523	240	415	<0.01	126	683
EL-03	<0.01	0.3	3.38	55	90	0.9	<2	0.67	12	6.07	1245	790	23	<0.01	7	132
EL-04	0.07	3.1	0.33	940	40	<0.5	<2	0.01	27	1.5	199	90	307	<0.01	31	119
EL-05	0.1	5.4	0.72	1110	60	0.6	<2	0.01	47	1.82	41	160	1015	<0.01	41	125
EL-06	2.72	10.8	0.73	563	70	1	<2	0.02	107	5.1	4230	290	594	<0.01	42	749
EL-07	15.2	11.8	0.4	>10000	50	<0.5	4	0.29	424	2.81	109	870	6530	0.34	89	285
EL-08	0.03	1.2	0.56	574	50	0.5	<2	0.01	16	1.58	108	270	359	<0.01	9	130
EL-09	8.57	23.8	0.12	>10000	30	<0.5	5	0.01	111	5.92	98	280	2660	0.11	149	37
EL-10	0.05	<0.2	0.14	373	20	<0.5	<2	0.01	37	9.8	4270	120	255	<0.01	5	233
EL-11	<0.01	0.4	0.48	116	30	<0.5	<2	0.01	8	2.17	158	160	52	<0.01	4	28
EL-12	0.18	0.3	0.46	1250	180	<0.5	2	0.02	12	6.46	155	400	181	<0.01	21	48

9.3	BURNSIDE AREA EXPLORATION

9.3.1	BON’S RUSH DEPOSIT

Northern Gold defined the Bon’s Rush Deposit in the 1990’s when they tested a bedrock gold anomaly (through RAB drilling of a gold in soil anomaly) 900m long and 180m wide. Northern Gold subsequently drilled 20RC holes on 100m spaced section lines, delineating significant near-surface gold mineralization over a strike extent of at least 400m. Two diamond drill holes were drilled to determine the orientation and controls on the mineralization and confirmed the results from the RC drilling.

In 2008 Northern Gold calculated an Inferred Mineral Resource of 540,000t at a grade of 2.51 g/t Au (43,300oz/Au). Crocodile Gold (Muller, et al., 2011) reported an Inferred Mineral Resource at Bon’s Rush, with a 0.7 g/t Au lower cut-off, of 805,000t at a grade of 2.3 g/t Au (60,400oz gold). (NB1)

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of Mineral Resources and Mineral Reserves, may not comply with NI43-101 and is not considered by either the Authors or the Company, as current Mineral Resources or Mineral Reserves, as the Authors have not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves.

Crocodile Gold flew a VTEM survey over the Bon’s Rush area in 2011. Line spacing was 150m Survey results indicate that a moderate strength VTEM anomaly clearly defines the mineralization at the Bon’s Rush Deposit, paralleling the projected to surface mineralized shear and possibly delineating additional mineralization to the north and south of the currently known drill defined mineralization.

High-grade gold in bedrock anomalies have been identified by Northern Gold’s RAB drilling along and around the western limb, fold nose and eastern limb of a parasitic fold of the Howley Anticline. This RAB defined gold in bedrock anomaly is 1,000m long and 100m wide. Subsequent limited RC drilling confirmed and identified significant zones of gold mineralization within sheared Zamu Dolerite. Higher-grade zones have the same association with quartz-carbonate veining, pyrite, arsenopyrite and pyrrhotite similar to the mineralization at the Bon’s Rush Deposit.

A second 500m long, northeast trending, gold in bedrock anomaly was identified by the Northern Gold RAB drilling located immediately east of the western limb mineralization, within a similar structural setting. The mineralization is located within a Zamu Dolerite sill stratigraphically below the Upper Zamu Dolerite. A moderate VTEM conductor to the NW and a strong VTEM conductor to the SE bracket this zone. Ground investigations by Crocodile Gold indicated there were no outcrops located throughout this area.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Results from the Northern Gold RC drilling indicate the potential for delineating high-grade, north plunging lodes in and around the fold hinge analogous to mineralization at the Bridge Creek Deposit to the south.

On the Bon’s Rush east limb high-grade gold in bedrock mineralization has been identified by Northern Gold’s RAB drilling on the eastern limb of the anticline within Zamu Dolerite over a strike length of 200m that is open to the north. There has been no RC drilling follow-up completed. A weak to moderate VTEM anomaly is coincident with this zone of potential gold mineralization.

At Bon’s Rush South, Northern Gold defined a base metal intersection of 1.634% Pb and 0.145% Zn over 30m in RAB hole BRRB-380, hosted by the dolerite stratigraphically below the Bon’s Rush Dolerite sill.

Northern Gold reported additional Pb/Zn dolerite hosted base metals outlined by previous explorers located 800m to the north within the same dolerite sill.

Significant gold in siltstone/graphitic shale, analogous to the Bridge Creek mineralization, was intersected 70m to the east in old FSDC RC holes (FSDC-057, 58 and FSDC-059) along with weak gold mineralization along a dolerite/siltstone contact. Northern Gold never followed up this area. This mineralization occurs immediately south of the strong VTEM anomaly BLT-173.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.3.2	COSMO SOUTH

9.3.2.1 Stream Sediment Survey

In order to quickly assess a large area of approximately 50km2 to the south and west of the Cosmo Mine it was decided to carry out a stream sediment survey. The program was designed to sample significant streams at 500m intervals along their course. Contractors Arnhem Exploration, out of Tenant Creek, carried out the sample collection. They were instructed to collect a minimum of 200 grams of -75 micron material, which was sieved in the field. All sample sites were photographed. A total of 69 sites were sampled and shown Figure 9-42.

Past surveys in the region have been carried out using BLEG sampling of -2mm material but it was thought that the sulphide associated style of mineralization found at Cosmo Mine would be more suited to sampling a finer grain size material.

Samples were submitted to ALS for multi-element analysis by package Gold Au-AA21, Multi-element ME-MS41. No QA/QC standards or duplicates were submitted in the sample stream. Site variability was addressed by collecting from 4-5 sites in close proximity at any particular sample location.

The most obvious interpretation is that the survey defines the Cosmo Mine. No doubt extensive mining activity over the past century or more has contaminated a fairly large area and this likely contributes to the anomaly in Au and As and other elements. Nevertheless, the stream draining the mine area is anomalous as it should be. As one proceeds downstream it crosses the same stratigraphy that hosts the Cosmo Mine and the anomalism in Au increases indicating that this horizon is likely favorable for gold mineralization. It is a priority target for further follow-up exploration work.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The streams to the east of the stream flowing out of the Cosmo Mine area are also anomalous in gold and arsenic. They drain areas of stratigraphy that host the Cosmo Mine and are considered areas warranting further exploration.

The Liberator deposit centered at 758000E 8501200N and extending along a NW-SE strike for approximately 600-800m is defined by the stream sediment survey. This may be lower in the stratigraphic sequence or conversely it may be emplaced due to east-west thrust faulting. Further investigation is required.

Streams in the western part of the survey area are outside the Company’s tenement area but are underlain by favorable Koolpin Fm stratigraphy. Gold values are generally low and no priority areas for immediate follow-up exploration work are apparent.

9.3.2.2 Geological Mapping

In 2011, David Reid, a consulting geologist, was retained by Crocodile Gold to examine the strike extents of the Cosmo Mine horizon to the south. A number of weeks were spent geological mapping and investigating airborne EM responses. Unfortunately, this work was done before the VTEM survey results were available so only the broad line spacing 2009 airborne EM government survey results were available. Unfortunately, the emplacement of conductive horizons from this survey was too imprecise to allow good ground follow up.

9.3.2.3 VTEM Survey

A VTEM survey was flown over the strike extensions of the Cosmo Mine stratigraphic horizon to determine the location of potentially favorable targets that may host similar mineralization that is found within the Cosmo Deposit. The actual Cosmo Deposit was not flown, as there were too many cultural effects that would mask/interfere with the deposits geophysical signature.

It is interpreted that the Cosmo Deposit’s geophysical signature will be a strong EM response with a coincident magnetic signature. Both graphite and pyrrhotite are very good conductors. Pyrrhotite is usually magnetic.

The VTEM survey has defined the host Cosmo horizon over many kilometers to the southwest with responses being variable but display increased strength at flexures and intersection points. The magnetometer survey indicates that only selected parts of the conductive horizon have a coincident magnetic anomaly. Particular attention should be paid to these areas. It is interesting to note that there is a Cosmo look-a-like target at the west end of the survey area. That being, what is interpreted to be, a NW trending anticlinal structure.

It is interesting to note the differences between the governmental published geology map and the VTEM results. Initial interpretations would indicate that there is more Koolpin Fm stratigraphy in the area than is shown on the published geology maps.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Figure 9-43 displays the VTEM conductor axis and the Channel 42 results. The stratigraphic horizon that hosts the Cosmo Mine is clearly displayed. The conductivity is in all likelihood caused by carbonaceous material that occurs stratigraphically within the Koolpin Fm. The aeromagnetic map indicates that parts of the conductive horizon defined by the VTEM survey are also magnetic. It is interpreted this magnetism is caused by either Zamu Dolerite or pyrrhotite (or both). Both are known to occur as stratigraphic horizons within the Koolpin Fm in close proximity to the carbonaceous horizons.

Airborne radiometric data, available for the area, indicates that the VTEM conductor axis is anomalous in Uranium. Conceivably the carbonaceous material is acting as a catalyst and low quantities of uranium are being captured by this extensive horizon. The Uranium channel data provides a very good correlation with the VTEM conductor.

9.4	EXPLORATION PLANS FOR 2017

Exploration objectives in the NT for the near term are:

•	Accelerate the pace of ‘in-ground’ exploration over the most prospective areas of interest (AOI’s) within the Cosmo to Bon’s Rush Trend and at Union Reefs;
•	Screen for potentially economic >0.5Moz gold deposits on the project. The desired outcome is to locate large mineralized systems (+/- potentially-economic drill intercepts);

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

•	Instead of using a staged incremental exploration strategy, the strategy aims to discover virgin large scale gold deposits using a two-stage drilling campaign on three high priority AOI’s; and
•	Define the next wave of high-priority exploration AOI’s.

Targeting studies completed between 2012 and 2016 have identified three highly-prospective AOI’s:

•	Liberator to Fleur de Lys – including the Cosmo Deeps resource extensions;
•	Bon’s Rush to F16 – a known but sparsely-tested mineralized anticlinorium ~20km north of Cosmo Mine; and
•	Union Reefs Deeps – including deeper potential at Crosscourse and Prospect.

An indicative scope for drilling is outlined as:

•	Liberator to Fleur de Lys AOI
-	North of Cosmo Deeps - Two diamond drill holes testing the Lantern and 100 Lode gold-host stratigraphy, drilling through the Carbonaceous Shale on both limbs of the Cosmo Anticline (2500m).
-	Lantern Deeps –Fourdiamond drill holes targeting 900m down plunge of the Lantern mineralization.
-	Cosmo to Liberator - 4 RC drill sections (8 holes, 200m depth, nominally 200m spaced, 6,500m); follow up diamond and RC (5000 RC & 1000m diamond; 25 RC holes to 200m and 3-4 diamond drill holes).
•	Bon’s Rush to F16 AOI

-	Initial near surface drill test (to 100m vertical depth). Five RC drill sections nominally 800m apart to cover the across-strike extent of the Koolpin-Zamu gold-host stratigraphy in the Bon’s-Rush anticlinorium, but staggered across discrete geological targets.
-	RC holes angled to 120m depths on 80m spacing (~15-20 holes per section, 12,000m RC).
-	Follow-up 6-10 diamond drill holes to locally test to >200m vertical depth (2,000m diamond).
•	Union Reefs AOI

-	Crosscourse/Prospect Deeps – 2 diamond drill holes testing depth extension (1,500m diamond drilling).
-	Crosscourse repeats – deep RC drilling and selected diamond drilling to 500m vertical depth (1,500m diamond, 3,000m RC).
•	Target Generation and Prioritized Target Pipeline

-	Rapidly validate and compile legacy exploration data.
-	Extend the mine-scale 3D geological model along the entire Cosmo trend (Liberator-F16).
-	Commence systematic review and geological modelling of the Union Reefs trend.
-	Commence systematic review of other regional exploration opportunities on KGL tenure.

This is designed as a two stage exploration program targeting the three highest-priority AOI’s as currently known, as well as developing a coherent target pipeline. All AOI’s need be drilled as an initial single phase during dry-season.

The expectation is that this program will deliver the capacity to decide upon the scope and scale of subsequent exploration spending over the Cosmo and Union Reefs Project areas.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.4.1	COSMO MNE EXPLORATION 2017

A focus of exploration at Cosmo in 2017 will be to identify new targets within 1km of the mine along the proven Cosmo-Howley Anticline corridor. The discovery success at Lantern in 2016 displays how close high-grade gold mineralization can be to the existing mine infrastructure with potential existing for both open pittable and underground resources.

The Company geologists aim to use existing mapping, geophysics and drilling information to apply the refined mineralization models learnt from recent mining experience. Multi-million ounce potential is seen in just the Cosmo Gold Camp given the low drill coverage of the single highest potential fold structure across the highly reactive Koolpin formation host sediments.

Cosmo Mine Camp targets identified for exploration drilling in 2017 are:

•

Lantern - down plunge, especially where the host inner metasediments are cut by extensions to the F8 and F9 Faults plus other regions where conceptual NW faults can be proposed using surface mapping and geophysical data (see Figure 9-45);

•

Liberator Prospect; at the southern end of the Koolpin Fm over the top of a dolerite fold nose in the Cosmo-Howley Anticline, which is the exact similar structural position as for the F9-100 Lode in Cosmo Mine, and the F3-Lantern host sediments across the Lantern Resource; To date one aircore drilling-, and two RC drilling- programs of modest sizes have been drilled by previous owners at Liberator. Some highlight results from these programs provide excitement that this region can yield a gold deposit of high economic value;

-	3m @ 23.7 g/t Au from 20m (hole AC11),
-	10m @ 1.9 g/t Au from 11m (hole CE1),
-	8m @ 3.3 g/t Au from 42m including 5m @ 4.39 g/t Au from 44m (hole AC06) - with this hole having no other drilling above it!

RC drilling to depths of 180-200m and lesser diamond core characterization of the existing gold intersections is planned for Liberator in 2017;

•

Cosmo FW Deeps; it is well understood now that where the 100 Lode in the FW of the F1 Fault changes orientation from NW to approximately N-S, the tenor of gold grades and degree of mineralization becomes greatly reduced and is un-economic. Drilling in 2016 and subsequent structural analysis suggests that the 100 Lode and adjacent stratigraphic host rocks (200 & 300 Lodes) is flexing to become more NW again. The FW Deeps drilling also gained a high-grade intersection within the 300 Lode and unknown higher grade gold mineralization, so follow up drilling from underground will target these areas and could be reason for additional step out surface drilling to the 2400Mn;

•	Sliver northern extensions hold potential to become a larger base load of gold resource as the Mulga fold (see Figure 9-3);

•

Fleur-de-Lys Prospect is a conceptual target beneath the historical small uranium mine, which was mined in the 1950’s. Interest is to test where the NNE orientated Fleur-de-Lys Anticline would intersect with Pmc unit-enclosed deep down-plunge Cosmo Mine sequence rocks. John Miller recommended this as his 4th priority target on review in late 2014; and

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

•

As exampled by the discovery successes of Redbelly, Taipan, Keelback, Adder and Western Lodes in both footwall and hangingwall areas, expectations are high that exploration in the mine can extend or find repeats of such lodes down plunge towards the north across the central parts of the Cosmo-Howley Anticline.

Figure 9-45 above is showing the Cosmo-Howley Anticline crest of the Phantom Dolerite (light green) as.it plunges north. The two bright green surfaces are northwest faults F3 & F9 and the image illustrates where the F9 Fault would approximately intersect the nose of the Phantom Dolerite. It is above this location, within the Lantern Host Sequence that a high priority target for additional large Lantern gold resources lies.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.4.1	UNION REEFS EXPLORATION 2017

Union Reefs petrography notes from Thin section analysis (Crawford, 2017)

Weak to moderate locally penetrative fabric; domain of veining and brecciation associated with mineralization. Crystal-lithic greywacke interbedded with siltstone and mudstone. Granitic, gneissic and felsic volcanic lithic fragments. Quartz and feldspar rounded to angular crystals; some on the quartz fragments appear resorbed (volcanic origin?).

Arsenopyrite common (>pyrite). Locally rims pyrite veinlets that contain chalcopyrite in fractures (pyrite then chalcopyrite then arsenopyrite). Arsenopyrite brecciated and fractured; gold grains along fractures in arsenopyrite.

Vein assemblage: early quartz-muscovite-chlorite, dark quartz-pyrite-sphalerite veins chlorite+quartz veinlets; cut by several generations of quartz and quartz -dolomite(ankerite) veining; sericitic alteration strongly developed in vein selvages. Veins commonly show brecciation and local ribbon textures suggesting progressive vein formation during a prolonged high-strain event (crack-seal). Chlorite commonly defined dark bands in crack-seal veins and as fracture infill within fractured veins.

Base metal sulfides: grey to yellow Fe-poor sphalerite as blebs replacing lithic and quartz crystal clast, commonly intergrown with arsenopyrite-pyrite; dark red Fe-rich (Cu bearing) sphalerite and galena infill within in fractured veins and arsenopyrite and pyrite crystals; galena in fractured pyrite locally associated with marcasite replacement of pyrite; very minor chalcopyrite intergrown with arsenopyrite.

Scattered haematite porphyroblasts locally evident.

Native bismuth may be present with the gold grains.

Gold: present as a single grain along margin of an early quartz veinlet (p10); intergrown with galena in fractured arsenopyrite;

Footprint: K, CO3, S, As, Bi, Au, Pb, Zn, Cu (dolomite, sericite, chlorite).

9.4.2	PROSPECT DEPOSIT EXPLORATION 2017

The proposed drilling program targets the intersection of the Prospect Deposit, a sub-vertical linear deposit and the Crosscorse Deposit, a cross linking structurally control zone of mineralization, within the Union Reefs area,

The Prospect Deposit is located along the Union Line of deposits, one of 2 linear trends within the Union Reefs Area. Mineralization occurs in sub-vertical quartz veins with a surrounding sulphide halo. Current resources at Prospect total 450kt @ 5.1 g/t Au for 73.2koz.

The Crosscourse Deposit is associated with a linking structure between the two lines of lodes. Mineralization at Crosscourse is strongly structurally controlled with a steep north-northwesterly plunge. Approximately 828koz of gold has been mined from the Crosscourse pit, with the majority coming from the E-Lens, the north-northwest plunging mineralization.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

It is interpreted that the structural control on mineralization in the Crosscourse pit plunges northwards where it intersected the linear sub-vertical prospect deposit. The point of intersection is interpreted to be influenced by the higher-grade Prospect Deposit, with the width of the Crosscourse mineralization.

The Union Reefs Project occurs along the northwest striking Pine Creek Shear Zone about 15km north along strike from Pine Creek. The Union Reefs deposits form 2 lines of lodes orientated north south, sub-parallel with approximately 3 degrees difference in strike, with the deposit lines diverging to the north. The eastern trend is known as the ‘Lady Alice Line’ and the western trend as the ‘Union Line’.

The Lady Alice Line mineralization occurs in a sub vertical shears on the western limb of the large Lady Alice Anticline and is parallel to the axial plane; deposits include Millars, Ping Que, Lady Alice and Lady Alice North. The Union Line is a steeply east dipping shear on which the Union South, Union Central, Prospect and Union North deposits are located. As the structures converge to the south, a cross linking ‘transfer fault’ links the east and west lines of lodes. This zone is known as the Crosscourse Deposit, which is the largest known deposit within the Union Reefs Project.

The Crosscourse Deposit (current Resources of 2,300kt @ 1.85 g/t Au for 136.8koz (E-Lens) & 191kt @ 3.7 g/t Au for 22.5koz West Lode) has been mined extensively from several lodes with a total of 18Mt of ore mined at 1.43g/t for 828Koz during open pit operations. The final Crosscourse pit was 265m deep suggesting an ounces per verticle metre of 3,100oz/vm. The east and west lodes from the Lady Alice and Union Lines as well as the intersection of the E-Lens structure is thought to be associated with a linking transfer fault. The linking structure introduces an element of structural complexity with a combination of dip-slip and strike-slip movement opening up areas of dilation allowing the deposition of mineralization. However, the controls on the mineralization of E-Lens are not well understood. The lens has a definite plunge as shown in Figure 9-46.

The Prospect Deposit is located on the Union Line of deposits just to the north of Crosscourse. It is a sub vertical vein system situated in an isoclinal upright anticline fold hinge. Mineralization at Prospect occurs within a high grade bedding parallel quartz tourmaline veins surrounded by a lower grade sulphide halo. The Prospect Deposit was drilled during 2012 below 200m RL, with some of the significant results summarised below:

•	URNDD0028 - 2.4m @ 41.9 g/t Au From 425m including:
	-	0.3m @ 304.5 g/t Au
•	URNDD0029 – 2.0m @ 5.6 g/t Au from 379m:
•	URNDD0029A – 14.3m @ 1.92 g/t Au from 435m including:
	-	0.3m @ 12.6 g/t Au
	-	0.3m @ 13.8 g/t Au
	-	0.3m @ 16.8 g/t Au
•	URNDD0030w1 – 9.65m @ 3.11 from 219.5m including:
	-	0.4m @ 9.85 g/t Au
	-	0.7m @ 30.1 g/t Au

URP72502 (4.0m @ 11.5 g/t Au from 310m) is another significant intersection from deep within the Prospect Deposit.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

It is interpreted that the structural control on the E-Lens Deposit, continues to plunge and should intersect the Prospect Deposit structure at depth. The high grade mineralization associated with the Prospect Deposit at depth, combined with the dilatational structural environment of the E-Lens is a highly attractive target.

The objective of the drilling is to test for potential extensive high grade mineralization around the projected intersection of the Prospect and Crosscourse Deposits.

It is proposed to drill 1 diamond drill hole and 1 daughter hole totalling 1,436m in length targeting the projection of the Crosscourse mineralization where it intersects the projected Prospect Deposit

The parent hole will be drilled testing the lower extents of the projection to a depth of approximately 1,070m. Once completed, it is planned to wedge up from the parent hole in BQ from approximately 640m and test between 50m and 80m above the parent depending on the lift achieved.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

9.4.3	KAZI DEPOSIT EXPLORATION 2017

The Kazi Deposit is situated in the northeastern corner of the Burnside Group of tenements.

Within the deposit, there are higher grade trends of in-shoot geometries associated with slight changes in strike of the main footwall shear. The project aims to test the down dip potential of the high-grade shoot geometries with three diamond drill holes looking for potential continuation of higher grades for underground extraction.

Mineralization is hosted by rocks belonging to the Gerowie Tuff Formation and is associated with an en-echelon quartz vein system trending sub parallel to bedding on the western flank of a regional domal structure. The en-echelon system creates a main footwall and a smaller hangingwall shear structures with smaller linking shear structures between. Mineralization is focused on the main footwall shear, with lower grades associated with the linking and hangingwall structures.

A change in strike of the main shear zone is responsible for the presence of mineralization at the Kazi site. The change of strike creates a dilatational structural environment allowing for the deposition of gold mineralization. Subtle changes in strike within the footwall structure create shoot geometries of elevated gold grades surrounded by lower grade halo of mineralization highlighted in Figure 9-48.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Also present are several steeply dipping structures footwall to the main shear zone likely formed to accommodate the strike change. These structures appear to have limited movement with small dip extents, but appear present over a considerable plunge distance. These structures are responsible for some of the higher grade intersections within the deposit as shown in Figure 9-49.

Mineralization is present at depth below the Kazi Deposit with 2 holes testing down dip of the main footwall shear. Holes SGDH04 and SGDDH05 intersected the footwall shear at an approximate depth of 200m below surface (290m downhole) with mineralization intersected in both holes. (SGDH04 – 1m @ 2.2 g/t Au & SGDH05 – 1m @ 5.1 g/t Au). While both drill holes intersected the footwall shear zone and are mineralised they do not intersect the shear within a projected high-grade shoot.

The proposed drilling is designed to test an area highlighted by the projection of the high-grade shoot geometries. The aim is to test the potential for further high grade mineralization beneath the existing drilling and modelling which may be amendable to underground extraction.

It is proposed to drill three diamond drill holes each of approximately 350m length over 3 x 100m sections beneath the Kazi Deposit. Target intersection points are summarized in Figure 9-48.

•	KZD001 is designed to test the projected plunge of the main shear zone observed within the Kazi Deposit.

•	KZD002 is designed to test the up-dip potential for further high grade zones of mineralization

•	KZD003 is designed to test the down dip potential and projection of high-grade footwall splay structures

Diamond drilling is proposed to collect and provide lithological and structural information to allow better interpretation and understanding of the deposit.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

NORTH
Newmarket Gold
Longitudinal Projection View of the Kazi Deposit Looking West
February 2017
Kazi Mine Grid
Legend g/T Au
<0.1
0.1
0.75
1
1.25
1.5
1.75
2
2.5
3
4
5
Expected plunge of Footwall Structures
High Grade Shoots
KZD003
KZD001
KZD002
1m @ 5.1g/t SGDH05
1m @ 2.2g/t SGDH04

FIGURE 9-48LONGITUDINAL PROJECTION VIEW OF THE KAZI DEPOSIT LOOKING WEST

Legend g/T Au
<0.1
0.1
0.75
1
1.25
1.5
1.75
2
2.5
3
4
5
SG104 6m @ 6.7g/t
SG111 10m @ 5.4g/t
Newmarket Gold
Cross Section of Kazi Main Footwall Shear and Splay Structures at 68925mN
February 2017
Kazi Mine Grid

FIGURE 9-49CROSS SECTION VIEW OF KAZI 68925N SECTION. MAIN FOOTWALL SHEAR IN YELLOW, WITH FOOTWALL SPLAY STRUCTURES SHOWN IN PINK, RED AND ORANGE

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

10 DRILLING

The drilling completed for the Company is broken into two main categories;

Diamond – Traditionally NQ (47.6mm) core is used for diamond drilling, however, at times this is increased to HQ (63.5mm) to assist with sample quality. The majority of underground diamond drilling is NQ while the majority of surface drilling is HQ.

RC –Reverse Circulation (RC) drilling is used as it can be a quicker and cheaper alternative to diamond drilling. This drilling was used in areas where diamond drilling was not required or appropriate. The RC drilling at Cosmo, for example, was designed to test the potential mineralization to the south of the Cosmo pit where limited drilling was identified. RC drilling at Cosmo used one contractor who had a riffle splitter attached to the rig. RC drilling procedures were used including having a staff member on the rig at all times to maintain sample security and quality.

10.1	COSMO MINE DRILLING

10.1.1	DIAMOND DRILLING

The Company conducted a significant amount of drilling over the past six years, mainly targeting the expansion of mineral resources and the development of the mine.

Capitalized mineral resource definition and growth/in-mine exploration (non-grade control) diamond drilling has been the focus at Cosmo over the past four years for a number of reasons;

  Sample Quality – diamond drilling produced drill core which can be accurately logged for structures, lithology, alteration and mineralization
  Geotechnical Data – the diamond core can be used to take geotechnical measurements as required
  Metallurgical sampling – due to the accuracy of the sampling and volume it is possible to use diamond core for metallurgical sampling.

During 2016 saw a combination of Operational (Grade Control) Capital (Resource Definition) and Growth (in-mine Exploration) drilling completed at Cosmo for a total of 50,314m in 208 holes. This drilling includes growth drilling completed into the Lantern Deposit.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 10-1 DIAMOND DRILL STATISTICS FOR THE COSMO MINE 2011-2016

Deposit	Diamond			First Drilled	Last Drilled
	Holes	Meters	Size
Cosmo Surface	13	5,358	NQ-HQ	19-Jun-11	2-Dec-12
Cosmo Underground	360	46,632	NQ-HQ	1-Jan-11	31-Dec-12
Cosmo Underground	142	22,693	NQ-HQ	1-Jan-13	31-Dec-13
Cosmo Underground	264	40,057	NQ-HQ	1-Jan-14	31-Dec-14
Cosmo Surface	3	2,751	NQ	7-Oct-15	31-Jan-16
Cosmo Underground	231	46,820	NQ-HQ	1-Jan-15	31-Dec-15
Cosmo Underground	208	50,314	NQ-HQ	1-Jan-16	31-Dec-16
Total	1,221	214,625

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Specific drill programs are summarized below:

Several exploration diamond drill programs have occurred on the deposit over the past five years. For more information on the drilling that has occurred prior to 2015 please see (Gillman, et al. 2009) (Smith and Pridmore 2014). The information below is a summary of the exploration drilling conducted during 2015 at the Cosmo Mine.

Sliver Drilling - Northern Cosmo Mine

Termed Lode 101, the Sliver Lode has become a focus for exploration and resource drilling during 2016. A total of 16,371m of growth/exploration drilling was completed into the Sliver target in several phases of activity. This included some meters drilled from surface and some longer holes from the 640 level western drill drive.

Footwall Lodes including Redbelly and Taipan

These were newly identified targets generated through drilling from the western drill drive on the 640 level. During the year a total of 6,188m of drilling was completed in three specific drilling campaigns. It is noted that some drilling into the Sliver Lode also intersected these lodes.

Lantern Drilling

The Lantern target was first drilled by the Company in 2015 and throughout 2016 four specific drilling programs were carried out (last one was still underway at the end of the year). A total of 3,942m was completed during the year on Lantern Targets.

Footwall Deeps Drilling

Another exploration target that was drilled in 2016 was to try and identify the potential to find a repeat of the Eastern Footwall mineralization at depth. During the year a total of 3,250m of drilling in two programs was completed. This drilling has highlighted the potential for additional Mineral Resources and is planned to be followed up in 2017.

Western Lodes Drilling

This target has been previously identified in drilling campaigns from both surface and underground. During 2015 a geological study identified the potential for higher grade shoots of mineralization to be identified. In 2016 a total of 2,650m of drilling was completed to test this target with positive results requiring further drilling in 2017.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

10.1.2	RC DRILLING

Also during 2015, a small surface exploration program was completed to the south of the main Cosmo open pit. This program was designed to target small oxide mineralization as defined in a structural study. Generally RC drilling at Cosmo Mine has been limited due to the depth of potential mineralization.

TABLE 10-2 RC DRILL STATISTICS FOR THE COSMO MINE

Deposit	RC			First Drilled	Last Drilled
	Holes	Meters	Size
Cosmo Surface	3	249	5"	19-Jun-11	2-Dec-12
Cosmo South Surface	29	2,720	5"	1-Jun-15	30-Sep-15
Total	32	2,969

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

CRCS003
CRCS006
CRCS002
CRCS020
CRCS026
CRCS023
CRCS022
CRCS017
CRCS014
CRCS007
CRCS039
CRCS010
CRCS005
CRCS019
CRCS013
CRCS018
CRCS001
CRCS011
CRCS038
CRCS015
CRCS037
CRCS036
CRCS036A
CRCS044
CRCS004
CRCS009
CRCS008
CRCS012
NewmarketGold
Cosmo South
2015 RC Drill Program
17 February 2017
MGA94 Z52
Metres
Legend
RC Drillhole

FIGURE 10-4PLAN OF COSMO MINE SURFACE RC DRILLING 2015

Point	East UTM	North UTM	East Local	North Local
1	757,370.579	8,507,381.814	5,255.751	1,509.753
2	754,331.205	8,505,879.519	5,858.459	6,137.386

Point 2
Point 1
NewmarketGold
Cosmo Deeps
Local Grid
17 February 2017
Legend
Cosmo Grid
Cosmo Pit
Cosmo Village Camp
Other Pits
Main Road

FIGURE 10-5 COSMO MINE LOCAL GRID CONVERSION PLAN

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

10.1.3	HISTORIC DRILLING

Within the historic databases that the Company has inherited since operations began there are several different sets of data that are available for the Cosmo Mine.

All of this data has been reviewed and entered into a database for use in model updates. Within the data that has been made available are some of the original QA/QC data as well as the original hard copy assay files. These have been audited by Company staff prior to entering the drilling data into the database.

 Several thousand meters of RC and diamond drilling is available within the database. This data is captured by drilling type, assay method, QA/QC, drill date, project and other relevant data types. Some of these are:

TABLE 10-3 HISTORIC DRILLING BY COMPANY – DIAMOND DRILLING

Diamond Drilling
Company	Number	Meters
DML	133	13,793
NGNL	20	10,034
GBS GOLD	10	4,380
BMR	15	1,755
GEOPEKO	23	8,771
HOMESTAKE	30	3,587
Total	231	42,321

TABLE 10-4 HISTORIC DRILLING BY COMPANY – RC DRILLING

RC Drilling
Company	Number	Meters
NGNL	66	4,399
GBS GOLD	22	2,224
DML	503	39,235
BOPL	1	78
CROCGOLD	62	6,097
GEOPEKO	1	241
Total	655	52,274

TABLE 10-5 COSMO MINE HISTORIC DRILLING BY YEAR – DIAMOND DRILLING

Diamond Drilling
Year	Number	Meters	Year	Number	Meters
Pre-1977	17	2,961	1993	2	1,548
1977	15	1,847	2004	12	6,433
1978	6	1,070	2005	8	3,601
1980	8	630	2006	10	4,380
1981	1	40	2009	2	1,851
1982	4	2,359	2010	16	10,732
1983	15	3,658	2011	9	4,322
1985	62	5,976	2012	351	42,310

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Diamond Drilling
Year	Number	Meters	Year	Number	Meters
1987	34	3,132	2013	142	22,693
1988	28	2,822	2014	264	40,057
1989	3	361	2015	231	46,820
1991	3	403	2016	208	50,314
1992	3	1,099	Total	1,454	261,420

The historic drilling is all surface drilling, a combination of RC and diamond holes. The diamond holes have provided the most valuable data to use as most of the drilling has focused on areas beneath the Cosmo open pit. The historic drill holes (not prefix “CP”) have been downhole surveyed using single shot and multi-shot cameras. When combined with the recent underground diamond drilling the exact location in some cases, is not accurate based on the geology correlation. A total of 24 diamond holes have been removed from the estimation, due to the downhole location inaccuracies.

The historic holes are also high angle to the mineralization lodes, in some cases +75°, which may cause some bias with the estimation process. This issue has been resolved somewhat by ensuring that underground diamond definition drilling targets these areas as part of the infill drill program. A lot of the historic holes, including the Crocodile Gold drilled “CP prefix holes” are drilled at an azimuth that does not intersect the mineralization perpendicular to the strike of mineralization. This problem is exacerbated even more with the high angle drilling, which has caused issues with interpreting mineralization continuity in the fold hinge.

With the greater geological understanding of the deposit, over 80% of the historic diamond drill holes that could be found and the more recent Crocodile Gold “CP prefix” holes were re-logged. This program was instigated to ensure lithological continuity when interpreting. This re-logging has been a vital process when modeling the mineralization at depth and particularly on the hangingwall of the Eastern Limb when combining the data with the underground definition holes.

No drilling, sampling or recovery factors have been noted (other than currently noted in this technical report), which could materially impact on the accuracy and reliability of the results.

10.2	UNION REEFS DRILLING

The majority of recent drilling at the Union Reefs Deposit was completed during 2011 and early 2012. However, an RC and diamond drilling campaign was completed at the Esmeralda Deposit during 2015, which is summarized below.

10.2.1	DIAMOND DRILLING

Generally diamond drilling was used to test for underground mineralization at Prospect and Crosscourse Deposits. Some small drilling campaigns were also completed for other smaller deposits in the Union Reefs area during 2011-12.

In 2015 a small diamond drilling program was completed at Esmeralda, mainly for the geotechnical purposes, however, once logging was complete these holes were sampled and used in the Mineral

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Resource estimation. A total of eight holes were drilled at Esmeralda between November and December 2015.

TABLE 10-6 DIAMOND DRILL STATISTICS FOR UNION REEFS AREA

Deposit	Diamond			First Drilled	Last Drilled
	Holes	Meters	Size
Union Reefs	91	22,392	NQ-HQ	27-Jan-11	08-May-12
Esmeralda	8	567	HQ	15-Nov-15	15-Dec-15

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Some of the early results of RC and diamond drilling have been encouraging. Little or no historic drilling has been completed to great depths excluding drilling beneath the historic Crosscourse Pit. The recent drilling was designed to determine if there is potential for deeper deposits for underground mining or potentially larger scale open pit mines.

10.2.2	RC DRILLING

Generally, RC drilling has been little utilized by Crocodile Gold/Newmarket Gold at Union Reefs due to the focus being on higher grade underground style of deposits. Some RC drilling was used for close to surface programs such as the drilling at the Orinoco Deposit. However, in 2015 a program of RC drilling was completed at the Esmeralda Deposit, where over 5,000m was completed.

TABLE 10-7 RC DRILL STATISTICS FOR UNION REEFS AREA

Deposit	RC			First Drilled	Last Drilled
	Holes	Meters	Size
Union Reefs	49	4,434	5"	Jan-27-11	May-08-12
Esmeralda	72	5,174	5”	Oct-28-15	Nov-30-15

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

HISTORIC DRILLING

Within the historic databases that the Company has inherited since operations began there are several different sets of data that are available for the Union Reefs Deposit. This includes some of the grade control data used in the mining period by AngloGold.

All of this data has been reviewed and entered into the database for use in model updates. Within the data that has been made available is some of the original QA/QC data as well as the original hard copy assay files. These have been audited by Company staff prior to entering into the database.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Several thousand meters of RC and diamond drilling is available within the database. This data is captured by drilling type, assay method, QA/QC, drill date, project and other relevant data types. Some of these are;

TABLE 10-8 HISTORIC DRILLING BY PROJECT – DIAMOND DRILLING

Diamond Drilling
Prospect	Number	Meters
Elizabeth	1	61
Esmeralda	5	361
Lady Alice	7	519
Orinoco	2	323
Prospect Claim	18	1,848
Union Reefs	13	2,069
Total	46	5,182

TABLE 10-9 UNION REEFS HISTORIC DRILLING BY PROJECT – RC DRILLING

RC Drilling
Prospect	Number	Meters	Prospect	Number	Meters
Bungo	17	1,685	Orinoco	70	6,622
Caroline	34	2,720	Prospect	2,348	41,527
Culvain	5	402	Rosalie	6	582
Dam A	55	6,520	Snaddens Creek	20	1,394
Elizabeth	49	4,360	Tobermoray	14	1,176
Ennis	5	290	Tomsk	3	182
Esmeralda	149	11,230	Tomsk North	7	524
First Bite	15	976	Union Reefs	126	12,166
Great Uncle Bulgaria	15	1,306	Wellington	7	520
Lady Alice	246	27,504	Wimbledon	4	316
Lady Alice Contin	3	181	Total	3,204	122,770
Northern Belle	6	586

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11 SAMPLE PREPARATION, ANALYSIS AND SECURITY

This section specifically summarizes the sampling, and analysis of that sampling, completed by the Company and its predecessors. A review of historic data (drilled prior to 2009) used in the reported models is outlined in Section 14 below. This includes a review of the historic data that is housed in the company database and a review of hard copy results and reports that are still available. This will also include the review of previously reported QA/QC results from these drilling programs to add confidence in the data used in the mineral resource estimates.

For this section the Company has completed drilling and sampling on the deposits outlined below:

  Cosmo Mine – including underground and surface exploration and mineral resource development drilling;
  Esmeralda Deposit – surface RC and diamond drilling;
  Union Reefs Deposits – surface RC and diamond drilling;
  International Deposit in Pine Creek – surface RC and diamond drilling;
  Rising Tide Deposit – RC drilling programs; and
  Western Arm and Bon’s Rush Deposits – diamond core resampling programs.
11.1	REVERSE CIRCULATION DRILLING SAMPLING

The geologist sieves and washes a portion of each 1.0m RC sample interval. The sample is then inspected to determine its geological attributes. Geological descriptions are entered directly onto standard logging sheets in either a hard copy or digital form via a portable computer, using standardized geological codes. Each washed sample is then stored in a chip tray, which is stored on shelving at the exploration yard for future reference if required.

RC drillholes are typically sampled on 1.0m intervals the drill cuttings are riffle or cone split to produce a final sample of approximately 2 to 3kg. There is a systematic submission of duplicates, barren flushes, standards and blanks into the sample stream. At the completion of each hole samples for assay are collected in large plastic bags in short intervals. These are sealed on site and stored ready for dispatch to the laboratory.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.2	DIAMOND DRILLING SAMPLING

Geologists log each hole, paying particular attention to the degree of weathering, lithological contacts, structural contacts, alteration, mineralization, and geotechnical information. Drill core is oriented based on the orientation marks on the core made during drilling. Core orientations are marked for the bottom side of the core using a Tru-Core Orientation tool at the end of each drill tube. Zones of core loss are identified and marked by inserting marker blocks recording the exact length of the core loss.

At the completion of logging, the geologist marks the core ready for sampling and a photo is taken of each tray, as a means of checking the intervals as well as geological logs if required. Sample intervals are chosen based on lithological contacts or where there are significant changes in the nature of the gold mineralization with no overlaps over geological boundaries. Sample boundaries are often pre-existing breaks; otherwise the half core is cut perpendicular to the core axis.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

A minimum sample length of 0.3m and a maximum length of 1.4m are sampled. The core is cut so as to divide the core in half with an Almonte automated diamond core saw. A minimum length of 0.3m and a maximum length of 1.4m is used for sampling, with half sent to the lab, keeping the half with the orientation line for future reference.

Underground diamond infill programs drill the deposit to a nominal 15m x 20m spacing. 80% of the underground infill holes are full core sampled (with the entire core sent to the lab) with the remaining 20% half core sampled for future record checks and reference.

Each sample is placed into pre-numbered calico bags with standards, blanks and barren quartz flush material placed within calico bags during this stage. Samples are then loaded into green plastic bags with the sequence of samples in the bag labeled to assist sorting at the lab. The green plastic bags are then placed into dispatch cages and dispatched at the end of each hole either by Company staff or by courier directly to the Laboratory.

At the completion of each hole, the remaining half of the core is moved to a secure site and the trays stored for future retrieval, if warranted.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

All analytical work, including sample preparation, analytical procedures, QA/QC measures and associated security and chain of custody procedures have been completed in accordance with the established protocols routinely used by the Company. All analytical work for the reported drilling was completed at either NAL or the Australian Laboratory Service (ALS) laboratory in Perth. NAL is a non-certified laboratory while ALS is ISO 90001 certified. Regular lab visits by the Authors and other Company staff to meet with the management of the laboratories and inspect the facilities. All laboratories used are independent to the Company and are well known to the Authors as competent assayers. The Authors consider that these procedures and protocols are of acceptable quality and are broadly consistent with international “best practice” standards.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.3	COSMO MINE FACE SAMPLING PROCEDURE

The following outlines the process for collecting underground samples for individual faces and the walls of drives. The direction of the bedding strike dictates whether wall sampling or face sampling is required. Sampling is ideally conducted as perpendicular to the bedding as possible, as opposed to sampling parallel to the bedding where one bedding layer is effective being sampled.

Face sampling (mineralization development drives):

•	Checking there is adequate ground support and that the face is fully scaled;

•

Spray one line horizontally across the face, the height of this line is depended upon the height of the sampler and if the drive has been adequately bogged out. This line is the delineator between the upper and lower samples;

•

A quick log of the face is then conducted and vertical lines are then applied to separate the different lithological units. These lines will not be perfectly vertical as they will be along the bedding plains. Units that are thinner than the minimum sample size of 0.3m will be included in another sample interval;

•	Any lithological units, which are wider than 1.4m are then split up with further lines;

•	The intervals are then measured from left to right; the distance from the left hand wall is sprayed next to the sample interval vertical line;

•	The face location, level and heading, along with the date are sprayed on the wall;

•	A photo is taken before chipping begins;

•

The face is then mapped. Bedding direction, structures, locations of veins and sulphides are drawn to scale. The sample intervals are recorded and sample bag identification numbers are assigned. A rock description of each interval is then recorded including rock type, percentage sulphides and a description of the sulphides, any veins and their composition, alteration and any other significant details;

•

Sampling is then conducted with a rock hammer; the rock is chipped directly in to the sample bags. The sample will only come from the area of the face, which has been outlined by the spray paint lines. In the ideal situation 3 to 4kg of rock will be collected evenly from across the interval ensuring a representative sample of the sample interval is obtained. If the rock is particularly silicified then a hand- held percussion drill can be used. This process is then repeated for all the sample intervals across the face; and

•	The distance from the center of the face to the nearest survey station will then be measured and recorded on the face sheet.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Wall sampling (access drives)

Wall sampling is conducted normally on crosscuts where development is running perpendicular to the mineralization. The process of sampling is identical to the face sampling process in the mineralization development drives. The only difference is the length of the wall to be sampled is often much longer than a standard face. The starting position of the mapping is carefully recorded using a combination of measurements and sketches in plans.

11.4	SAMPLING PREPARATION

Three commercial laboratories were used throughout the past drilling campaigns with North Australian Laboratories (NAL) in Pine Creek, Northern Territory being the primary laboratory for the Cosmo and Esmeralda mineral resource drilling. Northern Territory Environmental Laboratories (NTEL), (now Genalysis) was used in the past for some drilling programs (Howley for example). Australian Laboratory Services (ALS) in Darwin acted as an umpire lab for the drilling at Cosmo and Esmeralda deposits. Some samples sent to ALS were prepared in Darwin and then sent to either the ALS laboratory facilities in Perth, Brisbane or Townsville for analysis. Some primary samples were sent to ALS due to restrictions on NAL in Pine Creek.

11.5	SAMPLE SECURITY

A Company or contract geologist is stationed on the RC drill rig while samples are being drilled and collected. At the end of shift, samples were generally transported to the sample collection area where they are stored in crates as they await transportation the lab. For some drill holes at Esmeralda the samples were shipped at the end of each shift to the lab in Pine Creek. Samples are shipped in regular intervals so they are not in crates for any length of time. These samples are located at the Brocks Creek exploration office, which can be secured if no staff member is on site.

In terms of diamond drilling, the core is collected daily from the rig and transported to the geology office near the Cosmo Mine or at Brocks Creek exploration yard. The drill core is then stored in the core shed for logging and sampling. Both core shed processing facilities (Brocks Creek and Cosmo Mine) are located in compounds with security fencing. These locations have limited access when no Company staff member is present. Samples are cut at this location and samples loaded into lab crates as they await collection. These samples are then transported directly to the lab for analysis.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Once assaying is complete the results are returned in digital format to the data entry personnel. Cosmo Mine geology results are loaded directly into an ‘acQuire’ database. Validation takes place via a visual comparison of expected values of standard and blanks against received assay values. Any questionable results are demoted in priority, not to be used in mineral resource modeling, and are investigated further. Once investigation is complete the priority is adjusted if the original assays were considered correct, or any re-assay work imported and promoted in priority for use in mineral resource modelling work. Exploration results are imported into a ‘DataShed’ database and checked visually against the expected values. If the results are considered incorrect further test-work is completed on the samples, with any results considered correct are imported into the database overwriting the original results. Any incorrect assays and re-assays are noted in the digital sampling logs and results sheets.

The Cosmo Mine Geology ‘acQuire’ database is located at the Cosmo Mine office and the Exploration ‘DataShed’ database is located at the Union Reefs office. Both databases software utilizes SQL database systems with in-built security limiting access to people outside the Company network or without sufficient login access.

11.5.1	NAL

NAL is an independent laboratory based in Pine Creek. The relationship between NAL and the Company is on a client/supplier arrangement with a contract in place for services.

Upon arrival at the laboratory, samples are sorted, reconciled against the accompanying paperwork and dried on racks in the oven. Each sample is initially crushed in a jaw crusher to the size of 10mm. following the jaw crusher, each sample is passed through a roll crusher to the size of 2mm. Samples are riffle split into two sub-samples - one sample is milled, whilst the other is retained as a coarse reject and returned to the Company. The sub-sample retained for analysis is milled to 100µm in a Keegor mill. Each milled pulp sample is further split to provide 50g for fire assay (FA50). The remaining sample is kept as a pulp sample for future analyses and returned to the Company. After firing, samples are analyzed using AAS, with results reported in ppm.

Quality control procedures include blasts of compressed air to clean jaw and roll crushers between samples, a barren flush of river sand to clean bowls in between samples, laboratory duplicate samples undertaken at a rate of 1 in 10 and the insertion of NAL internal standards intermittently at a rate of 1-2 times on samples.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.5.2	ALS

Pulp samples are sent to the ALS preparation facility in Darwin where samples are reconciled against the accompanying paperwork, barcoded for tracking and sent to the analytical lab in Perth where 30g of pulp is weighed off for fire assay with an AAS finish (AA26). Results are reported in ppm. During late 2015 some original samples were transported directly to the ALS lab in Townsville for analysis due to restrictions at the main NAL lab in Pine Creek. These samples were prepared using the same methodology as used in the facility based in Darwin.

ALS laboratories are certified using the ISO9001:2008 accreditation (“Quality Management Systems – Requirements”). They also hold the NATA Technical accreditation under ISO17025:2005. They are a commercial laboratory based in Brisbane and Perth who supply an assaying service to the Company under contract rates.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.5.3	NTEL

NTEL is an independent laboratory based in Darwin (now called Genalysis). The relationship between NTEL and the Company is on a client/supplier arrangement with a contract in place for service.

Upon arrival at the laboratory, samples are sorted, reconciled against the accompanying paperwork and an average sample weight for the submission is taken. Each sample is then dried at 105ºC until fully dry. Each sample is initially crushed in a jaw crusher to the size of 2mm. Following the jaw crusher, each sample is rotary spilt with 300g being taken for milling and assay and the remainder being set aside as a coarse reject and returned to the Company. The 300g sample is then milled to pass through a roll crusher to the size of 2mm. Samples are riffle split into two sub-samples - one sample is milled, whilst the other is retained as a coarse reject and returned to the Company. The sub-sample retained for analysis is milled to 85% passing 75µm with 1 in 20 samples wet screened to check for compliance. Each milled pulp sample is further split to provide 25g for fire assay (FA25) with <1g used for multi element analysis if requested. The remaining sample is kept as a pulp sample for future analyses and returned to the Company. After firing, samples are analyzed using AAS, with results reported in ppm.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.6	QUALITY ASSURANCE/ QUALITY CONTROL

11.6.1	COSMO MINE

Samples for the Cosmo Mine Block Model have had their validity monitored by consistent quality assurance and quality control (QA/QC) checks.

Surface drilling QA/QC procedures include insertion of control samples (standards) and barren quartz flushes (BQF), inter-laboratory pulp checks and submission of sample duplicates. RC duplicates are produced from splitting the original sample straight from the rig mounted cone splitter. Diamond core duplicates are sent as a quarter core sample cut from the original sample interval. Blanks and standards are generally inserted in the sample stream every 30 samples.

Underground drilling QA/QC procedures include insertion of control samples (standards), inter-laboratory pulp checks and the assaying of field duplicates during the various drill programs. Internal laboratory repeats provide an indication of the laboratory precision. Common standards were included with the inter-laboratory check samples to allow the performance of both laboratories to be gauged. Local blank (un-mineralized) dolerite samples were submitted to assess laboratory hygiene. For the year 2016

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

a total of 2,620 QA/QC samples were taken, including blanks, Company standards, lab standards, barren quartz flushes and umpire lab repeats.

The following section describes the QA/QC procedures adopted by the Company for the entire data collection period for the deposit model.

TABLE 11-1 RATE OF QA/QC SAMPLING FOR COSMO OPERATION 1 JANUARY 2010 TO 31 DECEMBER 2016

	Diamond	% of total	RC	% of total
Samples	162,446		83,814
Blanks	3,683	2.3%	14	0.0%
BQFs	455	0.3%	0
Duplicates	-	-	52	0.1%
Repeats	48,151	28.7%	12,098	14.4%
Standards	2,733	1.8%	97	0.1%
Lab standards	10,444	6.6%	101	0.1%
Umpire lab repeats	1,409	1.2%	0	0.0%

11.6.1.1 Standards

Certified standards are submitted to the laboratory on a regular basis. A standard is inserted into every batch periodically throughout diamond drilling sampling usually every 30 samples and similar insertion for RC drilling programs.

The lab standards total of 3,595 for 2016 is for only diamond core sample submissions.

Drilling by the Company at the Cosmo Mine has seen certified standards submitted to NAL on a regular basis. A range of 45 different certified standards have been used since the start of the mining operations and these are summarized in the table below. Standards used in 2016 are highlighted in yellow.

TABLE 11-2 LIST OF STANDARD SAMPLES USED AT COSMO MINE, THOSE HIGHLIGHTED WERE UTILIZED IN 2016

Standard	Au (ppm)	Standard	Au (ppm)	Standard	Au (ppm)
ST02	2.37	ST274/5358	5.96	ST499	0.4
ST02/5355	2.37	ST28/6366	34.5	ST504	1.42
ST04	4.87	ST28/9489	34.2	ST508	3.29
ST05	2.58	ST335	13.65	ST535	0.97
ST07/8441	0.23	ST347	9.6	ST559	0.52
ST07/9258	0.22	ST383	7.24	ST576	1.37
ST08	0.32	ST39	1.67	ST590	0.22
ST08/6342	0.32	ST39/6167	0.87	ST603	0.38
ST08/8225	0.33	ST39/9420	0.89	ST605	0.42
ST09/3320	1.93	ST43/7370	3.37	ST622	2.04
ST09/7382	1.93	ST48/9278	4.55	ST631	2.43
ST10	2.94	ST482	1.94	ST684	0.75
ST14	0.405	ST487	0.49	ST698	0.65
ST15/6138	0.022	ST49/6403	1.99	ST70	0.099
ST16/5357	0.52	ST493	0.119	ST73/7431	1.54
ST611	4.08	ST498	0.65

2016

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Box and Whiskers: Au_FA50_ppm Standards 2016
Actual Value
Standards
ST498
ST508
ST559
ST605
ST611
ST622
ST631
ST684
Mean
Expected Value
Median
Outlier
Extreme Outlier

FIGURE 11-7BOX AND WHISKER PLOT OF STANDARDS USED AT COSMO MINE IN 2016

The graph above shows the standards sent by the Company to the NAL lab since the last reporting period. Labeling errors were likely the cause as to why standards ST508 and ST631 returned some results well outside their expected ranges. An example of the chart and statistics used to chronologically check the standard results is shown below (Figure 11-8 , Table 11-3).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 11-3 COSMO MMINE 2016 STANDARD SR535 COMPLIANCE TABLE

STANDARD ST535	NAL
Recommended Value g/t Au	4.08
Standard Deviation	0.17
Number of Assays	47
Mean Result g/t Au	3.906
Minimum g/t Au	0.55
Maximum g/t Au	4.23
% Outside Error Limit	4.25%
Outside 2SD	11
Outside 3SD	1

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.6.1.2 Blanks

Blank materials included in the sample stream were derived from several sources including barren core (dolerite core drilled during the program) and crushed Bunbury Basalt (from Gannet Holding Pty Ltd, referred to in this report as “blank”). Blank results above 0.02ppm Au are queried and any issues resolved.

Anonymous blank samples were submitted to NAL on a regular basis. A blank sample was often submitted strategically placed to follow a high-grade sample or zone; otherwise blanks were distributed randomly through each hole. In this way blanks were used to check the sample preparation and to identify possible contamination from the high-grade samples.

Blanks, particularly the dolerite core submitted, tended to return more assay grade than expected although the amount of contamination was considered to be minimal and associated with the original host rock material. For 2016, un-mineralized dolerite core was used for blank material, until March, from when Bunbury Basalt Blank material was used exclusively. The chart above (Figure 11-9) shows the results of all samples during this period. Of note is one high value, which is likely due to a mineralized piece of core (probably containing coarse gold) being selected accidentally. Investigation of these samples showed that they were not preceded by high-grade samples so the result could not be due to poor assay hygiene/gold smearing. Some other higher than expected results were also seen but these are also believed to be the result of mineralized blank core being selected.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The average grade of all blank dolerite core samples for the year was 0.034ppm Au, which is in line with background value in the mine area. The mean value for all blank samples for 2016, both Bunbury Basalt and Dolerite Core, was 0.018ppm Au.

11.6.1.3 Laboratory Duplicate Assays

Relative precisions have been used to analyze the accuracy of duplicate samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero and increases as the distributions become more dissimilar.

Relative precision has been calculated using all data pairs for the ranges of below detection.

For the period of 2016 has not undertaken any duplicate samples.

11.6.1.4 Inter-Lab Repeats

Inter-lab repeats were taken for diamond drilling programs with pulp material sent to umpire lab ALS in Perth for assay. Results were compared to original assay results. An example of the tables and charts used to analyze each drill type and umpire lab are below.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 11-4 STATISTICAL RESULTS FOR COSMO MINE INTER-LAB REPEATS, 2016

INTER-LAB REPEATS:	NAL	ALS
Number of assays	899	899
Minimum value g/t Au	0.01	0.01
Maximum value g/t Au	24.80	35.00
Mean g/t Au	1.643	1.729
Median g/t Au	0.500	0.520
Variance	8.029	9.637
Standard deviation	2.832	3.103
Coefficient of variation	1.723	1.795
Correlation coefficient R	0.886
Coefficient of determination R2	0.785

11.6.1.5 Analysis of Inter-Lab Repeats

For 2016, a total of 899 original pulps samples were sent to ALS for inter-lab fire assay check against NAL.

The Coefficient of Determination represents the percentage of the data that is closest to the line of best fit. The R2 value of 0.785 indicates 78.5% of the values have a strong linear relationship, which means that independent umpire lab (ALS) strongly agrees with the original lab (NAL). The poor relationship of 21.5% of samples can be explained by the moderate relative nugget range of 21% to 29% in the modeled variography. That ALS, on average, has slightly higher grade (mean grade of 1.73 g/t Au vs NAL 1.64 g/t Au and median grades of 0.52 g/t Au vs 0.50 g/t Au from NAL) suggests the data used in the model will not overestimate the grade.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Q-Q Plot for all inter lab repeat samples (Figure 11-11) indicates that pulp samples with grades between 0 g/t Au and 5 g/t Au repeat very closely. In the 5–10 g/t Au range the repeatability tends to decrease, with ALS appearing to report slightly higher grades than ALS. Above 10 g/t Au NAL original reports higher than the ALS, but in this range samples are likely to contain coarse gold and therefor repeatability is decreased due to the nugget effect.

11.6.1.6 Opinions on Sampling, Security and Analysis

The three laboratories that have been used for the entire Cosmo Mine QA/QC program offer different preparation techniques with a 50g fire assay by NAL, a 30g fire assay by NTEL and a 30g and 50g fire assay by ALS. During 2016 only NAL and ALS labs were utilized, both using the 50g fire assay technique.

During 2016 an independent audit was completed on the QAQC results and the NAL laboratory through Independent Lab Supplies (“ILS”). This was done to ensure the quality of the sampling and assaying is of a standard to ensure the best result possible from all estimation processes. The review looked at all steps from sample preparation to the reporting of results.

Generally the audit shows that the NAL lab performed to expected standards. It also highlighted that the lab performs a high number of internal sample repeats and these repeats show that the mineralization at Cosmo Mine has good repeatability. One issue highlighted in the report was related to poor sample preparation during mid-2016, which was related to an issue with the lab purchasing poor quality grinding media. Once highlighted, this issue was quickly fixed and the preparation quality improved.

11.6.1.7 Recommendations

The following list of recommendations is provided to give a more rounded regime of QA/QC and cover areas that have question marks in my mind to ensure complete transparency of data.

PREP QUALITY

•	1 in 20 check rate,
•	Sieve at 75um some random samples to get at least 50 sample database as a comparison with mill P80 = 75um. This task could be performed by Company staff?
•

Further discussion with NAL as to why cannot achieve close to 100% pass 106um as evidenced in the period of June-July 2016. Reference should be made to the significant improvement in repeat results with superior precision and error in that period.

•	Suspect one of the reasons for non-compliance will be auto-ignition of samples.
•	They have 2 x LM2 pulverizes on site. Check prep quality by milling in LM2.

BLANKS

•	1 in 50 check rate.
•	Random insertion into mineralized ore zones.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

•	Follow up on any high blanks (>0.20ppm) and check for sample/standard swaps in reported results file.
•	If a high assay blank is returned and the Gannet standards in that batch are OK, ask for a check of a few random samples from the fire the blank was originally assayed in.
•	If a high assay blank is returned and the Gannet standards are falling out of control (±2SD), then check the entire fire that the blank was originally assayed in (this will be approx. 40-42 samples).

STANDARDS

•	1 in 50 check rate.
•	Broaden the grade range of the Gannet standards, i.e. 8 standards in use, then have a standard in each of grade range:

-	0.50 to 0.90 g/t Au
-	0.90 to 1.20 g/t Au
-	1.20 to 1.80 g/t Au
-	1.80 to 2.50 g/t Au
-	2.50 to 3.50 g/t Au
-	3.50 to 5.00 g/t Au
-	5.00 to 7.50 g/t Au
-	>7.50 g/t Au

•	Limit the use of the standards to 2 or 3 per month so that a reasonable amount of individual standard data is collated within the month.
•	Rotate to other standards in subsequent months.
•	Always include one high standard (>5.00 g/t Au) in each month.
•	Introduce a better quality standard with say a low, medium and high grade.
•	Use one standard per large sample submission.
•	Use one standard per batch of external checks.
•	When charting the control of each standard, plot the recommended value and assayed mean and set the assayed SD as the limits of control.
•	Cease the NAL reporting of their own internal standards and blanks. Not required in the database. That data is for NAL QC treatment and independent of Company QC.

REPEATS

•	1 in 10 check rate is acceptable – but that is controlled by NAL.
•	Key data measurements to look at is the bias, error and precision. Given 2016 YTD database, these are not likely to deviate significantly unless there is a major laboratory method/process change.
•	Ask NAL to reduce repeat check rate from YTD rate of 21%. This will save their costs and looks more favorable to a reasonable contract rate for the Company and will not impact quality of result.

EXTERNAL CHECKS

•	A minimum of 30 samples would satisfy statistical comparisons and samples should cover all grade ranges. A minimum of 100g sample would need to be sent.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

•	A standard should accompany each batch of checks.
•

Data treatment will be paired – NAL vs check lab – and simple calculations for “% difference between lab means”, “ave % difference between lab assays” and “absolute ave % diff between lab assays”. This will check bias and error.

11.6.2	WESTERN ARM DEPOSIT

During 2016 several existing Western Arm Deposit diamond drill holes were re-sampled. The remaining half core was quarter cored and summited with QAQC to NAL in Pine Creek for analysis.

11.6.2.1 Standards

Eight standards were submitted along with the re-sampled core.

Two different standards were used, with a low grade (0.52 g/t Au ) and a higher grade (4.08 g/t Au) standard utilized.

Overall there was a low bias across the samples, however, there is a low sample numbers. The bias is not expected to have a material effect on the overall resource.

11.6.2.2 Blanks

A total of 23 Blank samples were submitted during 2016 re-sampling program. All results returned below detection limit.

11.6.2.3 Re-Assays

A total of 165 ¼ core samples were submitted for re-assay in order to compare with original assays completed on half core.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

A poor sample correlation between the original assays and the re-sampled assays exists. One possible cause of this variation is the presence of a coarse gold component to the deposit. This error will be multiplied by the resampling of only ¼ core and comparing it back to ½ core, this sample size variation will exaggerate the poor correlation if coarse gold is an issue.

The Western Arm deposit has a significant number of drill holes available to use in any Mineral Resource estimates, this alliged with the fact that the majority of drilling defining the Western Arm Deposit is RC, which with the larger sample size may produce a more representative sample, and produce more accurate results. This gives confidence in the data available to be used in this estimate.

11.6.2.4 NAL Laboratory Duplicate Assays

NAL completed 39 laboratory duplicate samples, which showed excellent repeatability.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.6.2.5 Opinions of Sampling Security and Analysis Procedures

While a significant amount of the original sampling for the Western Arm Deposit was completed in the past, the original hard copy data is still held by the Company. This data has been reviewed and checked against the database with results showing perfect correlation between the hard copy data and digital results. While limited QAQC was completed on this older data the QAQC completed on the diamond core in 2016 dosplays the confidence in the quality of the results. While there is poor correlation, there is no obvious high or low grade bias in the sampling checks completed. More work is planned to twin holes in the future, which will add more confidence to the older drilling results.

During 2015 ad 2016 the Author has held discussion with the current owner and manager of the Northern Austalian Labratories (NAL) as he was involved in the assay of the original Western Arm and Bon’s Rush samples. Through these discussions it was noted that the procedure currently used is a very similar process to that used on the Western Arm and Bon’s Rush samples in the past. Similar equipment and procedures were used, adding to the confidence in this older data. It is of the opinion of the Authors that the sampling preparation, analysis and security procedures are all adequate for use in the Mineral Resource estimate.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.6.3	BON’S RUSH

During 2016 re-sampling of the existing diamond drill holes from Bon’s Rush was completed. The remaining half core was quarter cored and summited with QAQC to NAL in Pine Creek for analysis.

A total of 69 samples were re-sampled to check the accuracy of the historic lab performance, including eight check samples, which included 4 standards and 4 blanks.

11.6.3.1 Standards

A total 4 standards, of two types were submitted for analysis. All four results fell within one standard deviations of the expected mean as shown in Figure 11-15.

11.6.3.2 Blanks

A total of 4 blank samples were submitted, with all samples returning results below detection limit.

11.6.3.3 Duplicate Assays

A total of 61 samples were re-assayed with the results returning comparable to the originals. The line of best fit shown in Figure 11-16 does not truly reflect the repeatability, with the correlation being weighed low due to the 2 very low repeatability samples. It is likely that correlation between these samples was due to natural variation across the core with both samples reporting significantly higher grades in the re-sample.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.6.3.4 Laboratory Duplicate Assays

A total of 24 samples were duplicated at the laboratory from the Bon’s Rush re-sample project. The duplicate assays show good correlation with the originals with an R2 value of 0.96 as shown in Figure 11-17.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

11.6.3.5 Opinions on Sample Security and Analysis Procedures

While a significant amount of the original sampling for the Bon’s Rush Deposit was completed many years ago, the original hard copy data is still held by the Company. This data has been reviewed and checked against the database with results showing perfect correlation between the hard copy data and digital results. While limited QAQC was completed on this older data the QAQC completed on the diamond core in 2016 shows the author can be confident in the quality of the results. It is planned to twin holes in the future which will add more confidence to the older drilling results.

It is of the opinion of the Authors that the sampling preparation, analysis and security procedures are all adequate for use in these Mineral Resource estimates.

11.6.4	RECOMMENDATIONS

The results from the QA/QC analysis of drilling at Western Arm and Bon’s Rush Deposits have indicated an adequate level of confidence in assay grades for use in the Mineral Resource Model at an Inferred category.

The following recommendations for improvements in the current procedures are:

  An immediate follow-up with the laboratory when controls fail;
  Interlab repeats to meet or exceed a rate of 1:20 to original samples;
  Conducting an analysis on barren core that is re-used to serve as blanks for future batches;

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations
  Regular tracking of QA/QC compliance;
  Increased QA/QC in any further drilling to increase confidence in the analysis technique used;
  Drill twinned holes to test the repeatability of drill sampling and mineralized areas; and
  Continued re-sampling of the existing diamond drill core to complete further analyses of the confidence in historic assay grades.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

12 DATA VERIFICATION

The Company utilize specialized industry computer software to manage its drill hole and assay database and employ dedicated personnel to manage the database and apply appropriate QA/QC procedures to maintain the integrity of the data. Data is assessed for errors against standards and blanks prior to loading into the acQuire™ database software. Data is then spatially assessed in commercially available mining software package Surpac™ for any other questionable results.

Previously, independent consultants have completed various database checks, which have not identified any reportable errors, which would have raised any concerns about the integrity of the data. During the preparation of this technical report, which has included search and lookup of assay results, generation of plans and sections and estimation of mineral resources, the Authors did not encounter any difficulties with the database; hence the Authors believe the historical data/database has been verified to a sufficient level to permit its use and have confidence in its reliability.

Wherever possible the Company has also conducted on ground checks of data, this includes the resurveying of historic drill collars and previously mined open pits. The checking of the open pits has involved the use of a surveyor with a depth sounder to test the bottom of the pit against previous pit pickups as all previously mined pits contain some surface water. This was done to ensure an accurate depletion of the Mineral Resource.

During the past five years a large amount of time and money reviewing all historic data in both hard and soft copy forms. This has given the Company a much better understanding of the original data that is available for cross checking and review.

In conjunction with the review of historic data, a detailed review has commenced on the QA/QC results for historic drill campaigns on currently reported mineral resources. This has included a review of the assay results and QA/QC processes for the Western Arm, Bon’s Rush and Kazi Mineral Resources. This also included the resampling and review of available diamond core samples. While these deposits were drilled more than 10 years ago there is sufficient data available to check against the information stored in the Company database. While more work is required to validate this data, through twinned holes, it is of the opinion of the Author that this drilling data fulfils the requirements for reporting mineral resources. Further work is planned to add more confidence to the historic drilling data. This is the case for all mineral deposits, regardless of the generation of data used in the estimation process.

There were no limitations or failure by the Authors to verify the data in this technical report. In the opinion of the Authors such data is adequate for the purposes of this technical report.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

13 MINERAL PROCESSING AND METALLURGICAL TESTING

Sampling for metallurgical test-work is completed on an as needs basis following the direction given by the Company’s metallurgists. This may mean detailed sampling of specific ore types and at others it may be required to supply a sample that represents the overall ore type. At all times the sampling is done using procedures required by the metallurgical team and the samples would represent the material required.

While test-work is required to determine the processing ability of all ore types, the test-work is also designed to determine if any deleterious elements are within the various ore types. From all test-work completed to date on the various deposit no deleterious elements have been identified that would have a significant effect on the economic extraction of gold.

13.1	COSMO MINE METALLURGICAL TEST WORK

TABLE 13-1 SUMMARY OF REPORTS AVAILABLE FOR COSMO MINE METALLURGICAL TEST WORK

Date	Report No.	Description
2011	Ammtec A13451	Bond Work Index, Abrasion Index, Leach/Gravity Recovery, Oxygen Uptake, Mineralogy
2012	Ammtec A13605	Confirm effect of preg-robbing using various ratios of F10 Fault carbonaceous shale. Head assays, Direct and CIL cyanidation leach test work
2012	Ammtec A14523	Head analysis, gravity/cyanidation leach test, gravity/CIL leach test work
2014	ALS A16107	Carbon composite sample analysis, head analysis, oxygen uptake, gravity/direct cyanidation leach test work
2014	ALS A15850	Head Assays, Gravity and Direct Cyanidation Leach Extraction and preg-robbing tests, Oxygen uptake test work
2015	ALS A16439	Bond abrasion Index
2015	ALS A16595	Tailing Size-by-size Gold assays, and Diagnostic testwork
2015	ALS A16598	Bond Abrasion, Grind Establishment, Gravity/Direct Cyanidation and Oxygen Uptake test work
2016	ALS 16929	Head assays, Mineralogy, and Gravity/Direct Cyanidation
2016	ALS A17104	Head assays, Magnetic Separation and Oxygen Uptake test work
2016	ALS A17305	Head assays, Mineralogy, Gravity/Direct Cyanidation, Magnetic Separation and Oxygen Uptake test work

Since taking over the NT properties in 2010 the Company’s metallurgists have requested that ALS Metallurgy (formerly ALS Ammtec) conduct various programs of metallurgical test work on samples originating from the Cosmo Mine and other gold deposits in the area. A summary of that test work for 2016 follows:

13.1.1	ALS STUDY A16929 – 2016

In December 2015, ALS was commissioned by E. Henriques to conduct metallurgical testwork on samples of Mill Feed and Leach Feed samples from the Union Reefs Mill, while treating Comso underground ore. A summary of test results follows:

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Head Assays – Mill Feed

TABLE 13-2 MILL FEED - HEAD ASSAYS SUMMARY

Analyte	Unit	Mill Feed (CV06)
Au	g/t	2.31
Au (dup)	g/t	1.84
As	ppm	2,090
CTotal	%	1.56
COrganic	%	1.17
STotal	%	3.60
SSulphide	%	2.72
SiO2%		56.6

The discrepancy between the two gold assays suggests the sample is likely to contain coarse gold, supporting the use of the gravity circuit to recover coarse gold. Elevated organic carbon levels suggests that pre-robbing behavior could occur during cyanide leaching. The presence of arsenic (0.2%) indicates the sample may contain arsenopyrite, as well as other sulphide minerals, as indicated by the sulphide grade (2.7%) .

Particle Size Distribution – Mill Feed

The mill feed sample was submitted for sizing, resulting in a P80 of 11.3mm.

Gravity/Direct Cyanidation Test work – Leach Feed Sample

The bulk of the leach feed sample was passed through a 3” Knelson Conentrator. The results from the gravity separation are presented in the table below.

TABLE 13-3 GRAVITY SEPARATION RESULTS

Sample/Product	Mass		Assays		Distribution
	g	%	Au ( g/t)	S2- (%)	Au (%)	S2- (%)
Gravity Concentrate	90.66	1.2	49.4	18.6	36.3	7.2
Gravity Tail	7,422.6	98.8	1.06	2.94	63.7	92.8
TOTAL	7,513.3	100	1.64	3.13	100	100

The process successfully upgraded the gold, with the gravity concentarate gold grade being 30 times higher than that of the feed.

A leach feed sub-sample underwent cyanide leaching testwork. Gold extraction was rapid, with the results showing no shows of preg-robbing. Overall gold extraction was lower than expected, and previous tests. Results are shown below.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 13-4 CYANIDE LEACHING RESULTS

Calc’d Au Head Grade ( g/t)	Au Extraction (%) @ hours					Au Tail Grade ( g/t)	Reagent Cons. (k g/t)
	2	4	8	24	48		NaCN	Lime
1.55	61.5	73.8	78.9	79.2	80.0	0.31	0.77	0.02

Mineralogical Analysis – Leach Feed Sample

The gravity separation generated two products – gravity concentrate and tail. A sub-sample of the gravity concentrate was submitted for mineralogical analysis via QEMSCAN (quantitative evaluation of minerals by scanning electron microscope), whilst a sub-sample of the gravity tail was analysed via XRD (X-ray diffraction).

Quartz, chlorite, micas and amphiboles are the dominant minerals in the Gravity Tail, which makes up just less than 99 % of the Leach Feed Sample.

Several sulphide minerals have been upgraded in the Gravity Concentrate, including pyrite, pyrrhotite, arsenopyrite and small amounts of other sulphide minerals such as galena, chalcopyrite and sphalerite. Twenty-three gold grains were detected in the Gravity Concentrate. All gold grains detected had silver contents ranging from 7% to 23% and were classified as argentian gold.

13.1.2	ALS STUDY A17104 – 2016

In April 2016, ALS was commissioned by C. Buda to conduct metallurgical testwork on Mill Feed and Thickener Underflow samples from the Union Reefs Mine, Comso Underground dirt.

The main objective of the testwork was to determine if pyrrhotite could successfully be removed from the process streams. It is believed pyrrhotite in the ore may be contributing to lower dissolved oxygen levels in the leaching circuit, which is having a detrimental impact on gold extraction.

Head Assays

TABLE 13-5 COSMO MINE HEAD ASSAYS SUMMARY

Analyte	Units	Mill Feed	Thickener Underflow
Au1	g/t	2.10	1.84
Au2	g/t	2.04	1.72
AuAVE	g/t	2.07	1.78
Fe	%	13.4	13.6
STOTAL	%	3.90	4.22

Gravity Separation

Gravity separation via a 3” Knelson concentrator was investigated, but found to be unsuitable, due to high gold recovery to the gravity concentrate. The results are summarised in the following table.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 13-6 GRAVITY CONCENTRATE

Product	Assays			Distribution
	Au ( g/t)	Fe (%)	S (%)	Mass (%)	Au (%)	Fe (%)	S (%)
Mill Feed - Gravity Con	53.9	29.6	24.0	4.4	68.0	9.9	27.2
Thickener Underflow - Gravity Con	12.0	20.9	13.1	5.3	36.8	8.3	15.1

The lower gravity gold recovery for the Thickener Underflow sample (36.8%) is due to the removal of gravity gold within the grinding circuit prior to this stream being sampled.

Whilst the results indicate that iron and sulphur were upgraded in the Knelson concentrate, gold recovery was too high to consider this a suitable process for rejection/removal of pyrrhotite from the ore.

Magnetic Separation

Magnetic separation using low intensity magnetic separation (LIMS) was more successful. The results are summarised in the table below.

TABLE 13-7 MAGNETIC SEPARATIONS RESULTS

Product	Assays			Distribution
	Au ( g/t)	Fe (%)	S (%)	Mass (%)	Au (%)	Fe (%)	S (%)
Mill Feed Magnetics	1.45	54.6	30.6	2.9	1.7	11.4	24.4
Thickener Underflow Magnetics	0.88	54.9	32.2	2.2	1.1	9.3	18.7

The results show that ~2-3% of the mass reported to the magnetic fraction. This material contained less than 2% of the gold, but ~9-11% of the iron, at 54-55% grade and ~19-24% of the sulphur, at ~30-32% grade.

Mineralogical analysis of the Mill Feed Magnetic fraction by XRD confirmed that it was comprised primarily of pyrrhotite (84% by mass). No pyrrhotite was detected in the non-magnetics, which contain 4% pyrite and ~1% arsenopyrite.

Oxygen Uptake Rate Determination

Sub-samples of the magnetics and non-magnetics from the bulk magnetic separation test were submitted for oxygen uptake rate determination. The main objective of the oxygen uptake tests was to confirm that the pyrrhotite was the main reason for increased oxygen demand, and low in-tank dissolved oxygen (DO) concentrations being experience on site.

Two different procedures were tested. The first test involved the ‘standard’ oxygen uptake rate procedure. The second test involved the staged addition of peroxide.

Results from the standard oxygen uptake rates tests are illustrated in the graph below. This confirmed that the pyrrhotite separated in the magnetic fraction is the main contributor to the high oxygen consumption.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The procedure utilizing hydrogen peroxide showed interesting results, shown below. The magnetic portion required a significantly higher amounts of H2O2 to increase the DO levels. Dissolved oxygen decay rates were much more rapid for the magnetics.

Another observation from the peroxide addition test was that the sulphides in the Mags appear to have oxidised during the test. The photograph below shows the appearance of the Mags after the peroxide addition test, compared to the magnetics from the standard oxygen uptake test.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Testwork A17304 was successful, identifying that magnetic separation would be a suitable process to separate the oxygen consuming pyrrhotite, for potential pre-treatment

13.1.3	ALS STUDY A17305 – 2016

Metallurgical development testwork was commissioned by C. Buda to investigate opportunities to remove oxygen consuming pyrrhotite from a mill feed sample via magnetic separation. Additionally to determine the oxygen uptakes of the mill feed, magnetics and non-magnetic streams, and determine the gold extraction of these streams. The mill sample was collected from the mill feed conveyor (June 30), Cosmo underground ore, low pyrrhotite, low carbon ore. A summary of test results follows:

Head Assays

TABLE 13-8 COSMO MINE HEAD ASSAYS SUMMARY

Analyte	Unit	Assay
Au	g/t	2.34
Au (dup)	g/t	4.21
Au (ave)	g/t	3.28
As	ppm	2740
CTotal	%	1.65
COrganic	%	1.29
Fe	%	12.4
STotal	%	3.86
SSulphide	%	3.10

The iron and sulphur levels are similar to the Mill Feed sample previously tested as part of ALS Project A17104.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Magnetic Separation Testwork: Pyrhotite Removal

The mill feed sample was ground to p80 75um and submitted for magnetic separation, using a low intensity magnetic separation unit (LIMS).

TABLE 13-9 COSMO MINE MAGNETIC SEPARATION TEST WORK SUMMARY

MAGNETIC SEPARATION TESTWORK
Product	Mass (g)	Assays			Distribution
		Au ( g/t)	Fe (%)	S (%)	Mass (%)	Au (%)	Fe (%)	S (%)
Mags	1543.9	2.24	43.5	26.3	5.2	4.3	18.5	36.6
Non-Mags	27968.4	2.77	10.6	2.52	94.8	95.7	81.5	63.4
CALC’D HEAD GRADE	29512.3	2.73	12.3	3.76	100	100	100	100
ASSAYED HEAD GRADE		2.34/4.21	12.4	3.86	-	-	-	-

The mass recovery to the magnetics was approximately 5%, with no significant upgrading of the gold grade. Mineralogical analysis of the products revealed that the 78% of the pyrrhotite was recovered to the magnetic stream. The magnetic stream was 69% pyrrhotite. The recovery of pyrrhotite was lower compared with A17104.

Mineralogy Testwork

Sub-samples of the magnetics and non-magnetics were submitted for x-ray diffraction analysis.

TABLE 13-10 COSMO MINE MAGENTIC TESTWORK MINERALOGY SUMMARY

MINERALOGICAL ANALYSIS OF MAGNETIC SEPARATION PRODUCTS: SUMMARY OF RESULTS
Mineral ID	Mass (%)
	Mill Feed	Mags	Non-Mags
Clay Mineral	2	2	2
Clinochlore	16	6	19
Biotite - Annite	1	1	2
Muscovite	8	4	9
Calcic Amphibole	3	2	4
Cummingtonite - Grunerite	2	1	3
Alpha Quartz	54	12	55
Pyrrhotite	6	69	1
Pyrite	5	1	4

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Oxygen Uptake Rate Determination

Oxygen uptake rate determination tests were performed on samples of the mill feed, magnetic and non-magnetics. Uptake tests on the mill feed, magnetics and non-magnetics were performed using normal testwork procedures sparging with air. For the magnetic stream the procedure was performed on an additional sub-sample, but oxygen gas was utilised rather than air. Cyanide leach tests were conducted on the residues from the oxygen uptake tests on Mags.

Individual tests results indicated the following:

•	The non-magnetics had the lowest oxygen uptake, with mill feed higher and magnetics with the highest oxygen uptake;
•	The oxygen uptake of the magnetic’s was lower compared with A17104, with mineralogy results conforming a lower percentage of pyrrhotite in the sample; and
•

Oxygen uptake rates for the oxygen-sparged test on the magnetics were high, but this is most likely due to the fact the starting DO levels were so high. Some of the DO reduction was probably due to the gassing off from the slurry surface, opposed to the sample consuming excessive amounts of oxygen.

TABLE 13-11 COSMO MINE OXYGEN UPTAKE RESULTS SUMMARY

OXYGEN UPTAKE RATE TESTWORK: SUMMARY OF RESULTS
Time (hours)	Oxygen Uptake Rate* (mg/L/min)
	Mill Feed	Non-Mags	Mags (Air)	Mags (O2)
0**	0.0606	-0.0265	-	-
1	-0.0919	-0.0580	-0.134	-0.828
2	-0.0699	-0.0786	-0.076	-0.723
3	-0.0636	-0.0736	-0.083	-0.539
4	-0.0672	-0.0633	-0.082	-0.487
5	-0.0565	-0.0275	-0.130	-0.752
6	-0.0534	-0.0870	-0.161	-0.564
24	-0.0256	-0.0258	-0.017	-0.927
25	-	-	-0.082	-1.144
26	-	-	-0.100	-0.667
27	-	-	-0.054	-0.943
28	-	-	-0.067	-1.153
29	-	-	-0.037	-1.614
30	-	-	0.039	0.067

Gravity/Direct Cyanidation Test Work

A 1.0kg sub-sample of the Mill Feed was ground to P80 75 µm and submitted for gravity separation using the 3” laboratory Knelson. The Knelson concentrate was submitted for mercury amalgamation to recover free gold. The residue from the mercury amalgamation was combined with the Knelson tail and submitted for cyanide leach testwork.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Sub-samples of the following samples were submitted for a direct cyanide leach test, with no gravity separation:

  Non-Mags;

  Mags;

  Mags (post-oxygen uptake test); and

  Mags (post-oxygen sparged oxygen uptake test).

Results of the various leach tests are shown below:

TABLE 13-12 COSMO MINE SUMMARY OF GOLD EXTRACTION TEST WORK

GRAVITY/LEACH TESTWORK ON MILL FEED: SUMMARY OF RESULTS
Test ID	Au Head Grade (g/t)		Au Extraction (%)				Au Tail Grade (g/t)	Reagents (k g/t)
	Assay	Calc’d	Gravity	8-hr	24-hr	48-hr		NaCN	Lime
Mill Feed	2.34/4.21	2.55	33.1	87.8	88.6	90.8	0.24	0.91	0.86
Non-Mags	3.18/2.35	2.38	-	76.3	83.4	91.0	0.22	2.27	1.44
Mags	2.13/ 2.35	2.40	-	76.8	81.3	88.1	0.29	2.10	0.77
Mags (post-air OUR* test)		3.02	-	53.6	68.2	86.1	0.42	2.51	0.70
Mags (post-oxygen OUR* test)		2.84	-	59.0	78.2	86.1	0.40	2.74	0.60

Comments on the above data are as follows:

  The results of the leach tests on the Mags vary a lot, with final tail grades ranging from 0.29 g/t to 0.42 g/t Au. The head grades range from 2.40 g/t to 3.02 g/t Au. This suggests that the Mags may contain some spotty gold, which is a possibility, given there was no gravity gold recovery prior to magnetic separation;

  Final weighted average recovery compared well between Mags plus Non-Mags against Mill Feed, considering Mags plus Non-Mags did not incorporate gravity separation;

  The cyanide and lime consumption for the magnetic separation products were significantly higher than that observed for the leach test on magnetic products. The increased cyanide consumption is most likely due to the fact the test was conducted in an open-top vat (as opposed to a sealed bottle for mill feed. Cyanide consumption is always higher in a bench-scale tank leach, compared to a bottle-roll test, due to the high surface area:volume ratio;

  For the leach tests conducted on magnetic residues from the oxygen uptake rate (OUR) tests, the leach kinetics were much faster for the residue from the oxygen-sparged OUR test;

The testwork indicates that magnetic separation is a viable method to remove the oxygen consuming pyrrhotite in the mill feed. Weighted average recoveries from the magnetic separation products compared well with the mill feed, possibly indicating that the proposed flowsheet may have possible recovery improvements if applied.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Unfortunately reagent consumptions could not be compared due to the different techniques used in the testwork (bottlerolls and agitated vessel).

13.2	UNION REEFS METALLURGICAL TEST WORK

Recent metallurgical test work on the Union Reefs Deposit has been limited over the past few years apart from testing done on several representative samples of oxide and sulphide mineralization from the Prospect Deposit.

Historical test work is presented for the Esmeralda Deposit as it has relevance to ongoing work in this area.

TABLE 13-13 SUMMARY OF REPORTS AVAILABLE FOR UNION REEFS DEPOSITS METALLURGICAL WORK

Date	Report No.	Description
2013	ALS A15107	Prospect deposit: 2 composite samples, head assays, gravity separation/cyanidation tine leach, grind times
1997	Metcon 97356	Esmeralda deposit: Abrasion index, Bond Rod Mill work index,
1996	Metcon 95218	Esmeralda deposit: Head assays, trail grinds, gravity leach, direct cyanide leach, size assay of leach residues

13.2.1	ALS STUDY A15107 – PROSPECT DEPOSIT - 2013

Two samples representing oxide mineralization (Lode 200/300) and sulphide mineralization (Lode 400) were submitted for metallurgical test work. In previous reports it was noted a potential error in the results, a request was placed back to ALS who reviewed the results and updated the table. The new test results are as follows:

Head Assays

TABLE 13-14 PROSPECT DEPOSIT HEAD ASSAYS COMPOLITES SUMMARY

Sample ID	Au1 (g/t)	Au2 (g/t)	Ag (g/t)	Cu (ppm)	Fe (%)
Lode 200/300	6.18	5.84	10	45	4.76
Lode 400	21.9	19.2	18	35	3.88

Gravity Separation/ Cyanidation Time Leach Test Work

TABLE 13-15 PROSPECT DEPOSIT SUMMARY OF GOLD EXTRACTION TEST WORK

Composite ID	Test No.	% Au Extraction @ hours					Calc'd Au Hd Grade (g/t)	Leach Res Au (g/t)	Consumption (kg/t)
		Gravity	2	4	8	24			Lime	NaCN
Lode 200/300	MK707	32.82	69.96	75.23	77.63	81.03	3.03	0.58	0.37	0.10
	MK794	51.94	81.38	87.30	87.78	87.40	3.81	0.48	0.46	0.12
Lode 400	MK706	54.15	72.90	83.45	93.06	96.07	19.32	0.76	0.37	0.11

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The gravity recoverable gold component of the 200/300 Lode was deemed to be high at 32.8% -51.9%, while the 400 Lode composite exhibited gravity recoveries of 54.15% .

Cyanide leaching was rapid with a significant percentage of gold extracted in the first eight hours. After 24 hours total extraction for the 200/300 Lode composite was 81% to 87%. For composite 400 Lode total extraction is reported as 96.07% . This updated figure (it was originally report to show recoveries of around 57%) is more in line with .

Lime and cyanide consumption were seen to be very low.

It should be noted the calculated head for composites of 200/300 Lode were listed as 3.03 g/t Au and 3.81 g/t Au while head assays were 6.18 and 5.84 g/t Au. The discrepancy between head grades and calculated grades is not explained. However, within internal reports relating to historic mining Makar noted that from mining activities at Prospect “Gold recoveries were in excess of 93% with nearly 50% recovered by gravity means recorded during milling of trial parcels of Prospect Claim ore (59% gravity in the first trial parcel, 38% in the second trial parcel which was of much lower grade)” (B. Makar 2005b). More work was recommended to determine the actual recovery of these higher grade lodes.

13.2.2	METCON STUDY 95218 – ESMERALDA PROSPECT -1996

In 1996 Acacia Resources submitted 59 RC samples for metallurgical testing. These were composited into seven samples, three weathered, one transition and three fresh. The samples were described as coming from a series of steeply dipping mineralized lenses hosted by quartz/chert breccia, which has associated with an argillite. Four composites are from Zone A and three composites come from Zone B.

Head Assays

TABLE 13-16 ESMERALDA DEPOSIT HEAD ASSAYS COMPOSITES SUMMARY

Composite	Type	~ Au g/t	Ag g/t	As ppm	Fe %	S% total
ESM-1 Zone A	weathered	3.7	1.4	344	6.86	0.15
ESM-3 Zone A	weathered	1.89	<0.5	234	2.9	<0.01
ESM-5 Zone B	weathered	2.66	<0.5	1070	7.87	0.05
EsM-6 Zone B	transition	2.16	<0.5	2110	6.88	2.4
ESM-2 Zone A	fresh	2.28	0.7	154	6.50	4.6
ESM-4 Zone A	fresh	6.71	0.8	30	2.88	0.22
ESM-7 Zone B	fresh	1.26	<0.5	444	6.59	2.9

Acacia requested a gravity concentration at P80250 microns followed by cyanide leaching P8075 microns. Grinds were based on 1kg portions of –2mm crushed material. The following table summarizes grind results.

TABLE 13-17 ESMERALDA DEPOSIT SUMMARY OF GRIND RETENTION TIMES IN MINUTES

Grind	ESM-1	ESM-2	ESM-3	ESM-4	ESM-5	ESM-6	ESM-7
P80=250µm	7	12	1.5	8	4	11	12
P80=75µm	16.5	24.5	6.5	17	9.5	22.5	25

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Grind times are variable but reflect the geological description of degree of weathering.

Gravity/Leach and Direct Cyanidation Leach Test Work

TABLE 13-18 ESMERALDA DEPOSIT SUMMARY OF GOLD EXTRACTION TEST WORK

Sample	Au Head Grade g/t		% Gold Extraction			Leach Tail	Consumption K g/t
	Assay	Calc’d	Grav.	48 Hr Leach	Total %	Gold Grade ( g/t)	NACN	Lime
ESM-1	3.70	2.63	12.0	80.2	92.2	0.19	.38	2.86
ESM-2	2.28	2.27	19.5	75.1	94.6	.012	1.02	9.25
ESM-3	1.89	1.56	7.60	87.7	95.3	0.08	0.44	7.46
ESM-4	6.71	5.47	18.2	75.4	94.6	0.25	0.54	5.12
ESM-5	2.66	1.00	17.1	78.7	95.8	0.06	.050	4.70
ESM-6	2.16	2.09	57.8	35.1	92.9	0.18	0.49	4.32
ESM-7	1.26	1.34	34.2	59.1	93.3	0.11	0.53	4.07

The results of gravity followed by a cyanide leach with those of a direct cyanide leach are remarkably similar.

Lime consumptions are relatively high likely reflecting relatively high sulphur content in some samples. Cyanide consumption was deemed to be moderate.

It should be noted that free gold flakes up to 250 micron were observed. Nevertheless total gold extractions exceeded 90% for all samples.

Leach residues were sized down to 38 microns and assayed for gold to highlight any grind liberation effects. It was determined that an optimum grind of about 53 microns is indicated.

13.2.3	METCON STUDY 97356 – ESMERALDA DEPOSIT -1997

In 1997 Acacia submitted four samples of drill core to determine Abrasion index, Bond Rod Mill work index and Bond Ball Mill work index at 75 micron.

One weathered and one fresh sample were submitted from each of Zone A and Zone B of the Esmeralda deposit.

TABLE 13-19 ESMERALDA DEPOSIT – SUMMARY OF ABRASION, ROD AND BALL MILL WORK. WORK INDEX RESULTS

Sample		Abrasion Index	Rod Mill work index kWh/tonne	Ball Mill work index kWh/tonne
Zone A	Weathered	0.051	8.4	5.7
	Fresh	0.267	25.5	23.3
Zone B	Weathered	0.044	14.2	10.6
	Fresh	0.174	25.7	24.3

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

14 MINERAL RESOURCES ESTIMATIONS

14.1	INTRODUCTION

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated Mineral Resources and Mineral Reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s mineral resources and mineral reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects the Company has determined it is prudent to prepare one report and treat the NT Operations as one project.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 14-1 NT OPERATIONS MINERAL RESOURCES STATEMENT – DECEMBER 31, 2016

MINERAL RESOURCE STATEMENT - 31 December 2016													
		MEASURED MINERAL RESOURCE				INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE			
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Cosmo	Cosmo*[B]	2.0	1,455,000	3.25	152,000	2.0	2,864,000	2.99	275,400	2.0	911,000	2.86	83,700
	Lantern					2.0	566,000	3.05	55,500	2.0	1,119,000	2.89	104,000
	Sub-total		**1,455,000**	**3.25**	**152,000**		**3,430,000**	**3.00**	**330,900**		**2,030,000**	**2.88**	**187,700**
Burnside	Howley					0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
	Mottrams					0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
	North Point					0.7	139,000	1.43	6,400	0.7	117,000	1.31	4,900
	Princess Louise					0.7	394,000	1.30	16,500				
	Rising Tide					0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
	Fountain Head					0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
	Tally Ho*					2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
	Kazi									0.7	707,000	2.90	65,200
	Western Arm									0.7	1,548,000	1.90	92,800
	Bon's Rush									0.7	775,000	2.40	60,300
	Sub-total		**0**	**0.00**	**0**		**7,359,000**	**1.36**	**322,200**		**5,252,000**	**1.97**	**332,500**
Union Reefs	Prospect Claim*					2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens*					1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western Lode*					2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles									N/A	260,000	0.75	6,300
	Esmeralda*					0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice									0.5	68,000	1.88	4,100
	Millars/BigTree/PingQue									0.5	523,000	1.79	30,100
	Orinoco					0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North									0.5	559,000	1.52	27,300
	Union South/ Temple									0.5	818,000	1.33	35,000
	Sub-total		**0**	**0.00**	**0**		**3,580,000**	**2.37**	**273,300**		**3,342,000**	**2.30**	**247,000**
Pine Creek	Cox					0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina					0.5	1,046,000	1.80	60,600				
	South Czarina									0.5	294,000	1.49	14,100
	Enterprise									0.5	1,061,000	2.57	87,600
	Gandy's					0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International					0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor					0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise					0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Sub-total		**0**	**0.00**	**0**		**8,393,000**	**1.41**	**379,500**		**2,540,000**	**2.34**	**191,300**
	TOTAL		**1,455,000**	**3.25**	**152,000**		**22,762,000**	**1.78**	**1,305,900**		**13,164,000**	**2.26**	**958,500**

Notes: * Underground Resource, [B] = currently operating deposit

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

14.2	COSMO MINE MINERAL RESOURCE

14.2.1	INTRODUCTION

TABLE 14-2 MINERAL RESURCE ESTIMATION COSMO MINE PROJECT NORTHERN TERRITORY
DEPLETED TO DECEMBER 31, 2016

Cosmo Mine Mineralized Domains (Au >or= 2 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	1,455,000	3.25	152,000
Indicated	2,864,000	2.99	275,400
Total (Measured and Indicated only)	4,319,000	3.08	427,400
Inferred	911,000	2.86	83,700

Notes on Table 14-2:

1.	Mineral Resources are stated as of December 31, 2016.
2.	Mineral Resources are inclusive of Mineral Reserves, which are set out below.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.
(b) Lower cut-off of 2.0 g/t Au is used to calculate the mineral resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
3.	The Mineral Resource estimate was prepared by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.2.2	COSMO MINE RECONCILIATION

The Cosmo Mine has been in operation since late 2011.

Table 14-3 below relates to the mining period from January 2016 to December 2016. The reconciliation process compares the current Mineral Resource outlined here and compares against the reconciled mining figures from the mill. This reconciliation shows a slight overcall on tonnes of around 0.4% and an under-call on grade by around 5.3% . Some of the reasons explaining this difference are:

  Inclusion of stope backfill material, which is not accounted for in any underground surveys. This material may be removed from a stope at the end of mining. This material generally has no grade and is pure dilution;

  Some stopes mined during 2016 experienced significant hangingwall failures, some of these stopes were not surveyed completely using the cavity surveying equipment due to potential safety issues, therefore these stope shapes were estimated for the reconciliation process; and

  The allocation of ore development against waste development has been determined by the mine geologist but this process will need future verification. It is not expected that many issues were encountered and nothing was noted by the mine geologist but a misallocation of waste material to the ROM or ore to the dump will affect this result.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

All combined it would be expected that the overall under-call of the Mineral Resource for Cosmo sits between 2% and 5% in grade, which is seen as an acceptable result. More work is required on the reconciliation process to review stope performance against the block model, which will allow the mine to perform more regular reconciliations against both the Mineral Resource estimation as well as future mine grade control models.

TABLE 14-3 RECONCILIATION RESULTS FOR COSMO MINE 2016

Year	Grade Control Model Grade			Reconciled Mined			% Diff Reconciled Mined to Grade Control Model
	Tonnes	Grade g/t Au	Ounces Au	Tonnes	Grade g/t Au	Ounces Au	Tonnes	Grade g/t Au	Ounces Au
2016	652,765	3.02	63,399	655,246	2.86	60,180	0.4%	-5.3%	-5.0%

14.2.3	GEOLOGICAL INTERPRETATION

Lithological/Structural interpretation.

Wireframes are created of the major lithological contacts. There are four such contacts:

  Inner Siltstone-Dolomite;
  Dolomite-Dolerite;
  Dolerite-Ore hosting Siltstones; and
  Ore hosting Siltstones – Graphitic Mudstone.

Lithological contacts are digitized from points on diamond drill holes and surveyed contacts in underground (mostly) and open pit workings.

Similarly generated major faults include:

  F10 Fault – Bedding plane fault occupying a thin graphitic mudstone within the mineralization hosting siltstones. This fault breaks out of bedding into a northwest orientation at its northern end transposing lithologies to its northern side above the F1 Fault;
  F9 Fault – Northwest striking fault that bisects the Eastern Footwall Lodes. It is a sub vertical fault with up to 30m of dextral strike slip movement;
  F8 Fault and F8A Fault - Northwest striking faults that bisect the Eastern Footwall Lodes. These faults also exhibit dextral strike slip movement similar to the F9 Fault albeit with less offset;
  F1 Fault – One of the major mineralization controls, this 1-5m thick, highly graphitic fault bisects the mineralization zones in to footwall and hangingwall lodes. Intersections with northwest faults can create gently ramped steeper or shallower sections of the fault in long section, which may be an important control to localizing areas of higher gold mineralization. Diamond drilling in 2016 has contributed significantly to the F1 Fault model but the plunge and orientation have remained largely similar;
  F2 Fault – A north – south striking fault that varies from 5 to 20m in width, which appears to be generally bedded in the western limb of the Cosmo Anticline. It is the western limit of the Cosmo Mine mineralization and is modeled terminating the F1 and F9 Faults. It is interpreted from diamond drilling and surveyed contacts underground and has an exposure across the western walls of the Cosmo and Phantom open pits where it is found to shallow in dip;

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations
  F3 Fault – was modeled prior to 2015 as an east – west striking fault to the south of the mine workings with similar orientation and plunge as the F1 Fault. This was based on fault breccia outcrop in the southeast corner of the Phantom pit and quartz breccia intervals in three very widely spaced (+320m) diamond drill core holes. Subsequent drilling in 2015 of six diamond holes into the metasediments, which core the Zamu Dolerite does not support the previous interpretation of the F3 Fault, with the Phantom pit fault now modeled to have a more northerly orientation within the eastern Cosmo Anticline fold limb; and
  F6 Fault – A new fault interpreted in 2016 – this planar, 0.5 to 3m thick, east-north-east trending, north-north-west dipping fault cross cuts lithologies in the footwall of the F1 Fault. It is likely related to the F1 Fault creating event as a splay with a smaller, as yet undetermined offset.

Gold Lode Interpretation

The gold lodes in the footwall are remarkably planar. The hangingwall lodes are more complex due to parasitic folding of which many are isoclinal. Each lode is correlated by grade within its stratigraphic position in the mineralization bearing metasedimentary units. For modelling purposes lodes have been split into sub-lodes based on whether the lode part is either footwall or hangingwall to the F1 Fault and/or on different sides of the F8, F8A or F9 Faults (see Figure 14-2). To date ten lodes have been identified:

100 Lode – This lode is constrained within the contact of the Graphitic Mudstone (Pmc unit) and the F10 Fault. In the hangingwall lodes, the F10 Fault deviates away from the lodes and mineralization appears to be related to parasitic folding against the Graphitic Mudstone. The 100 Lode contains, near its center, a thin internal Graphitic Mudstone unit, which is often un-mineralized. Gold grades are easily correlated in plan and section.

101 Lode – Termed the Sliver Lode, this lode is a subsidiary fold that veers to the north. Significant extensional and definition drilling targeting the Sliver Lode was conducted in 2016. The lode is currently interpreted as a set of north plunging folded metasedimentary units similar to the 100 and 200 Lodes surrounded by the outer Graphitic Mudstone unit. The western fold is interpreted to be truncated by the F1 Fault at the 575 RL as it plunges more steeply whilst the eastern fold continues to the north where its extent is currently open.

200 Lode – The first mineralization that occurs west of the F10 Fault. Gold grades are usually more erratic and lower grade than in the 100 Lode, but are still clearly correlated. The economic portion of 200 Lode terminates to the north where the F10 Fault deviates northeast, becoming cross cutting. The 200 Lode essentially becomes the 600 Lode as it strikes towards and crosses the Cosmo Anticline fold hinge.

300 Lode – This is the next lode to the west of the 200 Lode being separated generally by 5 to 6m of less altered and less sulfidic, barren siltstone or mudstone. This lode is of lower average gold grades with variable and indistinct grade contacts. Commonly a layer of phyllitic, cordierite bearing sediments form the western boundary between the 300 Lode and the 400 Lode.

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400 Lode – This is the innermost lode. It is located close to the Zamu Dolerite and is generally lowest in gold grade.

500 Lode – This lode is interpreted to be the continuation of the 100 Lode as it wraps around the Cosmo Anticline fold hinge and becomes part of the Western Lodes. Like the 100 Lode it occurs nearest to the Pmc unit. There is no F10 Fault in the Western Lodes.

600 Lode – Similar to the 500 Lode this lode is interpreted to be the continuation of the 200 Lode as it wraps around the Cosmo Anticline fold hinge to become part of the Western Lodes.

800 Lode – Otherwise known as Redbelly this lode is interpreted to be a sequence of folded, gold bearing metasedimentary beds truncated by the F1 Fault to the north. The geometry of the main fold suggests the lode could represent a synform as opposed to an antiform (such as the Sliver) of one of the major folds of the Cosmo Anticline hinge zone.

900 Lode – This lode, alternatively known as Taipan, is located in the footwall of the F1 Fault and is similar in character to the 500 Lode in that it is a tightly folder sequence of gold bearing metasediments against the Graphitic Mudstone contact. The lode is truncated at the top by the F1 Fault at 635 RL.

1000 Lode – Also known as Keelback, the 1000 Lode is interpreted to be a concentration of gold in metasediments in close proximity to the Zamu Dolerite unit to the south of the Keelback Lode. This zone is structurally complex being affected by the F1, F6 and F9 Faults. Elevated grades have been linked to re-mobilized gold in veining associated with the faulting and/or the Zamu Dolerite contact.

Wireframing Methodology

In a given stratigraphic position, all contiguous mineralization greater than 0.2 g/t Au is coded as the relevant lode using wireframes created from geological data collected such as diamond drilling, face mapping, underground backs/wall mapping and survey picked up contacts. Some lodes, such as the 100 Lode, are stratabound; in this case by the graphitic mudstone lithological contact and the F10 Fault. Other lodes such as the 300 Lode have diffuse, grade dependent, boundaries with lithological units including gold mineralization above 0.2 g/t Au. In the Sliver Lode the grade constraint has been tightened to a 0.5 g/t Au surface to better constrain the mineralization in this structurally more complex area.

Lode wireframes are snapped to relevant contacts on drill holes wherever possible. Face map chip sample line information is also incorporated into lode and lithology modeled wireframes where relevant. Sludge sample gold assay results can also be used in wireframing modeling decisions to define the edges of the mineralization to within 0.9m but sample grades are not used for mineral resource grade estimation.

Upon completion of each wireframe contact, the wireframe is spatially closed and validated. Each wireframe must not overlap with any other of the lode wireframes or errors will occur during block modeling. Each closed wireframe is a separate file for estimation purposes.

Waste zones that occur between the lodes are wireframed from the lode contacts thereby preventing overlaps. These wireframes are closed, validated and once given waste codes saved as separate files.

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14.2.4	BULK DENSITY

There have been several campaigns of bulk density test work on the Cosmo mineralization. The first was during the exploration phase. These densities have been used in previous reports. A bulk density of 2.93t/m 3 was used in reports of model tonnages and grades for the 100 Lode, with 2.88t/m 3 used to report the 200 and 300 Lodes. These densities were derived from a total of 103 wax encapsulated mineralized samples taken from ½ HQ drill core. A total of 170 samples were also selected from various lithologies and lodes for air pycnometer testing to validate the wax encapsulated bulk density values, with results indicating a close correlation. There are over 1,000 samples with associated bulk density analysis for the Cosmo Deposit, with the majority of these located in the sulphide mineralization zone.

Since the underground has become operational, onsite bulk density (BD) data is collected, to confirm the BD data values being used are correct.

The diamond drill core samples were selected as representative of each lithology present at Cosmo. Samples were chosen by geologists (core pieces around 20cm in length), approximately one every second core tray, and the intervals and lithology recorded in the log.

In situ bulk density (BD) determinations were estimated using the water displacement method on drill core. BD data derived from Fresh and Transitional material had been considered reliable, as rock competency and core recovery improved with depth, reducing the variability of results. In oxide zones, the same technique of water displacement was used, on handpicked sticks of competent core. This may have imposed a bias towards overestimation. Bulk density measurements estimated using the water displacement method was calculated from the following formula:

BD = WAD/ (WAS – WWS)

Where	WAD	=	Weight of dry sample in air
	WAS	=	Weight of saturated sample in air
	WWS	=	Weight of saturated sample immersed in water

Method

Determining WAD: For each meter of core requiring measurement, a 0.2m piece of core was removed from the tray (prior to core being cut). Core affected by grease or drilling fluid was not chosen. Each piece of core was placed on the scales and its weight recorded.

Determining WAS: The sample was re-weighed in air allowing minimal drying.

Determining WWS: A container of water with sufficient volume to immerse a 0.2m length of core was placed on the scales. The pieces of core (in a wire basket) were lowered into the water and when the weight steadies (after the sample has become saturated) the weight was recorded.

All measurements were recorded and BD’s calculated using the above formula.

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The results of all the operational onsite bulk density data are separated into geological domains in Surpac Mine software. Table 14-4 summarizes the results.

TABLE 14-4 BULK DENSITY FOR LODES AT COSMO MINE

Domain	bulk density g/cm3
Dolerite pdz	2.93
All meta seds	2.88
100, 110, 120, 130, 150, 101, 500, 550 Lode	2.93
200, 210, 220, 230, 250, 300, 310, 320, 330, 350, 400, 420, 430, 450, 600, 650 lode	2.88
Pca (dolomite)	2.88
Pmc	2.88
Unclassified metaseds	2.88

14.2.5	DATA TYPES

The estimation of contained gold has been based on assays sourced from drilling and face sample data, detailed in Section 10, above. The data available as at December 2016 consisted of diamond core samples derived from historic exploration and mining definition campaigns as well as face chip samples derived during mine grade control. Sludge drilling results were included in the database but excluded from compositing and subsequent estimation. Also excluded were 28 drill holes and one face sample (875_ACC_LW) that had failed the data validation process.

All data is provided in local grid co-ordinates.

Drilling provides data to depths up to 1,000m below surface. The total database consisted of 1,603 (for 303,190m) diamond drill holes and 5,602 face sample lines (for 34,433m). The drill core and face sampling were sampled and assayed mostly at 1m intervals, although the database contains intervals at varying lengths within mineralized lodes as summarized below. The higher sample lengths in most holes are due to core loss in the sample interval.

TABLE 14-5 COSMO MINE SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

Mineralized Domain	Minimum Length (m)	Maximum Length (m)	Mean Length (m)
100	0.05	3.55	0.979
110	0.2	1.75	0.968
120	0.1	2	0.997
130	0.2	2.2	0.948
200	0.2	2.3	0.93
210	0.1	1.9	0.92
220	0.1	2.2	1.025
230	0.25	2.1	0.996

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Mineralized Domain	Minimum Length (m)	Maximum Length (m)	Mean Length (m)
300	0.2	2.3	0.998
310	0.2	2	0.931
320	0.2	2	1.038
330	0.15	2.15	0.999
400	0.1	1.55	0.93
420	0.4	2.6	0.947
430	0.2	2	0.959
500	0.26	1.8	0.817
600	0.2	4.4	0.953
101	0.1	3	0.99
150	0.1	4	1.034
250	0.1	3.05	1.108
350	0.1	3	1.088
450	0.5	2	1.021
550	0.16	3.97	0.982
650	0.1	4.65	0.99
800	0.3	1.7	0.974
900	0.3	1.7	0.936
1000	0.3	1.4	0.953

14.2.6	MINERAL RESOURCE INTERPRETATION

Interpretation of mineralized domains has been informed by geological stratigraphic units and a relative gold cut-off grade based on continuity, with a lower limit of ~0.2 g/t Au to an upper limit of +100 g/t Au used as the basis for defining mineralized material.

The Mineral Resource Domain interpretations were wireframed and numbered according to mineralized/waste, Hangingwall and Footwall mineralized domains as outlined in Table 14-6.

TABLE 14-6 COSMO MINE MINERALIZED DOMAIN NOMENCLATURE

Domain Type	Domain Number	Domain Type	Domain Number
Footwall	100	Footwall	430
Footwall	110	Footwall	500
Footwall	120	Footwall	600
Footwall	130	Footwall	101
Footwall	200	Footwall	800
Footwall	210	Hangingwall	900
Footwall	220	Hangingwall	1000
Footwall	230	Hangingwall	150
Footwall	300	Hangingwall	250
Footwall	310	Hangingwall	350

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Domain Type	Domain Number	Domain Type	Domain Number
Footwall	320	Hangingwall	450
Footwall	330	Hangingwall	550
Footwall	400	Hangingwall	650
Footwall	420

The Mineral Resource wireframes were used to code the drill intercepts contained within them by flagging into a new table in the database, the “intercepts” table. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

14.2.7	COMPOSITING AND STATISTICS

Compositing of the raw drilling sample data is necessary to establish a single support for the data (length) and to avoid bias when calculating statistics and undertaking any estimation of the data into three-dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the mineralized domains.

An examination of sample statistics by domain (Table 14-7) and combined ( Table 14-8), for mineralized intercepts reveals that the majority of sampling is on 1.0m downhole support, although sample lengths vary from a minimum of 0.05m to a maximum of 4.65m downhole. The number of instances of samples

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less than 1.0m is 28.9% . Similarly the number of instances of samples greater than 1.0m is 25.6% . The higher sample lengths usually tend to focus on areas where there was lost core.

TABLE 14-7 COSMO MINE SATISTICAL SUMMARY, SAMPLE LENGTH (M) IN ALL MINERALIZED DOMAINS (FOOTWALL AND HANGING WALL)

Domain	All Mineralised Samples	Percentiles
Number	93,046	10	0.7
Minimum (m)	0.05	20	0.8
Maximum (m)	4.65	30	1.0
Mean (m)	0.98	40	1.0
		50	50
		60	1.0
		70	1.0
		80	1.1
		90	1.3
		95	1.4
		97.5	1.5

Within the mineralized domains the drill samples were composited to 1m downhole to provide equal support data for statistical evaluation and estimation.

The waste domains were also composited to 1.0m downhole to provide equal support data for statistical evaluation and estimation.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization for both mineralized and waste domains.

A number of high-grade gold cut-offs were identified as necessary within both mineralized and waste domains. A statistical summary of the mineralized/waste domains is detailed in Table 14-8 and Table 14-9 All results higher than the upper limit were reduced to the cap number.

TABLE 14-8 COSMO MINE STATISTICAL SUMMARY, GOLD PPM – FOOTWALL DOMAINS

Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
100	9151	0.01	72.22	3.15	1.35
110	3359	0.01	49.36	2.1	1.82
120	3209	0.01	127.31	4.34	1.36
130	1620	0.01	59.90	3.32	1.12
200	5025	0.01	35.58	1.89	1.01
210	2144	0.01	28.00	0.84	2.03
220	1231	0.01	44.96	2.15	1.11
230	1121	0.01	62.00	1.81	1.42
300	6165	0.01	127.00	2.38	1.41

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Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
310	1506	0.01	24.65	1.02	1.5
320	909	0.01	32.00	2.85	1.12
330	1825	0.01	117.00	2.18	1.58
400	1919	0.01	37.00	1.52	1.23
420	249	0.01	50.01	1.68	2.05
430	1036	0.01	49.60	1.68	1.59
500	83	0.01	6.32	1.39	1.09
600	165	0.01	36.00	1.67	1.89
800	1801	0.01	50.65	1.99	1.67
900	758	0.01	53.70	2.43	1.98
1000	650	0.01	31.40	1.94	1.57
5 (Waste)	139884	0	990.00	0.41	9.16
10 (Waste)	3983	0.01	15.38	0.27	2.38
11 (Waste)	2340	0.01	8.52	0.14	3.14
12 (Waste)	1073	0.01	20.10	0.58	2.29
13 (Waste)	1502	0.01	20.30	0.37	2.72
20 (Waste)	4835	0.01	20.60	0.29	1.77
21 (Waste)	2034	0.01	8.21	0.26	2.18
23 (Waste)	1284	0.01	9.87	0.31	1.98
30 (Waste)	2221	0.01	15.90	0.4	1.9
33 (Waste)	1445	0.01	6.00	0.4	1.45
50 (Waste)	101	0.02	8.61	0.71	1.98

TABLE 14-9 COSMO MINE STATISTICAL SUMMARY, GOLD PPM – HANGINGWALL DOMAINS

Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
101	16061	0.01	66.90	1.98	1.58
150	6116	0	62.60	3.09	1.29
250	1621	0.01	77.20	2.18	1.73
350	1272	0.01	52.00	2.09	1.61
450	214	0	13.30	1.75	1.23
550	6772	0	161.20	2.52	2.36
650	3292	0	65.56	2.63	1.6
15 (Waste)	2028	0.01	13.61	0.44	1.84
25 (Waste)	1284	0.01	7.70	0.4	1.5
35 (Waste)	500	0	7.81	0.36	2.19
55 (Waste)	4413	0	39.79	0.51	3.9

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High-grade gold cuts were applied to the raw assay data within table ‘assay’ of the database ‘cosmo.mdb’ and then domain composites were generated from these high cut assay data columns. Summary statistics for cut composites are detailed in Table 14-10 and Table 14-11.

TABLE 14-10 COSMO MINE STATISTICAL SUMMARY FOR HIGH GRADE CUT COMPOSITES, GOLD G/T – FOOTWALL DOMAINS

Domain	Number of Composites	Applied High Cut g/t Au	Cut Mean g/t Au	Cut Standard Deviation	Cut Co-efficient of Variation
100	9151	30	3.13	4.24	1.35
110	3359	25	27	3.82	1.82
120	3209	30	4.23	5.9	1.36
130	1620	25	3.28	3.73	1.12
200	5025	20	1.89	1.92	1.01
210	2144	15	0.82	1.71	2.03
220	1231	20	2.13	2.39	1.11
230	1121	20	1.77	2.58	1.42
300	6165	25	2.34	3.36	1.41
310	1506	12	10	1.53	1.5
320	909	20	2.82	3.2	1.12
330	1825	15	2.12	3.44	1.58
400	1919	20	1.52	1.87	1.23
420	249	20	1.56	3.45	2.05
430	1036	20	1.62	2.68	1.59
500	83	No cut	1.39	1.52	1.09
600	165	10	1.52	3.15	1.89
800	1801	20	1.94	3.32	1.67
900	758	25	2.33	4.81	1.98
1000	650	15	1.86	3.03	1.57
5 (Waste)	139884	8	0.71	3.72	9.16
10 (Waste)	3983	6	0.26	0.63	2.38
11 (Waste)	2340	5	0.13	0.43	3.14
12 (Waste)	1073	7	0.55	1.32	2.29
13 (Waste)	1502	7	0.35	0.99	2.72
20 (Waste)	4835	5	0.29	0.52	1.77
21 (Waste)	2034	6	0.26	0.56	2.18
23 (Waste)	1284	6	0.30	0.61	1.98

TABLE 14-11 COSMO MINE STATISTICAL SUMMARY FOR HIGH GRADE CUT COMPOSITES, GOLD G/T – HANGINGWALL DOMAINS

Domain	Number of Composites	Applied High Cut g/t Au	Cut Mean g/t Au	Cut Standard Deviation	Cut Co-efficient of Variation
101	16061	25	1.96	3.12	1.58
150	6116	30	37	3.98	1.29
250	1621	30	2.12	3.77	1.73

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Domain	Number of Composites	Applied High Cut g/t Au	Cut Mean g/t Au	Cut Standard Deviation	Cut Co-efficient of Variation
350	1272	25	24	3.38	1.61
450	214	10	1.73	2.15	1.23
550	6772	30	2.37	5.95	2.36
650	3292	25	2.58	4.21	1.6
15 (Waste)	2028	7	0.43	0.81	1.84
25 (Waste)	1284	6	0.40	0.6	1.5
35 (Waste)	500	5	0.34	0.79	2.19
55 (Waste)	4413	7	0.41	1.97	3.9

The data populations within the majority of mineralized domains are positively skewed with moderate variability. The variability is reduced somewhat by cutting of high gold grades in those domains with relatively high coefficients of variation.

Within waste domains the high-grade cut-off was applied with the aim of reducing the influence of singular

‘outlier’ high grades whilst allowing any genuine anomalous areas to be represented within the estimation.

14.2.8	VARIOGRAPHY

Variography was used to characterize the spatial behaviour of the composite data for establishing estimation parameters. Variogram stability and quality is dependent on the statistical properties of defined domains and the amount of data available within domains. After an initial investigation of the gold data, isotropic variogram models were defined individually for mineralized and waste domains. The omnidirectional variogram models (relative sills) are detailed in Table 14-12 and Table 14-13.

TABLE 14-12 COSMO MINE ISOTROPIC VARIOGRAM MODELS FOR GOLD – FOOTWALL

Domain	Nugget	Structure	Sill	Major (m)	Major/ Semi	Major/ Minor
100	0.211	St1	0.486	16	1	2.0
		St2	0.321	215	1	11.9
110	0.214	St1	0.546	18	1	3.0
		St2	0.239	140	1	14.0
120		No Variogram Defined – Used Domain 100 Model
130		No Variogram Defined – Used Domain 100 Model
200	0.307	St1	0.564	16	1	3.2
		St2	0.128	100	1	6.7
210	0.282	St1	0.499	20	1	3.3
		St2	0.219	95	1	7.9
220		No Variogram Defined – Used Domain 200 Model
230		No Variogram Defined – Used Domain 200 Model
300	0.260	St1	0.594	14	1	2.8
		St2	0.146	45	1	3.8
310	0.267	St1	0.487	15	1	1.9

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Domain	Nugget	Structure	Sill	Major (m)	Major/ Semi	Major/ Minor
		St2	0.245	120	1	8.0
320		No Variogram Defined – Used Domain 300 Model
330		No Variogram Defined – Used Domain 300 Model
400	0.223	St1	0.481	14	1	2.3
		St2	0.296	60	1	6.0
420		No Variogram Defined – Used Domain 400 Model
430		No Variogram Defined – Used Domain 400 Model
500		No Variogram Defined – Used Domain 600 Model
600	0.236	St1	0.294	6	1	1.0
		St2	0.470	12	1	1.0
5 (Waste)	0.342	St1	0.519	18	1	1.0
		St2	0.139	260	1	1.0
10 (Waste)	0.298	St1	0.571	16	1	3.2
		St2	0.132	85	1	8.5
11 (Waste)	0.316	St1	0.459	8	1	1.8
		St2	0.226	19	1	1.9
12 (Waste)		No Variogram Defined – Used Domain 10 (Waste) Model
13 (Waste)		No Variogram Defined – Used Domain 10 (Waste) Model
20 (Waste)	0.313	St1	0.502	15	1	3.0
		St2	0.184	245	1	24.5
21 (Waste)		No Variogram Defined – Used Domain 11 (Waste) Model
23 (Waste)		No Variogram Defined – Used Domain 20 (Waste) Model
30 (Waste)	0.299	St1	0.456	14	1	3.5
		St2	0.245	86	1	10.8
33 (Waste)		No Variogram Defined – Used Domain 30 (Waste) Model
50 (Waste)	0.338	St1	0.338	6	1	1.0
		St2	0.324	37	1	1.0

TABLE 14-13 ISOTROPIC VARIOGRAM MODELS FOR GOLD – HANGINGWALL

Domain	Nugget	Structure	Sill	Major (m)	Major/ Semi	Major/ Minor
101		No Variogram Defined – Used Domain 150 Model
150	0.323	St1	0.492	12	1	2.4
		St2	0.185	70	1	5.8
250	0.306	St1	0.481	14	1	2.3
		St2	0.213	50	1	4.2
350	0.299	St1	0.375	15	1	3.0
		St2	0.325	42	1	3.5
450		No Variogram Defined – Used Domain 350 Model
550		No Variogram Defined – Used Domain 150 Model
650		No Variogram Defined – Used Domain 250 Model
15 (Waste)	0.383	St1	0.405	16	1	2.3
		St2	0.212	45	1	3.0
25 (Waste)	0.342	St1	0.446	11	1	3.8

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Domain	Nugget	Structure	Sill	Major (m)	Major/ Semi	Major/ Minor
		St2	0.211	45	1	5.6
35 (Waste)		No Variogram Defined – Used Domain 25 (Waste) Model
55 (Waste)	0.338	St1	0.338	6	1	1.0
		St2	0.324	37	1	1.0

The modeled variograms resulted in a moderate relative nugget ranging from 21.1% to 38.3% . Two spherical structures were used throughout with a moderate amount of variability demonstrated over a short range by the first structure (4-20m) and a longer range of within 12-245m (Footwall) and 37-70m (Hangingwall) for the second structure.

A robust variogram could not be modeled for all domains so variography from comparable domains was substituted on the basis of geological similarity as indicated in Table 14-12 and Table 14-13.

For the ‘dynamic Kriging’ (refer Section 14.2.7) estimation of gold in the block model the rotation of the variogram models was adjusted to follow the orientation of the search ellipsoid and better fit the orientation of each individual mineralized domain. Search ellipsoids and variogram orientations were individually adjusted to fit within these estimation sub-domains. Anisotropy in the minor direction was introduced in the variogram models at a ratio of 1:4 (for bearing, plunge, dip orientations refer Figure 14-3 & Figure 14-4).

14.2.9	GRADE INTERPOLATION METHODOLOGY

Both the Footwall and Hangingwall Lodes of Cosmo were estimated using a ‘dynamic Kriging’ technique developed by the Company and modified by Cube Consulting. It consists of an Ordinary Kriged (OK) estimate within each lode that has been divided into angular sectors. This process utilizes an orientation set for the search and variogram while applying a sector (angular corridor) when constraining the blocks used in the estimate. Each block is pre-populated with dip and dip direction values drawn from the triangle centroids of the constraining wireframe. To perform an estimate, space (spherical/polar co-ordinate system) is divided into two groups of sectors (10° increments) of both dip direction and dip. An estimate is then performed for each sector.

For blocks with a dip between 40° and 50° and with a dip direction between 60° and 70° an estimate is performed with orientations for dip and dip direction of 45° and 65° respectively. The constraint is simply the upper and lower limits of the sector as described above.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

North
NewmarketGold
NT Operations
Cosmo Deeps Deposit
Dynamic Dip Coding
Lodes 100, 110, 120, 130
Looking East
January 2017
dynamic_dip
Undefined
0.00 -> 10.00
10.00 -> 20.00
20.00 -> 30.00
30.00 -> 40.00
40.00 -> 50.00
50.00 -> 60.00
60.00 -> 70.00
70.00 -> 80.00
80.00 -> 90.00
90.00 -> 100.00
1000 RL
500 RL
2500 mN
2000 mN
1500 mN

FIGURE 14-3COSMO MINE APPLICATION OF DYNAMIC GRID ESTIMATE FOR LODES 100, 110, 120 AND 130 (10° DIP INCREMENTS)

North
NewmarketGold
NT Operations
Cosmo Deeps Deposit
Dynamic Dip Direction
Lodes 100, 110, 120, 130
Looking East
January 2017
1000 RL
500 RL
2500 mN
2000 mN
1500 mN

FIGURE 14-4COSMO MINE APPLICATION OF DYNAMIC GRID ESTIMATE FOR LODES 100, 110, 120 AND (10° AZIMUTH INCREMENTS)

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December 2016	Northern Territory Operations

The estimation methodology used for the Cosmo mineralization style is considered appropriate, based on experience with similar deposit types. In previous estimations it had produced reasonable, unbiased reproductions of the drilling data where areas of adequate sampling were present. Outside areas of adequate sampling the mineral resource classification applied reflects the uncertainty of the estimate. Validation of the model also confirmed the estimation approach for Cosmo was reasonable and appropriate. As an additional validation measure an omnidirectional check estimate (not subject to dynamic Kriging sectors but using also using the dynamic search direction process) was undertaken in order to compare global gold results against the dynamic Kriging.

A three dimensional, one pass Ordinary Kriging estimate was run using the 1.0m downhole composite data with the ‘dynamic Kriging’ method discussed above to estimate the top cut gold grade within each mineralized and waste domain. Table 14-14 and Table 14-15 summarize the estimation search parameters by domain.

A three dimensional, one pass inverse distance weighted ‘check’ estimate was also run the using 1.0m down-hole composite data to estimate the top cut gold grade within each mineralized and waste domain. Table 14-16 and Table 14-17 summarize the estimation search parameters by domain.

The minimum number of composites available for use to estimate specific domain’s grades throughout the mineral resource model were eight composites in the hangingwall mineralization lodes, six composites in the footwall mineralization lodes, 8 composites in the hangingwall waste lodes and eight composites in the footwall waste lodes. The maximum number of maximum composites used were 20 composites in the hangingwall mineralization lodes, either 20 or 18 composites in the footwall mineralization lodes, 20 composites in the hangingwall waste lodes and either 20 or 18 composites in the footwall waste lodes. A block discretization of 2 in X, 4 in Y and 4 in Z was used throughout.

TABLE 14-14 COSMO MINE DYNAMIC KRIGING SEARCH PARAMETERS FOR GOLD – FOOTWALL DOMAINS – MINERALIZED AND WASTE

Mineralized Domain	Search Radius (m)	Bearing Sector Width°	Plunge Sector Width°	Major/Semi	Major/Minor
100	50	10	10	1	4
110	50	10	10	1	4
120	50	10	10	1	4
130	50	10	10	1	4
200	50	10	10	1	4
210	50	10	10	1	4
220	50	10	10	1	4
230	50	10	10	1	4
300	50	10	10	1	4
310	50	10	10	1	4
320	50	10	10	1	4
330	50	10	10	1	4
400	50	10	10	1	4
420	50	10	10	1	4
430	50	10	10	1	4
500	50	10	10	1	4
600	50	10	10	1	4
800	50	10	10	1	4
900	50	10	10	1	4

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Mineralized Domain	Search Radius (m)	Bearing Sector Width°	Plunge Sector Width°	Major/Semi	Major/Minor
1000	50	10	10	1	4
5	50	10	10	1	4
10	50	10	10	1	4
11	50	10	10	1	4
12	50	10	10	1	4
13	50	10	10	1	4
20	50	10	10	1	4
21	50	10	10	1	4
23	50	10	10	1	4
30	50	10	10	1	4
33	50	10	10	1	4
50	50	10	10	1	4

TABLE 14-15 COSMO MINE DYNAMIC KRIGING SEARCH PARAMETERS FOR GOLD – HANGINGWALL DOMAINS – MINERALIZED AND WASTE

Mineralized Domain	Search Radius (m)	Bearing Sector Width°	Plunge Sector Width°	Major/Semi	Major/Minor
101	50	10	10	1	4
150	50	10	10	1	4
250	50	10	10	1	4
350	50	10	10	1	4
450	50	10	10	1	4
550	50	10	10	1	4
650	50	10	10	1	4
15	50	10	10	1	4
25	50	10	10	1	4
35	50	10	10	1	4
55	50	10	10	1	4

TABLE 14-16 COSMO MINE INVERSE DISTANCE WEIGHTED SEARCH PARAMETERS FOR GOLD – FOOTWALL DOMAINS – MINERALIZED AND WASTE

Mineralized Domain	Search Radius (m)	Bearing	Plunge	Dip	Major/Semi	Major/Minor
100	50	0	0	0	1	4
110	50	0	0	0	1	4
120	50	0	0	0	1	4
130	50	0	0	0	1	4
200	50	0	0	0	1	4
210	50	0	0	0	1	4
220	50	0	0	0	1	4
230	50	0	0	0	1	4
300	50	0	0	0	1	4
310	50	0	0	0	1	4
320	50	0	0	0	1	4
330	50	0	0	0	1	4
400	50	0	0	0	1	4
420	50	0	0	0	1	4
430	50	0	0	0	1	4
500	50	0	0	0	1	4
600	50	0	0	0	1	4

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Mineralized Domain	Search Radius (m)	Bearing	Plunge	Dip	Major/Semi	Major/Minor
800	50	0	0	0	1	4
900	50	0	0	0	1	4
1000	50	0	0	0	1	4
5	50	0	0	0	1	4
10	50	0	0	0	1	4
11	50	0	0	0	1	4
12	50	0	0	0	1	4
13	50	0	0	0	1	4
20	50	0	0	0	1	4
21	50	0	0	0	1	4
23	50	0	0	0	1	4
30	50	0	0	0	1	4
33	50	0	0	0	1	4
50	50	0	0	0	1	4

TABLE 14-17 COSMO MINE INVERSE DISTANCE WEIGHTED SEARCH PARAMETERS FOR GOLD – HANGINGWALL DOMAINS – MINERALIZED AND WASTE

Mineralized Domain	Search Radius (m)	Bearing	Plunge	Dip	Major/Semi	Major/Minor
101	50	0	0	0	1	4
150	50	0	0	0	1	4
250	50	0	0	0	1	4
350	50	0	0	0	1	4
450	50	0	0	0	1	4
550	50	0	0	0	1	4
650	50	0	0	0	1	4
15	50	0	0	0	1	4
25	50	0	0	0	1	4
35	50	0	0	0	1	4
55	50	0	0	0	1	4

14.2.10	BLOCK MODEL DEFINITION

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone in the local grid co-ordinate system. The model was rotated to bearing 330°.

All mineralized and waste domains were coded and estimated into a single block model, cosmo_underground_ni43101_eoy2016_depleted.mdl. Table 14-18 presents the 3D block model definition and extents.

TABLE 14-18 COSMO_UNDERGROUND_N143101_EOY2015_DEPLETED.MDL BLOCK MODEL DEFINITION

	Northing	Easting	RL
Minimum	1100	4900	270
Maximum	2400	5600	1200
Block Size	5	2	5
Sub-block	2.5	1	2.5

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the Vertical and Easting dimension controlled by the need to appropriately represent the volume of the wireframes.

A summary of relevant field names and descriptions is presented in Table 14-19.

TABLE 14-19 COSMO MINE 3D BLOCK MODEL ATTRIBUTES

Attribute .	Type	Default	Description
au_id2	real	-99	Au Grade (ppm) from Inverse Distance
au_krig	real	-99	Au Grade (ppm) from Kriging
density	real	2.88	Specific Gravity
krig_var	real	-99	Au Kriging Variance
lodecode	Integer	-99	Lode Code
mined	Integer	-99	Mined Code used for mining depletion
no_samp	Integer	-99	No of Samples used for interpolation
resclass	Integer	-99	Mineral Resource Classification Code

14.2.11	MODEL VALIDATION

Model validations were undertaken on all Footwall and Hangingwall Domains. The validations include both mineralized and waste domains and an inspection of the audit documentation of the individual estimation runs, visual inspection of the block outcomes and input data and statistical comparisons of input data and block outcomes. Grade Tonnage curves were used as a means of validating the dynamic Kriged estimate against an inverse distance weighted check estimate.

Statistical comparisons of input data and block model outcomes for the mineralized domains are shown in Table 14-20.

TABLE 14-20 COSMO MINE MINERALIZED DOMAIN AVERAGE GOLD GRADE (G/T) COMPARISONS

Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Un-depleted Percentage of Total Gold Oz	Indicated / Measured Model Average Grade g/t Au	Variance %
Footwall Lodes - Mineralization Domains
100	3.14	2.39	76.1%	5.29%	2.45	78.0%
110	2.03	0.94	46.3%	5.13%	1.42	70.0%
120	4.28	3.7	86.4%	1.19%	3.71	86.6%
130	3.36	2.82	83.9%	0.59%	2.98	88.6%
200	1.9	1.75	92.1%	3.97%	1.78	93.5%
210	0.81	0.69	85.2%	2.99%	0.91	112.3%
220	2.15	2.06	95.8%	0.60%	2.07	96.1%
230	1.8	1.77	98.3%	0.84%	1.83	101.7%
300	2.35	1.96	83.4%	2.84%	2.01	85.7%
310	1.02	1.03	101.0%	3.82%	1.10	107.9%
320	2.9	2.61	90.0%	0.38%	2.64	90.9%
330	2.1	2.04	97.1%	1.08%	2.04	97.2%
400	1.51	1.49	98.7%	1.40%	1.52	100.6%
420	1.59	1.51	95.0%	0.13%	1.53	96.2%
430	1.64	1.59	97.0%	0.83%	1.73	105.5%
500	1.48	1.34	90.5%	0.25%	-	-
600	1.56	1.73	110.9%	0.28%	-	-

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Un-depleted Percentage of Total Gold Oz	Indicated / Measured Model Average Grade g/t Au	Variance %
800	1.96	1.76	89.8%	0.79%	1.74	88.7%
900	2.31	2.13	92.2%	0.61%	2.21	95.7%
1000	1.82	1.8	98.9%	0.47%	2.14	117.3%
Footwall Lodes - Waste Domains
10	0.25	0.18	72.0%	4.35%	0.23	92.0%
11	0.13	0.07	53.8%	6.48%	0.11	84.6%
12	0.55	0.46	83.6%	0.72%	0.5	90.9%
13	0.34	0.25	73.5%	1.31%	0.3	88.2%
20	0.28	0.24	85.7%	4.18%	0.27	96.4%
21	0.26	0.16	61.5%	4.17%	0.24	92.3%
23	0.27	0.24	88.9%	1.48%	0.28	103.7%
30	0.38	0.32	84.2%	1.96%	0.41	107.9%
33	0.39	0.34	87.2%	1.59%	0.41	105.1%
50	0.53	0.48	90.6%	0.35%	-	-
Hangingwall Lodes - Mineralization Domains
101	1.97	1.05	53.3%	15.54%	1.57	79.7%
150	3.14	3.22	102.5%	2.81%	3.22	102.5%
250	2.12	2.46	116.0%	1.29%	1.78	84.0%
350	2.05	2.58	125.9%	1.09%	1.67	81.5%
450	1.78	1.49	83.7%	0.35%	-	-
550	2.31	1.77	76.6%	6.23%	2.45	106.2%
650	2.63	2.57	97.7%	3.01%	2.55	-
Hangingwall Lodes - Waste Domains
15	0.46	0.54	117.4%	1.72%	0.42	91.3%
25	0.44	0.43	97.7%	1.27%	0.48	109.1%
35	0.34	0.33	97.1%	1.05%	-	-
55	0.4	0.31	77.5%	5.55%	0.46	115.0%

The mineralized domain comparisons display some variation between input and outcome average grades when the total domain is reported. The larger variations in grade appear to occur in areas that generally have less drilling and in portions of domains that represent the margins of the modeling area. Also domains with large areas of unclassified resource with low drilling density are inherently estimated at a lower grade, which reduces the average domain grade. This is demonstrated in the 110 Domain with a 53.3% variance between the average composite grade and the overall average block model domain grade. This variance is improved (to 79.7%) by removing unclassified and Inferred block grade.

Comparison of the Measured and Indicated portions of the mineralized domains in Table 14-20 above show that for the most significant domains by contained ounces (100, 200, 300, 101, 150 & 550) the comparison to the combined average composite grade agrees within a 20% tolerance.

Grade Tonnage curves were generated for the combined Footwall Mineralized Lodes and the combined Hangingwall Mineralized Lodes as well as the newer Lodes (100, 101, 800, 900 and 1000) in Figure 14-5 to Figure 14-11.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Grade Tonnage Curve All Footwall Mineralized Lodes
Tonnes ('000)
Average Grade Au g/t
Cut Off Grade
Cumulative Tonnes OK
Cumulative Tonnes ID^2
Grade Above Cutoff OK
Grade Above Cutoff ID^2

FIGURE 14-5COSMO MINE G-T CURVE FOR THE FOOTWALL MINERALIZED LODES

Grade Tonnage Curve All Hanging Wall Mineralized Lodes
Tonnes ('000)
Average Grade g/t Au
Cut Off Grade
Cumulative Tonnes OK
Cumulative Tonnes ID^2
Grade Above Cutoff OK
Grade Above Cutoff ID^2

FIGURE 14-6COSMO MINE G-T CURVE FOR THE HANGINGWALL MINERALIZED LODES

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Grade Tonnage Curve 100 Lode Only
Tonnes ('000)
Average Grade g/t Au
Cut Off Grade
Cumulative Tonnes OK
Cumulative Tonnes ID^2
Grade Above Cutoff OK
Grade Above Cutoff ID^2

FIGURE 14-7COSMO MINE G-T CURVE FOR 100-LODE

Grade Tonnage Curve 101 Lode Only
Tonnes ('000)
Average Grade g/t Au
Cut Off Grade
Cumulative Tonnes OK
Cumulative Tonnes ID^2
Grade Above Cutoff OK
Grade Above Cutoff ID^2

FIGURE 14-8COSMO MINE G-T CURVE FOR 101-LODE

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Grade Tonnage Curve 800 Lode Only
Tonnes ('000)
Average Grade g/t Au
Cut Off Grade
Cumulative Tonnes OK
Cumulative Tonnes ID^2
Grade Above Cutoff OK
Grade Above Cutoff ID^2

FIGURE 14-9 COSMO MINE G-T CURVE FOR 800-LODE

Grade Tonnage Curve 900 Lode Only
Tonnes ('000)
Average Grade g/t Au
Cut Off Grade
Cumulative Tonnes OK
Cumulative Tonnes ID^2
Grade Above Cutoff OK
Grade Above Cutoff ID^2

FIGURE 14-10 COSMO MINE G-T CURVE FOR 900-LODE

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Grade Tonnage curves suggest a good replication in results between the two estimate types, with no variation in tonnages and only slight variations between grades. This variation generally increases with respect to the increase in cut-off grade due to the reduced tonnage being reported. This variation in grades is due in part to the directional nature of the dynamic Kriged estimate enabling it to place greater emphasis on high-grade or conversely low-grade samples along strike than the inverse distance estimate which will smooth the result with respect to the across strike samples.

14.2.12	MINERAL RESOURCE CLASSIFICATION

The classification of the Cosmo Mineral Resources was based on information provided by the Company and outcomes of the estimation process review undertaken by Cube Consulting. The Mineral Resource has been classified in accordance with CIM guidelines. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The Mineral Resource has been classified as Measured, Indicated and Inferred categories. Additionally, exploration targets have also been identified and recorded with the Mineral Resource estimate for future follow up work, these figures have not been reported in this document and are used for internal purposes only.

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December 2016	Northern Territory Operations

14.2.13	LOGGING

The drilling data provided for this resource estimate contains descriptive explanations of the geology from RC and diamond drill core observations. The logging information was considered of sufficient detail and quality to be used in this estimation at the current level of confidence.

14.2.14	DATA SPACING AND DISTRIBUTION

The Cosmo Mineral Resource Model was subject to varying drill hole density and sample locations in relation to the lode geometry. In most domains the drilling was of regular spacing and sufficient density within the upper/central parts of lodes but subject to decreasing densities and irregular spacing at depth. The block model outcomes at depth in most lodes were considered to be higher risk and are classified with less confidence than the shallower parts. For classification purposes each mineralized domain was considered individually and where sufficient data density was present a classification solid was extruded.

14.2.15	ORIENTATION OF DATA IN RELATION TO GEOLOGICAL STRUCTURE

The orientation of the deposit is interpreted to be close to vertical and the drilling is considered to be appropriately targeted for this geological orientation.

14.2.16	GEOLOGICAL INTERPRETATION

The geological interpretation of the Cosmo Deposit was undertaken by Company geologists.

14.2.17	DEPOSIT DIMENSIONS

The mineralized portion of the Cosmo Deposit extends within drill testing from 1130 to 2360 meters in Northing, within the Easting plane the dimensions of the mineralization are tightly constrained by drilling extending from 4670 to 5220 meters and vertically the deposit extends within drilling from surface (at approximately 1170mRL) to 290mRL. The dimensions of the mineralization are adequately defined by the available drilling with acceptable extensions beyond data.

14.2.18	ESTIMATION AND MODELLING TECHNIQUES

Refer to Section 14.2.10 above for grade interpolation methodology.

14.2.19	MOISTURE

The estimate has been made on the basis of dry tonnes.

14.2.20	METALLURGICAL FACTORS OR ASSUMPTIONS

No metallurgical factors or explicit assumptions have been used in this mineral resource estimate, except that the estimated gold content is in some proportion able to be liberated from the gangue material. The

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

nature of the deposit and its history of mining would indicate that this is a reasonable assumption. Testing of material sourced from depth is required to confirm this.

14.2.21	SELECTIVE ASSUMPTION

The mineral resource estimate contains implicit assumptions of mining selectivity represented by the block size of 5m x 2m x 5m (X x Y x Z).

14.2.22	MINERAL RESOURCE AND AUDITS AND REVIEWS

No mineral resource audits or reviews have been undertaken on the current mineral resource. However, over previous years several audits have been completed on the methodology and approach for mineral resource estimation at Cosmo. Any comments or recommendations have been reviewed and implemented as required.

14.2.23	DISCUSSION OF RELATIVE ACCURACY/CONFIDENCE

At this stage no quantitative testing of the accuracy of the estimate or establishment of confidence limits has been undertaken. However, the continual reconciliation of the mineral resource model through the mining and milling of gold material, confidence can be obtained through the accuracy of the results observed. See Section 14.2.3.

14.2.24	MINERAL RESOURCE STATEMENT

The Mineral Resource statement contains a depleted Mineral Resource for both the Hangingwall and Footwall Lodes.

The depletion was carried out using underground development and stoping solids as well as an existing pit surface. The “as-mined” solids were taken up to December 31, 2015.

The Cosmo Mine classified Mineral Resource statements for combined Hangingwall and Footwall Lode Models are tabulated below in Table 14-21. The table reports depleted resources and with a lower cutoff grade of 2.0 g/t Au within the mineralized wireframe interpretations and model.

TABLE 14-21 MINERAL RESOURCE STATEMENT FOR COSMO MINE COMBINED HANGINGWALL AND FOOTWALL
LODES AT 2.0 G/T GOLD CUT-OFF, EFFECTIVE DECEMBER 31, 2016

Cosmo Mine Mineralized Domains (Au >= 2 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	1,455,000	3.25	152,000
Indicated	2,864,000	2.99	275,400
Total (Measured and Indicated only)	4,319,000	3.08	427,400
Inferred	911,000	2.86	83,700

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Notes on Table 14-21:

1.	Mineral Resources are stated as of December 31, 2016.
2.	Mineral Resources are inclusive of Mineral Reserves, which are set out below.
3.	Mineral Resources are calculated using these parameters:
(a) Gold price of $A1,500/oz, metallurgical recovery of 92.0%; and
(b) Lower cut-off of 2.0 g/t Au is used to calculate the mineral resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
4.	Mineral Resource estimate was prepared by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource for the Cosmo Project has been depleted to December 31, 2016. The Mineral Reserves as stated in Section 15 have also been depleted to December 31, 2016.

14.2.25	RECOMMENDATIONS

In order to improve the quality of the estimated Mineral Resource the following actions are recommended:

  Undertake infill diamond drilling of the deeper extents of priority lodes to confirm the assumptions of geological continuity inherent in the current estimate;
  Continue to take density measurements on diamond core drilling to lend further support to the density values in the database;
  Continue the check and validation process for sampling and assaying by utilizing inter-lab repeats through an independent assay laboratory and duplicate split core sampling;
  Continue to review the performance of the Mineral Resource estimate through regular reconciliation between the mining and the processing facility.

There are no known situations where the Mineral Resources outlined above could be materially affected by environmental, permitting, legal, title, infrastructure, metallurgical treatment, socio-economic or political issues, other than as outlined elsewhere in this technical report. There is, however, some risk, as with any gold mineral resource where the gold price achieved may affect the overall economic viability of a mining operation.

14.3	LANTERN DEPOSIT MINERAL RESOURCE

14.3.1	INTRODUCTION

In January 2017 the Company requested that Cube Consulting (“Cube”) run a resource estimate for the Lantern Deposit. The Company provided a drill database and wireframe volume models for gold mineralization, which Cube has used to estimate gold in eight estimation domains.

The work undertaken by Cube can be summarized as follows:

•	Undertook exploratory data analysis on the gold assays provided by the Company with a view towards recommending a suitable composite length for estimation;

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•	Undertook exploratory data analysis on the composite gold grades and chose gold grade top cuts, if considered necessary;

•	Undertook a spatial structural analysis, for the 8 lode estimation domains, resulting in the modelling of gold grade variograms for use in the estimation runs;

•	Undertook selected search neighborhood analyses to assist with the choice of estimation search parameters;

•	Modeled trend surfaces for guiding the variogram and search orientations during the Dynamic Ordinary Kriging (“DOK”) estimation routine;

•	Completed the DOK process for gold grade estimation as well as a check estimate using the Inverse Distance Squared (“ID2”) method;

•	Validated the gold grade estimates; and

•	Produced a technical summary note explaining the process followed by Cube.

TABLE 14-22 MINERAL RESOURCE ESTIMATION – LANTERN DEPOSIT – DEPLETED TO DECEMBER 31, 2016

Lantern Mine Mineralized Domains (Au >or= 2 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	0	0	0
Indicated	566,000	3.05	55,500
Total (Measured and Indicated only)	566,000	3.05	55,500
Inferred	1,119,000	2.89	104,000

Notes on Table 14-22:

1.	The work completed by Cube has been reviewed by the Author and has been determined to be suitable for reporting of Mineral Resources
2.	Mineral Resources are stated as of December 31, 2016.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.
(b) Lower cut-off of 2.0 g/t Au is used to calculate the Mineral Resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
5.	The Mineral Resource estimate was reviewed and is supported by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.3.2	GEOLOGICAL INTERPRETATION

A 3D wireframe model to produce the estimation domain volumes was undertaken by the Company and these wireframe solids were provided to Cube as Surpac .dtm files (see Table 14-23). The Company has modelled four lode domains on the Eastern Limb of the Cosmo Anticline and another four on the Western Limb for a total of eight lode domains (see Figure 14-12).

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TABLE 14-23 ESTIMATION DOMAIN AND WIREFRAME SOLID LISTING – LANTERN DEPOSIT

Domain Code	Wireframe File	Comments
1	lantern1.dtm	Eastern Lode
2	lantern2.dtm	Eastern Lode
3	lantern3.dtm	Eastern Lode
4	lantern4.dtm	Eastern Lode – HG zone within Domain 3
5	lantern5.dtm	Western Lode
6	lantern6.dtm	Western Lode
7	lantern7.dtm	Western Lode – with parasitic folds modelled
8	lantern8.dtm	Western Lode

14.3.3	BULK DENSITY

Cube has populated the in-situ portion of the block model below the top-of-fresh surface (“top-of-fresh.dtm”) with a constant density value of 2.86t/m 3 and the in-situ portion above the top-of-fresh boundary with a constant value of 2.60t/m 3. The volume above the current depletion surface (“combined_deplsurf.dtm”) was assigned a zero value.

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The fresh rock value of 2.86t/m 3 is derived from the density samples provided, all of which are situated below the top-of-fresh surface supplied to Cube. The value of 2.86t/m 3 was estimated by excluding all outlier density samples with a value less than 2.20t/m 3 and greater than 3.40t/m 3. The volume of unmined material falling above the top-of-fresh surface is limited. The value of 2.60t/m 3 assigned to weathered in-situ material was supplied by the Company in a table showing the typical values for different material types in the Cosmo area. The difference in density between the mineralised domains and surrounding “waste” was examined, but given the relatively low number of samples and the small difference in density observed, it was decided to combine all the data to obtain a value for assignment.

14.3.4	DATA TYPES DONE

Cube did not undertake an extensive validation of the drill database for Lantern – under the agreed scope of work this responsibility rests with the Company and the Author. However, Cube did undertake some basic checks, resulting in the decision to disregard the sludge samples. Cube compiled an estimation database with file name “Lantern_Cube_Feb17.mdb”. The sludge holes and a single service hole were deleted (see list in Table 14-24) and key database fields were renamed to the Surpac standard as part of this process. This left a total of 135 holes (91 RC, 43 DD & 1 RCD) for use in the resource estimate. A total of 61 quarter core, duplicate sample assays were removed from the assay table for hole GA044 due to overlap with the original assays. The original assay table field “au_BEST_gpt_D” was used to estimate gold grade, and was renamed to “au_BEST_ppm” in the Cube estimation database.

Cube was provided with an intercept coding table, which was incorporated in the Cube database and used to extract samples and composites by individual estimation domain.

TABLE 14-24 HOLES DISREGARDED IN THE GOLD ESTIMATION FOR LANTERN DEPOSIT

Hole ID	Depth (m)
CESVSURF08	89.902
CESL101001	5.4
CESL101003	5.4
CESL101004	5.4
CESL101010	20.7
CESL101011	19.8
CESL101012	20.7
CESL101013	20.7
CESL101014	20.7
CESL101015	20.7
CESL101016	20.7
CESL101017	20.7
CESL101018	7.2
CESL101019	7.2
CESL101020	7.2
CESL101022	20.7

Basic statistics and details of top cuts for gold grade on 1.0m composites are shown in Table 14-25 for the current estimation domains. It is evident that gold grade is moderately-to-highly variable. This will

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mean that the DOK estimates of gold grade will be locally over-smoothed and the estimation should therefore be viewed as global in nature. The total domain composite count is 2,710.

TABLE 14-25 NAÏVE BASIC STATISTICS FOR GOLD GRADE (AU PPM) – 1M COMPOSITES – BY ESTIMATION DOMAIN – LANTERN DEPOSIT

Domain	1	2	3	4	5	6	7	8
Number	208	491	689	117	313	177	350	365
Minimum g/t Au	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Maximum g/t Au	34.78	30.05	8.38	8.88	51.64	41.79	137.78	14.80
Mean g/t Au	2.36	1.64	0.68	1.46	2.36	2.23	2.53	1.41
Median g/t Au	1.30	0.77	0.40	0.98	0.93	0.66	0.84	0.30
Std Dev	3.68	2.78	0.96	1.53	5.15	6.20	9.85	2.49
CoV	1.56	1.70	1.43	1.04	2.18	2.78	3.89	1.77
Top Cut g/t Au	15	15	No Cut	No Cut	25	25	30	12
No. Cut	3	4	0	0	2	4	5	4
Cut Mean g/t Au	2.22	1.57	0.68	1.46	2.19	1.92	1.89	1.38
%Mean Reduction	-6.0%	-4.1%	0.0%	0.0%	-7.0%	-13.7%	-25.4%	-1.8%
Cut CoV	1.25	1.46	1.43	1.04	1.75	2.32	2.14	1.71
%Cov Reduction	-19.7%	-14.2%	0.0%	0.0%	-20.1%	-16.7%	-45.0%	-3.2%

Cube has picked top cuts for the gold grade, per domain, based primarily on observations of the stability of the upper tails of the individual gold distributions (see Figure 14-13 and Figure 14-14), as well as visual observation of the location of grade outliers with respect to the surrounding volume. The reduction in the naïve mean for Domain 7 is ~25%, which is due to the existence of an extreme ~138ppm Au outlier sample. For the remainder of the domains, the top cuts are not expected to have a material impact on the gold grade estimate.

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FIGURE 14-13 LOG-PROBABILITY PLOT OF GOLD GRADE (AU PPM) – EASTERN LODE DOMAINS 1 TO 4 – LANTERN DEPOSIT

FIGURE 14-14 LOG-PROBABILITY PLOT OF GOLD GRADE (AU PPM) – WESTERN LODE DOMAINS 5 TO 8 – LANTERN DEPOSIT

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14.3.5	LANTERN DEPOSIT MINERAL RESOURCE INTERPRETATION

The Cosmo Mine grid system was used in all modelling. All mineralization modelling done by company geologists using the Micromine software using polygonised string outlines snapped to drillhole assay intersections.

Geological unit modelling used snapped lithological log data, but fault modelling was as single surfaces which often snapped to the middle of a fault, shear or breccia lithology interval, or consistently a single Eastern, or Western side of the fault interval.

A fold model was made across three central sections but has not been extended northwards or eastwards. This fold model is not fault offset, which makes the central axial areas around, and east-of, the F3 Fault a little uncertain, and in these areas the fold shapes were less used to influence mineralisation wireframe shapes. Those folds to the west are probably more certain and were used more to guide mineralization shapes.

All vein and bedding data with Beta measurements were sent to structural geological consultant John Beeson, who generated a set of stereonets and brief observations and conclusions. In particular, the bedding measurements could have been domained into West Limb and East/Axial then used to influence the plunge on modelled folds. This was not done, but as mineralisation wireframes were started before the fold model could be completed and subsequently fault offset it has not had a high impact on the quality of the modelling.

To compensate for the above, graphic structural logs were turned on & off during modelling and true dip and dip direction bedding measurements annotated as lines upon drillholes on the working plane being used.

14.3.6	COMPOSITING AND STATISTICS

An analysis of raw assay interval lengths has revealed that more almost 70% of the raw assays are exactly 1.0m in length. Approximately 20% are shorter than 1.0m and about 10% are longer (Figure 14-15). The longest interval recorded is 2m in length. This makes the data suitable for compositing in multiples of 1.0m. There is no observable correlation between assay length and gold grade (Figure 14-16).

Downhole composites were generated using the intercept table provided. Target composite lengths of 1m, 2m and 3m were set and the results compared to one another (see Table 14-26 and Table 14-27 as well as Figure 14-17 through Figure 14-19). It is evident that the number of composites equal to the target composite length reduces significantly from ~90% for 1m composites to ~80% for 2m composites and then ~70% for 3m composites. At the same time, the variability of length increases markedly with increasing composite target length. This is unsurprising given that many of the estimation domains are relatively narrow. At the same time, the variability of gold grade still remains relatively high, even for 3m composites. Cube has chosen to use 1m composites for estimation due to the maximised uniformity in sample lengths that this produces, in conjunction with the fact that there is only a minor benefit due to the reduction of gold variability at longer composite lengths.

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FIGURE 14-15 LANTERN DEPOSIT HISTOGRAM PLOT OF RAW ASSAY LENGTH (M)

Sample Length (m)
2.5
2
1.5
1
0.5
0
0.01
0.1
1
10
100
1000
Au (ppm)
y = -0.0012x + 0.9237
R² = 0.001

FIGURE 14-16 LANTERN DEPOSIT SCATTER PLOT OF RAW ASSAY LENGTH VERSUS GOLD GRADE

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TABLE 14-26 LANTERN DEPOSIT COMPOSITE LENGTH (M) STATISTICS BY ESTIMATION DOMAIN

Domain	1m Composites			2m Composites			3m Composites
	N	Mean	CoV	N	Mean	CoV	N	Mean	CoV
1	208	0.90	0.29	114	1.64	0.34	88	2.12	0.48
2	491	0.92	0.24	260	1.74	0.29	186	2.43	0.38
3	689	0.97	0.16	354	1.88	0.20	242	2.75	0.23
4	117	0.96	0.15	62	1.81	0.24	43	2.61	0.28
5	313	0.98	0.13	161	1.90	0.18	110	2.78	0.23
6	177	0.97	0.14	91	1.89	0.19	64	2.68	0.28
7	350	0.96	0.16	181	1.86	0.21	124	2.71	0.24
8	365	0.90	0.28	200	1.65	0.37	140	2.35	0.40

TABLE 14-27 LANTERN DEPOSIT COMPOSITE GOLD GRADE (AU PPM) STATISTICS BY ESTIMATION DOMAIN

Domain	1m Composites			2m Composites				3m Composites
	N	Mean	CoV	N	Mean	CoV	N	Mean	CoV
1	208	2.36	1.56	114	2.39	1.26	88	2.25	1.12
2	491	1.64	1.70	260	1.61	1.61	186	1.60	1.50
3	689	0.68	1.43	354	0.67	1.15	242	0.69	1.14
4	117	1.46	1.04	62	1.46	0.95	43	1.55	0.69
5	313	2.36	2.18	161	2.33	1.81	110	2.27	1.92
6	177	2.23	2.78	91	2.18	2.58	64	2.16	2.07
7	350	2.53	3.89	181	2.52	3.23	124	2.49	2.29
8	365	1.41	1.77	200	1.35	1.59	140	1.32	1.57

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FIGURE 14-18 LANTERN DEPOSIT HISTOGRAM PLOT OF COMPOSITE LENGTH (M) – 2.0M TARGET LENGTH

FIGURE 14-19 LANTERN DEPOSIT HISTOGRAM PLOT OF COMPOSITE LENGTH (M) – 3.0M TARGET LENGTH

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14.3.7	VARIOGRAPHY

Cube undertook variogram modelling per domain using a process of transforming the cut composite data to Gaussian space, modelling the Gaussian variogram, and then back-transforming the Gaussian variogram to real space to obtain the final variogram. This approach elucidates the spatial structure by reducing the influence of grade outliers. The final variogram parameters are summarised in Table 14-28.

In all cases the gold grade variograms were modelled as isotropic in the major-semi plane with a shorter range of correlation being evident in the minor axis direction. The modelling orientations were chosen so that the major-semi plane was parallel to the dominant lode plane orientation (note that the DOK process varies the variogram orientation locally). Nugget effects are relatively low, except for Domain 7, which exhibits a greater degree of short scale variability. The variogram models all have maximum ranges that are less than 50m.

TABLE 14-28 VARIOGRAM MODEL PARAMETERS FOR GOLD GRADE, LANTERN DEPOSIT. SILLS HAVE BEEN NORMALISED TO 100%.

Area	Domain	Nugget	Spherical 1				Spherical 2
			sill	major (m)	semi (m)	minor (m)	sill	major (m)	semi (m)	minor (m)
E Lodes	1	16.6%	47.4%	8	8	3	36.0%	37	37	6
	2	15.8%	39.2%	10	10	7	45.0%	41	41	9
	3	25.1%	41.3%	8	8	4	33.5%	21	21	5
	4	8.4%	46.3%	6	6	4	45.3%	15	15	7
W Lodes	5	19.6%	49.8%	8	8	4	30.6%	28	28	7
	6	25.7%	27.6%	8	8	5	46.7%	32	32	9
	7	34.3%	43.6%	8	8	4	22.1%	37	37	8
	8	22.6%	23.8%	8	8	5	53.7%	25	25	8

14.3.8	GRADE INTERPOLATION METHODOLOGY

Gold grade estimation was undertaken using DOK, in order to account for the curvi-planar geometry of some of the lodes.

Search Neighborhood Optimisation

Three domains, chosen for being approximately representative of the various mineralisation types and spatial structure at Lantern, were chosen to conduct search neighborhood optimisation for estimation. Kriging quality output parameters were used as the criteria for deciding on the minimum and maximum allowable number of informing data points during estimation:

1.

Slope of Regression – This parameter gives an indication of the conditional or local bias that could be expected when a block is estimated. Higher values denote better confidence, with a value of 1 being the ideal. It provides a good reflection of overall estimation quality and has been used primarily to assist with the selection of a maximum number of samples.

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2.

Weight of the Mean for Simple Kriging – This parameter gives an indication of how well the local block mean has been estimated. Lower values denote increased confidence in the estimate. It has been used primarily to help choose a minimum number of samples for estimation.

3.

Percentage of Negative Weights – It is possible for certain informing samples to be assigned a negative Kriging weight during estimation, particularly for distal samples when too many samples are used or when the so-called “screening effect” takes place. It is undesirable to have a significant proportion of negative weights when Kriging and so this parameter is used to decide on the maximum number of allowable samples.

The graphical outputs for these tests are shown in Figure 14-20 to Figure 14-22, which display the Slope of Regression and Weight of the Mean. No problematic levels of negative weights were evident within the range of the maximum number of samples chosen for use at Lantern.

The anisotropy ratio for the search neighborhood ellipse was chosen by visual inspection of the spatial spread of informing samples for the blocks tested. In all cases, a ratio of 4:1 for the major and semi-major axis lengths to the minor axis length was found to be satisfactory (i.e. the minor axis is ¼ of the length of the major and semi-major axes, with these latter two having the same length).

The gold grade estimation was undertaken in two passes. The maximum major-semi axis search distance for the first pass was set at 60m. For the second pass, the maximum major-semi search distance was lifted to 300m and the minimum number of required samples was dropped to 2 to ensure that all blocks in the lodes were estimated. In addition, a ceiling of 5 was placed on the number of samples that could be used from any single drill hole, in order to ensure a good spatial spread of informing values relative to the target block. The search parameters are summarized in Table 14-29.

TABLE 14-29 LANTERN DEPOSIT SEARCH NEIGHBOURHOOD PARAMETERS FOR GOLD GRADE ESTIMATION

Domain	Min Samp	Max Samp	Major Search Radius (m)	Major/Semi Ratio	Major/Minor Ratio	Max Samps per Hole	2nd Pass Factor	Discretization
								X	Y	Z
1	8	22	60	1	4	5	5	2	4	4
2	8	22	60	1	4	5	5	2	4	4
3	6	24	60	1	4	5	5	2	4	4
4	8	22	60	1	4	5	5	2	4	4
5	8	22	60	1	4	5	5	2	4	4
6	6	24	60	1	4	5	5	2	4	4
7	8	20	60	1	4	5	5	2	4	4
8	6	24	60	1	4	5	5	2	4	4

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KNA Results for Well Informed Block (2 x 5 x 5m) - Au - Domain 2
Slope of Regression
Wt of Mean for SK
No. Of Samps
Slope of Regression
Wt of Mean for SK

FIGURE 14-20 LANTERN DEPOSIT KNA SLOPE OF REGRESSION AND WT OF THE MEAN FOR SK – DOMAIN 2

KNA Results for Well Informed Block (2 x 5 x 5m) - Au - Domain 6
Slope of Regression
Wt of Mean for SK
No. Of Samps
Slope of Regression
Wt of Mean for SK

FIGURE 14-21 LANTERN DEPOSIT KNA SLOPE OF REGRESSION AND WEIGHT OF THE MEAN FOR SK – DOMAIN 6

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14.3.9	BLOCK MODEL DEFINITION

The block size chosen for estimation was set at 2mX x 5mY x 5mZ, matching the current block size being used for Cosmo Mine. Given that the tightest drilling at Lantern is at a nominal 20m spacing, the DOK estimates are very likely to be over-smoothed. However, this is likely to change once grade control drilling is undertaken when much tighter drilling will allow for the accurate estimation at this block size. This consideration, along with ensuring compatibility with the main Cosmo Model, have informed the choice of block size. The choice has therefore been strongly influenced by anticipation of future needs. It should be noted, however, that the estimate reported on here is global in nature and is highly likely to be locally biased.

The Surpac block model definition is summarised in Table 14-30 below. The block model has been rotated to 30° west of north to match the orientation of the main Cosmo model used to date. The model has been extended to the southeast in order to accommodate the Lantern volume.

Dynamic Ordinary Kriging “DOK” was undertaken in Surpac using the ECX module developed by Cube. This method is very similar to the one implemented in the DOK macros that the Company currently use to run resource/grade control models at Cosmo Mine, which means that the results produced here will be almost exactly reproducible on site. The guiding Surpac ..dtm surfaces used to generate the local estimation rotations are listed in Table 14-31. The DOK parameters in their totality are contained in the MS Excel file “Cube_Lantern_EstParamFile_Feb2017.xlsx”.

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TABLE 14-30 LANTERN DEPOSIT BLOCK MODEL DEFINITION – SURPAC FILE “LANTERN_CUBE_FEB17.MDL”

	Y	X	Z
Min Co-ordinates	800	4700	300
Max Co-ordinates	2400	5600	1200
User Block Size (m)	5	2	5
Min Block Size (m)	2.5	1	2.5

	Bearing	Dip	Plunge
Rotation	-30	0	0

TABLE 14-31 LANTERN DEPOSIT LOCAL ROTATION SURFACES USED FOR DOK

Domain	Local Rotation Surface
1	trendsurf_1.File dtm
2	trendsurf_2.dtm
3	trendsurf_3.dtm
4	trendsurf_4.dtm
5	trendsurf_5.dtm
6	trendsurf_6.dtm
7	trendsurf_7.dtm
8	trendsurf_8.dtm

14.3.10	MODEL VALIDATION

The gold grade model for the Lantern Deposit was validated in the following manner:

  By comparing the global mean of DOK block estimates to undeclustered and declustered global mean composite grades, per estimation domain;
  Semi-locally by the use of swath plots comparing the block estimates to the informing composite samples;
  By visual inspection of the block grades against composite grades; and
  By running a check estimate using the ID2 method, the results of which were included in the global and semi-local steps described in 1. and 2. above.

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Global Mean Validation

Global statistical comparisons between the estimates and informing composites are shown in Table 14-32 below.

The agreement between the DOK means, ID2 means and composite means is considered to be acceptable, given that the results are affected by those portions of the domains that rely on extrapolation of grades rather than interpolation (ie. the wireframes often extend well beyond the sample coverage). Cube therefore considers the gold grade estimates to be globally unbiased.

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TABLE 14-32 LANTERN DEPOSIT GLOBAL BLOCK ESTIMATE VERSUS COMPOSITE MEAN GRADES

Domain	Variable	N	Min g/t Au	Max g/t Au	Mean g/t Au	Variance
1	Composites (undecl.)	208	0.01	15.00	2.22	7.70
	Composites (decl.)	208	0.01	15.00	2.17	7.51
	au_krig	34 942	0.431	8.57	2.09	0.52
	au_id2	34 942	0.064	11.02	2.03	0.80
2	Composites (undecl.)	491	0.01	15.00	1.57	5.21
	Composites (decl.)	491	0.01	15.00	1.19	4.20
	au_krig	88 654	0.01	12.29	1.31	0.61
	au_id2	88 654	0.001	12.14	1.29	0.79
3	Composites (undecl.)	689	0.01	8.38	0.68	0.93
	Composites (decl.)	689	0.01	8.38	0.84	1.69
	au_krig	82 557	0.04	3.84	0.77	0.14
	au_id2	82 557	0.015	5.35	0.74	0.21
4	Composites (undecl.)	117	0.01	8.88	1.46	2.31
	Composites (decl.)	117	0.01	8.88	1.40	1.91
	au_krig	6 709	0.487	3.27	1.40	0.11
	au_id2	6 709	0.126	4.22	1.42	0.19
5	Composites (undecl.)	313	0.01	25.00	2.19	14.58
	Composites (decl.)	313	0.01	25.00	1.72	8.47
	au_krig	40 228	0.311	13.52	1.92	1.13
	au_id2	40 228	0.049	17.72	1.88	2.10
6	Composites (undecl.)	177	0.01	25.00	1.92	19.78
	Composites (decl.)	177	0.01	25.00	1.72	15.40
	au_krig	42 266	0.134	13.50	1.94	2.14
	au_id2	42 266	0.021	18.18	1.81	2.90
7	Composites (undecl.)	350	0.01	30.00	1.89	16.25
	Composites (decl.)	350	0.01	30.00	1.89	18.62
	au_krig	39 832	0.318	11.41	2.15	1.59
	au_id2	39 832	0.02	27.02	1.86	2.01
8	Composites (undecl.)	365	0.01	12.00	1.38	5.60
	Composites (decl.)	365	0.01	12.00	1.78	8.49
	au_krig	110 355	0.012	8.22	1.53	0.87
	au_id2	110 355	0.011	10.89	1.53	1.38

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Semi-Local Swath Plot Validation

An example of a swath plot is shown in Figure 14-24. Cube has noted that the level of agreement between the DOK, ID2 and composite grades is good. The gold grade estimates are therefore deemed to be accurately reflecting the informing data on a semi-local basis.

Visual Validation

The DOK block grades were visually inspected in conjunction with the 1.0m composite gold grades and the block estimates were observed to be satisfactorily reflecting the informing data.

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14.3.11	MINERAL RESOURCE CLASSIFICATION

The classification of the Lantern Deposit Mineral Resources was primarily based on drilling density as suggested by Cube. Each mineralized lode was reviewed and areas drilled at a nominal 20m x 20m spacing was defined as an Indicated Mineral Resource and areas drilled between 20m and 50m centers was defined as an Inferred Mineral Resource. No Measured material was defined in the estimation process.

Any mineralized material drilled outside a 50m x 50m spacing was determined to be unclassified and will be used for exploration targeted drilling. More work is required to allow this material to be included in future estimations of this deposit.

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14.3.12	LOGGING

The drilling data provided for this resource estimate contains descriptive explanations of the geology from RC and diamond drill core observations. The logging information was considered of sufficient detail and quality to be used in this estimation at the current level of confidence.

14.3.13	DATA SPACING AND DISTRIBUTION

The Cosmo Mineral Resource Model was subject to varying drill hole density and sample locations in relation to the lode geometry. In most domains the drilling was of regular spacing and sufficient density within the central parts of lodes but subject to decreasing densities and irregular spacing at depth and just below the open pit. The block model outcomes at depth in most lodes were considered to be higher risk and are classified with less confidence than the central parts. For classification purposes each mineralized domain was considered individually and where sufficient data density was present a classification solid was extruded.

14.3.14	ORIENTATION OF DATA IN RELATION TO GEOLOGICAL STRUCTURE

The orientation of the deposit is interpreted to range between close to vertical to dipping to around 60o towards the west. The drilling is considered to be appropriately targeted for this geological orientation. The model is rotated to 30o west of north.

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14.3.15	DEPOSIT DIMENSIONS

The mineralized portion of the Lantern Deposit extends within drill testing from 1,046 to 1,560 meters in Northing, within the Easting plane the dimensions of the mineralization are tightly constrained by drilling extending from 4,600 to 5,180 meters and vertically the deposit extends within drilling from surface (at approximately 1170mRL) to 485mRL. The dimensions of the mineralization are adequately defined by the available drilling with acceptable extensions beyond data.

14.3.16	MOISTURE

The estimate has been made on the basis of dry tonnes.

14.3.17	METALLURGICAL FACTORS OR ASSUMPTIONS

No metallurgical factors or explicit assumptions have been used in this Mineral Resource estimate, except that the estimated gold content is in some proportion able to be liberated from the gangue material. The nature of the deposit and its history of mining would indicate that this is a reasonable assumption. Testing of material sourced from depth is required to confirm this.

14.3.18	SELECTIVE ASSUMPTION

The mineral resource estimate contains implicit assumptions of mining selectivity represented by the block size of 2m x 5m x 5m (X x Y x Z).

14.3.19	MINERAL RESOURCE AND AUDITS AND REVIEWS

This Mineral Resource estimation was completed by an independent consultancy group and then reviewed by the Author and other Company geologists. It is of the opinion of the Author that the work completed is of high quality and is suitable for reporting. No other audits or reviews have been completed on this model at this time.

14.3.20	DISCUSSION OF RELATIVE ACCURACY/CONFIDENCE

At this stage no quantitative testing of the accuracy of the estimate or establishment of confidence limits has been undertaken. Once mining commences on this deposit it will be reconciled against production to determine the accuracy of the estimation process. The methodology used in this deposit is similar to that used in the neighbouring Cosmo Deposit which has performed as expected in terms of reconciliation through the Union Reefs processing facility.

14.3.21	MINERAL RESOURCE STATEMENT

The Mineral Resource statement contains a depleted Mineral Resource for the Lantern Deposit.

The depletion was carried out using an existing pit surface. The “as-mined” solids were taken up to December 31, 2016.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Lantern Deposit classified Mineral Resource statements are tabulated below in Table 14-33. The table reports depleted resources and with a lower cut-off grade of 2.0 g/t Au within the mineralized wireframe interpretations and model.

TABLE 14-33 MINERAL RESOURCE STATEMENT FOR LANTERN DEPOSITAT 2.0 G/T GOLD CUT OFF

Lantern Mine Mineralized Domains (Au >= 2 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	0	0	0
Indicated	566,000	3.05	55,500
Total (Measured and Indicated only)	566,000	3.05	55,500
Inferred	1,119,000	2.89	104,000

Notes for Table 14-33:

1.	The work completed by Cube has been reviewed by the Author and has been determined to be suitable for reporting of Mineral Resources.
2.	Mineral Resources are stated as of December 31, 2016.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.
(b) Lower cut-off of 2.0 g/t Au is used to calculate the Mineral Resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
5.	The Mineral Resource estimate was reviewed and is supported by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.3.22	RECOMMENDATIONS

Cube produced a validated gold grade estimate for the Lantern Deposit using DOK. A relatively simple density assignment has been made to refine this as more data become available. Other recommendations are:

  that the gold grade continuity and estimation confidence is low in areas where the data spacing exceeds ~20m, and that a resource should not be reported at all where the data spacing exceeds ~50m. This suggest more drilling is required to define the Mineral Resource for areas with more than 50m drill spacings;
  simplifying the estimation domains somewhat for practical mine planning purposes when more drilling is available;
  the estimation parameters are reviewed periodically, as and when more drill samples have been collected; and
  the density assignment is reviewed periodically, as more data become available. This should include a review of weathered material densities, if data are collected from this area in future, as well as consideration of density contrasts in the “waste” and lode volumes.

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14.4	UNION REEFS AREA

TABLE 14-34 MINERAL RESOURCE ESTIMATIONS FOR DEPOSITS IN THE UNION REEFS AREA

		Indicate mineral resource				Inferred mineral resource
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Union Reefs	Prospect Claim	2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens	1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western Lode	2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles					N/A	260,000	0.75	6,300
	Esmeralda	0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice					0.5	68,000	1.88	4,100
	Millars/Big Tree/PingQue					0.5	523,000	1.79	30,100
	Orinoco	0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North					0.5	559,000	1.52	27,300
	Union South/ Temple					0.5	818,000	1.33	35,000
	Sub-total		3,579,000	2.37	273,300		3,342,000	2.30	247,000

Notes for Table 14-34:

1.	Mineral Resources are stated as of December 31, 2016.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 90.0% depending on Mineral Resource.
(b)

Lower cut-off of 2.0 g/t Au is used to calculate the Mineral Resources for underground deposit and 0.5 g/t Au for open pit Mineral Resources. A lower cut of 1.0 g/t Au for underground Mineral Resources at Crosscourse due to size of potential deposit.

(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	The Mineral Resource estimates were prepared by Mark Edwards, B.Sc. FAusIMM (CP) MAIG, Geology Manager.

14.4.1	INTRODUCTION

At this point in time there are no known events or situations which would materially affect the mineral resource as stated for Union Reefs Deposits, these include metallurgical, social, permitting, political, legal or environmental impacts.

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December 2016	Northern Territory Operations

During 2016 all resource estimations were reviewed. Further work will be required on some of the mineral resources but all have been reviewed as being suitable for reporting. The Company has decided to keep all Mineral Resources at Union Reefs the same as the 2015 statement if no additional on ground work (drilling/sampling/mining) has been completed. The Author believes that any change in optimization results from 2013 would be minimal and therefore not material.

TABLE 14-35 MODEL SUMMARY FOR UNION REEFS DEPOSITS

Project	Deposit	Mineral resources	Type	2016 Model	QA/QC 2016	SG 2016	Twinned Holes	Model Completed by	Year of Model
Union Reefs	Prospect	Ind & Inf	UG	N	N	N	Y	Newmarket Gold	2012
	Low-Grade Stockpiles	Inf	OP	N	N	N	NA	URGM	-
	Esmeralda	Ind & Inf	OP	N	N	N	Y	Newmarket Gold	2015
	Lady Alice	Inf	OP	N	N	N	Y	Makar	2003
	Millars/Big Tree/Ping Que	Inf	OP	N	N	N	Y	Makar	2003
	Orinoco	Ind & Inf	OP	N	N	N	Y	Newmarket Gold	2012
	Crosscourse	Ind & Inf	UG	N	N	N`	Y	Newmarket Gold	2013
	Union North	Inf	OP	N	N	N	Y	Makar	2003
	Union South/ Temple	Inf	OP	N	N	N	Y	Makar	2002

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TABLE 14-36 UNION REEFS DEPOSITS MODEL SUMMARY OF MODEL INPUTS

Project	Mineral Resource	Method	Grade cap Au g/t	Block size E x N x RL (meters)
Union Reefs	Prospect	OK	30 g/t (All)	1 x 20 x 20 (Vein) 2 x 10 x 5 (Stockwork)
	Low-Grade Stockpiles	Mining	-	-
	Esmeralda	OK	10-13 g/t	2.5 x 10 x 5
	Lady Alice	ID	25 g/t	2.5 x 10 x 2.5
	Millars/Big Tree/Ping Que	ID	20 g/t	2.5 x 10 x 2.5
	Orinoco	OK	5, 8 & 10 g/t depending on lode	2.5 x 10 x 2.5
	Crosscourse	2D OK (West) MIK E-Lens	10 g/t (West) NA (E-Lens)	2 x 10 x 5 (West) 5 x 25 x 25 (E-Lens)
	Union North	ID	20 g/t	2.5 x 10 x 2.5
	Union South/ Temple	ID	20 g/t	2.5 x 10 x 2.5

14.4.2	PROSPECT DEPOSIT

The Prospect Mineral Resource Model was generated by Cube Consulting in 2012 and reported and approved by the Author in the December 31 2012 technical report (Bremner, et al., 2012). It uses a 30 g/t Au grade cap. The model has been mined from surface, as the deposit was mined by AngloGold. Wireframing was completed in twelve mineralized zones and these were generated by Company geologists using both older and current drilling completed on the deposit. Of the twelve mineralized zones some were higher-grade cores or larger mineralized systems. Lode 400 for example is the larger and lower grade system with Lode 40 the higher-grade (+5g/t Au) core, which was modelled continuously throughout Lode 400 mineralization (using 0.4 g/t Au). Based on this interpretation the deposit can be split into two distinct domain types, stockwork and vein.

Two modelling techniques were used on the Prospect Mineral Resource estimation around the two distinct mineralization types. The first was a method that allowed estimation of metal content on a projected plane, which is considered to be an appropriate approach to addressing the vein like feature. This Mineral Resource modelling approach is best achieved using geological intercept composites and accumulation estimation. Vein domain gold grades are composited across the entire coded interval resulting in a single geological intercept composite at each intercept location. The geological composites are projected onto a vertical 2D plane approximately parallel with the vein structure. The mid-point of each geological composite is assigned the horizontal width of the vein structure and used to compute a ‘metal accumulation’ variable. The second technique was a standard three dimensional single or two pass Ordinary Kriging methodology has been used for the estimation of the cut gold 1.0 meter down hole composite data within each stockwork domain.

The block dimensions used in the vein model process was 20mN x 1mE and 20mRL. Within the stockwork model process the block dimensions used were 10mN x 2mE x 5mRL. The bulk density used was based

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on both historic numbers from AngloGold’s mining team and those numbers generated from the Company’s drilling activities.

14.4.3	CROSSCOURSE DEPOSIT

The Crosscourse Mineral Resource Model was generated by Cube Consulting in 2012 and reported and approved by the Author in the December 2012 technical report (Bremner, et al., 2012). It uses a 10 g/t Au grade cap. The model has been mined from surface as the deposit was mined by AngloGold. Wireframing was completed in three mineralized zones, these were generated by Company geologists using both older and current drilling completed on the deposit. Two types of mineralization were also noted in the Crosscourse Deposit, vein and stockwork. This resulted in a similar modeling process as outlined for the Prospect Deposit above.

The first technique was a method that allowed estimation of metal content on a projected plane, which is considered to be an appropriate approach to addressing the vein-like feature. This Mineral Resource modeling approach is best achieved using geological intercept composites and accumulation estimation. Vein domain gold grades are composited across the entire coded interval resulting in a single geological intercept composite at each intercept location. The geological composites are projected onto a vertical 2D plane approximately parallel with the vein structure. The mid-point of each geological composite is assigned the horizontal width of the vein structure and used to compute a ‘metal accumulation’ variable.

The second technique was a Multiple Indicator Kriging (MIK) process as the estimation methodology for the E-Lens Mineral Resource area as this method is known to deal with highly skewed distributions and erratic spatial variability more appropriately than Ordinary Kriging. MIK involves the individual Kriging of a set of increasing grade indicators to yield a suite of probability estimates above a range of grade cut-offs. These probability estimates can be used to calculate grade class probabilities, and ultimately a block grade estimate (called the e-type estimate). Prior to calculating grade bin probabilities, any order relations problems must first be rectified (i.e. the estimated probabilities above successively higher cut-offs should always be decreasing). The probability of being within a particular grade bin is then weighted by a "mean" grade for that bin, which is usually calculated from the grade sample data, or by discretization of a function defined using the results of the Kriging.

The block dimensions used in the vein model process was 25mN x 1mE and 25mRL. Within the stockwork model process the block dimensions used were 25mN x 5mE x 25mRL. The bulk density used was based on both historic numbers from AngloGold’s mining team and those numbers generated from recent drilling activities.

14.4.4	ORINOCO DEPOSIT

The Orinoco Mineral Resource Model was generated by Cube Consulting in 2012 and reported and approved by M. Edwards in the December 31 2012 technical report (Basile, et al., 2013). It uses top cuts ranging from 5.0 g/t Au to 10.0 g/t Au depending on the lode. The model has not been mined from surface so no mining depletion has been applied to this Mineral Resource. Wireframing was completed in fifteen mineralized zones and these were generated by Company geologists using both older and current drilling completed on the deposit.

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The modeling technique used was a standard three dimensional single pass Ordinary Kriging methodology, A constant minimum of three and maximum of 10 data have been set and a discretization of 1 in X 5 in Y and 1 in Z has been used throughout. The block size used was 10mN x 2.5mE x 2.5mRL.

14.4.5	ESMERALDA DEPOSIT

The Esmeralda Mineral Resource Model was generated by Company geologists and reported and approved by M. Edwards in the December 31 2015 technical report (Smith, et al., 2015). It uses a variable top cut ranging from 10 g/t Au to 13 g/t Au depending on the domain. The model has not been mined from surface, therefore no mining depletion has been applied. Wireframing was completed in nine mineralized zones and these were generated by Company geologists using both older and current drilling completed on the deposit.

The modelling technique used was a standard three dimensional single pass Ordinary Kriging methodology, A constant minimum of one and maximum of 30 composites have been set for most domains except for domains 11 where a maximum of 15 composites was used. In addition, a maximum of five composites per hole was also applied. Block discretization of 2 in x, 0.5 in Y and 1 in Z have been used throughout. The block size used was 10mN x 2.5mE x 5.0mRL.

14.4.6	MINERAL RESOURCE MODELS GENERATED PRIOR TO 2016

Crocodile Gold previously reported on several other mineral resources in the Union Reefs area. These deposits will be reported without change in this update as no new models have been completed. The mineral resource estimations for Union North, Union South, Millar/Big Tree and Lady Alice Deposits were completed prior to Crocodile/Newmarket Gold’s ownership of these deposits. Each Mineral Resource has been reviewed by the Author and has been deemed as appropriate for reporting and inclusion in this report.

All block models were generated using MineMap™ software, the same software was used to optimize using the Learch Grossman approach as mentioned above. The block model parameters are outlined in Table 14-37 below.

TABLE 14-37 UNION REEFS DEPOSITS – BLOCK MODEL SET UP PARAMETERS

	Model Base Point and Parameters				Algorithm
Pit/ deposit	Easting	Northing	Top Seam	Rotation degree
Union North	4900	7670	1210	6	ID
Union South	4900	5240	1220	3.5	ID
Millar/Big Tree	5040	4950	1220	2.5	ID
Lady Alice	5100	7410	1240	5	ID

	Cell Size				Number of Cells
Pit/ deposit	X	Y	Z	X	Y	Z
Union North	2.5	10	2.5	130	90	57
Union South	2.5	10	2.5	80	90	65

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Millar/Big Tree	2.5	10	2.5	85	65	65
Lady Alice	2.5	10	2.5	75	60	73

Estimation Parameters and Methodology

  The block model parameters, algorithm (Inverse Distance) and search ellipsoid were defined. The search ellipsoid was re-set for each run.
  An empty block model was generated with a background value assigned for each cell: Au –1, SG 2.5, mineralization_Type –1.
  The empty block model was intersected with the horizontal flitch interpretations and sub-set drillhole assays to generate a filled block model. Only blocks constrained within the wireframes were assigned a grade. The grades have been interpolated using Inverse Distance (ID) weighting of assays into blocks in two passes with an applied top-cut, using assays within the diluted wireframes.
  Densities values were applied globally by weathering zone, using 2.5 t/m3, 2.6 t/m3 and 2.7 t/m3 for oxide, transitional and fresh respectively.
  Search ellipses used are tabulated below in Table 14-38.

TABLE 14-38 UNION REEFS MODEL PARAMETERS

	Rotation about axis 1st pass			Rotation about axis 2nd pass
Pit/ deposit	X	Y	Z	X	Y	Z
Union North	7	90	20
Union South	2.5	90	25
Millar/Big Tree	2.5	90	30
Lady Alice	5	90	20	5	90	60

	Search 1st pass			Search 2nd pass
Pit/ deposit	X	Y	Z	X	Y	Z
Union North	40	60	6	20	30	6
Union South	40	50	6	20	30	6
Millar/Big Tree	40	50	6	20	30	6
Lady Alice	40	60	10	20	30	10

Model Validation

Model validation was performed by using historical mining data and reconciling the in-pit mined tonnes and grade.

Overall, ore mined produced 120% of the tonnes at 78% of the grade to produce 94% of the ounces compared to the mineral resource model. This, in part, could be explained by the net effect of dilution (dilution and ore loss).

In all pits, positive tonnage reconciliation was recorded in conjunction with negative grade reconciliations against the mineral reserve. This is mostly due to extra “visual” mineralization being mined, supervised by

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December 2016	Northern Territory Operations

geologists and pit technicians. The majority of extra ore mined was grab sampled and assayed and returned grades well within the 0.6 g/t Au lower cut-off. In short, “ore” which was not delineated by grade control was mined near the marginal grade, thus reducing the “As mined” predicted grade and increasing tonnes.

Results showing positive call factors recorded in the same period illustrate the potential for ore/grade misallocation by grade control (Figure 14-28).

Throughout 2003 reconciliations figures were offset by positive mine to mill call factors (Figure 14-28). January 2003 to July 2003, mine to mill call factors averaged 119%, while ounce reconciliations averaged 95%. This factor illustrates that the ounces lost between mineral resources and grade control are made up in ounces recovered from the mill.

Classification

All Mineral Resources have been classified as Inferred, mainly due to them not being estimated by Company geologists. All estimates have been reviewed by the Author and are deemed as appropriate for reporting. Drilling completed in 2011 confirms the grades of the deposits.

Below is a brief summary of other deposits in the Union Reefs area;

14.4.6.1 Low Grade Stockpile

During past mine production at the Union Reefs Gold Mine material of sub-economic grade (0.5 -1.0 g/t Au) was stockpiled in close proximity to the eastern waste dump (Figure 14-29). This was placed there as it could have been reclaimed and processed if the economic conditions were sound. However, as the mine closed in 2003 the gold price did not warrant the material to be re-handled and processed so the material was covered with waste material and incorporated into the eastern waste dump. This material is still in the waste dump and could be recovered, however, some work tounderstand how to mine off the waste would be required, and hence why the material is classified as Inferred.

For this report the previously reported Mineral Resource estimation will be included until a new mineral Resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new Mineral Resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

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December 2016	Northern Territory Operations

14.4.6.2 Lady Alice Deposit

No additional drilling has been completed at the Lady Alice Deposit since 2011, however, a significant change in the Mineral Resource generated prior to the Company’s involvement in the deposit is not expected as most of the drilling completed to date is infill and not expansive in nature. Work is planned to review this drilling to determine if an update is required.

The Lady Alice Deposit Model used in this reporting is an open pit style estimation, which has been previously optimized. The model is estimated using an ID2 methodology with at top cut in the order of 25 g/t Au. Wireframing was done on specific lodes by Bill Makar, who was the Chief Mine Geologist of the operation at the time.

The Lady Alice Deposit is a possible location for the exploration portal that would be used to access mineralization from the Prospect Deposit. If this were the case then it would allow for the exploration of the Lady Alice Deposit from underground.

Drilling in 2011 and 2012 into the Lady Alice Deposit showed higher grade mineralization was present but with limited continuity. Further work on the re-modeling process is required to better understand this issue.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and

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concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

14.4.6.3 Millars/Big Tree/Ping Que Deposit

The Millars/Big Tree/Ping Que Deposit is located on the Lady Alice Line to the south of the Crosscourse open pit mine. There is historic evidence of significant underground workings in this area down to the water table with the Millars Deposit having one of the largest shafts recorded in the Union Reefs area.

Crocodile Gold drilled this deposit in early 2011 before focus shifted to the Prospect and Crosscourse Deposits. The mineralization that was noted in this area seems to be similar to that seen at Prospect with intersections in the order of 1.3m @ 27.8 g/t Au and 1.7m @ 10.3 g/t Au reported. Follow up work is required to incorporate these results into a new model using both older and newly acquired drilling data.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

14.4.6.4 Union North Deposit

The Union North Deposit is of interest as it is directly on strike from the Prospect Deposit and any future underground mining could easily access mineralization from this location. Union North is one of the deepest open pit mines completed in the Union Reefs area nearing 100m deep when completed. Some drilling was done in this area in 2011 and 2012 and new mineralization wireframes were completed, however, despite the potential of changing the current mineral resource an update has not been completed.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

14.4.6.5 Union South/Temple Deposit

Limited work has been completed on the Union South Deposit; however, during a site visit and limited mapping exercise it was noted that the mineralization and alteration at the Union South open pit would be suitable for future large-scale mining. Work is required to update the Mineral Resource, however, at the time of writing this report this work had not been completed, hence it is the same as reported in 2013.

For this report the previously reported Mineral Resource estimation will be included until a new estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

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14.5	PINE CREEK DEPOSITS

TABLE 14-39 MINERAL RESOURCES FOR PINE CREEK DEPOSITS AS OF DECEMBER 31, 2016

		INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Pine Creek	Cox	0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina	0.5	1,046,000	1.80	60,600
	South Czarina					0.5	294,000	1.49	14,100
	Enterprise					0.5	1,061,000	2.57	87,600
	Gandy's	0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International	0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor	0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise	0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Total		8,393,000	1.41	379,500		2,540,000	2.34	191,300

Notes for Table 14-39:

1.	Mineral Resources are stated as of December 31, 2016.
2.	Mineral Resources are inclusive of Minral Reserves.
3.	Mineral Resources are calculated using these parameters:
(a) Gold Price of $A1,500/oz, metallurgical recovery of 90-92.0% depending on mineral resource;
(b) Lower cut-off of 0.5 g/t Au for open pit Mineral Resources;
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz; and
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	The Mineral Resource estimates were prepared by Mark Edwards, B.Sc. FAusIMM (CP) MAIG, Geology Manager.

At this point in time there are no known events or situations, which would materially affect the mineral resource as stated above, these include metallurgical, social, permitting, political, legal or environmental impacts.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

During 2016 all Mineral Resource estimations were reviewed for the Pine Creek Deposits. Further work will be required on some of the Mineral Resources but all are seen by the Author as being suitable for reporting. The Company has elected to keep all Mineral Resources the same as the 2015 statement if no additional on ground work (drilling/sampling/mining) has been completed and as no work has been completed during the past 12 months, there are no updates to previously reported Mineral Resources. Of all the deposits at Pine Creek, only the International Deposit has had a Mineral Resource update completed by the Company.

TABLE 14-40 MODEL SUMMARY FOR PINE CREEK DEPOSITS

Project	Deposit	Mineral resources	Type	New Model	Drilling 2011/12	QA/QC 2011/12	SG 2011/12	Model Constructed by	Year of Model
Pine Creek	Cox	Ind & Inf	OP	N	N	N	N	Makar	2004
	Czarina	Ind	OP	N	N	N	N	Geostats	2007
	South Czarina	Inf	OP	N	N	N	N	Makar	2004
	Enterprise	Inf	OP	N	N	N	N	Makar	2004
	Gandy's	Ind & Inf	OP	N	N	N	N	Makar	2004
	International	Ind & Inf	OP	Y	Y	Y	Y	Newmarket	2012
	Kohinoor	Ind & Inf	OP	N	N	N	N	Makar	2004
	South Enterprise	Ind & Inf	OP	N	N	N	N	Makar	2004

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TABLE 14-41 PINE CREEK DEPOSITS SUMMARY OF MODEL INPUTS

Project	Mineral resource	Method	Grade cap (Au g/t)	Block size E x N x RL (meters)
Pine Creek	Cox	ID	30	2.5 x 10 x 2.5
	Czarina	OK	20, 8, 7 (by Lode)	5 x 10 x 5
	South Czarina	ID	30	2.5 x 10 x 2.5
	Enterprise	ID	30	2.5 x 10 x 2.5
	Gandy's	ID	30	2.5 x 10 x 2.5
	International	OK	10	5 x 12.5 x 2.5
	Kohinoor	ID	30	2.5 x 10 x 2.5
	South Enterprise	ID	30	2.5 x 10 x 2.5

The bulk density data has been reviewed by the Author and is deemed as being suitable to be used in all historic models, which has been determined from previously reported Mineral Resources. The numbers used are reported below, from (McGuire, et al., 2007).

The Czarina Deposit lies adjacent to the excavated Enterprise Deposit, with both deposits characterizing similar host rocks and mineralization styles. Density values for Czarina were not obtained as a result of the predominant chip nature of drill samples from RC drilling and thus those used for the Enterprise Deposit were also used for the Czarina Deposit. Historical density records from Enterprise are scarce, and the density values used for Czarina were obtained from the historic June 1989 Enterprise Reserve Report. A total of five drill core samples in oxide material averaged 2.4g/cm 3, with a total of 16 drill core samples in fresh material giving an average density of 2.7g/cm 3. It is recommended that additional density work be completed

Work completed by Crocodile Gold on the International Deposit confirmed the above assumptions for bulk density. A total of 21 sulphide diamond core samples were analyzed for bulk density using the water immersion method with an average density of 2.75g/cm 3 determined in non-mineralized material and 2.80g/cm 3 in mineralized material. Only two oxide samples were tested with an average density of 2.65g/cm 3 recorded, which is slightly higher than that used in historic models. Overall the slight reduction in density used in the historic models is probably sound and appropriate. More test work is required to confirm these results in other deposits.

14.5.1	INTERNATIONAL DEPOSIT

The International Mineral Resource Model was generated by Cube Consulting in 2012 and reported and approved by Edwards in the December 31 2012 technical report (Basile, et al., 2013). It uses a 10 g/t Au top cut. The model has been mined from surface as the deposit was mined by Pine Creek Goldfields. Wireframing was completed in eight mineralized zones, and these were generated by Company geologists using both older and current drilling completed on the deposit.

The modelling technique used was a standard three dimensional single pass Ordinary Kriging methodology, A constant minimum of four and maximum of 40 composites have been set for most domains except for domains 100 (anticline crest) and 500, where a minimum of two composites was used. In addition, a maximum of four composites per hole was also applied. Block discretization of 2 in x, 5 in Y and 1 in Z have been used throughout. The block size used was 12.5m x 5.0m x 2.5m in Northing, Easting and RL respectively.

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14.5.2	COX DEPOSIT

The Cox Mineral Resource Model was produced by Makar in 2004. It uses a 30 g/t Au top cut. The model has not been mined from surface. Wireframing was completed in two zones, the first concentrated on the well drilled main zone and the second looked at the poorly drilled area to the southwest of the main zone. No new drilling has occurred on this model since Crocodile Gold/Newmarket Gold took ownership of the deposit in 2010. Additional drilling may be required for metallurgical and geotechnical studies, in the manner drilling was conducted at the International Deposit in 2012.

The modelling technique used was ID2, with search ellipses 20m down dip, 30m along strike and 5m RL. The rotation on the search ellipsoid was 15° on strike, 90° down dip and 10° down plunge. This model was previously reported in both 2009 and 2011 by Crocodile Gold and is deemed by the Author as being appropriate to include in this technical report.

14.5.6	CZARINA DEPOSIT

The following is taken from McGuire et al 2007; Geostat Services Pty Ltd (Geostat) was commissioned by a previous owner to complete an updated Mineral Resource estimate for the Czarina Deposit, in 2007. The Mineral Resource estimation was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in NI 43-101, Standards of Disclosure for Mineral Projects. All data has been reviewed by the Author and deemed as being appropriate for inclusion in this technical report. This review has included open discussions with the consultant for Geostat, who also consulted to the Company for a period between 2009 and 2013.

The Czarina Deposit comprises a meta-sedimentary hosted gold deposit, with mineralization sub-parallel to bedding. The mineralization is along the western axis of the Czarina Anticline, striking about 315° and plunging gently to the south. The fold is parallel to the Enterprise Anticline, host to the previously operating Enterprise Mine.

Three dimensional (3D) modelling methods and parameters were adopted in accordance with best practice principles. A 3D lode wireframe interpreted from drillhole geology and assays was completed. Statistical and grade continuity analyzes were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. These were applied to the supplied 3D lode wireframes.

Surpac mining software was used for generating the 3D block model and subsequent grade estimate. Top-cuts were used to restrict the influence of statistical outliers during Ordinary Kriging of block grades. A bulk density model was generated by Geostat using data previously collected by past owners. The estimate is categorized as Indicated and Inferred Mineral Resources and reported above a gold grade cut-off that is appropriate for a potentially mineable deposit.

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14.5.4	SOUTH CZARINA DEPOSIT

The South Czarina Deposit Model was produced by Makar in 2004. It uses a 30 g/t Au top-cut. The model has not been mined from surface. Wireframing was completed on both the South Czarina Deposit and the Czarina Deposit main area. No new drilling has occurred on this deposit since Crocodile Gold/Newmarket Gold took over ownership. Additional drilling may be required for metallurgical and a geotechnical study in the manner drilling was conducted at the International Deposit in 2012. The Author has reviewed all data and Makar has recently conducted several site visits for the Company to review the work completed. It is in the opinion of the Author that this work remains suitable for inclusion in this technical report.

The modelling technique used was ID2, with search ellipses around 30m down dip, 60m along strike and 5m RL. The search ellipsoid was rotated at 3° along strike, dipping 90° and plunging at 14° towards the south. Additional QA/QC data is available for the South Czarina Deposit, as previous owners have drilled it in the past.

14.5.5	ENTERPRISE DEPOSIT

The Enterprise Deposit Mineral Resource was produced by Makar in 2004. The mineralization was defined on one major zone with several smaller, less continuous lodes wireframed in the footwall of the deposit. The majority of the mineralization is located in the main zone. The Author has reviewed all data and Makar has recently conducted several site visits for the Company to review the work completed. It is in the opinion of the Author that this work remains suitable for inclusion in this technical report.

The main mineralized zone is continuous through the deposit and plunges towards the south end of the existing open pit. Due to a lack of recent drilling this Mineral Resource was only classified as Inferred but the grade and tonnage potential of the deposit suggests additional drilling would be required to up-grade the confidence in the model.

The methodology of this model follows the process used at the Cox Deposit. It was produced using the ID2 method. There is no rotation on the model with the searches being 50m down dip, 50m along strike and 5m down RL. The search ellipsoid is 0° along strike, 90° down dip and 15° south down plunge

14.5.6	GANDY’S DEPOSITS

The Gandy’s Deposit Mineral Resource was constructed by Makar in 2004 using a 30 g/t Au top-cut. It had the mineralization outline constructed using two zones, the first looking at the South Gandy’s area and the other the North Gandy’s area. The methodology used was ID2 using a search ellipsoid of 30m down dip, 70m along strike and 5m down RL. The Author has reviewed all data and Makar has recently conducted several site visits for the Company to review the work completed. . It is in the opinion of the Author that this work remains suitable for inclusion in this technical report.

The rotation of the search ellipsoid was 0° along strike, 90° down dip and 14° south down plunge. Both deposits have been previously mined so the material mined has been removed from the calculated Mineral Resource stated in this report. The South Gandy’s Deposit has been partially backfilled and the North

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Gandy’s pit has been completely backfilled. This has been considered when looking at the economic viability of mining these deposits.

In previous reports the North and South Gandy’s Deposits were reported separately, in this report the zones have been combined for simplicity.

In late 2012 Crocodile Gold re-interpreted the Gandy’s Deposit to identify the potential for up-grading the deposit model with what was learnt from the drilling at the International Deposit. While this 2012 Mineral Resource estimate is not stated in this report, it could be used to assist with targeting future drilling. It is anticipated that a similar path can be taken with the Gandy’s Deposit as has been concluded with the International Deposit, with the additional of a few well-placed holes allowing for an updated model to be produced.

14.5.7	KOHINOOR DEPOSIT

The Kohinoor Deposit is located to the south of the Cox Deposit. It sits along the southern extent of the Czarina Line of gold deposits. Mineralization at Kohinoor is slightly rotated at 9° towards the east, resulting in a rotated Mineral Resource..

The northern part of the deposit is well drilled defined and is classified mainly as Indicated, while the southern part of the deposit is poorly drilled in comparison and is therefore classified as Inferred. The methodology used on this model is ID2. No drilling has been conducted since on the deposit since the Company and its predecessors taking over ownership of the project.

The searches used on the Kohinoor Model are 40m down dip, 90m along strike and 5m down RL. For the second pass this was reduced to 20m down dip, 50m along strike and 5m down RL. The search ellipsoid rotation is 9° for strike, dipping 75° towards the west and plunging at 0°.

14.5.8	SOUTH ENTERPRISE DEPOSIT

The Burnside Joint Venture drilled 34 RC holes into the South Enterprise Deposit in 2004 and 2005. This drilling was used in a Mineral Resource update that has not been previously reported.

The methodology and searches from the South Enterprise Deposit are the same as the Enterprise Deposit outlined above. All information has been reviewed by the Author and deemed suitable for reporting.

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14.6	BURNSIDE AREA

TABLE 14-42 BURNSIDE AREA DEPOSITS – RESOURCE ESTIMATIONS

Deposit	Indicated Mineral Resource				Inferred Mineral Resource
	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
HowleyB	0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
MottramsB	0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
North PointB	0.7	139,000	1.43	6,400	0.7	117,000	1.31	4,900
Princess LouiseB	0.7	394,000	1.30	16,500
Rising Tide	0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
Fountain Head	0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
Tally Ho*	2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
Kazi					0.7	707,000	2.90	65,200
Western Arm					0.7	1,548,000	1.90	92,800
Bon's Rush					0.7	775,000	2.40	60,300
Sub-total		7,358,000	1.36	322,200		5,252,000	1.97	332,500

Notes for Table 14-42:

1.	Mineral Resources are stated as of December 31, 2016.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 90-92.0% depending on Mineral Resource.
(b) Lower cut-off 2.0 g/t for all underground mines and 0.7 g/t Au for open pit mineral resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	The Mineral Resource estimates were prepared by Mark Edwards, B.Sc. FAusIMM (CP) MAIG, Geology Manager.

At this point in time there are no known events or situations, which would materially affect the mineral resource as stated above, these include metallurgical, social, permitting, political, legal or environmental impacts.

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During 2016 all Mineral Resource estimations were reviewed and are deemed suitable for reporting. Notable changes to the gold Mineral Resource statement has been the resource review of three Burnside deposits, Kazi, Bon’s Rush, and Western Arm, which were all updated for this report and are outlined below.

TABLE 14-43 COMMENTS ON MINERAL RESOURCES ESTIMATIONS OF BURNSIDE AREA DEPOSITS

Deposit	Mineral Resources	Type	New Model	Drilling 2016	Mining 2016	QA/QC 2016	SG 2016
Howley	Ind & Inf	OP	N	N	N	N	N
Mottrams	Ind & Inf	OP	N	N	N	N	N
Princess Louise	Ind & Inf	OP	N	N	N	N	N
Rising Tide	Ind & Inf	OP	N	N	N	N	N
Fountain Head	Ind & Inf	OP	N	N	N	N	N
Tally Ho	Ind & Inf	UG	N	N	N	N	N
Kazi	Inf	OP	Y	N	N	N	N
Western Arm	Inf	OP	Y	N	N	Y	N
Bon's Rush	Inf	OP	Y	N	N	Y	N

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TABLE 14-44 MINERAL RESOURCE SUMMARY FOR BURNSIDE AREA

Deposit	Method	Grade Cap Au g/t	Block size E x N x RL (meters)
Howley	OK	2 to 18 (by lode)	4 x 10 x 5
Mottrams	OK	10	4 x 5 x 5
Princess Louise	OK	3.9 to 12.5 (by lode)	4 x 5 x 2.5
Rising Tide	OK	5 or 10 (by Lode)	10 x 5 x 2.5
Fountain Head	OK	4 to 40 (by lode)	5 x 2 x 2.5
Tally Ho	OK	10 to 30 (by lode)	10 x 5 x 5
Kazi	OK & IDW	10 (by lode)	2 x 10 x 5
Western Arm	OK & IDW	10 to 15 (by lode)	10 x 10 x 5
Bon’s Rush	IDW	10 to 13 (by lode)	10 x 25 x 5

14.6.1	KAZI DEPOSIT

14.6.1.1 Introduction

During August 2016 a Mineral Resource estimation was undertaken updating the Kazi Deposit. The estimation was based entirely on historic drill holes. The majority of the drilling undertaken during past exploration (summarized in Figure 14-32) was reverse circulation shown in blue. In addition, some diamond core drilling was also completed in the area, shown in red.

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Figure 14-33 shows a typical cross section through the deposit at Section 68,962.5mN, in the local grid system, looking north. It shows several Mineral Resource interpretations, including the most significant domains. Also shown are the RC and diamond core hole traces defining the Mineral Resources.

14.6.1.2 Data Types

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10, above. The data available as at August 2015 consisted of 223 holes of which five holes were diamond with the remaining RC. All drilling used in the model review is historic, pre-1998 drilling.

All data is in local grid co-ordinates.

Drilling provides data at a close spacing equating to roughly 20m x 10m pattern to depths up to 150m below surface. The total database utilized consisted of 14,032.6m of RC drilling and 1,037.5m of diamond drilling.

A visual comparison in section between DD and RC data types was completed to assess if any material difference could be observed between data types. Grade continuity between data types was present. Where differences were observed it was not possible to determine whether the grade variability was due to a difference in drilling type or to the short range gold variability observed in the deposit and characterized in the gold variograms. As a consequence, it was decided to include the diamond data in the estimation to improve data density.

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The drill cuttings and core were sampled and assayed mostly at 1.0 meter intervals, although the database contains intervals at varying lengths within mineralized lodes as summarized in Table 14-45.

TABLE 14-45 KAZI DEPOSIT SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

Mineralized Domain	Minimum Length (m)	Maximum Length (m)
Hangingwall Splay (1)	1	1
Hangingwall Splay (2)	0.5	1
Hangingwall Splay (3)	0.5	3
Hangingwall Splay (4)	1	1
Hangingwall Splay (5)	1	1
Hangingwall	1	1
Footwall Splay	1	1
Footwall	0.6	1
Steep Footwall (1)	0.9	1
Steep Footwall (2)	0.4	1
Steep Footwall (3)	0.9	1.1

14.6.1.3 Geological Interpretation

Mineralization at the Kazi Deposit is hosted by rocks belonging to the Gerowie Tuff Formation and is associated with an en-echelon quartz vein system trending sub parallel to bedding on the western flank of a regional domal structure. The en-echelon system creates a main footwall and a smaller hangingwall shear structures with smaller linking shear structures between. Mineralisation is focused on the main footwall shear, with lower grades associated with the linking and hangingwall structures.

A change in strike of the main shear zone is responsible for the presence of mineralisation at the Kazi site. The change of strike creates a dilatational structural environment allowing for the deposition of gold mineralisation. Subtle changes in strike within the footwall structure create shoot geometries of elevated gold grades surrounded by lower grade halo of mineralization.

Also present are several steeply dipping structures footwall to the main shear zone, likely formed to accommodate the strike change. These structures appear to have limited movement with small dip extents, but appear present over a considerable plunge distance. These structures are responsible for some of the higher-grade intersections within the deposit as shown in Figure 14-33.

The host lithology of the Kazi Deposit has been divided into three main states of weathering/oxidation (oxidized, transition, and fresh). Two surfaces interpreted from geological logging have been used to define the oxidation state in the deposit. The interpreted oxidization surfaces have not been used as hard boundaries during the estimation of gold. However, they have been used during the assignation of bulk density to the block model.

14.6.1.4 Mineral Resource Interpretation

Interpretation of mineralized domains utilized for this Mineral Resource estimate, was based upon a lower limit of 0.5 g/t Au cut-off grade that defines the mineralized veining material.

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The resultant estimation domain interpretations were wireframed and nominated names based on their structural relationships. Figure 14-34 below shows the wireframes in an oblique view to the northeast, with the domain descriptions summarized in Table 14-45.

TABLE 14-46 KAZI DEPOSIT MINERALIZED WIREFRAMES DESCRIPTION

Mineralized Domain	Model Code	Colour	Description
Hangingwall Splay (1)	1	Dark Blue	Lowest Hangingwall Splay
Hangingwall Splay (2)	2	Dark Blue	Mid-Level Hangingwall Splay
Hangingwall Splay (3)	3	Blue	Mid-Level Hangingwall Splay
Hangingwall Splay (4)	4	Light Blue	Highest Level Hangingwall Splay
Hangingwall Splay (5)	5	Lime Green	South End Hangingwall linking structure
Hangingwall	6	Grass Green	Main Hangingwall Structure
Footwall Splay	7	Yellow	Footwall Splay Structure
Footwall	10	Orange	Main Sheer Structure
Steep Footwall (1)	71	Dark Orange	Lowest Footwall Splay
Steep Footwall (2)	72	Pink	Mid Footwall Splay
Steep Footwall (3)	73	Magenta	Highest Footwall Splay

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The estimation domain wireframes were used to code the drill intercepts contained within them by flagging into a new field in the database. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All estimation domain interpretation wireframes have been used as hard boundaries for this mineral resource estimate.

14.6.1.5 Compositing and Statistics

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three-dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the interpreted mineral resource estimation domains.

An examination of sample statistics reveals that 98% of sampling within the mineralized domains is on 1.0m downhole support, although sample lengths vary from a minimum of 0.2m to a maximum of 2m downhole.

Within the mineralized domains the drill samples were composited to 1.0m downhole to provide equal support data for statistical evaluation and estimation, and reduce the variance to provide a more globally accurate model.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A number of outlier samples were identified and there influence limited within the mineral resource estimation domains. A statistical summary of these domains and their corresponding outlier grades is shown in Table 14-47 below.

TABLE 14-47 KAZI DEPOSIT STATISTICAL SUMMARY OF COMPOSITES FOR GOLD IN PPM BY MINERAL RESOURCE ESTIMATION DOMAIN

Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
Hangingwall Splay (1)	0.005	19.3	1.371	-
Hangingwall Splay (2)	0.005	10.2	1.222	-
Hangingwall Splay (3)	0.005	13	1.093	-
Hangingwall Splay (4)	0.13	5.61	0.981	-
Hangingwall Splay (5)	0.12	27.9	4.395	10	1.75
Hangingwall	0.02	37.6	3.117	10	1.98
Footwall Splay	0.11	34.1	6.289	-
Footwall	0.005	31.5	3.101	-
Steep Footwall (1)	0.1	13.3	3.446	-

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Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
Steep Footwall (2)	0.005	22.19	5.276	-
Steep Footwall (3)	0.23	19.3	5.423	-

The outlier results were not removed from the composites used in the model estimation, but their range of influence was restricted to the immediate vicinity (10m), before being capped to the upper limit value.

Summary statistics for cut composites are shown in Table 14-48.

TABLE 14-48 KAZI DEPOSIT HIGH-GRADE COMPOSITE CUTS FOR AU G/T BY MINERAL RESOURCE ESTIMATION DOMAIN

Domain	Number	Cut Mean g/t Au	Cut Standard Deviation	Cut Co- efficient of Variation
Hangingwall Splay (1)	110	1.37	2.24	1.64
Hangingwall Splay (2)	100	1.22	1.73	1.42
Hangingwall Splay (3)	130	1.09	1.68	1.54
Hangingwall Splay (4)	20	0.98	1.35	1.38
Hangingwall Splay (5)	11	1.75	2.66	1.52
Hangingwall	73	1.98	2.28	1.15
Footwall Splay	20	6.29	9.09	1.45
Footwall	424	3.10	4.06	1.31
Steep Footwall (1)	30	3.45	3.94	1.14
Steep Footwall (2)	10	5.28	6.51	1.23
Steep Footwall (3)	40	5.42	5.27	0.97

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrences. The high variability is reduced somewhat by reducing the influence of high gold grades in those domains most affected.

The co-efficient of variation, which is a measure of variability, remains at an approximate value of one for most of the domains, indicating variability was reduced within the domains after high-grade restrictions.

14.6.1.6 Variography

Variography was used to characterize the spatial behavior of the composite data primarily as an aid to establishing estimation parameters. Variogram stability and quality is dependent upon the statistical properties and the amount of data available within the defined domains. Each domain was assessed individually with varying degrees of spatial continuity observed. The main footwall lode and three of the hangingwall splay domains showed good spatial continuity, with the remaining domains showing no significant correlations. This is a direct relationship with the number of samples contained within the domains. Hangingwall splays 1, 2 and 3 each contain over 100 composites and show good spatial correlations while the remaining domains contain far fewer composites as summarized in Table 14-49.

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TABLE 14-49 KAZI DEPOSIT VARIOGRAM MODELS FOR GOLD BY MINERALIZED DOMAIN

Domain	Nugget	Stuct	Sill	Major (m)	Semi (m)	Minor (m)	Major/ Semi	Major/ Minor
Hangingwall Splay (1)	0.8	4.9	5.7	50	30	50	1.6	1
Hangingwall Splay (2)	0.8	2.2	3	30	10	20	3	1.5
Hangingwall Splay (3)	0.8	2	2.8	50	10	50	5	1
Hangingwall Splay (4)	-	-	-	-	-	-	-	-
Hangingwall Splay (5)	-	-	-	-	-	-	-	-
Hangingwall	-	-	-	-	-	-	-	-
Footwall Splay	-	-	-	-	-	-	-	-
Footwall	10	8	18	50	30	30	1.6	1.6
Steep Footwall (1)	-	-	-	-	-	-	-	-
Steep Footwall (2)	-	-	-	-	-	-	-	-
Steep Footwall (3)	-	-	-	-	-	-	-	-

The features of the variogram models for gold can be summarized as moderately high relative nugget for the mineralized domains with a significant amount of variability demonstrated over a short range. This reflects the high variability at short range observed in visual inspection by section.

14.6.1.7 Grade Interpolation Methodology

Two grade interpolation methods where utilised in grade estimation at the deposit. A standard three-dimensional single pass Ordinary Kriging (OK) methodology has been used for the estimation of the domains that showed statistical correlations, with an Inverse Distance Weighting (IDW) with a power function of 2 or 3 utilised for remaining domains. Table 14-50 summarizes the estimation parameters by domain. A constant minimum of 2 and maximum of 30 composites have been set for all domains. A discretization array of 4 (X) by 4 (Y) by 2 (RL) was used to refine the Kriging weights for each model block.

IDW estimation was used in domains containing fewer composites and showing no statistical correlations. A mix of power functions was used between the different areas of structural settings. The lower grade hangingwall splay domains utilised a power of 2 function whereas the higher grade steep footwall domains utilised a power function of 3, creating a more locally constrained model of the higher grade distributions found within the steep domains.

MEDS rotation system was utilised to rotate the search directions along the plane and plane of each domain as summarised in Table 14-50.

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TABLE 14-50 KAZI DEPOSIT ESTIMATION PARAMETERS FOR GOLD BY DOMAIN

Domain	Method	Search Major (x)	Search Minor (y)	Search Vert (z)	Min Samples	Max Samples	Rotation Major	Rotation Minor	Rotation Z
Hangingwall Splay (1)	OK	100	60	100	2	30	4	-10	-50
Hangingwall Splay (2)	OK	60	20	40	2	30	9	-7	-52
Hangingwall Splay (3)	OK	50	20	50	2	30	25	0	-54
Hangingwall Splay (4)	IDW[2]	100	50	100	2	30	347	-30	-60
Hangingwall Splay (5)	IDW[2]	100	50	100	2	30	26	-37	-50
Hangingwall	IDW[2]	100	50	100	2	30	15	0	-30
Footwall Splay	IDW[2]	100	50	100	2	30	25	20	-50
Footwall	OK	50	30	30	2	30	323	-40	36
Steep Footwall (1)	IDW[3]	100	50	100	2	30	144	40	10
Steep Footwall (2)	IDW[3]	100	50	100	2	30	144	40	10
Steep Footwall (3)	IDW[3]	100	50	100	2	30	141	40	10

14.6.1.8 Block Model Definitions

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each estimation domain. All individual estimation domains were ultimately combined to create a single block model in the local grid coordinate system. Table 14-51 summarizes the 3D block model definition.

TABLE 14-51 KAZI DEPOSIT 3D BLOCK MODEL DEFINITION (M)

	Northing	Easting	RL
Minimum	68800	46150	-120
Maximum	69150	46400	100
Block Size	10	2	5
Sub-block	2.5	0.5	1.25

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the Vertical and East dimensions controlled by the need to appropriately represent the volume of the wireframes that define the estimation domains.

A standard list of field names and descriptions used in the block model are shown in Table 14-52.

TABLE 14-52 KAZI DEPOSIT 3D BLOCK MODEL ATTRIBUTES

Attribute	Description	Type	Default	Comments
AU	Au (ppm)_	Float	-1	Au Grade
DOM	Domain	Integer	-1	Mineralization Domain Code
RSCAT	Resource Category	Integer	-1	1 = Measured, 2= Indicated, 3= Inferred
TOPO	Topography	Integer	-1	-1 = Air, 1= below surface
MATIL	Material	Integer	-1	1 = Fresh, 2 = Transitional, 3 = Oxide, 4= Alluvium
BULKD	Bulk Density	Float	-1	Density set from Material Fresh & Transitional = 2.76, Transitional = 2.69

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Table 14-53 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate. The total volume for the estimation domains in the block model stays within five percent from the wireframe volumes defining such domains.

TABLE 14-53 KAZI DEPOSIT 3D BLOCK MODEL TO WIREFRAME VOLUMES CHECK

Domain	Wireframe Volume (m3)	Block Model Volume (m3)	Variance %
Hangingwall Splay (1)	37,153	37,031	99.7
Hangingwall Splay (2)	33,583	33,361	99.3
Hangingwall Splay (3)	31,654	31,452	99.4
Hangingwall Splay (4)	6,603	6,591	99.8
Hangingwall Splay (5)	3,557	3,388	95.2
Hangingwall	24,807	24,727	99.7
Footwall Splay	11,124	11,031	99.2
Footwall	126,271	126,164	99.9
Steep Footwall (1)	8,660	8,622	99.6
Steep Footwall (2)	3,605	3,539	98.2
Steep Footwall (3)	6,529	6,456	98.9
Total	293,549	292,361	99.6

14.6.1.9 Specific Gravity / Bulk Density Assignment

The bulk density of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using the interpreted surfaces described in Section 14.6.1.4 to control the blocks assigned. Historic bulk density measurements were used to determine the bulk density of the material types.

TABLE 14-54 KAZI DEPOSIT SUMMARY OF THE OXIDATION STATE BULK DENSITY ASSIGNATIONS

Level		Bottom RL	SG g/cm3
Minimum	Maximum
0	12	490	2.5
12	13	485	2.6
13	14	480	2.7
14	20	450	2.8
		Fresh	2.9

TABLE 14-55 KAZI DEPOSIT SPECIFIC GRAVITY VALUES BY OXIDATION STATE

Oxidation State	SG g/cm3
Oxidized	2.49
Transition	2.49
Fresh	2.72

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Blocks located above the topographical surface were assigned a zero specific gravity.

14.6.1.10 Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of the mineral resource estimate. The validations include visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes and swath plots of each of the domains.

Statistical comparisons of input data and block model outcomes for the estimation domains are shown in Table 14-56.

TABLE 14-56 KAZI DEPOSIT MINERALIZED DOMAIN AVERAGE GOLD GRADE COMPARISONS

Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Percentage of Total Gold Oz
Hangingwall Splay (1)	1.01	1.36	135	6%
Hangingwall Splay (2)	1.18	1.23	105	5%
Hangingwall Splay (3)	1.03	1.11	108	4%
Hangingwall Splay (4)	1.28	1.04	81	1%
Hangingwall Splay (5)	3.83	3.66	96	2%
Hangingwall	2.99	2.75	92	10%
Footwall Splay	6.29	6.15	98	9%
Footwall	2.89	3.07	106	51%
Steep Footwall (1)	3.45	3.64	106	4%
Steep Footwall (2)	5.28	4.55	86	2%
Steep Footwall (3)	5.42	5.07	93	4%

The estimation domain comparisons display a reasonable variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations, the comparisons include small volumes in border areas of some domains containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades within these volumes, a simple statistical comparison of total volumes will not result in close comparisons for all cases.

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The swath plot shown in Figure 14-35 demonstrates that where there is regularly spaced data the block model reflects that data. The plots also highlights that a paucity of drilling results in parts of the model that rely on only a few measured points are therefore less likely to match local composite data, and are of reduced certainty and increased risk. This is clearly shown in the discrepancy in the deeper levels to the right of the swath plot.

14.6.1.11 Mineral Resource Classification

The Kazi Mineral Resource estimate has been classified in accordance with the CIM guidelines and National Instrument NI 43-101. This classification was based upon outcomes of the estimation processes. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The Mineral Resource has been classified as Inferred; no Indicated or Measured Mineral Resources have been identified.

14.6.1.12 Data Spacing and Distribution

The Kazi Model has been shown in validation to be subject to varying drillhole density and sample location in relation to the lode geometry. In most lodes the drilling is regular and of sufficient density but subject to decreasing densities in border areas. The block model outcomes in low density areas are considered

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to be higher risk and have not been included in the estimation at this point, these areas require further drilling to be considered as a future Mineral Resource.

14.6.1.13 Orientation of Data in Relation to Geological Structure

The orientation of the deposit is interpreted to be roughly north-south striking while dipping to the west. The drilling is considered to be appropriately targeted for this geological orientation with east to the west directed drillholes utilized during the estimation.

14.6.1.14 Deposit Dimensions

The mineralized portion of the deposit extends within drill testing from 68,800m to 69,100m in Northing with the modelled area constrained within 68,850m to 69,100m in Northing; within the Easting plane the deposit extends within drill testing from 46,000m to 46,400m with the modelled area between 46,150m to 46,400m East; in the Vertical the dimensions of the mineralization are tightly constrained by drilling extending from surface (at approximately 65mRL) to -120m RL. The dimensions of the mineralization are adequately defined by the available drilling with limited and acceptable extensions beyond data.

14.6.1.15 Estimation and Modelling Techniques

The estimation methodology used for the mineralization style is considered appropriate by the QP’s based on experience with similar deposit types. It is shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the resource classification is such as to reflect the uncertainty of the estimate. The validation methods used also demonstrate the adequacy of the methodology used.

14.6.1.16 Moisture

The estimate has been made on the basis of dry tonnes.

14.6.1.17 Classification

All material within the Mineral Resource interpretation has been classified to represent the QPs’ opinion of the risk in the Mineral Resource estimated. Within the mineralized estimation domains that have been defined on a plus 0.5 g/t Au cut-off, it is assumed that some of the material will form dilution to the mining of higher-grade material. For reporting purposes the mineralized material has been reported with a lower cut-off of 0.7 g/t Au within the interpreted wireframes. The classification of the Mineral Resource into the Inferred category, as set out below, reflects the Company’s view of this deposit, as it is currently defined.

14.6.1.18 Selectivity Assumptions

The resource estimate contains implicit assumptions of mining selectivity represented by the block size of 10m x 2m x 5m (Y x X x Z), sub blocked to 2.5m x 0.5m x 1.25m for edge definition.

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14.6.1.19 Mineral Resource Statement

The Kazi Deposit classified Mineral Resource statements are tabulated below in Table 14-57. The table reports depleted resources and with a lower cut-off grade of 0.7 g/t Au within the mineralized wireframe interpretations and model.

TABLE 14-57 MINERAL RESOURCE STATEMENT FOR KAZI DEPOSIT AT 0.7 G/T AU CUT-OFF

Kazi Mineralized Domains (Au >= 0.7 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	0	0	0
Indicated	0	0	0
Total (Measured and Indicated only)	0	0	0
Inferred	707,000	2.90	65,200

Notes for Table 14-57:

1.	The work completed by Company Geologist and has been reviewed by the Author and has been determined to be suitable for reporting of Mineral Resources
2.	Mineral Resources are stated as of December 31, 2016.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.
(b) Lower cut-off of 0.7 g/t Au is used to calculate the Mineral Resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
5.	The Mineral Resource estimate was reviewed and is supported by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.6.1.20 Recommendations

The deposit is considered to be defined sufficiently well with a high confidence in the Mineral Resource model.

In order to improve the quality of the estimated Mineral Resource, it is recommended that current bulk density assignments be confirmed with measurements on core samples that would take into account the natural porosity of the rock. Additional drilling would also add confidence in the Mineral Resource category as most drilling was completed more than 20 years ago.

14.6.2	BON’S RUSH DEPOSIT

14.6.2.1 Introduction

During May 2016 a Mineral Resource estimation was undertaken updating the Bon’s Rush Deposit. The estimation was based entirely on historic drill holes. The majority of the drilling undertaken during past exploration (summarized in Figure 14-36) was reverse circulation (RC), shown in blue. In addition, two diamond core holes were also completed in the area, shown in red on the 14,900mN Section.

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Figure 14-37 shows a typical cross section through the deposit at Section 14,900mN in the local grid system, looking north. It shows several Mineral Resource interpretations, including the most significant domains. Also shown are the RC and diamond core hole traces defining the Mineral Resources.

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520
500
480
460
440
420
400
380
10150 E
10200 E
10250 E
Lode 3
Lode 2
Drill Types
RC
Diamond
0
50

FIGURE 14-37 CROSS SECTION VIEW (LOOKING NORTH) OF BON'S RUSH DEPOSIT DRILLING 14,900ME

14.6.2.2 Data Types

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10. The data available as at May 2015 consisted of 56 holes of which two holes were diamond with the remaining RC. All drilling used in the model review is historic, pre-1998 drilling.

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All data is in local grid co-ordinates.

Drilling provides data at a close spacing equating to a roughly 100m x 20m pattern, to depths of up to 100m below surface. The total database utilized consisted of 4,126.40m of RC drilling and 150.3m of diamond drilling.

A visual comparison in section between DD and RC data types was completed to assess if any material difference could be observed between data types. Generally, a grade continuity between data types was present. Where differences were observed it was not possible to determine whether the grade variability was due to a difference in drilling type or to the short range gold variability observed in the deposit and characterized in the gold variograms. The diamond drill holes were drilled as a close spaced test of the RC drilling. While they confirmed the grade distributions, they were excluded from the modelling due to the different drilling and sampling techniques.

The drill cuttings were sampled and assayed at 1.0 meter intervals within all mineralized lodes.

14.6.2.3 Geological Interpretation

Mineralization at Bon’s Rush is hosted within the hangingwall of the Upper Zamu Dolerite Sill positioned stratigraphically between the carbonation shale of the Upper Koolpin Fm and Tuff, Shale and Chert beds from the Gerowie Tuff Fm.

The host lithology of the deposit has been divided into three main states of weathering/oxidation (oxidized, transition, and fresh). Two surfaces interpreted from geological logging have been used to define the oxidation state in the deposit. The interpreted oxidization surfaces have not been used as hard boundaries during the estimation of gold. However, they have been used during the assignation of bulk density to the block model.

14.6.2.4 Mineral Resource Interpretation

Interpretation of mineralized domains utilized for this Mineral Resource estimate, was based upon a lower limit 0.5 g/t Au cut-off grade that defines the mineralized veining material.

The resultant estimation domain interpretations were wireframed and nominated names from Lode 1 to Lode 4. Figure 14-38 below shows the wireframes in an oblique view to the northeast, with the domain descriptions summarized in Table 14-58.

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TABLE 14-58 BON’S RUSH DEPOSIT MINERALIZED WIREFRAME DESCRIPTION

Mineralized Domain	Model Code	Colour	Description
Lode 1	1	Pink	Small domain around minor structure on 1 section of drilling
Lode 2	2	Green	Western most structure, continuous but low grade
Lode 3	3	Purple	High grade domain, combination of major shear structure and splay structure
Lode 4	4	Blue	Continuation of major shear to the north, but lower grade zone.

The estimation domain wireframes were used to code the drill intercepts contained within them by flagging into a new field in the database. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All estimation domain interpretation wireframes have been used as hard boundaries for this Mineral Resource estimate.

14.6.2.5 Compositing and Statistics

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three-dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the interpreted Mineral Resource estimation domains.

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An examination of sample statistics reveals that 100% of sampling within the mineralized domains is on 1.0m downhole length.

Within the mineralized domains the drill samples were composited to 2m downhole to provide equal support data for statistical evaluation and estimation, and reduce the variance to provide a more globally accurate model. The longer composite length was utilized to reduce the information contained on the drill sections to help the estimation cross drill sections without saturating the drilling section areas.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A number of outlier samples were identified and there influence limited within the Mineral Resource estimation domains. A statistical summary of these domains and their corresponding outlier grades is shown in Table 14-59 below.

TABLE 14-59 BON’S RUSH DEPOSIT STATISTICAL SUMMARY OF COMPOSITES BY MINERAL RESOURCE ESTIMATION DOMAIN

Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
Lode 1	0.005	4.2	0.71	-
Lode 2	0.005	3.8	0.63	-
Lode 3	0.005	30.6	3.23	13	2.81
Lode 4	0.005	28.2	1.95	10	1.01

The outlier results were not removed from the composites used in the model estimation, but their range of influence was restricted to the immediate vicinity (10m), before being capped to the upper limit value.

Summary statistics for cut composites are shown in Table 14-60.

TABLE 14-60 BON’S RUSH DEPOSIT HIGH-GRADE COMPOSITE CUTS BY MINERAL RESOURCE ESTIMATION DOMAIN

Domain	Number	Cut Mean g/t Au	Cut Standard Deviation	Cut Co- efficient of Variation
Lode 1	7	0.69	0.71	0.50
Lode 2	33	0.60	0.59	0.35
Lode 3	50	2.8	2.38	0.85
Lode 4	17	1.01	1.19	1.18

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrences. The high variability is reduced somewhat by reducing the influence of high gold grades in those domains most affected.

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The co-efficient of variation, which is a measure of variability, remains at an approximate value of one for most of the domains, indicating variability was reduced within the domains after high-grade restrictions.

14.6.2.6 Variography

Several variogram were produced for Lode 3, which was deemed the most important, but no valid variogram was found. Appropriate structure was identified, which was statistically valid, however the ranges of correlation were not in line with expected gold relationships. This was due to the wide drill spacing, creating correlateable ranges of over 200m. This kind of range was deemed unlikely in a Pine Creek Orogen gold environment.

14.6.2.7 Grade Interpolation Methodology

Inverse Distance Weighting IDW was adopted as the main interpolation method for the Bon’s Rush modelling. A simple, slightly elongated search ellipse in the main strike direction of the deposit (150m x 100m x 100m), was used to select samples. Anisotropic search distances were used to increase the weighting of samples from the surrounding drill sections.

After preliminary interpolations were carried out, a plunge in Domain 3 was identified, which matched the geological strike change direction. The plunge was incorporated in the search direction. No identifiable plunge was observed in the remaining domains. No search was used for Domain 1 with only limited strike and information contained within the domain. An average composite grade was populated into this domain.

Different IDW power options were assessed against the composited data to establish a best-fit power function for the estimation. The results were assessed visually and against the histogram distribution of the raw assays with the best result used in estimation as summarised in Table 14-61.

The number of composites used to interpolate each block was restricted to 25, with no limit per hole and no minimum number of composites.

MEDS rotation system was utilized to rotate the search directions along the plane and plunge of each domain as summarized in Table 14-61.

TABLE 14-61 BON’S RUSH DEPOSIT ESTIMATION PARAMETERS FOR GOLD BY DOMAIN

Domain	Method	Search Major (x)	Search Minor (y)	Search Vert (z)	Min Samples	Max Samples	Rotation Major	Rotation Minor	Rotation Z
Lode 1	Average	-	-	-	-	-	-	-	-
Lode 2	IDW[2]	150	20	40	1	25	18	0	75
Lode 3	IDW[3]	150	20	50	1	25	20	-10	67
Lode 4	IDW1.5	150	50	100	1	25	18	0	60

14.6.2.8 Block Model Definitions

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each estimation domain. All individual estimation domains were ultimately combined to create a single block model in the local grid coordinate system. Table 14-62 summarizes the 3D block model definition.

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TABLE 14-62 BON’S RUSH DEPOSIT 3D BLOCK MODEL DEFINITION (M)

	Northing	Easting	RL
Minimum	14,500	10,000	350
Maximum	15,500	14,500	550
Block Size	25	10	5
Sub-block	2.5	1	0.5

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the Vertical and East dimensions, controlled by the need to appropriately represent the volume of the wireframes that define the estimation domains.

A standard list of field names and descriptions used in the block model are shown in Table 14-63.

TABLE 14-63 BON’S RUSH DEPOSIT 3D BLOCK MODEL ATTRIBUTES

Attribute	Description	Type	Default	Comments
AU	Au (ppm)_	Float	-1	Au Grade
DOM	Domain	Integer	-1	Mineralization Domain Code
RSCAT	Resource Category	Integer	-1	1 = Measured, 2= Indicated, 3= Inferred
TOPO	Topography	Integer	-1	-1 = Air, 1= below surface
MATIL	Material Type	Integer	-1	1 = Fresh, 2 = Transitional, 3 = Oxide, 4= Alluvium
BULKD	Bulk Density	Float	-1	Assigned from Material type and depth

Table 14-64 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate. The total volume for the estimation domains in the block model stays within five percent from the wireframe volumes defining such domains.

TABLE 14-64 BON’S RUSH DEPOSIT 3D BLOCK MODEL TO WIREFRAME VOLUMES CHECK

Domain	Wireframe Volume(m3)	Block Model Volume (m3)	Variance %
Lode 1	7,103	7,110	100.1
Lode 2	120,364	114,250	94.9
Lode 3	178,196	177,623	99.7
Lode 4	89,041	85,021	95.5
Total	394,705	384,004	97.3

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14.6.2.9 Specific Gravity / Bulk Density Assignment

The bulk density of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state with historic bulk density measurements used to determine the bulk density of the material types.

A regression of density values was applied to the oxide zone increasing in density with depth, as represented by the red line in Figure 14-39 and summarised in Table 14-65.

TABLE 14-65 BON’S RUSH DEPOSIT SPECIFIC GRAVITY VALUES BY OXIDATION STATE

Level		Bottom RL	SG g/cm3
Minimum	Maximum
0	12	490	2.5
12	13	485	2.6
13	14	480	2.7
14	20	450	2.8
		Fresh	2.9

Blocks located above the topographical surface were assigned a zero specific gravity.

14.6.2.10 Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of the Mineral Resource. The validations include visual inspection of the block outcomes and input data. Statistical comparisons of input data and block outcomes, and swath plots of each of the domains.

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Statistical comparisons of input data and block model outcomes for the estimation domains are shown in Table 14-66.

TABLE 14-66 BON’S RUSH DEPOSIT MINERALIZED DOMAIN AVERAGE GOLD GRADE COMPARISONS

Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Percentage of Total Gold Oz
Lode 1	0.71	0.71	99.6	1
Lode 2	0.63	0.68	108.2	11
Lode 3	2.81	2.82	100.3	72
Lode 4	1.01	1.29	127.7	16
Total	1.70	1.78	104.8

The estimation domain comparisons display a reasonable variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations, the comparisons include small volumes in border areas of some domains containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades within these volumes, a simple statistical comparison of total volumes will not result in close comparisons for all cases.

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The swath plot shown in Figure 14-40 demonstrates that where there is regularly spaced data the block model reflects that data. The plots also highlights that a paucity of drilling results in parts of the model that rely on only a few measured points are less likely to match local composite data, and are of reduced certainty and increased risk. This is clearly shown in the discrepancy in the deeper levels to the right of the swath plot.

14.6.2.11 Mineral Resource Classification

The Bon’s Rush Mineral Resource estimate has been classified in accordance with the CIM guidelines and National Instrument NI 43-101. This classification was based upon outcomes of the estimation processes. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The Mineral Resource has been classified as Inferred; no Indicated or Measured mineral resources have been identified.

14.6.2.12 Data Spacing and Distribution

The Bon’s Rush Model has been shown in validation to be subject to varying drillhole density and sample location in relation to the lode geometry. In most lodes the drilling is regular and of sufficient density but subject to decreasing densities in border areas. The block model outcomes in low density areas are considered to be higher risk and are classified with less confidence than denser parts.

14.6.2.13 Orientation of Data in Relation to Geological Structure

The orientation of the deposit is interpreted to be roughly north-south striking and steeply dipping. The drilling is considered to be appropriately targeted for this geological orientation with east to west directed drillholes utilized during the estimation.

14.6.2.14 Deposit Dimensions

The mineralized portion of the deposit extends within drill testing from 14,700m to 15,200m in Northing with the modelled area constrained within 14,650mn to 15,250mN in Northing; within the Easting plane the deposit extends within drill testing from 10,100mE To 10,400mE with the modelled area between 10,1000mE to 10,500mE East; in the Vertical the dimensions of the mineralization are tightly constrained by drilling extending from surface (at approximately 500mRL) to 400m RL. The dimensions of the mineralization are adequately defined by the available drilling with limited and acceptable extensions beyond data.

14.6.2.15 Estimation and Modelling Techniques

The estimation methodology used for the mineralization style is considered appropriate by the QP’s experience with similar deposit types. It is shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the resource classification is such as to reflect the uncertainty of the estimate. The validation methods used also demonstrate the adequacy of the methodology used.

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14.6.2.16 Moisture

The estimate has been made on the basis of dry tonnes.

14.6.2.17 Classification

All material within the Mineral Resource interpretation has been classified to represent the QPs’ opinion of the risk in the Mineral Resource estimated. Within the mineralized estimation domains that have been defined on a plus 0.5 g/t gold cut-off, it is assumed that some of the material will form dilution to the mining of higher grade material. For reporting purposes the mineralized material has been reported with a lower cut-off of 0.7 g/t Au within the interpreted wireframes. The classification of the Mineral Resource into the Inferred category as set out below reflects the Company’s view of this deposit, as it is currently defined.

14.6.2.18 Selectivity Assumptions

The resource estimate contains implicit assumptions of mining selectivity represented by the block size of 25m x 10m x 5m (Y x X x Z), sub blocked to 2.5m x 1m x 0.5m for edge definition.

14.6.2.19 Mineral Resource Statement

The Bon’s Rush Deposit classified Mineral Resource statements are tabulated below in Table 14-67. The table reports depleted resources with a lower cut-off grade of 0.7 g/t Au within the mineralized wireframe interpretations and model.

TABLE 14-67 MINERAL RESOURCE STATEMENT FOR BON’S RUSH DEPOSIT AT 0.7 G/T GOLD CUT-OFF

Bon’s Rush Mineralized Domains (Au >= 0.7 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	0	0	0
Indicated	0	0	0
Total (Measured and Indicated only)	0	0	0
Inferred	775,000	2.40	60,300

Notes for Table 14-67:

1.	The work completed by Company Geologist and has been reviewed by the Author and has been determined to be suitable for reporting of Mineral Resources.
2.	Mineral Resources are stated as of December 31, 2016.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.
(b) Lower cut-off of 0.7 g/t Au is used to calculate the Mineral Resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
5.	The Mineral Resource estimate was reviewed and is supported by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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14.6.2.20 Recommendations

The deposit is considered to be defined sufficiently well with a high confidence in the Mineral Resource Model.

In order to improve the quality of the estimated Mineral Resource, it is recommended that current bulk density assignations be confirmed with measurements on core samples that would take into account the natural porosity of the rock. Additional drilling will also allow for a higher Mineral Resource category as currently the deposit has wide drill spacing compared to other deposits such as Kazi and Western Arm.

14.6.3	WESTERN ARM DEPOSIT

14.6.3.1 Introduction

During August 2016 a Mineral Resource estimation was undertaken updating the Western Arm Deposit. The estimation was based entirely on historic drill holes. The majority of the drilling undertaken during past exploration (summarized in Figure 14-41) was reverse circulation), shown in blue. In addition, some diamond core drilling was also completed in the area, shown in red.

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Figure 14-42 shows a typical cross section through the deposit at Section 61,980mN in the local grid system, looking north. It shows several Mineral Resource interpretations including the most significant domains. Also shown are the RC and diamond core hole traces defining the Mineral Resources.

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14.6.3.2 Data Types

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10. The data available as at August 2016 consisted of 723 holes of which 24 holes were diamond with the remaining RC. All drilling used in the model review is historic, pre-1998 drilling.

All data is in local grid co-ordinates.

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Drilling provides data at a close spacing equating to roughly 20m x 10m pattern to depths up to 100m below surface. The total database utilized consisted of 33,278m of RC drilling and 3,371.25 of diamond drilling.

A visual comparison in section between DD and RC data types was completed to assess if any material difference could be observed between data types. Generally, a grade continuity between data types was present. Where differences were observed it was not possible to determine whether the grade variability was due to a difference in drilling type or to the short range gold variability observed in the deposit and characterized in the gold variograms. As a consequence, it was decided to include the diamond data in the estimation to improve data density.

The drill cuttings and core were sampled and assayed mostly at 1.0m intervals, although the database contains intervals at varying lengths within mineralized lodes as summarized in Table 14-68.

TABLE 14-68 WESTERN ARM DEPOSIT SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

Mineralized Domain	Minimum Length (m)	Maximum Length (m)
Ambrose	1	13
Garner	1	2
Gayle	1	1
Headley	0.3	1
Holding	1	1
Lara	1	1
Richards	0.2	1
Sobers	1	1
Walcott	1	1
Weekes	1	2
Worrell	0.35	1

14.6.3.3 Geological Interpretation

The Western Arm Deposit lies within a broad, north trending domal anticline structure with mineralization occurring between the hangingwall Mt Bonnie Fm and the footwall Gerowie Tuff Fm. Mineralization occurs in a saddle reef style system, as a series of quartz sulfide stockwork zones, which are semi-conformable to bedding. Mineralization is best developed in the finer grained siltstones and mudstones within the hinge and eastern limb of the system. The western edge of the deposit is defined by a large scale, sub-vertical structure, which likely introduces the mineralizing fluid into the system.

The geological structure and controls on mineralization within the deposit are poorly understood. Historic reporting and modelling show mineralization controlled by lithology folded into an anticline with mineralization occurring in a saddle reef like system. However, the mineralization exposed in a test pit appears to be structurally controlled along a major shear, with a tight syncline and breccia zone. The resource review has been completed based on the anticline concept, with a significant vertical structure featuring heavily on the western side of the deposit. This structure has been interpreted to be the feeder structure of mineralizing fluid into the system. The drilling information contains limited structural information with nothing to substantiate the geological interpretation.

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The host lithology of the Western Arm Deposit has been divided into four main states of weathering/oxidation (alluvium, oxidized, transition, and fresh). Three surfaces interpreted from geological logging have been used to define the oxidation state in the deposit. The interpreted oxidization surfaces have not been used as hard boundaries during the estimation of gold. However, they have been used during the assignation of bulk density to the block model.

14.6.3.4 Mineral Resource Interpretation

Interpretation of mineralized domains utilized for this mineral resource estimate, was based upon a lower limit 0.5 g/t Au cut-off grade that defines the mineralized veining material.

THE RESULTANT ESTIMATION DOMAIN INTERPRETATIONS WERE WIREFRAMED AND NOMINATED NAMES FROM FAMOUS WEST INDIAN CRICKETERS.

Figure 14-43 below shows the wireframes in a long projection view to the west, with the domain descriptions summarized in Table 14-69.

TABLE 14-69 WESTERN ARM DEPOSIT MINERALIZED WIREFRAME DESCRITPION

Mineralized Domain	Model Code	Colour	Description
Ambrose	1	Blue	Large Anticline domain
Garner	2	Orange	Large Anticline domain
Gayle	3	Light green	Smaller Anticline based domain
Headley	4	Pink	Vertical shear domain
Holding	5	Pink (North)	Secondary vertical domain to the north
Lara	6	Yellow (South)	South plunging Anticline domain to the southern end
Richards	7	Dark Purple	Large Anticline domain lower in the system
Sobers	8	Green (South)	South plunging Anticline domain to the southern end
Walcott	9	Green (North)	South plunging Syncline domain to the north
Weekes	10	Dark Green (North)	North plunging Anticline domain to the northern end
Worrell	11	Yellow (North)	North plunging Anticline domain to the northern end

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The estimation domain wireframes were used to code the drill intercepts contained within them by flagging into a new field in the database. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All estimation domain interpretation wireframes have been used as hard boundaries for this Mineral Resource estimate.

14.6.3.5 Compositing and Statistics

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the interpreted Mineral Resource estimation domains.

An examination of sample statistics reveals that 98% of sampling within the mineralized domains is on 1.0m downhole support, although sample lengths vary from a minimum of 0.2m to a maximum of 2m downhole.

Within the mineralized domains the drill samples were composited to 2m downhole to provide equal support data for statistical evaluation and estimation, and reduce the variance to provide a more globally accurate model.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A number of outlier samples were identified and there influence limited within the mineral resource estimation domains. A statistical summary of these domains and their corresponding outlier grades is shown in Table 14-70 below.

TABLE 14-70 WESTERN ARM DEPOSIT STATISTICAL SUMMARY OF COMPOSITES FOR GOLD IN PPM BY MINERAL RESOURCE ESTIMATION DOMAIN

Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
Ambrose	0.005	41.60	1.53	14	1.34
Garner	0.005	17.60	1.49	15	1.44
Gayle	0.24	6.97	1.82	-	-
Headley	0.005	22.55	1.90	-	-
Holding	0.11	7.19	1.89	-	-
Lara	0.005	11.67	1.55	-	-
Richards	0.01	17.24	1.75	15	1.65
Sobers	0.005	5.57	1.56	-	-
Walcott	0.038	23.00	2.79	11	2.42
Weekes	0.005	11.94	1.67	-	-
Worrell	0.005	18.80	1.84	10	1.58

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The outlier results were not removed from the composites used in the model estimation, but their range of influence was restricted to the immediate vicinity (10m), before being capped to the upper limit value.

Summary statistics for cut composites are shown inTable 14-71.

TABLE 14-71 WESTERN ARM DEPOSIT HIGH-GRADE COMPOSITE CUTS BY MINERAL RESOURCE ESTIMATION DOMAIN

Domain	Number	Cut Mean g/t Au	Cut Standard Deviation	Cut Co- efficient of Variation
Ambrose	367	1.34	1.20	0.90
Garner	282	1.44	1.41	0.98
Gayle	25	1.82	1.69	0.93
Headley	258	1.90	2.53	1.33
Holding	70	1.89	1.42	0.75
Lara	106	1.55	1.80	1.16
Richards	148	1.65	1.76	1.07
Sobers	65	1.56	1.24	0.80
Walcott	91	2.42	2.04	0.84
Weekes	168	1.67	2.01	1.20
Worrell	126	1.58	1.70	1.08

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrences. The high variability is reduced somewhat by the 2m composite length and the restricted influence of gold grades in those domains most affected.

The co-efficient of variation, which is a measure of variability, remains at an approximate value of one for most of the domains, indicating variability was reduced within the domains after high-grade restrictions.

14.6.3.6 Variography

Variography was used to characterize the spatial behavior of the composite data primarily as an aid to establishing estimation parameters. Variogram stability and quality is dependent upon the statistical properties and the amount of data available within the defined domains. Each domain was assessed individually with the majority showing good spatial behavior. Domain Gayle showed no discernable structure during analysis. The general variogram model is detailed in Table 14-72 below.

TABLE 14-72 WESTERN ARM DEPOSIT VARIOGRAM MODELS FOR GOLD BY MINERALIZED DOMAIN

Domain	Nugget	Stuct	Sill	Major (m)	Semi (m)	Minor (m)	Major/ Semi	Major/ Minor
Ambrose	1	8	9.0	40	40	10	2.0	5.7
Garner	0.4	2.4	2.8	35	15	20	2.3	1.8
Gayle	-	-	-	-	-	-	-	-

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Domain	Nugget	Stuct	Sill	Major (m)	Semi (m)	Minor (m)	Major/ Semi	Major/ Minor
Headley	1.5	4	5.5	70	35	25	2.0	2.8
Holding	1.2	0.8	2.0	20	20	20	1.0	1.0
Lara	1.2	1.8	3.0	35	10	5	3.5	7.0
Richards	1	3	4.0	70	50	40	1.4	1.8
Sobers	0.6	1	1.6	50	10	5	5.0	10.0
Walcott	0.4	0.6	1.0	30	10	5	3.0	6.0
Weekes	1.2	2.8	4.0	20	10	5	2.0	4.0
Worrell	0.8	6.2	7.0	40	40	40	1.0	1.0

The features of the variogram models for gold can be summarized as moderately high relative nugget for the mineralized domains with a significant amount of variability demonstrated over a short range. This reflects the high variability at short range observed in visual inspection by section.

14.6.3.7 Grade Interpolation Methodology

Two grade interpolation methods where utilised in grade estimation at the Western Arm Deposit. A standard three dimensional single pass Ordinary Kriging (OK) methodology has been used for the estimation of majority of domains, with an Inverse Distance Weighting (IDW) with a power function of two utilised for three smaller domains. Table 14-73 summarizes the estimation parameters by domain. A constant minimum of 1 and varying maximum of 15 or 30 composites have been set for all domains. A discretization array of 4 (X) by 4 (Y) by 2 (RL) was used to refine the Kriging weights for each model block.

IDW estimation was used in three domains; Gayle Domain showed no structure during statistical analysis and Siobers and Walcott Domains while showing some structure during statistical analysis OK estimation did not reproduce the grade distribution of the domains sufficiently. In all cases IDW with a power factor of 2 produced better results for the three domains.

Due to the folded nature of the mineralized domains, MineSights Dynamic Unfolding function was utilised to allow spatial analysis and estimation around the folded domains. This method was used for the majority of the domains except the Gayle and Headley Domains, which utilised normal search rotation utilising the MEDS rotation system.

TABLE 14-73 WESTERN ARM DEPOSIT ESTIMATION PARAMETERS FOR GOLD BY DOMAIN

Domain	Method	Search Major (x)	Search Minor (y)	Search Vert (z)	Min Samples	Max Samples	Rotation Major	Rotation Minor	Rotation Z
Ambrose	OK	120	60	21	1	15	-	-	-
Garner	OK	105	45	60	1	30	-	-	-
Gayle	IDW	120	120	60	1	30	354	-2	-45
Headley	OK	140	70	50	1	30	353	25	-82
Holding	OK	60	60	60	1	15	-	-	-
Lara	OK	105	30	15	1	30	-	-	-
Richards	OK	140	100	80	1	15	-	-	-
Sobers	IDW	100	100	100	1	15	-	-	-

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Domain	Method	Search Major (x)	Search Minor (y)	Search Vert (z)	Min Samples	Max Samples	Rotation Major	Rotation Minor	Rotation Z
Walcott	IDW	90	30	15	1	15	-	-	-
Weekes	OK	60	30	15	1	30	-	-	-
Worrell	OK	120	120	120	1	30	-	-	-

14.6.3.8 Block Model Definitions

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each estimation domain. All individual estimation domains were ultimately combined to create a single block model in the local grid coordinate system. Table 14-74 summarizes the 3D block model definition.

TABLE 14-74 WESTERN ARM DEPOSIT 3D BLOCK MODEL DEFINITION (M)

	Northing	Easting	RL
Minimum	42405.5	61260.5	-77.25
Maximum	42794.5	62359.5	77.25
Block Size	10	10	5
Sub-block	1	1	0.5

The chosen block size represents approximately half the best data spacing in the Northing and Easting directions and a choice in the Vertical dimension controlled by the need to appropriately represent the volume of the wireframes that define the estimation domains.

A standard list of field names and descriptions used in the block model are shown in Table 14-75.

TABLE 14-75 WESTERN ARM DEPOSIT 3D BLOCK MODEL ATTRIBUTES

Attribute	Description	Type	Default	Comments
AU	Au estimation	Float	-1	Au Grade
DOM	Domain	Integer	-1	Mineralization Domain Code
RSCAT	Resource Category	Integer	-1	1 = Measured, 2= Indicated, 3= Inferred
TOPO	Topography	Integer	-1	-1 = Air, 1= below surface
MATIL	Material	Integer	-1	1 = Fresh, 2 = Transitional, 3 = Oxide, 4= Alluvium
BULKD	Bulk Density	Float	-1	Density set from Material Fresh = 2.72, others = 2.49

Table 14-76 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate. The total volume for the estimation domains in the block model stays within five percent from the wireframe volumes defining such domains. The large discrepancy in the Ambrose Domain is due to the interpreted wireframe extending beyond the model bounds to demonstrate geological continuity.

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TABLE 14-76 WESTERN ARM DEPOSIT 3D BLOCK MODEL TO WIREFRAME VOLUMES CHECK

Domain	Wireframe Volume (m3)	Block Model Volume (m3)	Variance %
Ambrose	147,093	116,868	79.5
Garner	119,396	119,364	100.0
Gayle	6,586	6,581	99.9
Headley	103,154	102,631	99.5
Holding	24,050	23,261	96.7
Lara	34,715	34,378	99.0
Richards	48,546	48,561	100.0
Sobers	48,063	48,030	99.9
Walcott	29,343	28,675	97.7
Weekes	67,643	66,198	97.9
Worrell	45,498	43,615	95.9
Total	674,088	638,161	94.7

14.6.3.9 Specific Gravity / Bulk Density Assignment

The bulk density of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using the interpreted surfaces described in Section 14.6.3.4 to control the blocks assigned. Historic bulk density measurements were used to determine the bulk density of the material types. Following Hardy and Hague’s 2001 review, densities of 2.49g/cm 3 for oxide and transitional material and 2.72g/cm 3 for fresh material was used. The densities were calculated from (Cooper, et al., 1993).

TABLE 14-77 WESTERN ARM DEPOSIT SPECIFIC GRAVITY VALUES BY OXIDATION STATE

Oxidation State	SG g/cm3
Alluvium	2.49
Oxidized	2.49
Transition	2.49
Fresh	2.72

Blocks located above the topographical surface were assigned a zero specific gravity.

14.6.3.10 Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of the Western Arm Mineral Resource. The validations include inspection of the audit documentation of the individual estimation runs; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes, and swath plots of each of the domains.

Statistical comparisons of input data and block model outcomes for the estimation domains are shown in Table 14-78.

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TABLE 14-78 WESTERN ARM DEPOSIT MINERALIZED DOMAIN AVERAGE GOLD GRADE COMPARISONS

Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Percentage of Total Gold Oz
Ambrose	1.53	1.43	93.6	14.7
Garner	1.49	1.47	98.5	15.7
Gayle	1.82	1.63	89.7	1.0
Headley	1.90	2.31	121.3	21.5
Holding	1.89	1.76	93.2	3.7
Lara	1.55	1.67	107.5	4.9
Richards	1.75	1.78	101.5	7.9
Sobers	1.56	1.61	103.2	6.8
Walcott	2.79	2.53	90.6	6.6
Weekes	1.67	1.65	98.7	10.2
Worrell	1.84	1.80	98.1	6.9

The estimation domain comparisons display a reasonable variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations, the comparisons include small volumes in border areas of some domains containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades within these volumes, a simple statistical comparison of total volumes will not result in close comparisons for all cases.

Two views of the block model for the Headley Domain (the most significant one in terms of contained metal, and biggest variance) are shown to demonstrate this situation. Figure 14-44 shows composite data colored by gold grade and domain boundary and Figure 14-45 shows blocks colored by gold grade. The contrasting data densities at the south end are evident, supporting the assumption that relying only on raw composite to block grade comparisons can be misleading.

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FIGURE 14-44 WESTERN ARM DEPOSIT HEADLEY DOMAIN AND COMPOSITE DATA – SECTION LOOKING WEST DISPLAYING GOLD GRADE IN G/T

FIGURE 14-45 WESTERN ARM DEPOSIT HEADLEY DOMAIN BLOCK MODEL – SECTION LOOKING WEST DISPLAYING GOLD GRADE IN G/T

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The swath plot shown in Figure 14-46 demonstrates that where there is regularly spaced data the block model reflects that data. The plots also highlights that a paucity of drilling results in parts of the model that rely on only a few measured points are therefore less likely to match local composite data, and are of reduced certainty and increased risk. This is clearly shown in the discrepancy in the deeper levels to the right of the swath plot.

14.6.3.11 Mineral Resource Classification

The Western Arm Mineral Resource estimate has been classified in accordance with the CIM guidelines and National Instrument NI 43-101. This classification was based upon outcomes of the estimation processes. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The Mineral Resource has been classified as Inferred; no Indicated or Measured Mineral Resources have been identified.

14.6.3.12 Data Spacing and Distribution

The Western Arm Model has been shown in validation to be subject to varying drillhole density and sample location in relation to the lode geometry. In most lodes the drilling is regular and of sufficient density but subject to decreasing densities in border areas. The block model outcomes in low density areas are considered to be higher risk and are classified with less confidence than denser parts.

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14.6.3.13 Orientation of Data in Relation to Geological Structure

The orientation of the deposit indicates it to be considerably folded in nature. The drilling is considered to be appropriately targeted for this geological orientation with both east and west dipping drillholes utilized during the estimation.

14.6.3.14 Deposit Dimensions

The mineralized portion of the deposit extends within drill testing from 60,500m to 63,000m in Northing with the modelled area constrained within 61,260m to 62,360m in Northing; within the Easting plane the deposit extends within drill testing from 42,000m to 43,000m with the modelled area between 42,405m to 42,795m East; in the Vertical the dimensions of the mineralization are tightly constrained by drilling extending from surface (at approximately 70mRL) to -77.5mRL. The dimensions of the mineralization are adequately defined by the available drilling with limited and acceptable extensions beyond data.

14.6.3.15 Estimation and Modelling Techniques

The estimation methodology used for the mineralization style is considered appropriate by the QP’s experience with similar deposit types. It is shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the resource classification is such as to reflect the uncertainty of the estimate. The validation methods used also demonstrate the adequacy of the methodology used.

14.6.3.16 Moisture

The estimate has been made on the basis of dry tonnes.

14.6.3.17 Classification

All material within the Mineral Resource interpretation has been classified to represent the QPs’ opinion of the risk in the mineral resource estimated. Within the mineralized estimation domains that have been defined on a plus 0.5 g/t gold cut-off, it is assumed that some of the material will form dilution to the mining of higher grade material. For reporting purposes the mineralized material has been reported with a lower cut-off of 0.7 g/t Au within the interpreted wireframes. The classification of the mineral resource into the Inferred category, as set out below reflects the Company’s view of this deposit, as it is currently defined.

14.6.3.18 Selectivity Assumptions

The resource estimate contains implicit assumptions of mining selectivity represented by the block size of 10m x 10m x 5m (Y x X x Z), sub blocked to 1m x 1m x 0.5m for edge definition

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14.6.3.19 Mineral Resource Statement

The Western Arm Deposit classified Mineral Resource statements are tabulated below in Table 14-79. The table reports depleted resources and with a lower cut-off grade of 0.7 g/t Au within the mineralized wireframe interpretations and model.

TABLE 14-79 MINERAL RESOURCE STATEMENT FOR WESTERN ARM DEPOSIT AT 0.7 G/T GOLD CUT OFF

Western Arm Mineralized Domains (Au >= 0.7 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	0	0	0
Indicated	0	0	0
Total (Measured and Indicated only)	0	0	0
Inferred	1,548,000	1.90	92,800

1.	The work completed by Company Geologists and has been reviewed by the Author and has been determined to be suitable for reporting of Mineral Resources.
2.	Mineral Resources are stated as of December 31, 2016.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are calculated using these parameters.
(a) Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.
(b) Lower cut-off of 0.7 g/t Au is used to calculate the Mineral Resources.
(c) All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100oz.
5.	The Mineral Resource estimate was reviewed and is supported by Mark Edwards, B.SC. FAusIMM (CP) MAIG, Geology Manager.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.6.3.20 Recommendations

The deposit is considered to be drill defined sufficiently well with a high confidence in the Mineral Resource model. The quality of the drilling is still to be finalized due to the potential for coarse gold to influence some samples. This needs to be understood before a higher resource category can be applied.

In order to improve the quality of the estimated Mineral Resource, it is recommended that current bulk density assignations be confirmed with measurements on core samples that would take into account the natural porosity of the rock. Additional confirmatry drilling would also allow the confidence in this Mineral Resource to be increased, particularly as most drilling was completed more than 20 years ago.

14.6.4	OTHER DEPOSIT MINERAL RESOURCES NOT UPDATED IN 2016

The Company previously reported Mineral Resources on several other deposits in the Burnside area. These will be stated without change in this report as no new data has been capture and no updated models have been completed.

Below is a summary of information from the 2015 technical report (Smith, et al., 2015) on Mineral Resources. This briefly summarizes the methodology of the Mineral Resources previously reported.

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14.6.4.1 Rising Tide Deposit

The Rising Tide Mineral Resource Model was generated by Geostat Services in 2011 and originally reported and approved by the Author in the December 31 2011 technical report (Muller, et al., 2011). It uses a 10 g/t Au top cut. The model has been mined from surface as the deposit was mined by the Comapny in 2012. Wireframing was completed in thirteen mineralized zones and these were generated by Company geologists using both older and current drilling completed on the deposit.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology has been used for the estimation of the cut gold 1.0m down hole composite data within each estimation domain. A constant minimum of four and maximum of 25 composites have been set for most domains was used in the first pass whilst a minimum of two and a maximum of 25 composites were used for all domains on the second pass. In block discretization of 5 in x, 2 in Y and 5 in Z have been used throughout. The block size used was 10.m x 4.0m x 5.0m in Northing, Easting and RL respectively.

14.6.4.2 Howley Deposit

The Howely Mineral Resource Model was generated by Geostat Services in 2011 and was originally reported and approved by the Author in the December 31 2011 technical report (Muller, et al., 2011). It uses a 10 g/t Au top cut. The model has been mined from surface as the deposit was mined by Crocodile Gold between 2009 and 2011. Therefore mining depletion has been applied to this model. The Howley Deposit is interpreted to be a complex overturned fold, with mineralization sub-parallel to the dolerite units within this fold complex. Consideration was given to domaining of the deposit as to enable representative variography analysis of the respective lodes. The Howley Deposit was divided into 11 broad zones, on the basis of overall lode dips.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology. A constant minimum of four and maximum of 25 composites have been set for all domains was used in the first pass while a larger search was used in the second pass. In block discretization of 5 in x, 5 in Y and 2 in Z have been used throughout. The block size used was 5.0m x 10.0m x 5.0m in Northing, Easting and RL respectively.

14.6.4.3 Mottrams Deposit

The Mottrams Mineral Resource Model was generated by Company geologists in 2012 and reported and approved by the Author in the December 31 2011 technical report (Muller, et al., 2011). It uses a 10 g/t Au top cut. The model has been mined from surface as the deposit was mined by Crocodile Gold between 2010 and 2011. Therefore mining depletion has been applied to this model. The Mottrams Deposit consists of four mineralized domains. The geological understanding of the deposit is deemed to be high.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology. A constant minimum of four and maximum of 25 composites have been set for all domains was used in the first pass whilst a larger search was used in the second pass. The block size used was 5.0m x 4.0m x 5.0m in Northing, Easting and RL respectively.

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14.6.4.4 North Point Deposit

The North Point Mineral Resource Model was generated by Company geologists in 2012 and reported and approved by the Author in the December 31, 2013 technical report (Basile, et al., 2013). A top cut ranging from 2.0 g/t Au to 25 g/t Au, depending on mineralized lode. The model has been mined from surface as the deposit was mined by Crocodile Gold in 2010. Therefore mining depletion has been applied to this model. The North Point Deposit consists of four mineralized domains. The geological understanding of the deposit is deemed to be high.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology. A constant minimum of four and maximum of 10 composites have been set for all domains was used in the first pass whilst a minimum of two and maximum of 10 composites was used in the second pass. The block size used was 5.0m x 4.0m x 2.5m in Northing, Easting and RL respectively.

14.6.4.5 Princess Louise Deposit

The Princess Louise Mineral Resource Model was generated by Company geologists in 2012 and reported and approved by the Author in the December 31, 2013 technical report (Basile, et al., 2013). A top cut ranging from 0 g/t Au (lode 300) to 12.5 g/t Au, depending on mineralized lode. The model has been mined from surface as the deposit was mined by Crocodile Gold in 2011. Therefore mining depletion has been applied to this model. The Princess Louise Deposit consists of five mineralized domains. The geological understanding of the deposit is deemed to be high.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology. A constant minimum of five and maximum of 15 composites have been set for all domains was used in the first pass whilst a minimum of five and maximum of 10 composites was used in the second pass. A maximum of 5 drill holes per pass were also assigned. The block size used was 5.0m x 4.0m x 2.5m in Northing, Easting and RL respectively.

14.6.4.6 Fountain Head Deposit

The Fountain Head Mineral Resource Model was generated by Geostat Services in 2008 and was originally reported and approved by the Author in the December 31 2011 technical report (Muller, et al., 2011). Tops cuts ranging from 4g/t Au to 40g/t Au were used in the model depending on the mineralized lodes. The model has been mined from surface as the deposit was mined by GBS Gold between 2007 and 2008. Therefore mining depletion has been applied to this model. The Fountain Head was divided into four mineralizaed zones, which have been reviewed by the Author and deemed to be appropriate. The geological understanding of the deposit is deemed to be high.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology. A constant minimum of four and maximum of 25 composites have been set for all domains was used in the first pass. Two interpolation passes were conducted for all lodes, with an initial search pass of 40m x 20m x 8m, and a second search of either 60m x 30m x 12m or 80m x 40m x 16m. In block discretization of 5 in x, 2 in Y and 2 in Z have been used throughout. The block size used was 5.0m x 5.0m x 2.5m in Northing, Easting and RL respectively.

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14.6.4.7 Tally Ho Deposit

The Tally Ho Mineral Resource Model was generated by Geostat Services in 2008 and was originally reported and approved by the Author in the December 31, 2011 technical report (Muller, et al., 2011). Tops cuts ranging from 10g/t Au to 30g/t Au were used in the model depending on the mineralized lodes. The model has been mined from surface as the deposit was mined by GBS Gold between 2007 and 2008. Therefore mining depletion has been applied to this model. The Tally Ho deposit was divided into six mineralizaed zones, which have been reviewed by the Author and deemed to be appropriate. The geological understanding of the deposit is deemed to be high.

The modelling technique used was a standard three-dimensional two pass Ordinary Kriging methodology. A constant minimum of four and maximum of 25 composites have been set for all domains was used in the first pass. Three interpolation passes were conducted for all lodes with an initial search ellipse of 30m x 15m x 10m used. A second pass with search dimensions increased to 45m x 23m x 12.5m and a third pass with search dimensions increased to 60m x 30m x 15m were conducted. In block discretization of 5 in x, 5 in Y and 5 in Z have been used throughout. The block size used was 5.0m x 10.0m x 5.0m in Northing, Easting and RL respectively.

15 MINERAL RESERVES

A summary of all Mineral Reserves for the NT Operations can be seen in Table 15-1. Descriptions on how the Mineral Reserves were calculated can be seen in Table 15-2 to Table 15-6.

TABLE 15-1 NT OPERATIONS MINERAL RESERVE SUMMARY – EFFECTIVE DECEMBER 31, 2016

Mineral Reserves as of Dec 31, 2016
Deposit	Category	Tonnes	Grade (Au g/t)	oz Gold
Cosmo UG	Proven	98,000	2.95	9,300
	Probable	541,000	3.08	53,500
	Sub-Total	639,000	3.06	62,800
Union Reefs OP (Esmeralda)	Probable	244,000	1.61	12,700
Union Reefs UG (Prospect)	Probable	276,000	4.42	39,200
Pine Creek OP	Probable	1,245,000	1.55	62,100
Sub-Total Proven		98,000	2.95	9,300
Sub-Total Probable		2,306,000	2.26	167,500
Total Reserves		2,404,000	2.29	176,800

Notes to accompany Table 15-1

1.	The Mineral Reserve is stated as of December 31, 2016.
2.	All Mineral Reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.
3.	Mineral Reserves were estimated using a gold price of US$1,200/oz ($A1,500/oz).
4.	Reserve tonnes are rounded to the closest 1,000t and ounces to the closest 100oz.
5.	The mining method, associated dilution and recovery factors, cut-off grade and costs for each mining operation are listed below their individual reserves tables following.
6.	Mineral Reserve estimates were prepared by Jason Keily, FAusIMM (CP)

15.1	COSMO MINE

Table 15-2 shows the Mineral Reserve classification figures which are inclusive of the modifying factors for mining recovery and dilution.

TABLE 15-2 MINERAL RESERVE CLASSIFICATION FOR COSMO MINE AS OF DECEMBER 31, 2016

Classification	Lode	Tonnes	Gold ( g/t)	Gold (oz)
Proven	Crown Pillar	4,000	2.33	300
	Cosmo East	41,000	3.34	4,400
	Sliver	46,000	2.70	4,000
	Stockpiles	8,000	2.02	500
Proven Subtotal		98,000	2.95	9,300
Probable	Crown Pillar	316,000	3.41	34,600
	Cosmo East	99,000	2.80	8,900

Classification	Lode	Tonnes	Gold ( g/t)	Gold (oz)
	Keelback	5,000	1.87	300
	Sliver	72,000	2.42	5,600
	Redbelly	32,000	2.43	2,500
	Taipan	17,000	2.93	1,600
Probable Subtotal		541,000	3.08	53,500
Total Mineral Reserve		639,000	3.06	62,800

TABLE 15-3 COSMO MINE STOPE DILUTION AND RECOVERY PARAMETERS BY LODE

LODE	Dilution		Recovery
	%	g/t (Au)%
Crown Pillar		0.50	50
Cosmo East	14	0.50	90
Keelback	8	0.50	90
Sliver	8	0.50	90
Redbelly	8	0.50	90
Taipan	8	0.50	90

Notes to accompany Table 15-2:

1.	The Mineral Reserve is stated as of December 31, 2016.
2.	All Mineral Reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.
3.	Mineral Reserves were estimated using the following mining and economic factors:
	(a)	Dilution is added to all stopes and varies according to ore lode as outlined in Table 15-3, based on reconciled 2016 production.
	(b)	Minimum stope width of 3.0m.
	(c)	15% dilution at the mineral resource grade is added to all development.
	(d)	Mineralization development recovery of 100% is assumed.
	(e)	A gold price of US$1,200/oz ($A1,500/oz).
	(f)	An overall processing recovery of 92.0% at a cost of $28.90/t.
	(g)	Total mining cost used of $68.72/t.
	(h)	Tonnes are rounded to the closest 1,000t and ounces to the closest 100oz.
4.	The cut-off grade for Mineral Reserves has been estimated at 2.3 g/t Au.
5.	Mineral Reserve estimates were prepared by Jason Keily, FAusIMM (CP).

15.2	UNION REEFS UNDERGROUND – PROSPECT DEPOSIT

Table 15-4 shows the Mineral Reserve classification figures, which are inclusive of the modifying factors for mining recovery and dilution.

TABLE 15-4 MINERAL RESERVE CLASSIFICATION PROSPECT DEPOSIT UNDERGROUND AS AT DECEMBER 31, 2016

Classification	Tonnes	Grade Au g/t	Gold ozs
Proven
Probable	276,000	4.42	39,200
Total Mineral Reserve	276,000	4.42	39,200

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December 2016	Northern Territory Operations

Notes for Table 15-4:

1.	The Mineral Reserve is stated as of December 31, 2016.
2.	All Mineral Reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the NI 43-101.
3.	Mineral Reserves were estimated using the following mining and economic factors:
	(i)	A 0.2m hangingwall and footwall skin has been added to the economic stope shape to allow for dilution.
	(a)	Minimum stope width is 2m.
	(b)	Stope recovery is 95%.
	(c)	15% dilution at the Mineral Resource grade is added to all development.
	(d)	Mineralization development recovery of 100% is assumed.
	(e)	A gold price of US$1,200/oz ($A1,500/oz).
	(f)	An overall processing recovery of 93% at a cost of $28.90/t.
	(g)	Total mining cost of $87.10/t.
	(h)	Tonnes are rounded to the closest 1,000t and ounces to the closest 100oz.
4.	The cut-off grade for Mineral Reserves has been estimated at 2.7g/t Au.
5.	Mineral Reserve estimates were prepared by Jason Keily, FAusIMM (CP).

The mining sequence includes permanent rib pillars that separate individual stopes. If a consolidated fill was introduced into the mining sequence a high proportion of these pillars could be extracted thereby potentially increasing the mineral reserve.

Sensitivity analysis conducted as part of the economic assessment shows that a 10% decrease in grade, recovery or gold price will still result in a positive NPV being maintained by the project.

A 5% decrease in metallurgical recovery or a 10% increase in costs would increase the cut-off grade from 2.7 g/t to approximately 2.9 g/t Au. As the Mineral Reserve relies on a high-grade core, an increase in cutoff grade of this range will have very little effect on the reserve.

15.3	UNION REEFS OPEN PIT – ESMERALDA DEPOSIT

Table 15-5 shows the Mineral Reserve classification figures, which are inclusive of the modifying factors for mining recovery and dilution.

TABLE 15-5 MINERAL RESERVE CLASSIFICATION ESMERALDA OPEN PIT, AS AT DECEMBER 31, 2016

Classification	Tonnes	Grade Au g/t	Gold ozs
Proven
Probable	244,000	1.61	12,700
Total Mineral Reserve	244,000	1.61	12,700

Notes for Table 15-5:

1.	The Mineral Reserve is stated as of December 31, 2016.
2.	All Mineral Reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.
3.	Mineral Reserves were estimated using the following mining and economic factors:
	(a)	Dilution of 10% and mineralization loss of 5%.
	(b)	Mining costs of $4.50/t and processing costs of $26.00/t.
	(c)	A gold price of US$1,200/oz ($A1,500/oz).
	(d)	An overall processing recovery of 90%.

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December 2016	Northern Territory Operations

(e)	Tonnes are rounded to the closest 1,000t and ounces to the closest 100oz.
4.	The cut-off grade for Mineral Reserves has been estimated at 0.7g/t Au.
5.	Mineral Reserve estimates were prepared by Jason Keily, FAusIMM (CP).

15.4	PINE CREEK OPEN PITS

Table 15-6 shows the Mineral Reserve classification figures which are inclusive of the modifying factors for mining recovery and dilution.

TABLE 15-6 MINERAL RESERVE CLASSIFICATION FOR PINE CREEK AS OF DECEMBER 31, 2016

Deposit	Classification	Tonnes	Grade Au g/t	Gold ozs
Cox	Proven
	Probable	133,000	1.61	6,900
International	Proven
	Probable	860,000	1.30	35,900
Kohinoor	Proven
	Probable	129,000	2.39	9,900
South Enterprise	Proven
	Probable	123,000	2.37	9,400
Total Mineral Reserve		1,245,000	1.55	62,100

Notes for Table 15-6:

1.

The Mineral Reserve is stated as of December 31, 2016. All Mineral Reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the NI 43-101.

2.	Mineral Reserves were estimated using the following mining and economic factors:
	(a)	Dilution of 15% and mineralization loss of 5% for all pits excluding InternationalDeposit, which used a mining dilution of 10%.
	(b)	Mining costs of $4.80/t and processing costs of $33.24/t.
	(c)	A gold price of US$1,200/oz ($A1,500/oz).
	(d)	An overall processing recovery of 90% for all pits excluding International Deposit, which used a recovery of 85%.
	(e)	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100oz.
3.	The cut-off grade for Mineral Reserves has been estimated at 0.9 g/t Au.
4.	Mineral Reserve estimates were prepared by Jason Keily, FAusIMM (CP).

15.5	CONCLUSION ON MINERAL RESERVES

There are no known situations where the Mineral Reserves outlined above could be materially affected by environmental, permitting, legal, title, treatment, socio-economic or political issues. There is, however, some risk with any gold Mineral Reserve where the gold price realized may affect the overall economic viability of a mining operation.

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December 2016	Northern Territory Operations

16 MINING METHODS

While each area outlined below has a separate mining method described, all sites still utilize the Union Reefs processing facility as a single infrastructure requirement. Therefore this is described as a single project for reporting.

16.1	COSMO MINE

16.1.1	INTRODUCTION

The Company is currently mining the Cosmo Deposit as an underground mine at a current depth of 600mRL (presented in Figure 16-4). The Cosmo workings are accessed via a decline commencing from the southern wall of the Cosmo open pit. The mining activity at Cosmo has progressed from the Eastern Lodes utilizing Avoca-style cut and fill stoping to the Hinge Zone and Western Lodes where uphole open stoping is employed.

16.1.2	GEOTECHNICAL

16.1.2.1 Geotechnical Zones

Mineralization at Cosmo Mine generally occurs within a package of metamorphosed sediments between the Zamu Dolerite Sill and an outer thick carbonaceous mudstone unit (Pmc). The main mineralization zone on the Eastern Limb has been divided into four lodes (100, 200, 300 & 400) with three waste zones (not shown) separating the mineralization. While the majority of the mineralization has come from the 100 Lode, stoping has occurred on all four lodes throughout the mine.

Figure 16-1 outlines the mineralization lodes on the Eastern Limb beneath the open pit sectioned on Northing 1520mN.

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December 2016	Northern Territory Operations

16.1.2.2 Stope Design Criteria

Stope spans are designed using Mathew’s Stope Stability Method (Mathews, et al., 1980), with a stope stability chart, which has been calibrated from site experience (Figure 16-2).

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Input data for the stability number for individual stopes is based on drillhole information situated in the hangingwall of the stope. Stope spans are typically in the range of 12–25m in length. The main impact on stope stability is the location of the F10 Fault, which sits in the hangingwall of the 100 Lode. Dependent on the distance of the F10 Fault from the hangingwall the stope will be designed to either include the F10 Fault inside the stope design or leave a skin of mineralization to hold the hangingwall in place. Cable bolts of 6–9m in length are also installed into the hangingwall from the level accesses to minimize over-break and damage to the mineralization drives.

Stopes are backfilled with run of mine waste when a 10m length of hangingwall is exposed before the next stoping panel is opened up.

16.1.2.3 Ground Support Requirements for Decline and Level Development

In 2014 a review of the ground support requirements for Cosmo Mine was conducted leading to using mesh instead of fibrecrete as the main form of surface support. The summary of rock mass properties is presented in Table 16-1. Recommended ground support patterns are presented in Table 16-2, which are based on Barton’s Q rock mass classification system (Figure 16-3). The standard ground support pattern in use at the mine is 5.6mm diameter, 100 x 100mm aperture weld mesh brought down to 3.5m from the floor with a pattern of grouted split sets on a 1.4 x 1.5m spacing. All intersections are also pattern cable bolted with 6m long twin-strand cable bolts.

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TABLE 16-1 SUMMARY OF ROCK MASS QUANTITIES OF COSMO GEOTECHNICAL DOMAINS (A.M.C, 2014)

Lithology		Q minimum	Q maximum	Qualitative Description
Code	Name
Pgt	Greywacke	0.7	4.5	Very Poor to Fair
Psl	Siltstone	0.7	6.3	Very Poor to Fair
Pdz	Dolerite	0.8	3.2	Very Poor to Poor
Pmc	Carbonaceous mudstone	0.3	1.0	Very Poor
Pca	Carbonate	9.0	38.0	Good
Pca/Psl	Carbonate/Siltstone contact	0.03	0.13	Extremely Poor
Pdz/Pgt	Dolerite/Greywacke contact	0.1	0.3	Very Poor
F10	Fault	0.05	0.2	Very Poor to Very Poor

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TABLE 16-2 RECOMMENDED PRIMARY GROUND SUPPORT SYSTEM AT COSMO MINE (A.M.C, 2014)

Lithology	Alternative Systems	Rock Bolts	Surface Support
Pgt, Psl, Pdz	Alternative 1	2.4m galvanized split sets installed on 2.3m spacing	FRS 75 mm nominal thickness
	Alternative 2	2.4m galvanized split sets installed on 1.4m spacing	Weld mesh 5.6mm wire, 100mm aperture, galvanized, 3.5m from floor
Pmc	Alternative 1	2.4m galvanized split sets installed on 1.8m spacing	FRS 100mm nominal thickness
	Alternative 2	2.4m galvanized split sets installed on 1.0m spacing	Weld mesh 5.6mm wire, 100mm aperture, galvanized, 1.5m from floor
Pca/Psl contact Pdz/Pgt contact F10 Fault		2.4m galvanized split sets installed on 1.4m spacing	FRS 120mm nominal thickness
Pca		2.4m galvanized split sets installed on 2.3m spacing	Weld mesh 5.6mm wire, 100mm aperture, galvanized, 3.5m from floor

16.1.2.4 Decline Location

The decline is located in the hangingwall of the Eastern Lodes (Figure 16-4). This allows the majority of the decline to be hosted in the more competent Zamu Dolerite and also provides the best access to exploit both limbs of the Cosmo fold structure, being located centrally between the east and west limbs of the Cosmo Anticline.

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16.1.3	MINE DESIGN

16.1.3.1 Mining Method Description

Ore was previously mined by a combination of Modified Avoca and Long-hole Open Stoping when isolated stopes were extracted. Mining is now focused on the Hinge Zone and Western Lodes where the uphole open stoping will speed up access to stope ore as upper stopes will be mined without the requirement to backfill. Figure 16-5 shows existing development and stopes mined, plus those included in the mineral reserves for future extraction.

16.1.3.2 Modified Avoca

Avoca mining is sequenced from the bottom up. Sill pillars are designed at intervals within the mining sequence to allow production from each mining block. The pillars remain for the life of the mine for hangingwall stability. Figure 16-6 outlines the development, stoping and fill sequence for the remaining Eastern Lodes.

The production cycle for Modified Avoca stoping includes the following activities:

  Develop the sill drives within the mineralization;
  Mine slot rises at the starting point for each stoping panel;
  Drill long holes between the levels;
  Blasts the production rings and extract the mineralization; and
  Fill the empty section of stope with waste and continue the drill, blast and bog cycle.

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16.1.3.3 Uphole Open Stoping

Uphole Open Stoping is sequenced from the top down. As soon as the drill drive is completed, Stope development can begin. Rib pillars are left at intervals along the length of each panel to support the hangingwall without the requirement of back filling. Sill pillars are not required to regulate stope development. Figure 16-6 outlines the development, drilling and stoping sequence for the Western Lodes.

The production cycle for Uphole Open Stoping includes the following activities:

  Develop the upper sill drive within the mineralization;
  Drill blind upholes between the drill drive and the limit of mineralization;
  Mine blind slot rises at the starting point for each stoping level;
  Blasts the production rings and extract the mineralization;
  Develop further slot rises on each level to leave rib pillars for support;
  Drill long holes between the lower levels and the open stopes above; and
  Repeat the extraction process to the lower extent of mineralization.

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16.1.3.4 Cut-off Grade

Table 16-3 shows the cut-off grade assessment that has been undertaken for the Cosmo Mine. The inputs are based on the 2017 budget mining costs at the Cosmo Mine and milling costs at the Union Reefs processing plant. This cut-off grade is applied to all stopes and covers all operating costs. Each stope or group of stopes on each mining level is tested to ensure that the level generates a positive cash flow after accounting for all operating and capital development required to access and recover these stopes.

Any marginal development mineralization, which is mined in the process of accessing these economic stopes is also included in the Mineral Reserves. This is only applied if the development material had to be trucked to surface anyway and does not displace higher-grade mineralization from the mill.

TABLE 16-3 COSMO MINE CUT-OFF GRADE CALCULATIONS

Cut-off Grade Calculation		Units	$/t (mineralization)
Metal Price ($/oz)		A$	1,500
Mining Dilution	Crown Pillar	%	14%
	Eastern Lodes	%	14%
	Western Lodes	%	8%
Mining Recovery	Crown Pillar	%	50%
	Eastern Lodes	%	90%
	Western Lodes	%	90%
Processing Recovery		%	92%
A$/g Recovered		A$/g	$49.84
Total Mining Costs		A$	$74.44
Total Processing Costs		A$	$34.34
Total Costs		A$	$108.78
Cut-off grade g/t Au		g/t	2.30

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December 2016	Northern Territory Operations

16.1.3.5 Material Handling

All underground production mineralization is trucked via the decline to the surface ROM stockpile adjacent to the Cosmo open pit. Mineralization is then loaded into on-highway haul trucks to be transported 67km to the Union Reefs processing plant.

Development waste is used for stope backfill as dictated by the production schedule. Waste not immediately required for backfill is typically stockpiled underground close to stope backfill locations. Occasionally when there is insufficient capacity to stockpile waste underground it is brought to surface and stockpiled in the Cosmo pit for future use as stope backfill.

16.1.4	MINE DESIGN GUIDELINES

16.1.4.1 Design Parameters

The mine design parameters used in the design of the Cosmo Mine are summarized in Table 16-4.

TABLE 16-4 DESIGN PARAMETERS

Item	Size	Gradient
Decline	5.5m H x 5.5m W	1:7 down
Decline stockpile	5.5m H x 5.5m W	1:50 up
Level Access	5.5m H x 5.5m W	1:50 up
Level Stockpile	7.5m H x 5.5m W	1:50 up
Vent Access, Escapeway access	5.0m H x 5.0m W	1:50 up
Ore Drives	5.0m H x 5.0m W	1:50 up
Sumps	5.0m H x 5.0m W	1:7 down
Ventilation Rises (Long hole)	5.0m H x 5.0m W	vertical
Ventilation Rises (Raise bore)	4.5m diameter	vertical
Escapeway Rise (Raise bore)	4m diameter	60 < Ø < 75 degrees
Escapeway Rise (Airleg rise)	0.7m x 0.7m	60 < Ø < 75 degrees

16.1.4.2 Mining Sequence

The mining sequence is bottom up in panels of three or four levels in the Eastern Lodes, as described in 16.1.3.2.  The sequence for each mining block commences once the decline has reached the level of the lower access. The lower levels have priority as stoping of the top level can only commence upon completion of the lower two levels. Stoping on each level retreats from the northern and southern extents back to a central access. Stopes on the upper levels of a panel with no stopes beneath can commence prior to the lower levels.

The mining sequence in the Western Lodes is from top, as described in 16.1.3.3. The sequence for each mining block commences once the decline has reached the upper ore drive access. Stoping on each level retreats from the extents of the drill drive back to the access drive. Stopes on the lower levels of each panel can commence when bogging is complete in the upper levels.

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16.1.4.3 Decline Development

Access to the mineral resource would be via a continuation of the current decline commencing from the 600mRL down. Decline standoff is kept at a minimum of 30m from planned stope voids.

16.1.4.4 Level Development

Truck-loading stock-piles (20m in length) are mined mid-way along these accesses, necessitating decline dimensions to be maintained for the first 25m to 30m of level access development. Beyond this point level access dimensions are reduced to mineralization drive dimensions. A sump is mined prior to the access intersecting the mineralization. The Level access development gradient of 1:50 allows mine production water to report to sumps on the level access. Life of Mine lateral development is shown in Table 16-5.

TABLE 16-5 COSMO MINE LOM LATERAL DEVELOPMENT

Cosmo Mine Development (m)
Decline	758
Access	991
Drill Drive	662
Stockpile	246
Ore drive	2942
FAR Access	89
Sump	40
Total	5,728

16.1.4.5 Crown Pillar

The crown pillar includes all Mineral Reserves that currently sit above the 955mRL and below the base of the Cosmo pit at the 1000mRL. Development of an intermediate level at the 975mRL will be required prior to stoping of the crown pillar. Stopes above the 975 drive cannot be mined until the tailings (2.25Mm 3) are removed from the Cosmo open pit. The associated capital cost for the tails removal has been considered and is included in the summary of capital costs in Section 21. A conservative recovery factor of 50% has been applied to the crown pillar stopes above 975mRL.

16.1.5	VENTILATION

16.1.5.1 Ventilation Circuit

The mine is ventilated by drawing fresh air down the decline and also down a main intake rise in the Cosmo pit (Figure 16-8). A 250kW fan located on an exhaust rise in the Cosmo pit and twin-500kW exhaust fans located at the north end of the mine draw the air into the mine. The main air intake in the pit is also equipped with 3 x 500kW chiller plants, which are used in the wet season months (October to April) in order to reduce wet bulb air temperatures in the mine. The return air rise in the center of the

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mine returns air from the 855mRL to surface. The northern exhaust system returns air from the lowest active part of the mine (605mRL) to surface.

16.1.5.2 Airflow Requirements

Airflow requirements for the mine are based on the Western Australian Mine Regulations allowance of 0.05m 3/s per kW of diesel-powered equipment. Currently, 460m3/s of air is exhausted through the twin 500kW exhausting system at the northern end of the mine and one 250kW fan in the center of the mine. Total mine requirements based on dilution of diesel exhaust was 263m3/s in January 2017 (Table 16-6). Extra airflow is required due to the excessive heat in the region and the complexity of the ventilation circuit. The 250kW only draws from the upper levels of the mine and is planned to be decommissioned during the dry season.

TABLE 16-6 COSMO MINE EQUIPMENT AND AIRFLOW REQUIREMENTS

Equipment	Maximum Number	kW Rating	Airflow Required (m3/s) per Unit	Total Airflow Required (m3/s)
Twin Boom Development Jumbo- Sandvik DD421C	2	110	5.5	11.0
Production Long Hole Drill Rig- Sandvik DL431C	1	110	5.5	5.5
Cable bolting Drill Rig- Sandvik DL421C	1	110	5.5	5.5
Loader- Sandvik LH621	2	352	17.6	35.2

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Equipment	Maximum Number	kW Rating	Airflow Required (m3/s) per Unit	Total Airflow Required (m3/s)
Loader- Sandvik LH517	1	285	14.3	14.3
Underground Dump Truck- Sandvik TH663	3	567	28.3	85.1
Charge Up unit- Normet Charmec	1	110	5.5	5.5
Integrated Tool Carrier- Volvo L120	2	180	9	9
Integrated Tool Carrier- Volvo CAT IT28G	1	107	5.4	5.4
Grader - Caterpillar 12M	1	180	9	9
Spraymec 6050W	1	75	3.3	3.3
Concrete Truck	1	110	5.5	5.5
Diamond Drill LM90	1	90	4.5	4.5
Diamond Drill LM75	1	75	3.8	3.8
LVs - V8	6	151	7.6	45.3
LVs -6cyl	4	75	3.8	15
Total Required				263.2

16.1.5.3 Raise Sizes

The velocity of air in a return air rise is recommended not to exceed 20m/s. Shorter raises are excavated by longhole blasting and longer raises using a raisebore. The minimum size of any raise is 4mx4m square or 4m in diameter. The ventilation system is capable of servicing the current ventilation requirements and currently anticipated future requirements.

16.1.5.4 Backfill

Stopes are backfilled with rock generated from waste development in the decline, stockpiles and access drives. Stopes requiring CRF backfill have cement slurry delivered to a waste rock stockpile for mixing prior to placement in stope voids. Any waste rock deficit is supplemented with surplus waste rock material from surface.

16.1.5.5 Mine Services & Infrastructure

The current mine services and infrastructure at Cosmo Mine are adequate for the continuation of operations with future extensions to the compressed air, electrical and ventilation circuits being completed as required. Office buildings, a workshop, hydrocarbon storage and fuel farm, change rooms and crib room facilities will not require upgrading.

16.1.5.6 Dewatering

The current pumping system will be maintained and extended as development progresses to access future resource additions.

16.1.6	MINING SCHEDULE

16.1.6.1 Scheduling Strategy

The scheduling strategy for the mine is:

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  Bottom up mining method within the footwall of 100 Lode due to identified geotechnical domains and constraints. Where conditions allow in the hinge of the Cosmo Anticline top down open stoping is the preferred method to eliminate sill pillars and reduce costs associated with filling.
  Utilize known productivity performance of current contractor for scheduling of activities.
  Marginal stopes are reviewed individually to determine economic viability and are included if they meet an applicable lower cut-off grade. This situation may arise if a level access has already been completed and the primary vent circuit is in place, so the costs associated with these activities may not need to be borne by a marginal stope.
  Extend Fresh Air Rises and Return Air Rises to the lowest levels to maintain satisfactory wet and dry bulb temperatures in work areas.
  Sequence level by level allowing enough operational delay for the mining cycle of drilling, stoping and backfill.
  Extend escapeway to the bottom of each mining block in Fresh Air Rises prior to stoping.

The mining sequence is generally backfill constrained and requirements for rib and sill pillars are considered based on stope geometry and the specific sequencing of stopes.

16.1.6.2 Development Schedule

The lateral development quantities are presented in Table 16-7.

TABLE 16-7 COSMO MINE DEVELOPMENT SCHEDULE

	Cosmo Mine Development (m)
Description / Year	2017	2018	Total
Access	820	171	991
Stockpile	246	-	246
Mineralized Development Drive	1,873	1,069	2,942
Drill Drive	662	-	662
Total	3,601	1,240	4,841

16.1.6.3 Production Schedule

The production schedule for the Cosmo Mine is summarized in Table 16-8.

TABLE 16-8 COSMO MINE PRODUCTION SCHEDULE 2017-2019

	2017		2018		2019		Total
Mining Method	tonne	Grade Au g/t	tonne	Grade Au g/t	tonne	Grade Au g/t	tonne	Grade Au g/t	Oz
Production	196,525	2.67	321,715	3.33	45,515	3.29	563,754	3.10	56,171
Development	22,327	2.10	45,579	3.14			67,906	2.80	6,106
Total	218,851	2.61	367,294	3.31	45,515	3.29	631,660	3.07	62,277

16.1.6.4 Equipment

Table 16-6 presents the current mining fleet for the Cosmo Mine. No expansion of the fleet will be required beyond these levels to enable extraction of the mineral reserves.

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16.1.6.5 Manpower and Supervision

Cosmo Mine is a continuous mining operation running 24 hours per day 365 days per year. Supervisors, operators and maintenance personnel work a two weeks on, one week off roster with 12 hour shifts alternating between day shift and night shift. Company support staff work either nine days on five days off, or five days on two days off and on either 10 or 12 hours/day.

LABOR COSTS ARE INCORPORATED IN THE UNIT COSTS FOR MINING AND HAVE BEEN INCLUDED IN THE FINANCIAL EVALUATION. THE COMPANY’S COSMO STAFF AND THE UNDERGROUND SHIFT MINING PERSONNEL ARE PRESENTED IN TABLE 16-9 AND Table 16-10 respectively.

TABLE 16-9 COSMO MINE PERSONNEL REQUIREMENTS

Newmarket Gold Staff	Number
Mine Operations Manager	1
Senior Mining Enginer	2
Senior Planning Enginer	1
Drill and Blast Engineer	2
Mining/ Ventilation Engineer	1
Mine Surveyor	1
Senior UG Geologist	2
UG Mine Geologist	3
Graduate Geologist	1
Underground Geology Technician	4
Electrical Superintendent	1
Mine Electrician	2
Electrical Apprentice	1
Maintenance Supervisor	1
Light Vehicle Fitter	1
Dewatering Fitters	2
Health and Safety Manager	1
Medic/Safety Officer	2
Environment and Community Manager	1
Senior Environment Officer	1
Environment Officer	5
Site Administration	1
Total Company Staff	37

TABLE 16-10 CONTRACTOR PERSONNEL REQUIREMENTS – COSMO MINE

Underground Contract Personnel	Contractor	Number
Project Manager	Downer	1
Mine Foreman	Downer	2
UG Supervisors	Downer	3
Safety and Training Manager	Downer	1
Safety and Training Officer	Downer	1
Maintenance Superintendent	Downer	1
Maintenance Planner	Downer	2
Electrical Supervisor	Downer	1
Site Clerk	Downer	2
Store person	Downer	3
Jumbo Operator	Downer	6

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Cable bolt Operator	Downer	2
Loader Operator	Downer	9
Truck Operator	Downer	9
Shotfirer	Downer	4
Production Drillers	Downer	3
Leading Hand Service Crew	Downer	3
Service Crew	Downer	3
Grader Operator	Downer	2
Electrician	Downer	3
Leading Hand Fitter	Downer	3
Shift Fitter	Downer	6
Light Vehicle Fitter	Downer	2
Auto Electrician	Downer	2
Specialist Drill Fitter	Downer	1
Sandvik Product Support Technician	Downer	2
Diamond Drill supervisor	Swick	1
Diamond Drill Field fitter	Swick	1
Diamond Driller	Swick	7
Diamond Drill Assistant	Swick	7
Total Contractor Staff		93

16.2	UNION REEFS UNDERGROUND – PROSPECT DEPOSIT

16.2.1	INTRODUCTION

The exploitation of the Prospect Mineral Resource at Union Reefs is both technically and economically possible through underground mining techniques. The Prospect underground Mineral Reserve provides the potential for a source of high-grade mineralization situated right on the Union Reefs mine leases within a 2.0km haul to the ROM stockpile at the mill. This report has been compiled using the current Prospect Block Model, updates to economic parameters as of December 31, 2016 and information and advice supplied by:

•	Wayne Chapman- 2012 Prospect Underground Mine Prefeasibility Study (Chapman, 2013)
•	Ian McEnhill – Report Geotechnical Consulting Pty Ltd (GCPL)-Prospect-310113 (McEnhill, 2013)
•	Company Management and Geology

The 2013 pre-feasibility study recommends one mining method to be applied to the narrow vein high grade core Lode 40 lens. The mining method applied is bottom up, up hole stope and fill in three panel increments, with uphole retreat stoping of the sill pillars. The mine plan has also included some Inferred Mineral Resource in the lower grade Lode 30 Zone, due to its proximity to the core mining activity. Material is only classified as ore and included within reserves if the Indicated Resource grade alone is sufficient to provide an average grade greater than or equal to the relevant cut-off grade.

Since there are no material changes to the mining parameters and the mine plan, references are made within Section 16.2 of this document to the previous technical report, ‘Report on the Mineral Resources and Mineral Reserves of the Union Reefs Gold Project in the Northern Territory Australia’ with effective date December 31, 2012.

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16.2.2	GEOTECHNICAL

16.2.2.1 Overview

Geotechnical Consulting Pty Ltd (GCPL) carried out a geotechnical review of the Prospect Deposit in November 2012 (McEnhill, 2013). The results of this review including the geotechnical zones, stope design parameters, development ground support requirements and decline location are described within the Prospect technical report with effective date December 31, 2012. These results are summarized below:

•	The Prospect Deposit is hosted in a metasiltstone hangingwall and footwall, comprising greywacke and fissile shale rock units.
•	A zone of weathered siltstone is of variable depth (20 to 50 m), and stoping can commence below approximately 1150mRL.
•	The significant structure sets that have been geotechnically reviewed include the Union Fault 1 and 2 and two easterly dipping faults.
•

The Norwegian Geotechnical Institute’s (NGI) Rock Mass Quality (Q) System was used for assessment of Prospect ground conditions. Based on this, 31% of decline, access and mineralization development will occur in poor ground (Q<4) with the remaining 69% in fair and good ground (Q>4).

•	There are four geotechnical zones;

-	The weathered zone - classed as weak rock.
-	Fresh hangingwall zone – classed as strong to very strong rock
-	Fresh footwall zone - classed as strong to very strong rock
-	Mineralization zone - classed as strong rock.

Gold mineralization is associated with the Pine Creek Shear Zone, a 250m wide NNW trending zone of deformation and shears that is the major conduit for mineralizing fluids in the region. The main mineralization zone of the Mineral Reserve comprises two lodes of which the narrow high grade 40 Lode occurs within the 400 Lode. There are stopes above the cut-off grade on the 30 and 31 Lodes that occur within the 300 Lode. The 200 and 300 Lodes are in the hangingwall of the 400 Lode at the southern end.

Figure 16-9 outlines the Prospect Lodes and the decline position as viewed from the south. The 200 and 300 Lodes are 100m to the south of the level access drives and are accessed from mineralization drives along the 400 Lode. The decline commences from the Lady Alice pit.

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Figure 16-10 outlines the 400 Lode stopes position within the geotechnical domains described above, also viewed from the south.

16.2.2.2 Mine Design Criteria

The stope design criteria are summarized as follows:

  Level interval is 20m;
  Regional sill pillars, 16m in height to be recovered from beneath cement rock fill (CRF) sill pillars;

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  Mining method is bottom up in three lifts, with the lower two panels being rock filled and open stopes mined from the regional sill pillar level as dictated by future geotechnical constraints;
  A crown pillar left on the 1135 level below the Prospect pit floor until the end of mine life;
  Minimum stoping width of 2.0m and a maximum stope strike length of 20m;
  Rib pillars 5m wide along strike in all cases to compartmentalize the loose rock backfill, unless a low-grade zone is encountered;
  Centralized access to lodes where possible, to maximize extraction sequence;
  Arched decline profile;
  Where large wedges are not developed, ground support total capacity of 8 t/m2 comprising F51 weldmesh with 2.4m SS47 bolts on an approximate spacing of 1.1m x 1.2m;
  In areas of very poor ground, surface support with 50 to 150mm thick fibrecrete;
  In intersection spans of 6m or greater, the use of cable bolts is recommended;
  Rock bolt lengths may need to be increased in areas of higher-apex wedge formation; and
  The decline is designed in the hanging wall metasiltstone at a 52m stand off from the 400-Lode hangingwall contact. The 45m standoff distance in the PFS has been retained to allow mining of the hangingwall lodes in the future.
16.2.3	MINE DESIGN

16.2.3.1 Mining Method Description

The selected mining method is a combination of up-hole benching and long hole open stoping, in a three lift bottom-up sequence. The two lower lifts are mined as up-hole bench stopes separated by rib pillars, with unconsolidated waste backfill placed in these stopes. The third lift is mined by longhole open stoping under a previously constructed cement rock fill (CRF) sill pillar in the floor of the overlying mineralization drive. There is a crown section under the previously mined Prospect Open Pit that will be mined from the 1135mRL at the end of mine life. Stopes at the northern and southern extremities of the lodes that are not under the pit will be mined as soon as access is complete along strike.

This method requires the decline to be advanced at least three levels prior to production commencing. Development driving along the mineralization utilizing a second jumbo will access the stopes at the extremities prior to production commencing on the bottom level of the sequence.

The production cycle for Benching and LHOS includes the following:

  Develop access to the mineralization;
  Develop the mineralization drive to the economic extents;
  Floor bench the lower level of the panel to allow CRF sill-pillar placement;
  Establish a slot rise into the floor of the level above;
  Drill long holes up to within 0.5m of the level above;
  Blast rings;
  Bog mineralization using conventional and tele-remote techniques until stope clean;
  Backfill stope from level above with waste rock; and

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  As full vertical rib pillars are required re-slot for next stope, drill long holes and continue retreating to the access.

Cut-off grade calculations (Table 16-11) shows the stoping cut-off grade assessment that has been undertaken for the Prospect underground mineralization. The cut-off grades have been calculated using current and estimated operating costs provided by the Company. Processing costs are based on current costs for Cosmo Mine mineralization (which is considered similar to Prospect mineralisation in terms of comminution and metallurgical response). Mining costs assume similar cost savings that have been experienced at the Cosmo operation between 2013 and 2015.

TABLE 16-11 PROSPECT STOPING CUT-OFF GRADE CALCULATION

Reserve Cut-off grade
Gold price	A$ 1,500/oz
	Reserve Cut-off grade
Mill Recovery	93%
Operating Costs
Mining	$ 9,363,844	$ 93/t
Processing	$ 6,796,906	$ 23/t
Total Cost	$ 47,189,086	$ 116/t
Cut-off grade (Stoping)	g/t Au	2.7

A development-only cut-off grade has been calculated based on the assumption that all fixed site costs are covered by stoping.

TABLE 16-12 PROSPECT DEVELOPMENT CUT-OFF GRADE CALCULATION

Cut-off Grade Calculation	Units	Reserve Cut-off (Development)
Metal Price ($/oz)	A$	1450
Mining Dilution	%	0%
Mining Recovery	%	95%
Processing Recovery	%	93%
AUD $/g Recovered	A$/g	43.36
Power and Fuel	A$/t	7.6
Ore Haulage	A$/t	6.3
Processing	A$/t	28.9
Prospect Maintenance	A$/t	1.6
Total Operating Costs	A$/t	44.4
Cut-off grade (Development)	g/t Au	1.0

16.2.3.2 Material Handling

As the Union Reefs mill facility is only 2km from the Prospect Deposit, all underground production mineralization will be trucked via the decline and a surface haul road directly to a ROM stockpile adjacent to the mill.

Initially waste will be hauled up the decline to the portal and tipped into the open pit to extend the area outside the portal. Prior to the commencement of production stoping requiring back fill waste is to be placed in the southern end of the Prospect pit. Waste rock from the lower areas of the mine will be used as backfill as the schedule requires. Backfill short falls will be trucked back underground from surface stockpiles.

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16.2.4	MINE DESIGN GUIDELINES

16.2.4.1 Development and Stope Design

Figure 16-12 displays development commencing from the current Lady Alice open pit that indicates the proposed mining layout for the Prospect Mine viewed, from the footwall looking east.

Ore drives will be developed at 3.4m W x 4.0m H to allow for the use of production drills with full electronic boom movement, 3.0m 3 loaders, installation of ground support coverage with a single boom jumbo and the use of 1,067mm diameter ventilation ducting.

Table 16-13 summarizes the mineralization development Mineral Reserve. Mineralization development that fell below the development cut-off grade has been excluded from the Mineral Reserve. The proposed lateral and vertical development are shown in Figure 16-12, and waste development quantities are summarized in Table 16-15.

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TABLE 16-13 PROSPECT DEPOSIT DEVELOPMENT MINERALIZATION INVENTORY

Level	Meters	In situ Tonnes (t)	In situ Grade (g/t Au)	Recovered and Diluted Tonnes (t)	Recovered and Diluted Grade (g/t Au)	Recovered and Diluted Metal (Oz Au)
1135	502	18,624	3.38	20,487	3.07	2,021
1115	312	11,596	3.60	12,756	3.27	1,342
1095	398	14,797	3.44	16,277	3.12	1,634
1075	373	13,898	4.42	15,288	4.02	1,977
1055	368	13,706	3.76	15,077	3.28	1,592
1035	242	9,006	4.35	9,907	3.91	1,244
1015	228	8,468	2.83	9,315	2.57	770
995	217	8,075	2.48	8,883	2.25	643
Ore Development	2,639	98,171	3.58	107,988	3.23	11,223

TABLE 16-14 PROSPECT DEPOSIT WASTE DEVELOPMENT QUANTITIES

Prospect Development	Meters (m)	Waste Tonnes (t)
Decline	1,219	90,815
stockpiles	318	23,788
Level Access & Lode Cross-Cuts	632	44,437
Return airway (RAW)	116	8,643
Sumps	57	3,805
Total Lateral	2,266	166,215
RAR	170	7,082
Escape way	219	1,139
Total Vertical	389	8,221

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December 2016	Northern Territory Operations

A ventilation airway circuit will be established from the surface. The upper 90m of the return air rise (RAR) will be a 3.5m diameter raisebore with a shaft pre-sink through the surface weathered zone to allow pilot hole boring to commence prior to the 1109mRL access being completed. Subsequent legs of the RAR between each level will be developed as long-hole drill and blast raises.

An escape way system will be established to surface, utilizing each redundant decline stockpile. The first stockpile is 200m from the portal. An 84m long shaft, 1.5m in diameter will be raisebored from the surface with a shaft pre-sink through the weathered zone. This raise will initially be used for exhaust ventilation to provide primary ventilation to the two upper levels until the first RAR section is complete. The fan will then be removed and a ladder way installed to form the escape way. The escape way system will remain a down cast fresh air source for the remainder of the mine life.

Table 16-15 summarizes the underground Mineral Reserve for the Prospect Deposit with respect to the layout shown in Figure 16-11. The stopes are not designed to a cut-off grade but are designed around the narrow high-grade zones associated with the 30, 40 and 41 Lodes. The stopes are designed to a minimum stope width of 2.0m with a 0.2m over-break on both hangingwall and footwall to allow for unplanned dilution. Stopes that fell below the stoping cut-off grade are excluded from the mineral reserve.

TABLE 16-15 PROSPECT DEPOSIT STOPE INVENTORY

Elevation.	In situ Tonnes	In situ Grade (g/t Au)	Recovered and Diluted Tonnes	Recovered and Diluted Grade (g/t Au)	Recovered and Diluted Metal (Oz Au)
1135	26,188	5.09	24,879	5.09	4,073
1115	18,944	5.92	17,997	5.91	3,418
1095	26,053	4.73	24,751	4.73	3,764
1075	33,583	4.75	31,904	4.75	4,871
1055	31,343	5.75	29,775	5.67	5,423
1035	17,044	5.39	16,192	5.19	2,702
1015	14,694	5.58	13,959	5.57	2,500
995	9,100	4.52	8,645	4.52	1,257
Mineralization Development	176,949	5.22	168,101	5.18	28,009

16.2.5	MINE SERVICES

Ventilation, backfill, mine services, dewatering and other infrastructure requirements and methodology are the same as described in the Prospect technical report with effective date December 31, 2012. These results are summarized below.

Ventilation:

  Ventilation will be via a conventional return air rise (RAR) supplemented by auxiliary ventilation into dead end headings.
  Fresh air will enter the mine via the portal and contaminated air will be drawn up the RAR system by a fan with a capacity of 150m3/s.

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  A return air way (RAW) will be developed below each level access commencing below the 1115 level with an auxiliary fan positioned in the decline before each level access to supply air into the working areas on the level.
  Required ventilation airflow (based on 0.05m3/s/kW) is 132m3/s.

Backfill:

  Backfill material will be sourced from capital waste development of the decline and lower levels, with some backfill needing to be trammed back underground once the final levels have been developed due to completion of capital development.
  CRF sill pillar to be established in the floor of the bottom level of each three panel sequence to enable complete extraction of the sill pillar from beneath.

Dewatering:

  Both the Lady Alice and Prospect pits need to be de-watered prior to the commencement of mining. Lady Alice should be the first pit to be dewatered at an estimated volume of 307,000kL. Prospect Pit has an estimated volume of around 85,000kL. The dewatering of the Prospect pit could be deferred until development approaches the mineralization.
  Both pits must remain dewatered for the duration of Prospect mining activities.
  During wet season inflows, dewatering is to be conducted from the pit directly into Dam C.

Underground Electrical Reticulation:

  1000 Volt power is to be reticulated through the mine via the main decline.
  The electrical load for the extent of the current mine design can be handled from a single 2.0MW substation installed on the surface.

Extension of the underground low voltage circuit is assumed to have been built into the development rates used.

16.2.6	MINING SCHEDULE

The Prospect scheduling strategy remains the same as described in the Prospect technical report with effective date December 31, 2012. Small changes to scheduled quantities only have resulted from the updates to the mineral reserve estimate detailed in Section 15.2.

The lateral and vertical development quantities are presented in Table 16-16. There is 340m of decline and level development before mineralization driving commences. After a further 160m the mineralization driving on the second level commences.

TABLE 16-16 PROSPECT DEPOSIT DEVELOPMENT SCHEDULE

Prospect Development	Meters
	Year 3	Year 4	TOTAL
Decline	909	310	1,219
Stockpiles	213	105	318

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Prospect Development	Meters
	Year 3	Year 4	TOTAL
Level Access & Lode Cross-Cuts Return airway (RAW) Sumps Mineralisation Drive	477 94 36 1,988	155 22 21 869	632 116 57 2,856
Total Lateral	3,716	1,481	5,197
RAR & Escapeways	273	116	389
Total Vertical	273	116	389

The production schedule for the Prospect Mine is presented in Table 16-17.

TABLE 16-17 PROSPECT MINE MINERALIZATION PRODUCTION SCHEDULE

Mining Method	Year 1		Year 2		TOTAL
	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Au Oz
Production Development	18,741 73,292	4.16 3.37	149,360 34,696	5.31 2.94	168,101 107,988	5.18 3.23	28,009 11,223
Total	92,033	3.53	184,056	4.86	276,089	4.42	39,232

Equipment and manpower requirements are the same as described in the Prospect technical report with effective date December 31, 2012 (Bremner, et al., 2012).

16.3	UNION REEFS OPEN PIT – ESMERALDA DEPOSIT

16.3.1	INTRODUCTION

The Esmeralda Deposit is located seven kilometers to the south of the Union Reefs processing facility. It has had a significant amount of drilling completed over the years, which was updated with a drilling campaign in October-November 2015. This new drilling has been used to develop an updated Mineral Resource estimate (see Section 14), which has been used to generate this Mineral Reserve.

The Esmeralda Deposit is located in undulating topography with a significant oxidized zone, which makes the deposit a highly ranked mining area to complement material from the sulphide ore sources, such as the Cosmo Mine.

The deposit is partially overlain by the Australian Pipeline Association (APA) owned Amadeus Gas pipeline and an associated 50m wide protection corridor that runs north-south through the mining lease. This gas pipeline limits the potential size of any economic open pit to extract mineralization from the deposit. Under the Energy Pipelines Act (NT) 2015 there are specific restrictions to mining in proximity to any gas pipelines, related to blast vibration and depth of any excavations adjacent to the pipeline. These restrictions have been strictly followed in the development of the Mineral Reserve pit designs. Discussions have commenced with the pipeline owner as to how operational risks would be managed during the project and if there is potential of changes to these restrictions conditional on a favourable site specific assessment and approvals from relevant government agencies.

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16.3.2	GEOTECHNICAL

There is currently (March 2016) a geotechnical assessment program underway to determine final geotechnical parameters to be used for the Esmeralda open pits and test the currently applied design assumptions. This program consisted of drilling and logging 6 diamond holes through projected pit locations and submitting rock core samples for rock strength testing as inputs to analysis.

The assumptions used for the Esmeralda pit designs presented in this report were based on the performance of historically mined oxide open pits around the Union Reefs deposit area north of Esmeralda. Overall wall angles in oxidised zones of 50° with 5m wide berms every 15m resulting in an overall wall angle of 40° were used for the Esmeralda design. Generally oxide pits around Union Reefs have overall wall angles of around 44° (Crosby, et al., 2003), so the conservative approach used for the Esmeralda pits is seen as appropriate until the geotechnical assessment is complete.

16.3.3	MINE DESIGN

16.3.3.1 Mining Method Description

The proposed mining method at Esmeralda is conventional truck and excavator mining with mobile diesel fleet and blasting of mineralization and waste. While it is probable there is freely diggable material close to ground surface presently 100% of all rock is assumed to be required to be blasted.

A typical mining cycle would involve:

  Drilling of a blast pattern with surface drill rigs;
  Sampling of drill hole cuttings for grade control purposes;
  Marking out mineralized zones based on grade control results;
  Blasting to fragment rock into muck piles; Digging, loading and hauling mineralized material to a ROM pad and waste rock to waste dumps, and
  Re-handling of mineralization from the ROM stockpile into road trains for haulage to the mill located at Union Reefs.

16.3.3.2 Open Pit Optimization

The optimization methodology adopted for the Esmeralda Project used the latest geological block models developed for the deposit. The block models contained mineable resource codes to which Whittle specific fields have been added for use in GEOVIA Whittle-4X optimization software. Whittle-4X utilizes the Lerchs-Grossman algorithm to provide the optimum mining pit shell for a given set of mining, metallurgy and economic parameters. While the deposit is classified into one Mineral Resource estimation there are two distinct mining areas, Esmeralda A (eastern lode) and Esmeralda B (western lode), which have been optimized separately.

Pit optimization for open pit mines using the Lerchs-Grossman algorithm is an industry-standard approach for defining an optimum open pit shape and development of a mining sequence. The methodology relied on the preparation of a 3D block model to represent all parts of the mineralization and host rock that can reasonably influence the pit shape. A single cash surplus for each block was estimated as the difference between the revenues derived from each block, at a nominated product price, and the costs required to realize the revenue from that block. For mineralized blocks with a grade above the economic cut-off grade, the net cash flow is positive reflecting the profit that can be made by mining and treating the block to recover the product. For all the other blocks, the net cash flow is negative, reflecting the cost of mining the block to access blocks of positive cash flow.

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A summary of the various input parameters and assumptions used to develop the Whittle base case costs (mining, processing and selling costs) are presented in Table 16-18 and Table 16-19. The base costs were subsequently used to generate the optimum pit shells.

Whittle Processing Parameters

The processing costs presented in Table 16-18 are inclusive of transport costs to mill, administration and maintenance costs and actual milling costs. Optimizations where completed in 2015 using the Mineral Reserve price from that year, due to the limited change for 2016 ths same optimization has been used for Mineral Reserve calculations this year.

TABLE 16-18 ESMERALDA DEPOSIT WHITTLE PROCESSING PARAMETERS

Deposit	Processing Cost (A$/ t)[1]	Au Recovery (%)
Esmeralda	30	90 for oxide rock, 85 for transitional and fresh rock

Whittle Revenue Parameters

TABLE 16-19 ESMERALDA DEPOSIT WHITTLE REVENUE PARAMETERS

Deposit	Base Au Price (A$/troy oz.)	Royalty (A$/troy oz.)	Whittle Au Price (A$/troy oz.)
Esmeralda	1,450	29	1,421

16.3.3.3 Open Pit Design

Pit designs were prepared using the optimized pit shells as templates. Mine design software including Surpac and MineRP Mine 2-4D were used to prepare practical pits which incorporate haul roads and ramps with the appropriate inter-ramp slope angles. While these used a slightly lower gold price than currently used in Mineral Reserve calculations it was decided that the impact of using the slightly higher gold price would have only a minimal impact.

The mining method for the deposits within the Esmeralda Project assumed a configuration of Caterpillar 777F rear dump trucks and Hitachi EX1200 hydraulic excavators for removing the overburden and mining the mineralization. The bench height selected for the deposits were 15m with mining to be completed in three 5m flitches.

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The Company has employed industry-standard safe operating tolerances to design final pits for the equipment assumed. The design parameters are presented in Table 16-20 and images of the completed designs for Esmeralda A are presented in Figure 16-13.

TABLE 16-20 ESMERALDA DEPOSIT PIT DESIGN PARAMETERS

Parameter	Unit	Esmeralda
Overall Wall Angle	deg.	40 on main ramp wall, 45 all other walls
Bench Height	m	15m (3 x 5m flitch)
Berm Width	m	5
Ramp Width	m	14
Ramp Gradient		1 in 10
Mining Recovery (ore)%		95
Mining Dilution	%	10

Table 16-21 presents the inventory and operating cash flow analysis of the Esmeralda A pits.

TABLE 16-21 ESMERALDA A PIT DESIGN RESULTS

Item	Unit	Esmeralda A
Waste	t	845,000
Ore	t	108,000
Strip Ratio		7.81
Cut-Off Grade (Au)	g/t	0.72
Grade (Au)	g/t	1.91
Ounces Mined (Au)	oz.	6,650
Total Movement	t	953,000

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December 2016	Northern Territory Operations

Item	Unit	Esmeralda A
Mining Cost	A$	4,606,000
Processing Cost	A$	3,248,000
Revenue	A$	8,680,000
Total Cash	A$	826,000

Images of the completed design for Esmeralda B are presented in Figure 16-14.

Table 16-22 presents the inventory and operating cash flow analysis of the Esmeralda B pits.

TABLE 16-22 ESMERALDA B PIT DESIGN RESULTS

Item	Unit	Esmeralda B
Waste	t	493,000
Ore	t	135,500
Strip Ratio		3.64
Cut-Off Grade (Au)	g/t	0.72
Grade (Au)	g/t	1.35
Ounces Mined (Au)	oz.	6,000
Total Movement	t	628,500
Mining Cost	A$	3,037,000
Processing Cost	A$	4,066,000
Revenue	A$	7,829,000
Total Cash	A$	726,000

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

16.3.4	MINE EQUIPMENT ASSUMPTIONS

The mining equipment list assumed for the Esmeralda Project is presented in Table 16-23. It was assumed that the fleet used for mining the Pine Creek open pits would be transferred when mining at that site was complete.

TABLE 16-23 ESMERALDA DEPOSIT MINING EQUIPMENT LIST

Plant	Make	Model	Qty.
Drill Rig	Atlas Copco	ROCD65	2
Excavator	Hitachi	EX1200-6	2
Truck	Caterpillar	777F	11
Track Dozer	Caterpillar	D10T	1
Grader	Caterpillar	16 m	1
Water Truck	Caterpillar	773FWC	1
Light Vehicle	Toyota	Toyota-Ops	4
Light Vehicle	Toyota	Toyota-TechServices	2
Lighting Plants	Generic	Generic	4
Stemming Loader	Komatsu	WA430-6	1

16.3.5	MINING SCHEDULE

16.3.5.1 Scheduling Strategy

When developing a mining strategy, a systematic approach was undertaken with consideration to practical limitations and regulatory constraints.

In addition the mining strategy has been developed considering all Mineral Reserve deposits within NT Operations. The primary source of feed is from existing and proposed underground operations with open pit projects scheduled to supplement these mineralization sources. It is therefore required that the economics for the all deposits in the NT Operations are reported.

A joint strategy involving Pine Creek, Union Reefs and Cosmo areas allows for synergistic gains such as the sharing of assets and capital.

Cosmo Mine will be the main ore source at the start of the mining schedule as it is the current operations. Ore will be sourced from Pine Creek, Union Reefs and Esmeralda in a logical procession that provides the best economic outcomes for the Company.

The Esmeralda Deposit has a short mine life with operations only expected to continue for less than one year. This short life means it will not be affected by the wet season which can slow open pit mining activities within the NT Operations.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

16.3.5.2 Production Schedule

The production schedule for both Esmeralda A and B Zones assumes a mining recovery of 95% with 10% ore dilution.

The key outcomes of the open cut production schedules are:

  Mine life of approximately nine months
  The open pit mineralization production is expected to total 244kt over the life of mine
  The average strip ratio over the mine life is 5.49 with an average mined Au grade of 1.61g/t Au.
16.3.6	MANPOWER AND SUPERVISION

It was assumed that the Esmeralda Project would be contract mined on a 24/7 basis to complete mining operations in the nine month window of the dry season thus limiting surface water management issues with active open pits.

It was assumed that the majority of production staff would work on a 2 weeks on 1 week off roster with 12 hour shifts alternating between day shift and night shift thus requiring a total of three crews. Technical support staff would work either 9 days on 5 days off, or 5 days on 2 days off and on either 10 or 12 hours/day. A total of 60 people would be directly employed during the peak of production.

16.3.7	RESTRICTIONS ON MINE DESIGN

Due to the proximity of the Amadeus gas pipeline, which transects the Esmeralda A Deposit there are some restrictions on the design of open pits. There is a 50m exclusion zone (25m either side of the center of the pipeline) where no excavation can occur. Outside this exclusion zone all pits mined have to be at least three times the distance away from the pipeline corridor as their maximum depth e.g. the base of a 10m deep pit must be at least 30m away from the edge of the pipeline exclusion zone. The south wall of the southernmost of the Esmeralda A pits was flattened to meet this requirement.

During conversations with the APA they have indicated that there is potential to loosen this 1:3 batter constraint if the geotechnical risk/issues with wall stability to the pipeline can be managed to their satisfaction. The proposed plan is to backfill this pit with waste from other areas and reducing the duration that walls are exposed could aid this. At the time of reporting this work had not been completed so the conservative approach of strictly following the 1:3 batter angle has been used for calculating mineral reserves. It is a recommendation that this work is progressed with the potential to increase the Mineral Reserves and improve overall economics of the Esmeralda A area.

16.4	PINE CREEK DEPOSITS OPEN PITS

16.4.1	INTRODUCTION

The proposed Pine Creek open pits are located on the Company’s leases in the historic mining precinct located to the west of Pine Creek.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Generally, the deposits are located in slightly undulating topography adjacent to existing mined out and flooded open pit and rehabilitated waste dumps.

16.4.2	GEOTECHNICAL

The views and comments presented by the Company’s geotechnical engineers have been based on previous pit design recommendations rather than from site specific geotechnical parameters or previous pit performance.

Due to limited data availability, the following have not been considered in the review:

  Ground water conditions
  Bedding and bedding shears (impact expected to be minimal in oxide material)
  Faults or significant structures

As the pits are largely situated in the oxide zone the impact of these site characteristics is expected to be minimal.

The International Pit is 5km away from the Cox, Kohinoor and South Enterprise pits and is also situated in the Mount Bonnie and Burrell Creek Formations. It is understood that all pits have a similar geology, comprising interbedded siltstone, mudstone phyllites and greywacke units with dolerite sill intrusions, but the degree of oxidization, ground water conditions and residual properties are not well understood for any of the pits discussed.

Pit Design Overall Wall Angles

The overall pit wall angle of 37° used in these pit designs is comparable to the 43° used in the International Pit design. It is acknowledged that the new pits are generally shallower pits with shorter mine lives. Without complete geotechnical information it is not possible to fully understand how the pit walls will perform, but an overall wall angle of 37° is considered reasonable.

Pit Design Batter Angles

The batter angles of the reviewed pit designs vary between 40° and 60° which may be at the upper end of the preferred range through the oxide material. The International Deposit design used slightly shallower angles, however, most of the pits reviewed in this report are shallower with shorter lives and it is understood they will only be mined in the dry season. This should minimize any concerns with batter stability.

Given the limited amount of geotechnical data available, the batter angles used in these designs are considered to be appropriate. In most pits there is some opportunity to alter the design once ground conditions are better understood, should it become necessary to control any instabilities.

Pit Design Catch Berms

Catch berms designed at 5m wide are at the lower end of the preferred range, and any over break will reduce or limit their capacity to retain rock falls. The International pit uses 6m wide catch berms under 10-15m high batters. The pit designs reviewed in this report generally have 20m high batters but catch berms rarely exceed 6m. Due to the shallow depth of the pits and the short mining life of the pits, this is not expected to be an issue in weathered or oxidized material, however, where crests cannot be free dug, pre-splitting is recommended to minimize over break.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Waste Dump Design

Waste dumps designed with 35° lift slope angles are unlikely to have major stability issues, provided they are founded on suitable topography and materials

16.4.3	MINE DESIGN

16.4.3.1 Mining Method Description

The proposed mining method at Pine Creek is conventional contract truck and excavator mining with mobile diesel fleet and blasting of mineralization and waste. While it is probable there is some freely diggable material close to ground surface presently 100% of all rock is assumed to be required to be blasted for all pits except for International pit where there is backfill material within the pit footprint to be removed from when this pit was originally rehabilitated.

The bench height selected for the pits within the deposits are 10m with mining to be carried out in three flitches.

A typical mining cycle would involve:

  Drilling of a blast pattern with surface drill rigs;
  Sampling of drill hole cuttings for grade control purposes;
  Marking out mineralized zones based on grade control results;
  Blasting to fragment rock into muck piles;
  Digging, loading and hauling mineralized material to a ROM pad and waste rock to waste dumps; and
  Re-handling of ore from the ROM stockpile into road trains for haulage to the mill located at Union Reefs.

In the case of the Pine Creek Deposits it was assumed that the Company would lease the equipment rather than purchase a mining fleet given the short duration of the projects and employ production staff directly as an owner miner. This approach would need to be assessed closer to production commencing, as contractor mining may be more favorable. In this study all mining activities are assumed to be carried out by the Company, establishment of facilities are expected to be sub-contracted under the supervision of the Company.

16.4.3.2 Open Pit Optimization

The optimization methodology adopted for the Pine Creek Deposits used the latest geological block models developed for each deposit. The block models contained mineable mineral resource codes to which Whittle specific fields have been added for use in GEOVIA Whittle-4X optimization software.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Whittle-4X utilizes the Lerchs-Grossman algorithm to provide the optimum mining pit shell for a given set of mining, metallurgy and economic parameters.

Pit optimization for open pit mines using the Lerchs-Grossman algorithm is an industry-standard approach for defining an optimum open pit shape and development of a mining sequence. The methodology relied on the preparation of a 3D block model to represent all parts of the mineralization and host rock that can reasonably influence the pit shape. A single cash surplus for each block was estimated as the difference between the revenues derived from each block, at a nominated product price, and the costs required to realize the revenue from that block. For mineralized blocks with a grade above the economic cut-off grade, the net cash flow was positive reflecting the profit that can be made by mining and treating the block to recover the product. For all the other blocks, the net cash flow was negative, reflecting the cost of mining the block to access blocks of positive cash flow.

Whittle-4X structure arcs were used to define the precedence of block removal, such that a block cannot be considered for mining unless certain overlying blocks are also mined. This effectively defines the slope geometry for an open pit operation.

The optimization then consisted of finding the combination of positive and negative cash flow blocks, consistent with the slope precedent rules, which accumulate to a maximum positive cash flow.

A series of pit optimization shells are produced in Whittle, which are regarded as concentric pits, each generating the maximum undiscounted cash surplus for the set of economic parameters used to develop the optimized shell. The shells are created by varying the product price, but once defined they are all evaluated at the base case product price.

Only blocks with mineral resource categories of 1 (Measured) and 2 (Indicated) were considered as potential mineralization blocks in the generation of the optimum pit shell. A process flow of the optimization logic and mineral reserves estimation process is summarized in Section 14.4.

16.4.3.3 Open Pit Mine Design

Pit designs were prepared using the optimized pit shells as templates. Mine design software including Surpac and MineRP Mine 2-4D were used to prepare practical pits which incorporate haul roads and ramps with the appropriate inter-ramp slope angles.

The mining method for the deposits within the Pine Creek area has assumed a configuration of Caterpillar 777F rear dump trucks and Hitachi EX1200 hydraulic excavators for removing the overburden and mining the mineralization. The bench height selected for the deposits were 20m with mining being carried out in three flitches. The Company has employed industry-standard safe operating tolerances to design final pits for the equipment assumed. The design parameters used are presented in Table 16-24.

TABLE 16-24 PINE CREEK PIT DESIGN PARAMETERS

Parameter	Unit	Cox	Kohinoor	South Enterprise	International
Wall Angle	deg.	55	40/60*	55	50/55^
Bench Height	m	20	20	20	20
Berm Width	m	5	10/6*	5	5

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Parameter	Unit	Cox	Kohinoor	South Enterprise	International
Ramp Width	m	15	15/12*	15	15
Ramp Grade	%	10	10	10	10
Mining Recovery	%	95%	95%	95%	95%
Mining Dilution	%	15%	15%	15%	10%

* Applies to bottom 20m of pit                    ^ Applies to Eastern side of pit

The Company validated the pit designs for Cox, International, Kohinoor and South Enterprise Deposits by reporting against the Surpac Mineral Resources. These reports were constrained so only material above the cut-off grade applied in Whittle was classed as ore.

The cut-off grades was calculated using the processing cost and total metal recovery, mining dilution factor, and the gold price and represents the minimum grade for each mining block that can be economically extracted.

An image of the completed Kohinoor pit design is presented in Figure 16-15 and Table 16-25 presents the pit inventory and associated operating cash flow evaluation.

TABLE 16-25 KOHINOOR PIT DESIGN RESULTS

Item	Unit	Kohinoor
Waste	t	792,000
Ore	t	128,000
Strip Ratio		6.17
Cut-Off Grade (Au)	g/t	0.91
Grade (Au)	g/t	2.40
Ounces Mined (Au)	oz.	9,900
Total Movement	t	920,000
Mining Cost	A$	-4,418,000

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Item	Unit	Kohinoor
Processing Cost	A$	-4,269,000
Revenue	A$	12,905,000
Total Cash	A$	4,218,000

The completed Cox pit design is presented in Figure 16-16 and Table 16-26 presents the pit inventory and associated operating cash flow evaluation.

TABLE 16-26 COX PIT DESIGN RESULTS

Item	Unit	Cox
Waste	t	451,000
Ore	t	132,000
Strip Ratio		3.41
Cut-Off Grade (Au)	g/t	0.91
Grade (Au)	g/t	1.62
Ounces Mined (Au)	oz.	6,900
Total Movement	t	583,000
Mining Cost	A$	-2,798,000
Processing Cost	A$	-4,397,000
Revenue	A$	8,970,000
Total Cash	A$	1,775,000

The completed International pit design is presented in Figure 16-17 and Table 16-27 presents the pit inventory and associated operating cash flow evaluation.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 16-27 INTERNATIONAL PIT DESIGN RESULTS

Item	Unit	International
Waste	t	1,650,000
Ore	t	861,000
Strip Ratio		1.92
Cut-Off Grade (Au)	g/t	0.93
Grade (Au)	g/t	1.30
Ounces Mined (Au)	oz.	35,900
Total Movement	t	2,511,000
Mining Cost	A$	-12,054,000
Processing Cost	A$	-29,016,000
Revenue	A$	44,581,000
Total Cash	A$	3,511,000

The completed South Enterprise pit design is presented in Figure 16-18 and Table 16-28 presents the pit inventory and associated operating cash flow evaluation.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 16-28 SOUTH ENTERPRISE PIT DESIGN RESULTS

Item	Unit	South Enterprise
Waste	t	1,251,000
Ore	t	123,000
Strip Ratio		10.16
Cut-Off Grade (Au)	g/t	0.91
Grade (Au)	g/t	2.36
Ounces Mined (Au)	oz.	9,350
Total Movement	t	1,374,000
Mining Cost	A$	-6,732,000
Processing Cost	A$	-4,094,000
Revenue	A$	12,180,000
Total Cash	A$	1,354,000

16.4.4	MINE EQUIPMENT ASSUMPTIONS

The mining equipment list assumed for the Pine Creek area is presented in Table 16-29.

TABLE 16-29 MINING EQUIPMENT LIST

Plant	Make	Model	Qty.
Drill Rig	Atlas Copco	ROCD65	2
Excavator	Hitachi	EX1200-6	2
Truck	Caterpillar	777F	11
Track Dozer	Caterpillar	D10T	1
Grader	Caterpillar	16 m	1
Water Truck	Caterpillar	773FWC	1
Light Vehicle	Toyota	Toyota-Ops	4
Light Vehicle	Toyota	Toyota-TechServices	2
Lighting Plants	Generic	Generic	4
Stemming Loader	Komatsu	WA430-6	1

16.4.5	MINING SCHEDULE

16.4.5.1 Scheduling Strategy

The scheduling process for the Pine Creek area involved the following steps:

  Estimating mineralized material quantities and grades for each bench in each pit using Surpac;
  Sequencing the benches to give a logical sequence which develops the mine according to the adopted mining strategy and
  Smoothing the waste quantities to uncover necessary mineralized material to assist in the management of the mining fleet.

The production schedule also incorporates a mining recovery of 95% with 10 and 15% mineralization dilution for the International pits and all other areas respectively.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

16.4.5.2 Production Schedule

The key outcomes of the open cut production schedules include:

  Mine life of approximately 21 months including a three month wet season shutdown period allowance when all open pit activities cease;
  The open pit mineralization production is expected to total 1.24Mt over the life of mine; and
  The average strip ratio over the mine life is 3.33 with an average mined Au grade of 1.58 g/t.
16.4.6	MANPOWER AND SUPERVISION

It was assumed that the Pine Creek area would be contract mined on a 24/7 basis to maximize production in the nine month window of the dry season thus limiting surface water management issues with active open pits. However, given the proximity of the mining operations to the existing Pine Creek Township, this would have to be possibility reviewed in terms of impact to the local population.

It was assumed that the majority of production staff would work on a 2 weeks on 1 week off roster with 12 hour shifts alternating between day shift and night shift thus requiring a total of three crews. Technical support staff would work either 9 days on 5 days off, or 5 days on 2 days off and on either 10 or 12 hours/day. A total of 60 people would be directly employed during the peak of production.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

17 RECOVERY

17.1	UNION REEFS PROCESSING FACILITY

Any ore production from the Cosmo Mine is processed at the Union Reefs processing facility, which is approximately 67km from the mine via the haul road and public roads.

The plant currently has a maximum capacity (depending on mineralization type) for 2.5Mtpa and is configured with three-stage crushing and two single-stage milling circuits. Prior to the plant being placed on care and maintenance in 2003, the milling rate at Union Reefs was typically 335tph at a P80 of 75µm. Plant availability was typically 96-98%.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Mineralization is broken to minus one meter by blasting. Any larger rocks produced from the blasting process are subsequently broken to suitable size by rock breaker. Run of Mine (“ROM”) ore is transported by truck directly to the ROM feed bin or the ROM stockpile for storage before subsequent processing.

ROM ore is crushed at a rate of up to 2.5Mtpa in a three stage crushing circuit incorporating a primary jaw crusher operating in open circuit and a secondary and tertiary cone crushers operating in closed circuit with a double deck banana screen. Crushing circuit product, at a nominal size of 12mm is conveyed to the grinding circuit via the Fine Ore Bin (“FOB”).

The FOB, with a live capacity of 2,500 tonne, provides a buffer of approximately seven to eight hours between the crushing and grinding circuits. Ore is reclaimed via a slot feeder at a variable rate and is conveyed to the grinding circuit.

As the crushing circuit capacity exceeds that of the milling circuit, crushed ore is stockpiled and fed back into the grinding circuit using a front end loader into an emergency feed hopper and feeder arrangement.

Crushed ore is ground in the grinding circuit consisting of two ANI single stage rubber lined ball mills operating in closed circuit with a nest of Warman cyclone classifiers. A proportion of ball mill discharge is directed to the gravity circuit incorporating four Knelson concentrators, two per mill. Knelson concentrator tailings report back to the mill discharge stream whilst the concentrated coarse gold is sent to the gold room for further processing.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The remainder of the mill discharge and the Knelson concentrator tailings are pumped to cyclone classifiers. The coarse underflow fraction reports back to the ball mill for further grinding whilst the fine overflow fraction (P80 75-106µm) gravitates to a single high rate thickener for density control before being pumped to the first of two leach tanks.

Cyanide is added into the two leach tanks to put the gold into solution before the material gravitates into the CIL circuit. High purity oxygen is added into the leach tanks from the Pressure Swing Absorption plant on site.

The CIL circuit, comprising seven leach/adsorption contactors is gravity fed through open launders. All tanks are agitated and aerated and are fitted with hollow shaft mechanical agitators. Barren slurry exits from the last CIL tank and gravitates to the residue treatment circuit. Activated carbon is pumped counter current to the process slurry to recover gold from solution, achieving the highest gold on carbon loading in CIL tank 1. Carbon from tank 1 is pumped to the elution circuit.

Tailings slurry is pumped to the Crosscourse pit tailings facility. Supernatant water from the pit tailings facility is recycled back and used as process water.

The loaded carbon recovered from the CIL circuit is screened to remove pulp and subjected to a desorption stage (split AARL, 4t capacity) to remove gold as an auriferous caustic-cyanide solution from which the gold is recovered by electro winning. The stripped carbon is reactivated in a vertical kiln and returned to the CIL circuit for reuse.

Gravity gold recovered in the Knelson concentrators is periodically discharged to a settling cone located in the gold room. The gold is then intensively leached in an Acacia reactor and the pregnant solution electro-won onto steel wool.

The electro-won gold and the gravity won gold are calcined in an electric oven and smelted separately in a gas-fired furnace into doré bullion. Bars are stamped for identification and dispatched via security service to AGR at Perth International Airport.

Water is supplied from various dams strategically located to maximize catchment of run-off drainage. A dam constructed on the nearby McKinlay River provides make up water if required.

The whole plant is controlled by a CITECT process control system over an Allen Bradley PLC.

A schematic flow sheet of the plant, as currently configured, is shown below.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

17.1.1	UNION REEFS PLANT POWER/WATER/MATERIAL

The processing facility at Union Reefs requires several important consumables to continue operations. In the past there have been no issues with being supplied this material but below is a summary.

17.1.1.1 Water

Water is sourced from site; there is ample water currently located within the tailing storage facility within the Crosscourse pit, other sources could be utilized if required such as Dam A or Dam C, which are also located on the Mineral Lease. Crosscourse pit currently contains around 2,000 megalitres of water while Dam A holds 270 megalitres and Dam C around 891 megalitres. It is estimated that the milling operation uses around 1,300 megalitres a year, most of which can be recycled from the tailings facility.

17.1.1.2 Power

Power is currently supplied under contract from the Northern Territory Government owned Power and Water Corporation (Power and Water Corporation). Power consumption is currently low while the mill is not on full production but in previous years when the mill has been in full production, Power and Water Corporation was able to supply sufficient power requirements. Up to 94 million kWh were supplied and could be again when required.

17.1.1.3 Processing Materials

Other consumables used in the processing facility include Diesel Fuel, Lime, Cyanide, Sodium Hydroxide, Flocculent, Antiscalants. Carbon, Grinding Material, Hydrochloric Acid and Liquid Oxygen. All are and have been provided by local suppliers based in Darwin or surrounding areas. In the eight years of production, the Union Reefs facility has not encountered any supply issues.

17.1.2	UNION REEFS PLANT INFRASTRUCTURE

17.1.2.1 Laboratory

The laboratory is used for sample preparation. All solid, solution and carbon samples are assayed at an external laboratory. The laboratory is complete but it is not set up to cater for grade control samples or metallurgical test work. External contract laboratories provide these services, these are outlined more in section 11 above.

17.1.2.2 Buildings

The offices are all re-locatable buildings that are all fully functional. The offices have a complete IT system with on site server, computers, phone systems, office furniture and other equipment to ensure that all the staff can function productively. A preventative maintenance schedule is in place to protect the value of the assets.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

17.1.2.3 Accommodation

Union Reefs staff is accommodated at the Cosmo Mine Village located near the Cosmo Mine. The buildings are all fully functional transportable type structures. The whole camp is maintained and there is a planned maintenance schedule in place to protect the value of the asset.

17.1.2.4 Maintenance and Stores

The workshops and facilities are typical of a remote gold plant in Australia and are all fully functional with the capacity and ability to perform the majority of the work required on site. The spare parts holding is extensive and is maintained with the assistance of the Pronto Accounting System that has been installed on all Company operations. The planned maintenance schedule and area costing is also handled through the Pronto Accounting System.

17.1.3	UNION REEFS PLANT HISTORICAL PERFORMANCE

Total gold production from the commencement of operations at Union Reefs in 1994 to June 2003 was estimated by AngloGold to be 953,294oz from the treatment of approximately 21Mt of ore grading an average 1.5 g/t Au. Total production since November 2009 when the Company and its predecssors commenced operations has totaled 462,900oz from 7.65Mt at an average grade of 2.08 g/t Au.

Ore processed at the Union Reefs facility has been sourced from several different locations since 2009. This is broken down as:

  Cosmo Underground – 62.5% - sulphide mineralization ;
  Howely Open Pit – 13.8% - predominately sulphide mineralization;
  Mottrams Open Pit – 8.5% - predominately sulphide mineralization;
  Brocks Creek Underground – 4.3%;
  North Point Open Pit – 3.8% - Oxide mineralization;
  Princess Louise Open Pit – 3.1% - Oxide mineralization;
  Howley West Open Pit 2.2%;
  Rising Tide Open Pit – 0.5%; and
  Various stockpiles – 1.3% (Moline, Glencoe, Golden Dyke, Toms Gully).

The historical performance of the Union Reefs plant indicates that it was a reliable, efficient and low cost ore processing facility. It has previously demonstrated a capability to reliably and efficiently process in excess of 2.5Mtpa of free milling ore from a blend of oxide, transition and fresh ore types. The plant also has a high level of flexibility and can be operated efficiently at a lower throughput rate with the use of only one of the installed ball mill circuits.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 17-1 PRODUCTION FIGURES FOR UNION REEFS PLANT SINCE RESUMPTION OF OPERATIONS IN 2009

	Milled
Period	Tonnes	Grade g/t Au	Ounces
Total 2009	29,000	1.71	1,200
Total 2010	1,856,000	1.55	82,000
Total 2011	1,885,000	1.21	68,000
Total 2012	917,000	1.51	40,700
Total 2013	719,000	3.55	74,100
Total 2014	868,000	3.14	77,700
Total 2015	725,000	2.99	63,300
Total 2016	647,000	2.87	55,800
Total	7,647,000	2.08	462,900

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

18 PROJECT INFRASTRUCTURE

18.1	INTRODUCTION

The following infrastructure review relates to all sites and requirements as outlined for each area. For all operations outlined below, the processing facility utilized would be the Union Reefs facility located on MLN1109. More details on this plant can be found in Section 17.

18.2	COSMO MINE

The Cosmo Mine has been operating for approximately five and half years and has all major infrastructure in place.

To mine the Cosmo Mineral Reserve, as identified in this technical report, the following changes or additions will be made to the current infrastructure:

  Extensions to pumping systems, electrical reticulation, escape ways and refuge chambers as the mine is developed deeper to access future mineral resource additions.
  The removal and disposal of approximately 2.25Mm3 of tailings, which are currently located in the Cosmo open pit.

There is no other infrastructure required for the execution of this schedule.

18.3	UNION REEFS UNDERGROUND – PROSPECT DEPOSIT

The Prospect Deposit underground Mineral Reserve is located on the Union Reefs mineral lease and is in close proximity to the processing facility and supporting infrastructure.

18.3.1	ONSITE INFRASTRUCTURE

At the present time there is limited mining infrastructure onsite in the immediate vicinity of the Prospect and Lady Alice pits. The Union Reefs mill site is within 2km of the Prospect Deposit. At the Union Reefs site there is a large machinery workshop, which would be utilized for major and minor repairs on mining machinery.

Onsite infrastructure will be required to enable the supply of mine services including;

  Electricity substation to receive incoming power from the grid and distribute it to the underground workings and the surface ventilation installation.
  Pumping facility at Dam C and a header tank above the portal to supply water to the underground workings.
  A compressor installation to supply compressed air to the underground workings.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

18.3.2	OFFSITE INFRASTRUCTURE

All other required infrastructure will be situated at the Union Reefs mill site. The current administration offices, workshops, change facilities and ablutions will be utilized for the Prospect Project. accommodation for the work force is available at the Cosmo Village Camp.

18.4	UNION REEFS OPEN PIT – ESMERALDA DEPOSIT

The Esmeralda Deposit is located 7km to the south of the Union Reefs processing facility. The Mineral Reserves included in this technical report are to be extracted using open pit mining techniques so the required infrastructure is outlined below.

18.4.1	POWER

Power can be accessed from the local Pine Creek grid, which is located close by or alternatively; power may be generated on site using generators. Power requirements will not be significant.

18.4.2	WORKSHOPS

It is envisaged that service facilities would be shared between all the Company’s Gold mine sites. Mobile workshops will be erected for the minor servicing and refueling of equipment. There is a large workshop available for use on the Union Reefs mineral lease for major repairs as required.

18.4.3	OFFICE

Administration will be managed from the existing office facilities at Union Reefs, and will accommodate management, administration and technical staff. All telephone, data and office facilities exist at the Union Reefs offices.

18.4.4	CAMP FACILITIES

Employees and contractors conducting work in the open pit mining areas could be accommodated at the Cosmo Village Camp.

Some local personnel, however, are expected to opt to live in private residences in Pine Creek, Adelaide River or Katherine and will commute to the mine sites.

18.5	PINE CREEK OPEN PITS

Proposed infrastructural developments for the open pit mining include the expansion of the new pits, ROM pads and waste rock dumps for each deposit.

Ancillary mine plan components include haul roads connecting the pits and mine workings with waste rock dumps, ROM pads, site office and access roads.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

18.5.1	POWER

Electrical power supply to the mining operations and associated infrastructure will be from NT Power Water via the Pine Creek Grid. Power lines are present on access roads from Pine Creek to the Company’s mining tenements. Where power is not available, portable diesel generators will be used to provide power for temporary site facilities.

18.5.2	WORKSHOPS

It is envisaged that service facilities would be shared between all the Company’s mine sites. Mobile workshops will be erected for the minor servicing and refueling of equipment.

18.5.3	OFFICE

Administration will be managed from the existing office facilities at Union Reefs, and will accommodate management, administration and technical staff. All telephone, data and office facilities exist at the Union Reefs offices.

18.5.4	CAMP FACILTIIES

Employees and contractors conducting work in the open pit mining areas will be accommodated at the Cosmo Mine Village and commute to the mine by Company bus.

Some local personnel, however, are expected to opt to live in private residences in the communities of Pine Creek, Adelaide River or Katherine and will commute to the mine sites.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

19 MARKET STUDIES AND CONTRACTS

19.1	MARKETS

Gold doré produced by the Company is currently shipped to Perth Mint for smelting. On notification of produced amounts of gold dore, Newmarket Gold notifies Auramet Trading LLC (“Auramet”) of the upcoming gold shipment and deals for future delivery of gold to the mint. During this process a given number of ounces will be included in the sale amount for delivery directly after smelting has occurred. Generally, a period of one week is required for this process to occur.

Auramet is a New Jersey based company, which specializes in the sale of both base metals such as copper, nickel and zinc and precious metals such as gold, silver, platinum and palladium.

During the smelting process the mint can extract other minerals. The secondary economic mineral that is recovered is silver, which is sold to the Perth Mint.

19.2	GOLD PRICE

To determine the Australian denominated gold price to use in the mineral resource and mineral reserve calculations, reference was made to publicly available price forecasts by industry analysts for both the gold price in US dollar terms and the A$/US$ foreign exchange rate.

This exercise was completed in December 2016, and yielded the following average gold forecast prices and corresponding average forecast US$:A$ FX rates.

For Mineral Resource and Mineral Reserve purposes, a US$1,200/oz gold price was used and an FX rate of $0.80 for an approximate Australian dollar gold price of A$1,500 per ounce.

19.3	MATERIAL CONTRACTS

The following is a summary of the major contracts related to the Cosmo Mine and Northern Territories Operations area. The Company has several relevant contracts in place to assist with mining and development of the Cosmo Mine and the operating of the Union Reefs processing facility.

19.3.1	POWER SUPPLY

Power in the Northern Territory is generated and distributed by three government owned corporations including Territory Generation (production), Power and Water Corporation (transmission and distribution) and Jacana Energy (retailer).

Territory Generations largest power station is the natural gas fired station situated at Channel Island in Darwin, which has an installed capacity of 310MW. A further 26.6MW power station exists at Pine Creek. The interconnected system is linked by a 132kV transmission line from Darwin to Katherine. A 66kV line connects the Union Reefs processing facility, Brocks Creek, Cosmo Mine and the Cosmo Camp to the Pine Creek Township.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

To maintain the supply of power a current Connection Agreement is required from Power and Water Corporation and a Sale of Electricity Agreement from Jacana Energy.

The current Sale of Electricity Agreement commenced July 1, 2015 for 12 months, with an option to extend for six months, which was taken up. Negotiations for a new electricity supply agreement are currently underway, with no material changes to pricing expected.

Power costs for commercial entities in the Northern Territory are significantly higher than for other localities around Australia. However, there is currently only one supplier of grid power in the Northern Territory, which limits the opportunity to gain discounts. Several private power generators are looking to establish markets in the Northern Territory, which will have an impact on current prices.

It should be noted that the Northern Territory is a large land area with limited population, therefore economies of scale for power production means a higher cost of production than for other areas of the country. This is reflected in the power costs supplied in the Northern Territory.

19.3.2	DOWNER EDI LIMITED

Downer has been awarded an underground mining contract for an initial term of two years, completing in March 2016, with the ability to be extended by one year at any stage of the term. The option to extend for a third year was exercised in June 2015.

Downer is a leading provider of engineering and infrastructure management services to customers operating in market sectors including Minerals & Metals, Oil & Gas, Power, Road & Rail Infrastructure, Telecommunications and Water. Downer is listed on the Australian Securities Exchange and employs more than 20,000 people in Australia, New Zealand and the Asia Pacific region.

It is known that the terms of the contract are within industry norms for similar types of contracts at other sites.

19.3.3	FAWCETT CATTLE COMPANY

Ore haulage from the Cosmo Mine to the Union Reefs mill is performed by the Fawcett Cattle Company. They currently supply heavy haulage road trains, which have a carrying capacity of around 100 tonnes each. These Quad Haulage Trucks transport the Ore around 67km from the Cosmo Mine to the Union Reefs Mill on a 24 hour continuous shift.

The Fawcett Cattle Company is an Adelaide River based contractor specializing in livestock and bulk haulage, with over 30 years of experience.

The term of the haulage contract is for two years with a one year extension and is for the supply of Ore haulage from the Cosmo Mine. The option to extend for a third year was exercised in December 2016.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

This contract was placed out for tender in 2014. The Fawcett Cattle Company tendered for the contract and won on several fronts, which included the overall cost of haulage. It is therefore believed that the contract rates paid are within the norm for similar operations.

19.3.4	CATER CARE GROUP

The Cater Care Group provides camp and messing support at the Cosmo Village. They are one of Australia’s leading providers of contract catering, accommodation and facility management services. Cater Care were established in 1999 and employs around 1,200 staff both nationally and overseas.

The term of the Cater Care contract is for two years with a one year extension, the contract was signed in July 2014. The option to extend for a third year was exercised in March 2016.

It is believed that the contract rates for the Cater Care Group are within the norm of other operations. Cater Care also supply camping and messing support to other mines in close proximity to Newmarket Gold operations; this will have an effect on the supply cost for this contract with economy of scale savings.

Mr. Edwards and Mr. Keily have reviewed the contracts as outlined above and the results support the assumptions contained within the technical report. All rates and terms are within industry norms.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The Company has an internal department specializing in environmental permitting and management. This department is responsible for submitting all relevant documents to the Northern Territory Government departments. The reports, such as the MMPs, are a statutory reporting requirement under the Mining Management Act.

The Company also engages the local community to talk through plans or issues regarding mining and exploration. Regular meetings have been held allowing the local community an opportunity to speak with the Company’s management.

In 2015 the ILUA for the Esmeralda Project agreement was finalized. In 2016 representatives of the Company, the Northern Land Council and the Jawoyn Traditional Owners met to convene the Liaison Committee as agreed in the ILUA. The Liaison Committee will meet annually in Pine Creek to provide a forum for consultation regarding mining activities, environmental management and monitoring, rehabilitation, and commercial and training opportunities open to Traditional Owner groups.

Since 2015 the Company have been involved in consultations with Traditional Owners, facilitated by the Northern Land Council. The consultations involved the Kamu Traditional Owners regarding finalizing the draft Burnside ILUA.

The Company currently holds the following authorisations.

TABLE 20-1 LIST OF CURRENT MMP’S FOR NT OPERATIONS

Northern Territory Operations
Project Area	Authorisation Number
Maud Creek	0524-02
Moline	0525-02
Fountain Head / Tally Ho	0526-01
Brocks Creek	0528-01
North Point & Princess Louise	0530-01
South Burnside	0531-02
Pine Creek	0538-01
Union Reefs	0539-03
Cosmo-Howley	0536-03

Any changes to the approved mining will need an amendment to the approved MMP, which is submitted to the DPIR to be assessed under the Mining Management Act. If the DPIR determines that the amendment triggers actions that may need further assessment, then the amendment is referred to the Northern Territory Environmental Protection Authority (EPA) for further assessment. Details of the assessment process are detailed below.

All new projects that do not hold an Authorization to Mine or have an Authorization but the area is in care and maintenance will need to submit the NOI to the DPIR and follow the approvals process as set out below (taken from (NTEPA 2015)

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

20.1	NOTICE OF INTENT (NOI)

An NOI is submitted to the Department of Primary Industry and Resources for consideration. This document is reviewed and a request for further information may be requested. An NOI outlines what activities the Company plans to undertake and is detailed enough for the Department to assess the potential environmental and community impacts.

The NOI is assessed and if the projects potential environmental impacts are not significant then approval may be granted at this point. If this is the case, the environmental responsibilities will be managed against a MMP regulated under the Mining Management Act. If the environmental impact is significant or triggers certain activities then it will be forwarded to the EPA for further assessment. The EPA will determine the next steps, as it could be subject to an Environment Impact Assessment (EIA); a Public Environment Report (PER); or no further assessment required and is sent back to the DPIR with environmental management recommendations to be included into the MMP.

20.2	ENVIRONMENTAL IMPACT ASSESSMENT (EIA)

If an EIA is determined to assist in assessing environmental impacts, this means that the project triggers certain aspects that are considered significant either for site-specific issues, offsite issues and conservation values and/or the nature of the proposal.

Key points on an EIA are:

  The number of environmental issues;
  Greater magnitude, duration, frequency and extent of impacts;
  Proposal affected by international, national or state/territory legislation or treaties for the protection of natural habitats, flora and fauna;
  Proposal has potential for significant environmental risk or hazard to adjacent users or uses; and
  Proposal has significant potential for significant environmental impact to occur.

The EIA approval process generally is longer than the PER process, up to four years, depending on the project complexities and the response to requests for further information and community concerns.

20.3	PUBLIC ENVIRONMENTAL REPORT (PER)

If a Public Environment Report (PER) is determined, this means the project’s environmental impacts are considered significant but limited in extent. It is not a precursor to an Environmental Impact Study (EIS) hence the decision on a PER or an EIS has to be made on receipt of the NOI.

Key points on a PER:

  Single or limited number of environmental issues; and
  Limited magnitude, duration, frequency and extent of impacts.

The PER approval process generally is shorter than the EIA process, up to two years, depending on the project complexities and the response to requests for further information and community concerns.

See Figure 20-1 flow chart from NT EPA (NTEPA 2015) showing approval process for a project.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

NORTHERN TERRITORY
ENVIRONMENTAL IMPACT ASSESSMENT PROCESS
Pursuant to the NT Environmental Assessment Act & Environmental Assessment Administrative Procedures
PROPOSED ACTION
Notice of Intent (NOI)
If further information is needed to determine the level of assessment, it must be requested within 14 days
Is the environmental impact significant?
YES
NO
Assessment approach
Environmental recommendations advised to proponent or decision makers
Assessment complete
PER
EIS
NTEPA notifies proponent and Environment Minister. Environment Minister notifies Responsible Minister
Draft Guidelines developed and advertised for public and government review for 14 days
Final Guidelines prepared and issued by NTEPA within 14 days
Proponent prepares and submits PER (time frames under proponent's control)
Proponent prepares and submits draft EIS (time frames under proponent's control)
Bilateral Assessment under NT EA Act and EPBC Act
Public and Government review within 28 days
Public and Government review for a minimum of 28 days
Comments provided to proponent
Proponent prepares and submits Supplement to PER
Government reviews Supplement. Assessment Report is prepared for NTEPA within 28 days
NTEPA provides Assessment Report to proponent, Environment Minister and the Australian Minister for Sustainability, Environment, Water, Population and Communities for approval under the EPBC Act. Environment Minister provides to Responsible Minister.
Further information
Assessment Report prepared for NTEPA consideration within 14 days
Further information may be required by NTEPA
NTEPA provides Assessment Report to proponent and Environment Minister who then provides it to Responsible Minister
Proponent prepares and submits Supplement to EIS (time frames under proponent's control)
Supplement circulated for government review and comment within 14 days
Assessment Report is prepared for NTEPA within 35 days of receiving Supplement
NTEPA provides Assessment Report to proponent and Environment Minister who then provides to Responsible Minister
Potential impacts on matters of National Environmental Significance
EPBC Referral
20 business days
If "Controlled Action", assessed according to the Bilateral Agreement
In the event that the bilateral agreement applies, NTEPA provides Assessment Report to proponent, Environment Minister and the Australian Minister for Sustainability, Environment, Water, Population and Communities for approval under the EPBC Act. Environment Minister provides to Responsible Minister
DEFINITIONS & KEY
NTEPA NT Environmental Protection Authority
PER Public Environment Report
EIS Environment Impact Statement
EA Act NT Environmental Assessment Act
EPBC Act Environment Protection and Biodiversity Conservation Act
Public Input
Proponent Input
Public Input
Proponent Input

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

20.4	NAF/PAF ENVIRONMENTAL TEST WORK PROCEDURE: COSMO MINE

The management program is designed to minimize the environmental impact of stockpiled acid generating waste material during and after mining operations cease. Procedures have been formulated to ensure that waste material, which is (or potentially) acid forming and/or contains elevated arsenic values, is stabilized and contained.

Test work is done to obtain a representative sample of future mined material from multiple rock type domains in order to assess the acid mine drainage generation capacity. Rock material hauled to the surface is then be classified as either non-acid forming (NAF) or potential acid forming (PAF) material and treated accordingly.

20.4.1	SAMPLE PROCEDURE

Composite samples of diamond drill core are collected from within the same lithological unit/interval. Only half of the core is sent for sampling in waste rock whereas mineralization zone samples that have already been sampled for gold (half cored) must be cut further (quarter core) to retain some core for reference. For larger units of a continuous lithology (e.g. dolerite), approximately 5kg of core is sampled for every 20m downhole.

TABLE 20-2 EXAMPLE OF NAF/PAF SAMPLE COMPOSITE INFORMATION TO BE COLLECTED – HOLE CW92008

Hole ID	Sample ID	mFrom	mTo	Sample Type	Date Sampled	Sampled By	Rock Type	North	East	mRL
CW92008	H207701	4	14	QCORE	28/08/2012	E. Bew	Psl	1609.6	4902.6	923.25
CW92008	H207702	45.5	50.5	HCORE	28/08/2012	E. Bew	Pdz	1608.89	4863.34	928.63
CW92008	H207703	65.5	70.5	HCORE	28/08/2012	E. Bew	Pdz	1609.27	4843.42	930.97

Samples were tested for the following properties.

TABLE 20-3 TYPE AND ANALYTES TESTED

Type	Analytes
Type 2	NET ACID PRODUCING POTENTIAL (NAPP & APP kg H2SO4/t)
Type 3	Total Metals ARSENIC (mg/kg) & SULFUR (%)
Type 4	NET ACID GENERATION (NAGpH Units & kg H2SO4/t)
Type 5	Acid Neutralizing Capacity (ANC, kg H2SO4/t)

These tests determine the potential of the rock to react to create acid mine drainage also if they have the potential to neutralize acid mine drainage such as some calcium carbonate rock types (dolomite).

The tested samples are treated as being located at the midpoint of the sample interval along the drill hole and are then plotted on a plan/section and attributed to a particular rock type domain (see Figure 20-2 and Figure 20-3).

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Sampling of a rock domain is deemed to be relevant approximately 50m vertically above and below a hole as the acid generating capacity of rock can change spatially.

In 2012 five holes were drilled in the Cosmo Deposit that were tested for NAF/PAF classifications. These are holes are CE102501, CEGT97008, CGT0003, CE84037 and CW92008. Their spatial locations are shown in Figure 20-3 below. Since there have been no lithological changes in the underground operation, no further sampling has been required to date

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Test work to date has shown that the Dolerite and Dolomite rock units are NAF. All other rock types including the Greywacke/metasediments and Graphitic Mudstone have been shown to be a combination of NAF and PAF. As such all metasediments at this stage are treated as being PAF.

All waste PAF material is dumped in the Cosmo Open Pit or used as stope backfill material as Cosmo Deeps in currently a ‘waste negative’ operation, meaning all waste material will be returned to the mine as backfill material into open stopes, alternative material will be required for backfilling to be completed as there is insufficient waste material to use from operations.

NAF material is used at the surface for site works such as bunding, roads and pads.

20.5	ENVIRONMENTAL ISSUES & LIABILITIES

20.5.1	COSMO MINE

The Cosmo Mine Authorization required that an MMP be developed to manage the project’s environmental activities. This document broadly details: the project facts; management structure; current environmental features; commitments held by Newmarket Gold which were determined as part of the approval to mine; and reporting, monitoring and rehabilitation requirements. The MMP is updated every four years or as the project changes, the MMP will require updating reflecting the changes to the project. The DPIR audit the MMP every second year.

Each year the Cosmo Mine requires an Operational Performance Report submitted detailing the Company’s performance in meeting the commitments. The Company must ensure it meets these commitments or risk penalties from the DPIR.

The types of commitments within the MMP are varied but a summary below outlines some of these (Jensen 2012).

  Managing dust emissions from site;
  Minimize potential damage to heritage sites;
  Develop fire action plan and management of fire prevention;
  Management and monitoring of ground water in project area;
  Monitor and identify landform erosion issues;
  Rehabilitate and monitor exploration activities;
  Weed and Pest management and monitoring;
  Community Consultation;
  Land Holder Consultation;
  Environmental Incident reporting; and
  Manage the Waste Water Discharge License.

Cosmo Mine operates with a Waste Discharge License (WDL 180-03) regulated under the Northern Territory Water Act and Northern Territory Waste Management Pollution Control Act, which require monitoring and management of site active and passive release of water during the wet season.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The Cosmo Howley site has a positive water balance (more water enters site than leaves site naturally) and the challenge for water management at this site is ensuring the water on site is managed.

The Company has a number of methods for reducing water inventories on site. These include wastewater treatment, discharge, and evaporation by irrigation technology.

Wastewater discharge and monitoring from the Cosmo Howley site has always been a logistical and technical challenge. To maximize wastewater discharge monitoring, telemetered gauging stations have been installed at Creeks one, five, and six monitoring and reporting points. Data can now been accessed via the internet to ensure wastewater discharge meets license conditions and assist in planning for ongoing water releases.

The caustic soda (sodium hydroxide) treatment plant was used during the 2015/16 wet season (October to April) to treat operational and legacy wastewater prior to release from site. Approximately two hundred and fifty Mega liters (250 million liters) of wastewater treated in 2015/16 wet season. Ongoing treatment will occur each year to support operations and manage the site wide water balance.

The Mine Water Dam constructed over 20 years ago by previous operators has an irrigation sprinkler system to augment evaporation of the dam’s wastewater. Extensions to the evaporation system are likely to progress in 2016-17.

The Company is committed to continually improve wastewater management a part of the WDL requirements. Preliminary investigations have commenced with trialing other treatment technologies in conjunction with the caustic treatment to improve efficiencies.

GHD Consultants have developed final landform plans to rehabilitate the two sulphide waste rock dumps (WRD) at Howley, namely called Howley WRD and Mottrams WRD. Rehabilitation works are likely to commence in 2017, which will significantly reduce the outstanding liabilities for the Cosmo/Howley area.

20.5.2	UNION REEFS AREA

The area surrounding Union Reefs comprises a number of open cut pits and underground adits and shafts. Several small pits have been bunded and currently do not require significant rehabilitation. During 2011 and 2012 Crocodile Gold conducted significant surface exploration at Union Reefs. During the latter part of 2012 all drillhole sites were rehabilitated with all collars cut back below the surface, all diamond drill sumps backfilled and all tracks not required were ripped for seeding.

Historically, there has been extensive drilling completed in the area, the legacy of which Crocodile Gold inherited when it took over the tenements in 2009. In addition to this, in 2011/2012 Crocodile Gold conducted a drilling program mainly focused around the historic Prospect, Crosscourse and Lady Alice open pits. A rehabilitation Environmental Management Plan was created and included in the URPA Mine Management Plan, in an effort to prevent or minimize adverse impacts on the environment. This entails procedures such as initially locating drill pads in a manner that minimizes disturbance to an area; the implementation of a clearing permit system; plugging the collars of drillholes to prevent erosion and mixing of ground and surface waters; backfilling any sumps to cover and contain any drilling sediments and prevent inadvertent trapping of fauna; removal of any rubbish from the area and finally reshaping and replacing topsoil before planting of endemic shrubs and grasses. At completion of rehabilitation activities, photographs were taken at each of the sites as part of the post rehabilitation monitoring program.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The old landfill site was decommissioned and a new site commissioned in late 2011/early 2012. With commencement of the new site, the old landfill was covered and seeded. Monitoring of this area will be conducted in the future to ensure that re-vegetation is adequate and that no additional maintenance works are required. During the reporting period, some seepage from the Eastern WRD was observed. Samples of the seepage were collected and sent to an external laboratory for analysis. Analysis of these samples indicated high metal loads (further details and sample data are provided in the Union Reefs WMP). A management plan to address this seepage will be developed during the next twelve months.

Water is regularly monitored and the site has a Water Discharge License (WDL 138-02) for passive surface discharge during the wet season. This is in conjunction with the Unions Reefs Gold Plant water monitoring program.

20.5.2.1 Union Reefs Gold Plant

The Union Reefs gold plant was re-started in December 2009 by Crocodile Gold after being placed into care and maintenance when the previous operators went into receivership. Rehabilitation of historical disturbances is substantially complete; recent and on-going disturbances will be required to be rehabilitated upon completion of mining and processing.

All mineralization is transported to the Union Reefs gold plant from other Company sites and stockpiled on a ROM pad. From there, mineralization is fed through a three-stage crushing plant before being screened and passing through the milling circuit. The mineralization is reduced to approximately 75μm by two ball mills before entering directly into the leach circuit for leaching and adsorption or passing through gravity gold circuit. The gravity circuit includes four Knelson gravity concentrators that receive underflow slurry from the ball mills. Higher specific gravity gold particles are separated from non-gold bearing particles and removed directly to the gold processing facility. All remaining slurry is pumped to the Carbon-In-Leach circuit. This consists of two leach tanks followed by seven adsorption tanks where gold solution is absorbed onto carbon granules. The loaded carbon then passes through the elution circuit before being sent to the gold processing facility for the production of gold ingots.

Since 2002 tailings from the processing plant are treated and then deposited in the former Crosscourse open pit, which is estimated to have capacity for tailings at an assumed rate of 2.5Mtpa for the next 20-30 years. It currently receives approximately 300t of tailings per hour during normal processing conditions. The water and tailings level in the pit is regularly monitored.

Crosscourse pit is bunded and little to no runoff is received. Due to the high volume to surface area ratio, evaporation from the pit, when compared to its volume is relatively low. An evaporation pipeline that sprays pit water into the air above the pit to increase evaporation was installed around the perimeter of Crosscourse pit in November 2011, contributing to the reduction of the pit water inventory.

The water in Crosscourse pit is extracted and recycled for use by the mill. A second pipeline and pump was installed in September 2010 to increase the volume being returned to the mill. This system is designed to increase the reuse of water from Crosscourse pit, minimizing the requirements for processing additives and consequently reducing the potential for environmental impacts, extending the life of Crosscourse pit as a tailings storage facility and reducing operating costs for the Company.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Renewed Waste Discharge License (WDL number 138-03) was granted by NT EPA (Commencing December 19, 2014 and expiring on the December 1, 2016) for the UR Project Area. An application for renewal has been lodged with the NT EPA. This license authorizes passive discharges from the historical Decant Pond at the south of the site into the McKinley River and Dam A to the north of the site into the McKinley River via Wellington Creek. A study was conducted but no action has been taken to date.

20.5.3	PINE CREEK AREA

The former Pine Creek mining operation has been rehabilitated and is in compliance with NT Government rehabilitation completion guidelines. All open pits at the Pine Creek area, with the exception of the Enterprise and South Gandy’s open pits, were backfilled and rehabilitated during operations.

A monitoring program is maintained, particularly over the tailings dams, northwest and southern waste rock dumps, run-of-mine (“ROM”) pad (stockpile 3) and the heap leach operations that were capped/repaired/ rehabilitated and seeded during 2001/02. Work is planned to repair some remediation undertaken by the previous operators on a small section of one WRD.

A water monitoring program is undertaken as per the requirements of the WDL 166-03, which is a license for passive discharge. A currently project is being undertaken to determine the effects of a passive discharge on the downstream environment. This is according to the WDL 166-03.

A water monitoring program is undertaken as per the requirements of Renewed Waste Discharge License (WDL number 166-03), granted by NT EPA on the December 9, 2014, and expiring December 1, 2016 for the Pine Creek Area. An application for renewal of this license has been lodged with the NT EPA. This license authorizes active discharges from the historical Process Water Dam (PCPWD) to Copperfield Creek and passive discharges from the Enterprise and South Gandy’s Pits to the Pine Creek system.

There have been a number of reports previously submitted to the Northern Territory Government regarding the rehabilitation activities undertaken at the Pine Creek area. The rehabilitation work undertaken has been widely recognized, having won an award for environmental excellence in 2002. In addition, the site was also selected by the Australian Center for Minesite Environmental Research (ACMER) national study of Landscape Functional Analysis as an index of rehabilitation success on mines in 1997. The Pine Creek area has been regularly utilized as a field trip venue to demonstrate excellence in environmental management for conferences and seminars.

As part of the previous WDL 166-01, SKM consultants were engaged to assess the 2010-2012 monitoring data (water/sediment/biological) for the development of Site Specific Trigger Values (SSTV’s). The review and update of SSTV’s occurs annually with the engagement of GHD consultants. This work is ongoing for the current WDL. Additionally assessment of Safe Dilution (SD) factors is currently ongoing with advice and engagement of GHD consultants.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

20.5.3.1 Environmental Management – Pine Creek

The Pine Creek Deposits lies within areas, which have been subject to significant historical mining and mineralization processing activities for over 100 years. This historical activity, like many mining areas worldwide, has left permanent evidence of this activity on the physical landscape and the natural environmental balance may also have affected.

Location of the property lies within an environment characterized by low relief, abundant ephemeral and permanent drainage and, particularly closer to the coast, sizeable billabongs and wetlands and a monsoonal wet season with heavy rainfall requires careful management of water, particularly discharge water from mining and milling operations.

Acid rock drainage is an issue at several locations and various systems have been developed to carefully manage this issue.

The Company has included environmental management as an integral part of its operations. All exploration activities and mining operations have been performed in compliance with all environmental regulations within a defined environmental management program. Past operators reported that environmental assessments and project reviews have been completed as required and were thoroughly scrutinized before commencement of operations.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Site rehabilitation and reclamation has also been completed in a number of locations. This is currently an active part of the mining operations with waste dump rehabilitation a part of the daily mining activities. Site rehabilitation is factored into the operation costs for the earth moving contractor and is therefore required to be completed as soon as areas become available.

All recent mining operations have operated in accordance to Mine Management Plans submitted to the DPIR, with various environmental permits in place, particularly including a Waste Discharge License.

Since the Company took over the responsibility of the tenements in November 2009 several steps have been taken to ensure the environmental sustainability of the project. Several historical issues have been noted and the Company is in the process on ensuring these legacy issues are managed. An example of this is the work the Company is doing on trials on waste water management in conjunction with external consultants on ways to affectively treat waste water.

There are currently no investigations of breaches of any regulatory regime nor are there any current sanctions or restrictions imposed by Government Departments. The Northern Territory Government has a constant review process including site visits. On these visits they inspect current and past mining areas to ensure the Company is compliant to the MMP’s approval as well as to the relevant Mining legislation. To date no major issues have been identified or recorded against the Company.

20.5.4	BURNSIDE AREA

Within the Burnside area, the deposits which are most likely to have significant future environmental concerns are Brocks Creek and Cosmo Mines, and the Fountain Head/Tally Ho, Rising Tide, Howley Pit and Mottrams Deposits.

20.5.4.1 Brocks Creek

The Zapopan (Brocks Creek) Underground Mine is no longer operational and the Zapopan pit is now flooded; initially with water from Faded Lily pit mid-2011, then from the initial dewatering of Rising Tide pit via Zapopan Creek in January 2012.

The Brocks Creek tailings dam, which was inherited from the previous owners, is currently in a stable form and the historical partial capping is currently rehabilitating naturally with grass cover establishing itself around the perimeter of the tailings dam. Approximately 1,213kt of oxide waste rock from the Rising Tide Stage 1 open cut operation was extracted and used to continue the cover of the Old Tailings Dam as part of closure criteria for the site. An estimated 9.8ha of the tailings dam was covered with 4m to 8m of oxide material.

The historical Faded Lily and Alligator WRD’s were rehabilitated during the mid to late 90’s with a native tree, shrub and grass species mix. The landforms are in a stable state. Alligator was primarily an oxide waste dump, and AMD is not an issue. Faded Lily was a sulphide WRD, and exhibits signs of AMD. At the base of the waste dumps exists sediment traps and wetland filters to minimize downstream impacts.

The Brocks Creek area is included in an approved Waste Discharge License (WDL 180-03) that is combined with the Cosmo Howley WDL (commencing December 23, 2015 and expiring September 30, 2017) , regulating wastewater discharge in the wet season. A regular sampling regime is employed to monitor creek flows and creek water quality.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The former Brocks Creek CIL processing facility covered a relatively small area. This area has largely been rehabilitated, with only the plant foundations, office buildings and some scrap metal remaining. The office complex is now used by the PNX Metals exploration team.

20.5.5	BURNSIDE AREA MMP’S

The Burnside area currently has a series of authorizations registered under care and maintenance/exploration and mining MMP’s approved. These MMP’s allows Newmarket Gold to do limited drilling for exploration and also has monitoring commitments attached. Newmarket Gold must ensure it meets these commitments or risk penalties from the DPIR. The approved mining MMP’s exist at North

Point/Princess Louise, Howley and at Rising Tide Deposits where previous mining has occurred.

20.5.6	ENVIRONMENTAL MANAGEMENT PLAN

Under the terms of the Mining Management Act, existing mining operations in the Northern Territory are required to submit an annual MMP to the DPIR. This plan covers key aspects of mine operation, Occupational Health and Safety, environmental management and mine closure. This plan is then assessed and audited by the DPIR. Upon approval of the MMP, an Authorization to Operate is issued to the mining operation.

The Company has submitted annual MMPs for all of its operating and exploration activities, and provided required annual reports to the DPIR and other relevant departments.

The Company has MMP’s in place with the DPIR for the Cosmo Project and are under Authorization numbers 0546-03. More details of the other plans currently in place can be found in Sections 4-11 and 4-12 above.

20.5.7	ENVIRONMENTAL BONDS

20.5.7.1 NT Operations

Unconditional performance bonds totaling $13,520,225 for the NT Operations have been lodged with the Northern Territory Government to cover the anticipated cost of the rehabilitation commitments associated with the mining project. This is included in a total of $7,012,524 currently held by the Northern Territory Government for the Cosmo Mine. This bonding and mining authority allows for the Company to conduct mining operations at the Cosmo Mine.

More details on bonds held can be found in Section 4-12 above.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 20-4 LIST OF BONDING HELD FOR NT OPERATIONS

Project/Site	Authorization No	Tenements	Bonds
Maud Creek	0524-02	EL25054; EL28902; ML30260; ML30293	$122,498
Moline	0525-02	MLN1059; ML24173; EL28616; MLN41	$338,486
Fountain Head	0526-01	MLN4; MLN1020; MLN1034; ML31124	$1,263,462
Brocks Creek	0528-01	MLN1139	$1,410,601
North Point & Princess Louise	0530-01	MLN826; MLN827; MLN828; MLN829; MLN861; MLN862; MLN863; ML31059	$1,322,547
Pine Creek	0538-01	MLN13; MLN1130; MA416, ML31020	$538,738
Union Reefs	0539-03	ML27999; MA398; MA399; MA400; MA401; MA402; MLN833; MLN856; MLN1109; ML31122	$1,511,369
Cosmo Howley	0546-03	ML30892; ML30887; MLN890; MLN891; MLN892; MLN993; MLN1000; MLN1027; MLN1053; MLN1062; ML31269; ML31017	$7,012,524
Total			$13,520,225

20.6	COMMUNITY CONSULTATION

The Company’s operations has very little impact on the local community throughout the NT Operations mine sites. The main interaction at this site is with the local landowner on Douglas Station. Consultation meetings are held quarterly with site staff and property managers to discuss issues such as water management and land management activities.

20.7	MINE CLOSURE REQUIREMENTS

The NT Government Department of Primary Industry and Resources retains an environmental bond against all exploration, mining and extractive ground disturbances undertaken in the NT. The bond is calculated using a tool supplied by the DPIR, which breaks the nature of the disturbance into discreet aspects of an operation. The breakdown of these items is outlined below.

Removal of Site Infrastructure

This includes the removal of buildings and offices, concrete pads, disconnection of services, removal of plant, removal of contaminated material and the removal of any processing/mining facilities.

Rehabilitation of Extractive Pits/Quarries

This includes the stabilization of any pit walls, placement of abandonment bunds, re-vegetation and signage for any existing pits or quarries on site.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Rehabilitation of Underground Workings

This includes the sealing of any underground accesses, ventilation shafts, barricading and signage.

Rehabilitation of Water/Tailing Storage Facilities

This includes ensuring any dam is safe, removing sediment for dams, shaping and leveling material, drainage, re-vegetation and fertilizing.

Rehabilitation of Stockpiles/Waste Dumps

This covers any shaping, spreading, contouring, cleaning of material around an existing waste dump. It also includes the re-vegetation of the waste dump to allow for stabilization through vegetation. Finally water management from the waste dump would also need to be considered.

Exploration

This includes the rehabilitation of any surface exploration activities including drill pads, sumps, access tracks, core farms and sample farms. The majority of this work is completed after drilling campaigns are completed and this is currently up to date on site.

Access and Haul Roads

This covers the ripping and removal of any non-required roads around site. Also included would be the reapplication of topsoil and seeding/fertilizing to allow for re-vegetation.

Decommissioning and Post Closure Costs

This would cover the on-going assessment, monitoring and management of the site. Monitoring would cover water, weed and fire monitoring.

Contingency costs

This is established as 15% of the total of the costs for each of the areas outlined above. This amount is incorporated into the assessment tool to address variation in unit of measure costs, and changes over time due to project location or inflation

20.7.1	COSMO MINE

Mine Closure costs are estimated within the bonding arrangements with the government. To calculate the required level of security bonding a range of mine closure requirements would be required for each operation. In the case of the Cosmo Mine this has been done with the final estimated amount required for bonding in excess of $7.0M.

On October 1, 2013, the Northern Territory Government adopted an initiative, as part of the amendment to the Mining Management Act, to address the legacy mine issues in the Northern Territory by the introduction of a 1% securities levy. There was a two-pronged approach to this arrangement. The first being that all current operations with securities would receive a 10% refund of the total bond held. The second being that an annual 1% security levy would be required on the current bond held as of July 1 of each year and made payable to the DPIR. The Cosmo Howley security bond is broken down as follows:

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 20-5 MINE CLOSURE REQUIREMENTS FOR COSMO MINE

Domains	Calculated Cost
Site Infrastructure	$457,235
Hard Rock Pits & Quarries	$167,760
Underground Workings	$12,500
Tailings Storage Facilities and Dams	$1,364,080
Stockpiles and Waste Rock Dumps	$2,417,840
Exploration	$33,500
Access and Haul Roads	$141,825
Decommissioning & Post Closure Management	$1,503,107
Contingency @ 15%	$914,677
Total Cost	$7,012,524

20.7.2	UNION REEFS

In the case of the Union Reefs area the final estimated amount required for bonding is in excess of $2.6M. This is broken down as follows:

TABLE 20-6 MINE CLOSURE REQUIREMENTS FOR UNION REEFS OPERATION

Domains	Calculated Cost
Site Infrastructure	$1,083,770
Hard Rock Pits & Quarries	$172,500
Underground Workings	$25,000
Tailings Storage Facilities and Dams	$217,920
Stockpiles and Waste Rock Dumps	$183,860
Exploration	$84,590
Access and Haul Roads	$136,500
Decommissioning & Post Closure Management	$433,010
Contingency @ 15%	$346,822
Total Cost	$2,658,972

20.7.3	PINE CREEK

To calculate the required level of security bonding a range of mine closure requirements would be required for each operation. In the case of the Pine Creek area this would be required before a mining approval was granted, the final estimated amount required for bonding is approximately $3.0M. This is broken down as follows:

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 20-7 MINE CLOSURE REQUIREMENTS FOR PINE CREEK SITE

Domains	Calculated Cost
Site Infrastructure	$16,000
Hard Rock Pits & Quarries	$12,000
Underground Workings	$0
Tailings Storage Facilities and Dams	$32,000
Stockpiles and Waste Rock Dumps	$2,160,000
Exploration	$23,000
Access and Haul Roads	$7,000
Decommissioning & Post Closure Management	$329,000
Contingency @ 15%	$387,000
Total Cost	$2,966,000

20.7.4	BURNSIDE

Mine Closure costs are estimated within the bonding arrangements with the government, however it is planned that this work is completed while operations are in place to reduce the exposure to significant costs at the end of mining. To calculate the required level of security bonding a range of mine closure requirements would be required for each operation. In the case of the North Point Deposit the final estimated amount required for bonding is approximately $1.3M. This is broken down as follows

TABLE 20-8 MINE CLOSURE REQUIREMENTS FOR NORTH POINT

Domains	Calculated Cost
Site Infrastructure	$0
Hard Rock Pits & Quarries	$2,550
Underground Workings	$0
Tailings Storage Facilities and Dams	$0
Stockpiles and Waste Rock Dumps	$598,340
Exploration	$0
Access and Haul Roads	$12,280
Decommissioning & Post Closure Management	$536,871
Contingency @ 15%	$172,506
Total Cost	$1,322,547

20.8	COMMENTS ON ENVIRONMENTAL ISSUES AND LIABILITIES

The Author is not an expert in the assessment of potential environmental liabilities associated with mineral properties. Information contained herein, subject to Section 3.0 of this report, is sourced from earlier reports and Company site representatives.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

21 CAPITAL AND OPERATING COSTS

21.1	COSMO MINE

Costs detailed in this section have been derived from the 2017 Cosmo Mine budget and include current contractor rates for underground mining. Additional capital costs have been included for the removal of tailings from the Cosmo open pit immediately above the underground mine, these were determined from an internal report completed by the company on options to remove the tailings and from discussions with suitable contractors. This will enable the removal of the crown pillar, which forms part of the Mineral Reserve estimate.

21.1.1	CAPITAL COSTS

A summary of the capital costs for the Cosmo Mine are presented as follows:

TABLE 21-1 COSMO MINE CAPITAL COST SUMMARY

Capital Costs (Mining)	$/t (ore processed?)
Mobile Plant & Equipment	6.26
Processing Plant	2.05
Infrastructure	1.21
Underground Development	18.84
Tailings Removal	10.19
Mineral Resource Definition	2.30
Total	40.85

21.1.2	OPERATING COSTS

The operational costs estimated for the Mineral Reserve analysis are summarized in Table 21-2. The mining fixed costs include the fixed labor and overhead costs for the Downer mining contract and the ownership costs for Downer’s mining equipment.

TABLE 21-2 COSMO MINE OPERATING COST SUMMARY

Operating Costs (Mining)	$/t (ore)
Underground Mining	53.09
Ore Haulage	6.23
Processing	34.34
Administration	15.14
Mining Fixed Costs	108.78

The mining costs are based on the 2017 budget and Downer’s contract rates for Cosmo Mine. Processing costs are based on the 2017 budget operating costs for the Union Reefs processing plant.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

21.2	UNION REEFS UNDERGROUND – PROSPECT DEPOSIT

Capital and Operating costs have been derived from the 2012 Prospect Underground Mine Prefeasibility Study and relevant current operating costs for the Cosmo Mine and mill facilities. Discussion have been held with Mining Contrators to ensure they are appropriate for the Prospect deposit. The cost modelling is based upon the use of contract personnel and rates to undertake the mining. Ongoing monthly allowances for technical staff and power consumption have also been included in the cost models.

21.2.1	CAPITAL COSTS

A summary of the capital costs for the Prospect Underground Mine is presented in Table 21-3 below.

TABLE 21-3 CAPITAL COST SUMMARY

Capital Costs (Mining)	$/t (ore)
Mobilization	0.69
Site Set Up	1.53
Pit Dewatering	0.18
Portal Preparation	0.61
Decline Establishment	0.41
Capital Development	35.37
Diamond Drilling	0.98
Vertical Development	4.61
Cablebolt	0.88
Personnel	4.98
Electrical Equipment and Installation	2.41
Total	52.64

21.2.2	OPERATING COSTS

The operational costs estimated for the Mineral Reserve analysis are summarized in Table 21-4 below.

TABLE 21-4 OPERATING COST SUMMARY

Operating Costs (Mining)	$/t (ore)
Underground Mining	72.90
Ore Haulage	1.30
Processing	28.90
Administration	13.90
Mining Fixed Costs	116.00
  The haulage cost is based on contractor tonne kilometer (t.km) rates to Union Reefs for processing, the deposit is located around 1km from the Union Reefs processing facility.
  The processing costs have been estimated using estimated Union Reefs costs of $28.90 per tonne for a 1.2Mtpa throughput. This is based on the currently experienced process cost for milling Cosmo Mine ore.

The mining costs have been estimated from both the current Cosmo Mine actual costs and contract rates.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

21.3	UNION REEFS OPEN PIT – ESMERALDA DEPOSIT

Costs for mining activities at the Esmeralda Mine have been derived using the costs outlined in the Pine Creek 2013 technical report, particularly the operating costs. This is the Authors’ opinion that these costs are still seen as suitable for mine planning as there has not be a significant shift in mining costs since that time. Additionally some costs have been determined using the actual costs incurred during operations by the company at sites such as North Point and the Howley open pits. Processing costs have been determined using current costs but factored to a lower cost due to a larger volume of material being milled from open pits compared to a Cosmo only option. Mining costs have been reviewed after talking with local contractors and have been deemed appropriate to use by the Author.

Operating costs for the Esmeralda Deposit would be similar to the Pine Creek operations as the planning and designs have been constructed using the same methodology and requirements.

21.3.1	CAPITAL COSTS

The capital costs outlined in this section of the report are taken from previously incurred costs from open pit mining completed by the Company at places like North Point and Howley.

The mobilization costs, in this case, have been assumed to be zero as the fleet proposed would be mobilized for the mining operations at Pine Creek prior to commencing work at Esmeralda. There could possibly be other cost savings by having this operation commence with Pine Creek operations but these savings have not be justified at this point in time. It would be recommended to understand these potential savings prior to commencing open pit mining in the NT Operations.

TABLE 21-5 CAPITAL COSTS FOR ESMERALDA MINERAL RESERVES

Item	$’000	$/t
Mobilization	0	0
Pre-mining	70	0.29
Top Soil	50	0.21
Progressive Rehab	50	0.21
Temporary infrastructure	180	0.75
Total	350	1.46

21.3.1.1 Operation Costs

The operational costs estimated for the mineral reserve analysis are summarized in Table 21-6 below. The physical mining cost (excluding haulage and processing costs) is approximately $4.83/t for both ore and waste rock.

TABLE 21-6 OPERATING COSTS FOR ESMERALDA OPERATIONS

Item	$/t
Drilling	0.32
Blasting	0.20
Loading	0.51

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Item	$/t
Haulage	1.04
Auxiliary	0.59
Grade Control	0.07
Labor	2.00
Fixed Costs	0.10
Haulage Costs	4.00
Processing Cost	26.00
Total	34.83
  The haulage cost is based on contractor tonne per kilometer (t.km) rates to Union Reefs for processing.
  The processing costs have been estimated using estimated Union Reefs costs of $26.00 per tonne for a 1.2Mtpa throughput. This is based on the currently experienced process cost for milling Cosmo Mine ore with factoring due to Esmeralda being an oxide only ore source thus reducing power and grinding media costs.
21.4	PINE CREEK OPEN PITS

Operating costs have been derived from the Pine Creek 2013 technical report. A detailed summary of the costs and requirements is outlined in (Basile, et al., 2013). The assumptions made in this section have not materially changed in the opinion of the author, however prior to operations commencing a more detailed review of both operating and capital costs should be determined.

The capital costs have been established using previously incurred costs from other open pit operations managed by the Company.

21.4.1	CAPITAL COSTS

The mining capital costs were estimated to be $2.0M over the proposed life of the open pit mining period. The capital costs are estimated to have an accuracy of ±25%. Greater variations in the estimated capital costs may occur if there are changes to the proposed mine plan.

The mining capital costs included mining equipment and site engineering. In addition, it also includes site closure and monitoring at the end of the open pit mining life.

A table outlining capital expenditure requirement is below in Table 21-7. All pre-stripping of waste material has been excluded from the capital expenditure and included in the operating costs as to fully reflect the amount of pre-strip needed to expose the mineralization in all pits.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 21-7 CAPITAL COSTS FOR PINE CREEK OPERATIONS

Item	$’000	$/t
Mobilization	400	0.32
Pre-mining	350	0.28
Top Soil	150	0.12
Progressive Rehab	300	0.24
Temporary infrastructure	800	0.64
Total	2,000	1.61

21.4.2	OPERATING COSTS

The operational costs estimated for the mineral reserve analysis are summarized in Table 21-8 below. The physical mining cost (excluding haulage and processing costs) is approximately $4.83/t for both mineralization and waste rock.

TABLE 21-8 OPERATING COSTS FOR PINE CREEK OPERATIONS

Item	$/t
Drilling	0.32
Blasting	0.20
Loading	0.51
Haulage	1.04
Auxiliary	0.59
Grade Control	0.07
Labor	2.00
Fixed Costs	0.10
Haulage Costs	4.34
Processing Cost	28.90
Total	38.07
  The haulage cost is based on contractor tonne per kilometer (t.km) rates to Union Reefs for processing.
  The processing costs have been estimated using estimated Union Reefs costs of $28.90 per tonne for a 1.2Mtpa throughput. This is based on the currently experienced process cost for milling Cosmo Mine ore with factoring due to Pine Creek being largely an oxide ore source thus reducing power and grinding media costs.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

22 ECONOMIC ANALYSIS

As per Item 22: Economic Analysis, Instruction 1, the economic analysis has been excluded on the basis that the property is currently in production and there are no plans for material expansion of current production.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

23 ADJACENT PROPERTIES

This section has been reviewed by Mark Edwards in terms of content. As the properties are not owned and operated by the Company, no attempt has been made to assess or verify the technical information in this section and such information is not necessarily indicative of the mineralization on the Property. Where possible, publicly stated data has been used to compile this section.

23.1	GOLD DEPOSITS

There are several other gold mines in the Northern Territory and numerous historical gold, base metal and uranium occurrences within the Pine Creek Orogen and at any time some of these prospects may be subject to various stages of evaluation or development.

The following is a description of some of the more relevant properties, which are proximal to the Cosmo Mine or the Union Reefs processing facility; however, it is important to note that this list is not complete. Information contained herein is derived from public sources, including company websites and has not been verified by the Author. All references to mineral resources and/or mineral reserves are reported to have been prepared in accordance to JORC Code; however, the Authors have not verified this information.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

23.1.1	SPRING HILL GOLD PROJECT

Spring Hill was discovered in 1880 and produced about 20,000oz of high grade gold over the next 25 years (Ahmad, et al., 2009).

The Spring Hill Gold deposit has been held by several different owners over the past 10 years including the Western Desert Resources (currently in administration), Thor Mining and now it is owned by a private company PC Gold with Thor retaining about a 40% interest in the deposit. This may be reduced in February 2017 through the final tranche being settled by PC Gold.

PC Gold will pay a royalty of A$6.00 per ounce of gold produced from the Spring Hill tenements where the gold is sold for up to A$1,500 per ounce; and A$14 per ounce of gold produced from the tenements where the gold produced is sold for amounts over A$1,500 per ounce.

The tenement package comprises a 1,100 hectare Mining Lease Application and is surrounded by a 36km2 Exploration License.

The deposit lies in the historical Pine Creek Goldfield to the north of Newmarket Gold’s Union Reefs processing facility. The deposit is hosted within greywacke and siltstone units of the Mount Bonnie Formation, which occur with distinctive inter-beds of hematitic siltstones associated with layers of banded granular quartz and ironstone.

Gold at Spring Hill occurs mainly in quartz veins concentrated in fracture zones and the axial zones of anticlinal fold structures. Much of the gold is relatively coarse-grained, in the visible range, imparting significant ‘nugget effect’ to drill samples.

Four main zones of gold mineralization cover an area of approximately 1,000m x 400m. They have been outlined during the early 1990s and the mid-2000s by drilling conducted by previous owners of the project around historic workings. These zones have not been drill tested below 150m. Several subordinate occurrences have been identified in adjoining areas.

The Spring Hill deposit has a Historical Resource of 3.6Mt at 2.34 g/t gold for approximately 274,000oz of contained gold (McKibben, et al., 2008). Currently the Indicated Mineral Resource quoted for the deposit is 7.0Mt @ 1.74 g/t for 389,000oz using a 0.7 g/t Au lower cut-off. This is from a 2012 estimation reported on the Thor Mining website.

A press release on Feb 17, 2017 indicate that the sale to PC Gold had been completed.

23.1.2	MT PORTER GOLD PROJECT

In early 2004, an updated resource estimate was completed for Arafura by Reseval Pty Ltd. Published identified resources for the Mt. Porter 10400 Zone deposit, calculated in compliance with the requirements of the JORC Code 1999, now stand at:

  Indicated Mineral Resource 694Kt @ 2.0g.t at a 0.5 g/t cut-off.

  Inferred Mineral Resource 184Kt @ 1.55 g/t at a 0.5 g/t cut off.

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December 2016	Northern Territory Operations

Information from the Ark Mines website describing the history of the deposit is outlined below;

Pine Creek Goldfields Ltd (PCG), a subsidiary of Renison Goldfields Consolidated Ltd (RGC), extensively explored Mt. Porter gold mineralization between 1988 and 1994. Exploration by RGC/PCG at Mt. Porter included a total of 223 drill holes.

The final phase of PCG’s exploration at Mt. Porter (46 holes) concentrated on the “10400 Zone” (see cross section below for 10450 N) where earlier drilling had identified a coherent zone of relatively high-grade (3-4 g/t Au) gold mineralization at shallow depths, less than 70 metres from the surface.

PCG completed ore body modeling of Mt. Porter early in 1994. The estimated global resources (JORC 1999) were:

•	Cut-off 1.5 g/t Au 240,000-250,000 t @ 3.6-3.8 g/t Au.
•	Cut-off 1.7 g/t Au 215,000 t @ 3.9 g/t Au.
•	Cut-off 2.0 g/t Au 176,000 t @ 4.4 g/t Au.

Between 1995 and 1997, an additional 14 drill holes, some as deep as 810 metres (600 metres vertical), were completed by Homestake Gold of Australia Ltd (Homestake) under a farm-in arrangement with RGC. Homestake explored for major new zones of mineralization over a kilometre long section of the Mt. Porter mineralized trend, mainly to the north of the 10400 Zone.

In 2003, Arafura Resources Ltd (Arafura) completed a program of 7 inclined core holes totaling 417.5 metres into the 10400 Zone to confirm the continuity of the highest-grade gold mineralization. These holes all intersected medium to high grade quartz veins outcropping on ridge crests which are amenable to simple low cost open pit mining. The results showed similar grades and widths to the surface sampling.

Most of the mineralization intersected to date at Mt Porter occurs in a complex many-hinged fold zone, on and immediately to the west of the main axis of the Mt Porter Anticline. This zone is bounded by at least three major faults – a NE trending structure to the southeast, an ESE trending structure to the north at about 10500N (local grid) and a major NS trending fault and shear zone to the west on about 10100E.

In the Frances Creek area, some 5km to the northeast of Mt Porter, Arafura completed forty RC holes by the end of 2004 on a number of vein deposits including the Golden Slips and Golden Honcho deposits. This drilling encountered high gold grades within quartz veins hosted by sandstone. Grades as high as 47.5 g/t Au over intervals of up to 4m were recorded. The Golden Honcho deposit is open along strike to both north and south and at depth.

In March 2013, Arafura executed an agreement over the Mt Porter-Frances Creek Project with Ark Mines Limited. In 2015 it was announced that Ark was in compliance with its obligations and had met all expenditure requirements. In August 2015 Ark announced it had executed a processing agreement with Newmarket Gold to process the Mount Porter ore at the union Reefs mill with Ark receiving 55% of net cash from such processing after cost, expenses and royalties. The project has secured environmental approval and a Native Title agreement. Ark has announced it expects to start mining in 2017 following final approvals from the Northern Territory Government.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

In December 2016 Ark Mining issued an amended MMP announcing a proposal to drill 85 drill holes with an average depth of 34 meters in order to define a resource at Porter South which is located 500 meters SSW of the Porter pit.

23.1.3	MT TODD GOLD PROJECT

The following information is taken from the Mt Todd website;

The Batman deposit at the Mt Todd Gold Project is part of a goldfield that was worked from early in the twentieth century. Gold and tin were discovered in the Mt Todd area in 1889 and most deposits were worked in the period from 1902 to 1914.

In the 1950s the area was explored for uranium without any economic success and mining leases were granted in 1975 for exploration for a variety of commodities.

From the late 1980s the mine was operated by a number of companies with varying degrees of success with the most recent operator closing due to bankruptcy. The causes of the failure of the previous operation include: low gold prices, higher than expected operating costs, lower than expected metallurgical recoveries and lower than expected processing rates. Vista Gold has dedicated much of its effort in the past five years to gaining a better understanding of the limits, geologic characteristics and mineralisation of the Batman deposit and evaluating a wide range of metallurgical processing alternatives. The Company believes it has adequately addressed all of the controllable technical issues that caused problems for the previous operators.

Local Geology and Structure

The local geology of the Batman Deposit comprises of a sequence of hornsfelsed interbedded greywackes and shales with minor thin beds of felsic tuff that consistently strike 325o and dip at 40-60o southwest (Blumberg, et al., 2014). The sedimentary package is divided into 18 separate units and is crosscut by north-south trending lamprophyre dykes that pinch and swell through the Batman Deposit.

Structurally there are east-west trending faults and joint sets, which crosscut bedding, these all exhibit limited movement. Calcite veining can be seen in some faults and it is determined they postdate mineralization.

Mineralisation

Mineralization at the Batman Deposit occurs as bedding-parallel stockwork zones over an area of 1500m long, 300m wide and at least 450m deep. Generally the gold occurs within and on the margins of quartz veins, with only limited gold identified within adjacent wall rocks. The primary sulphide assemblages recognized in the Batman deposit consist of pyrrhotite and pyrite with minor chalcopyrite, arsenopyrite, and bismuthinite. Galena and sphalerite are also present and most likely formed during a later mineralizing event as they appear to be related to calcite veining within later faults (Ahmad & Munson, 2013).

Two styles of mineralization occur in the Batman Deposit, namely the north-south trending vein zones and some bedding parallel zones. The “core complex” is consistently mineralized, having a high frequency of veins as well as mineralized joints. Hangingwall zones are less consistently mineralized relative to the core complex with the relationship between mine scale greywacke and felsic units responsible for this.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

The footwall zone is similar to the hangingwall zone and is defined by the lithological units. A further mineralization style in the Batman Deposit is the bedding parallel mineralization, which is identified in two specific shale units.

Open pit mining of the deposit occurred during 1993 and 1997 and again between 1999 and 2000. In total 408,859 ounces of gold was produced from the Mt Todd project, including 10.6Mt @ 0.95 g/t Au for 330 koz of gold from the Batman Deposit.

A NI43-101 Pre-Feasibility study has been completed on the Mt Todd Gold Project in 2013, which is available for review under the Vista Gold company structure. Within the report the Mineral Resources and Mineral Reserves are reported as below;

TABLE 23-1 MINERAL RESOURCES AND RESERVES FOR THE MT TODD GOLD PROJECT (FROM VISTA GOLD WEBSITE)

23.2	POLYMETALLIC DEPOSITS

23.2.1	PNX METALS

PNX Metals (formerly named Phoenix Copper) acquired the Iron Blow and Mt Bonnie ML’s from

Crocodile Gold in 2014. Both properties hosted massive sulphide deposits that had been explored at various times in the past. The Iron Blow deposit had previous mineral resource estimates completed, while the Mount Bonnie deposit had a significant amount of drilling completed on it.

Both deposit areas have been combined by PNX into what is now termed the Hayes Creek Project.

PNX issued a mineral resource statement for the Iron Blow Deposit in January 2014 based on a new interpretation and inclusion of drill holes completed by Crocodile Gold in 2011.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 23-2 IRON BLOW DEPOSIT 2014 MINERAL RESOURCE ESTIMATE

Depth	AuEq cut- off ( g/t)	Tonnes	AuEq (g/t)	Au ( g/t)	Ag ( g/t)	Cu (%)	Pb (%)	Zn (%)	ZnEq %
>-90	0.7	2.2Mt	6.7	2.4	140	0.3	1	4.9	11.8
mRL
<-90 mRL	3	0.4Mt	5.6	2.7	71	0.4	0.4	4.1	10
Total Inferred mineral resource		2.6Mt	6.5	2.4	130	0.3	0.9	4.8	11.5
Total Contained Metal			543,000oz	203,000oz	10,700,000oz	7,000t	23,000t	125,000 t	300,000t

They subsequently drilled two diamond drill holes and completed some metallurgical test work.

At Mount Bonnie PNX drilled 12 RC holes for 1,114m in 2015. Significant base metals and precious metal values were intersected in a number of holes.

In the latter part of 2015 PNX completed additional drilling at Mt Bonnie consisting of 5 diamond drill holes, 3 RC holes and 5 combination RC/diamond drill holes, for a total of 1,815m. They also established three surface trenches for a total of 48 meters. Results were incorporated in to a mineral resource estimate that was ultimately included in a scoping study.

In January 2016 metallurgical test work results were released for the Iron Blow Deposit. Results indicate that a zinc concentrate assaying 46.8% Zn at recoveries of 82.2% can be achieved. An additional bulk concentrate was reported. Results are as follows:

TABLE 23-3 IRON BLOW DEPOSIT METALLURGICAL BULK CONCENTRATE RECOVERY RESULTS

		Assays					Recovery
	Mass %	Au ppm	Ag ppm	Cu %	Pb %	Zn %	Au %	Ag %	Cu %	Pb %	Zn %

Pb/Cu Cleaner Con	6.8	18.2	1960	4.6	9.8	5.2	47.2	72.5	60.2	60.5	4.3

In February 2016 PNX issued an initial mineral resource estimate for the Mt Bonnie Deposit. A summary of results is as follows:

TABLE 23-4 MT BONNIE DEPOSIT 2016 RESOURCE ESTIMATE

Domain	JORC Classification	Tonnage (kt)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (G/t)	ZnEq (%)	AuEq (g/t)
Zinc >1%	Indicated	456	5.63	1.26	0.32	151	1.15	9.14	5.46
Zinc >1%	Inferred	644	4.38	1.52	0.25	131	1.47	8.16	4.87
Gold >0.5g/t	Inferred	78	0.16	1.87	0.26	121	1.88	5.36	3.2
Silver > 50g/t	Inferred	107	0.26	0.06	0.04	70	0.04	1.6	0.96
Total Ind + Inf Mineral Resource		1,285	4.22	1.33	0.26	133	1.26	7.79	4.65
Total Contained metal			54,300t	17,100t	3,300t	5,470koz	52.15koz	100,000t	192koz

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

In late March 2016 results of a Scoping Study for the Hayes Creek Project were released. Resources from both the Iron Blow and Mt Bonnie deposits were incorporated. A summary of key findings as outlined in their March 31, 2016 press release is as follows:

•	Base case pre-tax project Net Present Value of $109.4M with an Internal Rate of Return of 58%, giving a payback period of less than two years (at published consensus forward price estimates);

•	Initial capital expenditure of $54M for processing plant and infrastructure, plus a further $10.9M in year two of underground development capital;

•	Estimated average annual payable metal sales of 13,7000t of zinc in concentrate, and 1,290,000oz silver and 14,000oz gold in doré from production of 400,000t of ore per year;

•	Indicative mine life of seven years commencing in 2019 with total metal revenues of $631M;

•	Annualised Life-of-Mine pre-tax net cash flows of $35M (net of ongoing underground development capital) resulting in a total Life-of-Mine pre-tax net cash flow of $244M; and

•	Project revenues split between zinc (41%), silver (34%), and gold (25%), providing a natural hedge against fluctuations in individual commodity prices.

TABLE 23-5 COMBINED MT BONNIE AND IRON BLOW DEPOSIT MINERAL RESOURCES, MARCH 2016

In July 2016 PNX announced the acquisition of three additional ML’s from Newmarket Gold. These are in the vicinity of the Iron Blow and Mt Bonnie deposits.

By the end of September 2016 PNX had completed an additional 27 RC and 2 RC/diamond drill holes for a total of 1,985m at Mt Bonnie. Results were incorporated into an upgraded mineral resource estimate that was issued in February 2017. A summary table of results from PNX’s web site is as follows:

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

TABLE 23-6 MT BONNIE DEPOSIT UPDATED MINERAL RESOURCE ESTIMATE SEPT. 2016

In the latter part of 2016 PNX completed 5,500m of RC and diamond drilling at the Iron Blow Deposit. A total of 38 holes were planned. Typical results included:

•	From IBDH041, 33.6m assaying 6.28% Zn, 2.34 g/t Au, 246 g/t Ag, 1,45% Pb and 0.25% Cu;

•	And from the same hole a further 44.56m assaying 4.3% Zn, 2.007 g/t Au, 81 g/t Ag, 0.43% Pb and 0.35% Cu; and

•	From IBRC052, 24.0m assaying 0.60% Zn, 0.63 g/t Au, 332 g/t Ag, 1.31% Pb, 0.14% Cu.

An updated resource for the Iron Blow was expected to be released in March 2017. A Prefeasibility Study was announced for the Hayes Creek Project for release in mid 2017.

In December 2016 PNX announced it had earned a 51% interest (excluding uranium) in 19 Exploration Licenses (ELs) and 4 Mineral Leases (MLs) incorporating the Burnside, Moline and Chessman Projects, which cover approximately 1,700km2 in the Pine Creek region of the Northern Territory.

At the Moline Project area PNX announced preliminary drill results from 12 RC holes (1,497m) completed in late 2016. Four former open pit areas were tested, including Hercules (1), Moline (5), Tumbling Dice (4) and School 92). Favourable gold results were reported from a number of these holes and additional drilling is planned.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

24 OTHER RELEVANT DATA AND INFORMATION

This report covers all Mineral Resources and Reserves located within the NT Operations tenement holdings excluding the Maud Creek Deposit. This is not included within this report as it is included within a separate PEA level study completed in May 2016 by SRK Consulting (Australia) Pty Ltd. This report is titled the “Amended Technical Resource. Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” and was prepared for Newmarket Gold Inc according to the National Instrument 43-101 and Form 43-101 F1.

No other relevant information is required to make the technical report understandable and not misleading.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

25 INTERPRETATION AND CONCLUSIONS

The Authors have made the following interpretations and conclusions:

The understanding of the fundamental geological controls on mineralization at Cosmo Mine is improving. Mineralization is structurally controlled but later offsetting faults and the complexities of the Cosmo-Howley Anticline are challenging. Nevertheless, the predictive model has led to considerable exploration success over the past 12 months . Despite having seen a decrease in Mineral Reserves over the past year, exploration in the mine has been successful in delineating additional Mineral Resources in both the Cosmo Mine and the nearby Lantern Deposit. Some of these Resources are yet to be converted into Mineral Reserves and extensive work will take place over the coming 12 months in order to accomplish this objective.

A substantial program of underground diamond drilling and associated geological studies were undertaken throughout 2016 to increase Resources in the Cosmo Mine and this continues into 2017 Programs targeted areas outside the Eastern Footwall Lodes, which to date have been the mainstay ore source since the Cosmo underground mine was opened. Studies and new drill derived information while increasing the geological understanding of the distribution of mineralization across the mine are also challenging and changing the models for gold genesis for the deposit.

Much of the drilling conducted in 2016 built upon those targets confirmed last year and opportunities revealed in the footwall to the F1 Fault. In particular footwall lodes such as Redbelly, Taipan and Keelback were advanced to mining throughout the year, with drilling often intersecting these targets on route to the primary Sliver target.

Growth exploration drill programs were conducted at:

  Sliver (Lode 101) - northern extensions between 2080N and 2300N;
  Western Lodes - down plunge extension of Lodes 500 & 600, plus new shoots below the F1 Fault;
  Metasediment contact mineralization along each fold limb of the Zamu Dolerite (Z1000 target, Adder Lode, Hornet target plus new shoots);
  Hinge below the F1 Fault – named ‘Redbelly’ (Lode 800);
  Taipan (Lode 900);
  Keelback (Lode 1000);
  Cosmo Deeps Eastern Lodes (Lodes 100, 200, 300 below the F1 Fault); and
  Lantern (Inner Metasediments stratigraphically below the Zamu Dolerite)

Complimentary to the above exploration programs at Cosmo Mine was the mining of the 640RL level Western Drill Drive (640WDD) with purpose to provide optimal drill platforms to drill targets such as the Sliver, Redbelly, Taipan, Keelback and Western Lodes at the deeper, northern end of the underground mine. This 640WDD was completed in May 2016 after which additional diamond drill rigs were deployed to increase the rate of testing targets and their follow up Resource Definition infill drilling.

Drill success from the 640WDD programs prompted new mine development (625RL Northern Decline) in the last quarter of 2016, through the F1 Fault to generate drill platforms, primarily closer to the Sliver,

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

but also Taipan and 500 Lodes. This decline is also a likely ore production access for mining of Sliver and 500 Lode resources in 2017.

The three most successful exploration areas of new mineral resource potential defined in 2016 include:

(a)

The northern down-plunge continuation of the Sliver Lode with successful surface and underground drilling programs suggesting a shallower dip to the F1 Fault and a potential new NW- striking cross fault;

(b)	Discovery of the Redbelly, Taipan, Keelback and Adder Lodes during the year has identified additional Mineral Resources within close proximity to the mining development; and
(c)	Initial Mineral Resource identified in 2016 for the Lantern Project.

The objective for 2017 is to put these Mineral Resources into mining inventory and ultimately achieve guidance of 60,000oz to 65,000oz of gold. Work is required to build this Mineral Resource and subsequently Mineral Reserve inventory up to over 100,000oz, This will allow for the Cosmo Gold Mine to contain the mine life to properly bring the other Mineral Reserves into production.

The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in 2010. However, the robustness of the mining recovery and dilution estimates has to be improved. Over the past 12 months a significant improvement in metallurgical recoveries has results in refining this understanding.

It is the Authors’ view that the risk of not achieving projected economic outcomes is moderate given the operational experience gained since 2010. A foreseeable risk and uncertainty facing the operation is the changing character of geology, structures and mineralization at both depth and along strike and understanding how this will relate to the conversion to Mineral Reserves in the future. Work is required on the Lantern Mineral Resource to convert this to Mineral Reserves throughout 2017.

Reconciliation results in the past have provided confidence in the sample collection procedures, the quality of assays and the resource estimation methodology, but these processes will need to be continually adapted as different geological environments within the mine are defined. The Company needs to continue research to better understand the potential implications on future geological, mining and metallurgical processes and will continue to seek external advice during 2017 in relation to sampling, assaying and mineral resource estimation of various mining scenarios. Based on recommendations from previous external reviews, projects plans have been developed and implemented.

Past work has defined Mineral Reserves at two deposits (Prospect and Esmeralda) in the Union Reefs area and a number of deposits in the Pine Creek area. Further work is required to bring these deposits into production and incorporate them into a longer term mine plan for NT Operations. This includes looking at the potential to mine the Prospect Deposit both as an open pit and underground operations.

Numerous other deposits within the NT Operations’ tenements with significant Mineral Resource have also been defined in the past. The geological and structural understanding of these deposits is deemed to be fairly high and with additional work these deposits can be brought into the mineral inventory.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

26 RECOMMENDATIONS

26.1.1	COSMO MINE

In order to improve the quality of the estimated Mineral Resource and maximize the conversion to Mineral Reserves the following actions are recommended:

  Undertake infill diamond drilling of the deeper extents of priority lodes to confirm the assumptions of geological continuity inherent in the current estimate;
  Add to the current structural and petrological studies that have been completed over the past two years on the Cosmo and Lantern deposits.
  Continue to take density measurements on diamond core drilling to lend further support to the density values in the database;
  Continue the check and validation process for sampling and assaying by utilizing inter-lab repeats through an independent assay laboratory and duplicate split core sampling;
  Continue to review the performance of the Mineral Resource estimate through regular reconciliation between the mining and the processing facility.

There are no known situations where the Mineral Resources outlined above could be materially affected by environmental, permitting, legal, title, infrastructure, metallurgical treatment, socio-economic or political issues, other than as outlined elsewhere in this technical report. There is, however, some risk, as with any gold mineral resource where the gold price achieved may affect the overall economic viability of a mining operation.

The Cosmo Mine Mineral Reserves have seen a decrease in inventory over the past 12 months. Exploration in the mine has been successful to delineate additional Mineral Resources in both the Cosmo and the Lantern Deposits. Some of these are yet to be converted into Mineral Reserves, which will take place over the coming 12 months. This work, as well as necessary development work needs to take place in 2017.

26.1.2	UNION REEFS

Additional drilling and detailed enginnering work are required in 2017 at the Prospect and Esmeralda Deposits in order to prepare them for production. This includes looking at the potential to mine the Prospect deposit as an open pit and underground combination. The grade of the Prospect Deposit makes it a high priority for future development.

The nature and scale of the Crosscourse Deposit mineralization and the close proximity to the Prospect Deposit highlights the need to understand how these two deposits may interact. Drilling is required to target the possible intersection zones of these two deposits.

26.1.3	PINE CREEK

The Pine Creek Deposits have the potential to add supplementry tonnes to the current Cosmo Mine only mining schedule. These deposits should be further assessed in 2017 for possible ramping up into the life

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

of mine plans. While they are lower grade than Esmeralda and other deposits they all have significant surface infrastructure available. These deposits would add significant tonnes to the production profile and would lower the overall cost of production from other sites.

The work completed in the past 12 months on improving the metallurgical recoveries from the Cosmo deposit need to be applied to the Pine Creek deposits to see if they will have a positive outcome. Recoveries are predicted to be much lower in Pine Creek when compared to what is now seen from Cosmo Mine.

26.1.4	REGIONAL EXPLORATION

Exploration outside the immediate mining area is to screen for potentially economic >0.5 million-ounce gold deposits with the desired outcome being to locate large mineralized systems

Targeting studies of NT Operations’ tenements have recently been completed that have identified five highly-prospective areas of interest :

1.	Liberator to Big Howley – including the Cosmo & Lantern resource extensions,

2.	Union Reefs – including deeper potential at Crosscourse/Prospect and Union North and near surface targets

3.	Mt Paqualin – a known but sparsely-tested mineralized anticlinorium ~20km north of Cosmo, Bon’s Rush and Kazi area. This area has the potential to replicate the mining seen in the Cosmo/Howley area

4.	Pine Creek – down plunge extension of the high-grade North Gandy’s mineralization.

5.	McCallum Creek – early stage exploration targeting a repetition of the Cosmo Mine Sequence along the northeastern flank of the Burnside Granitoid.

In order to work these five areas an exploration budget of A$9.8 million for 2017 and 2018 has been put forward with A$6.2 million proposed for 2017.

26.1.5 OTHER

Farm-in agreements have been completed that allow third parties to carry out exploration on significant parts of the Company’s land position. It is anticipated that this allows for increased exploration expenditure that should identify opportunities for more focused work.

The Company should also regularly monitors local competitor activities in the area in order to quickly identify opportunities that may be potentially beneficial; for example the opportunity to toll treat ore from defined, competitor deposits.

The Company should contine to consider the divestment of non-core assets and continue to rationalize holdings within the NT Operations.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

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December 2016	Northern Territory Operations

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Matthaei, S K, Henley, R W and Heinrich, C A. 1995a. Gold precipitation by fluidmixing inbedding parallel fractures near carbonaceousslates at the Cosmopolitan Howley gold deposit, Northern Australia. 1995a. pp. 2123-2142.

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Matthai, S K, et al. 1995. Intrusion-related, high-temperature gold quartz veining in the Cosmopolitan Howley metasedimentary rock-hosted gold deposit, Northern Territory, Australia. s.l. : Economic Geology 90, pp1012-1045, 1995. pp. 1012-1045.

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December 2016	Northern Territory Operations

Sener, A K, Groves, D I and Fletcher, I R. 2003. Timing of gold mineralization in the Pine Creek Orogen, Northern Territory, Australia: its significance to the thermal-aureole gold model. 2003. pp. pp 811-814.

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Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

28 SIGNATURE PAGE

CERTIFICATE OF QUALIFIED PERSON

I, Jason Keily, Mining Manager, as an author of this report entitled “Report on the Mineral Resources and Mineral Reserves of the Northern Territory Operations Northern Territory, Australia.” dated effective 31 December, 2016, prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

I am Mining Manager, at Kirkland Lake Gold Northern Territory Mining Operations (NT Ops), located at 2/14 Shepherd Street, Darwin, Northern Territory, Australia.

This certificate applies to the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Northern Territory Operations Northern Territory, Australia.” dated effective 31 December, 2016 (the “Technical Report”).

I graduated with a Bachelor of Engineering in Mining Engineering from the South Australian Institute of Technology (University of South Australia) in 1988, and a Graduate Diploma in Mineral Resources from University of Queensland, in 2010. I have worked as a Mining Engineer since graduation from university in 1988. During that period of 29 years, I have been employed as a Mine Engineer, Mine Manager, General Manager and Consulting Engineer, at several mining companies, including at least 15 years in underground gold mining operations in Australia, PNG. I am a fellow and Chartered Engineer of the AusIMM with Registration No. 108442, Chartered Professional Engineer and Engineering Executive of the IEAust with Registration number 448323, Registered Professional Engineer of Queensland with registration number 9815, Member of the Society for Mining, Metallurgy, and Exploration with registration number 1689250.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

I last visited the NT Ops, subject of the Technical Report, in March 2017

I am responsible for Sections 1-3, 15-16, 18, 20, 21-22 and 24-27 of the Technical Report.

I am not independent of the Issuer as described in section 1.5 of NI 43-101 as I am an employee of the Issuer.

I have prior involvement with the property that is the subject of the Technical Report as I am the current Mining Manager for the operations.

I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations

CERTIFICATE OF QUALIFIED PERSON

I, Mark Edwards, Geology Manager, as an author of this report entitled “Report on the Mineral Resources and Mineral Reserves of the Northern Territory Operations Northern Territory, Australia.” dated effective 31 December, 2016, prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

I am Geology Manager, at Kirkland Lake Gold Northern Territory Mining Operations (NT Ops), located at 2/14 Shepherd Street, Darwin, Northern Territory, Australia.

This certificate applies to the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Northern Territory Operations Northern Territory, Australia.” dated effective 31 December 2016 (the “Technical Report”).

I graduated with a Bachelor Of Science Degree in Geology from Flinders University in 1997, and a Bachelor of Science (Hons) Degree from University of Tasmania, in 1998. I have worked as a Geologist since graduation from university in 1998. During that period of 19 years, I have been employed as a Mine Geologist, Senior Mine Geologist, Chief Geologist, Geology Manager and General Manager of Exploration, at several mining and exploration companies, including at least 16 years in gold mining operations in Australia and Botswana. I am a Fellow and Chartered Professional Geologist of the AusIMM (FAusIMM CP) with Registration No. 220787 and a Member of the Australian Institute of Geoscientists (MAIG) with registration No 3655.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

I last visited the NT Ops, subject of the Technical Report, in March 2017

I am responsible for Sections 1-14, 17, 19, 20 and 23-27 of the Technical Report.

I am not independent of the Issuer as described in section 1.5 of NI 43-101 as I am an employee of the Issuer.

I have prior involvement with the property that is the subject of the Technical Report as I was a contributing author of the technical report on the NT Operations entitled NI 43-101 Technical Report dated effective 31 December 2015. Since then, I have been frequently involved with the property by way of my role as Geology Manager

I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Technical Report	Kirkland Lake Gold Ltd.
December 2016	Northern Territory Operations